EXHIBIT 99.1

Information included herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

PRELIMINARY INFORMATION STATEMENT

SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2012

COMVERSE, INC.

Common Stock

This Information Statement is being sent to you in connection with the planned distribution by Comverse Technology, Inc. (or CTI) to its shareholders of all of the outstanding shares of common stock of its wholly-owned subsidiary, Comverse, Inc. (we, us, our or Comverse).

CTI will distribute all of the outstanding shares of common stock of Comverse on a pro rata basis to holders of CTI common shares, which we refer to as the “share distribution.” Holders of CTI common shares as of 5:00 p.m., New York City time, on                     , 2012, the record date for the share distribution, will be entitled to receive one share of our common stock for every ten CTI common shares held thereby, subject, if necessary, to the holdback of a certain number of shares of our common stock (and proceeds from sale of such shares) by the distribution agent to satisfy any withholding obligations. The distribution of shares will be made through direct registration in book-entry form on                     , 2012 (referred to as the distribution date). Immediately after the share distribution is completed, we will be an independent, publicly-traded company.

Approval of the share distribution is being sought from the holders of CTI common shares at a special meeting of CTI’s shareholders to be held on October 10, 2012 at 10:00 a.m., New York City time, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, NY 10153 (referred to as the Special Meeting). In connection with and prior to the Special Meeting, CTI distributed a proxy statement (referred to as the CTI Proxy Statement) to all holders of its common shares. The CTI Proxy Statement contains a proxy and describes the procedures for voting your CTI common shares and other details regarding the Special Meeting. As a result, this Information Statement does not contain a proxy. Holders of CTI common shares are entitled to appraisal rights in connection with the vote to approve the share distribution. To the extent that any such holder exercises appraisal rights it will not receive shares of Comverse common stock in the share distribution, and such shares will be contributed to Comverse by CTI. See “Appraisal Rights.”

Other than shareholder approval of the share distribution, no action will be required of you to receive shares of our common stock, which means that:

•	you will not be required to pay for the shares of our common stock that you receive in the share distribution; and

•	you do not need to surrender or exchange any of your CTI common shares in order to receive shares of our common stock, or take any other action in connection with the share distribution.

There is currently no trading market for our common stock. However, we expect that a limited market for our common stock, commonly known as a “when-issued” trading market, will develop on or shortly prior to the record date for the share distribution, and we expect “regular-way” trading of our common stock will begin one trading day after the distribution date. We will announce the when-issued trading symbol when and if it becomes available. We have applied to list our common stock on the NASDAQ Stock Market, LLC (or NASDAQ) under the symbol “CNSI.”

In reviewing this Information Statement, you should carefully consider the matters described under “Risk Factors” beginning on page 25 for a discussion of certain factors that should be considered by recipients of our common stock.

We are an Emerging Growth Company as defined in the Jumpstart Our Business Startups Act. See page 15.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this Information Statement is                     , 2012.

This Information Statement is being furnished solely to provide information to CTI shareholders who will receive shares of our common stock in the share distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of CTI. This Information Statement describes our business, our relationship with CTI and how the share distribution affects CTI and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the share distribution. You should be aware of certain risks relating to the share distribution, our business and ownership of our common stock, which are described in “Risk Factors.”

You should not assume that the information contained in this Information Statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

QUESTIONS AND ANSWERS ABOUT COMVERSE AND THE SHARE DISTRIBUTION

Set forth below are commonly asked questions and answers about the share distribution and the transactions contemplated thereby. You should read the section titled “The Share Distribution” for a more detailed description of the matters described below.

Except as otherwise indicated, the information included in this Information Statement, including Comverse, Inc.’s (Comverse, we, us, our or our company) combined financial statements, reflects the contribution of Starhome B.V. (or Starhome) to us by Comverse Technology, Inc. (or CTI) on September 19, 2012 and assumes the completion of all the transactions referred to in this Information Statement as the share distribution, including the contribution to us of Exalink Ltd. by CTI immediately prior to the share distribution. Other than holding certain intellectual property rights, Exalink Ltd. has no operations.

All information in this Information Statement related to the number of shares of our common stock that will be outstanding after the share distribution assumes that no holder of CTI common shares exercises appraisal rights in connection with the vote to approve the share distribution. To the extent that a holder of CTI common shares exercises appraisal rights, such holder will not receive its pro rata share of our common stock in the share distribution and such shares will be contributed by CTI to Comverse. See “Appraisal Rights.”

Q:	What is the share distribution?

A:	The share distribution is the transaction of separating Comverse from CTI, which will be accomplished through the pro rata distribution of our common stock by CTI to holders of CTI common shares. If all conditions to the effectiveness of the share distribution are met, then all of our outstanding shares of common stock will be distributed to holders of CTI common shares on the distribution date. Each holder of CTI common shares outstanding as of the record date for the share distribution will be entitled to receive one share of our common stock for every ten CTI common shares held thereby. If necessary to satisfy any withholding obligations, the distribution agent will hold back a certain number of shares of our common stock (and proceeds from sale of such shares) and sell those shares on the market. Following the share distribution, CTI will no longer hold any of our outstanding capital stock, all of which will be held by CTI shareholders as of the record date, and we will be an independent, publicly-traded company. We have applied to list our common stock on NASDAQ under the symbol “CNSI.”

Q:	What are the reasons for the share distribution?

A:	Over the past several years, CTI has been evaluating potential strategic alternatives in connection with a review of its strategy as a holding company. In connection with this evaluation CTI’s board of directors (or the CTI Board), with the assistance of its financial advisors, Goldman, Sachs & Co. and Rothschild Inc., has determined that pursuing the share distribution is in the best interests of CTI and its shareholders, and that separating us from CTI would provide benefits to both CTI and us, including the following:

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Focused Management. The share distribution will allow our management to devote its entire time and attention to maximizing our shareholder value by focusing on our growth, improving our operational performance and profitability, implementing our strategies and achieving our business objectives.

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Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. The CTI Board believes that the share distribution will increase investor understanding of us and our market position within our industry, thereby facilitating the creation of a more natural and interested investor base. The share distribution also will provide investors with two individual investment options that may be more appealing to them than an investment in the current combined company. Separating the businesses will result in each company representing more of a pure-play investment that the CTI Board believes will appeal to the respective investor bases due to each company’s more defined business and assets—an operating business in our case and indirect or direct ownership interests in Verint in the case of CTI (or if the Verint Merger closes, Verint). As we and CTI do not share any meaningful synergies, the share distribution will allow investors to make independent decisions with respect to each of us and CTI (or if the Verint Merger closes, Verint) based on, among other factors, our different business models, strategies and industries.

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Verint Merger. In addition to owning us, CTI holds interests in two majority owned subsidiaries – Verint Systems Inc. (or Verint) and Starhome. As a result of CTI’s efforts to evaluate and eliminate the holding company structure, on August 12, 2012, CTI entered into an agreement and plan of merger with Verint (or the Verint Merger Agreement) pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (or the Verint Merger). It is a condition to the Verint Merger that CTI dispose of its significant assets and liabilities (including us and Starhome) other than its ownership interest in Verint. As a result, CTI’s Board of Directors believes it is in the best interest of CTI’s shareholders to effect the share distribution to enable CTI to meet the conditions to the Verint Merger. In addition, on August 1, 2012, CTI reached an agreement to sell its interest in Starhome to unaffiliated purchasers, which is discussed in more detail below. On September 19, 2012 CTI contributed to us its interest in Starhome. See “Summary—Recent Developments—Merger of Verint and CTI” and “—Sale of Starhome.”

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Enhanced Value. The CTI Board believes that following the share distribution, the combined value of CTI common shares and Comverse common stock (or if the Verint Merger closes, Comverse and Verint’s common stock) should, over time and assuming the same market conditions, be greater than the value of CTI common shares had the share distribution not occurred, thus resulting in greater long-term value to CTI shareholders. The CTI Board’s belief that operating as separate companies would increase the aggregate value to shareholders is based on its conclusion that operating as separate companies will enable investors to more accurately assess our and CTI’s (or Verint’s, in the event the Verint Merger is consummated) performance and strategies, which will lead to enhanced investor understanding of each company’s businesses and provide investors with a more targeted investment opportunity. In addition, the CTI Board believes that operating as separate companies would allow each company to take advantage of potential opportunities for value creating strategic alternatives that might not have been available if we were to remain part of the same company, such as the Verint Merger. However, no assurance can be given that such higher aggregate value will be achieved.

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Enhanced Flexibility in Evaluating Acquisitions, including in Using Stock as an Acquisition Consideration. The share distribution will provide us with enhanced flexibility to use our stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our industry. We expect that we will be able to more easily facilitate future strategic transactions with similar businesses through the use of our stand-alone stock as consideration. In evaluating such transactions, following the share distribution our Board will be able to focus solely on the benefits of a proposed transaction to us and our shareholders and will no longer be required to evaluate the impact of such transaction on CTI and/or Verint.

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Direct and Differentiated Access to Capital Resources. As an independent company, we will no longer need to compete internally for capital, and will have direct access to capital markets to fund our capital needs. We will have complete control over decisions related to the allocation and raising of capital resources and will be able to make decisions related to strategic investments in our business without the need to consider the effect these decisions would have on CTI and/or Verint. With respect to CTI, following the share distribution, its capital resources will no longer be impacted by our liquidity needs and may be used in their entirety to fund CTI’s operations, until the elimination of the holding company structure as currently contemplated by the Verint Merger.

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Improved Management Incentive Tools. We expect to use share-based incentive awards to compensate current and future employees. Following the share distribution, appreciation in the value of shares underlying share-based awards granted to our employees will no longer be impacted by the performance of CTI’s other subsidiaries. Share-based incentive awards granted to our employees following the share distribution will be tied directly to our performance, providing employees with incentives more closely linked to the achievement of our specific performance objectives. This will better align employee interests with the interests of shareholders. We also believe that equity-based compensation arrangements tied more closely to our performance will improve our ability to attract, retain and motivate qualified personnel.

The CTI Board also considered a number of potentially negative factors in evaluating the share distribution, including in the case of (i) both companies, increased costs and disruptions to the businesses as a result of the share distribution, (ii) CTI, (A) the risk that CTI may be unable to effectuate the share distribution or another Comverse disposition even after receiving shareholder approval, which would allow Verint to terminate the Verint Merger Agreement and, if so terminated, under certain circumstances would (1) allow Verint to purchase from CTI an amount of Verint voting securities that would cause CTI to lose its majority controlling interest in Verint and (2) subject CTI to restrictions on its ability to vote or acquire shares of Verint stock and nominate directors to the Verint board of directors, and (B) loss of an operating business to generate cash flow until elimination of the holding company structure and (iii) us, the loss of ability to obtain capital resources from CTI and limitations placed on us as a result of agreements we are expected to enter into with CTI in connection with the share distribution. Notwithstanding these potentially negative factors, however, the CTI Board determined that the share distribution was the best alternative to enhance shareholder value taking into account the factors discussed above. For a more detailed discussion relating to the negative factors considered by the CTI Board, see “The Share Distribution-Reasons for the Share Distribution.”

In addition to the share distribution, CTI considered a number of strategic alternatives for CTI as a whole as well as for its individual businesses. See “The Share Distribution—Reasons for the Share Distribution” for a discussion of these strategic alternatives and why CTI elected to pursue the share distribution.

Q:	What will Comverse’s operations consist of following the share distribution?

A:	We expect that Comverse’s business following the share distribution will continue to consist of its current operations. As disclosed above, it is a condition to the consummation of the Verint Merger that CTI dispose of its interest in each of us and Starhome prior to the consummation of the Verint Merger. On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (referred to as the Starhome Share Purchase Agreement) with unaffiliated purchasers pursuant to which the purchasers agreed to purchase all of the outstanding share capital of Starhome (referred to as the Starhome Disposition). The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or the purchasers may terminate the Starhome Share Purchase Agreement. On September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement, in order to ensure it can meet the condition to the Verint Merger. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are presented as discontinued operations in our combined financial statements.

Q:	What are the conditions to the completion of the share distribution?

A:	The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and Comverse from a nationally recognized provider of such opinions, final approval of the transaction by the CTI Board, approval of the share distribution by the holders of at least two-thirds of CTI’s common shares, final approval of certain material agreements by the boards of CTI and Comverse and completion of the review process of our registration statement on Form 10 by the U.S. Securities and Exchange Commission (or the SEC). Notwithstanding shareholder approval of the share distribution, the CTI Board may abandon the share distribution subject to certain third party rights. See “The Share Distribution—Conditions to the Share Distribution.”

Q:	What are the material U.S. federal income tax consequences to me of the share distribution?

A:	The fair market value of the Comverse common stock distributed will generally constitute a dividend, taxable as ordinary income, to the extent of CTI’s current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. CTI believes that it does not have any accumulated earnings and profits as of the end of its fiscal year ended January 31, 2012. CTI’s current earnings and profits will be determined as of the end of its fiscal year ending January 31, 2013.

In the case of a U.S. holder of CTI common shares that is an individual, dividend income should generally be subject to U.S. federal income tax at a maximum rate of 15% (provided that certain holding period requirements are met), which rate is scheduled to be increased to 39.6% for dividends received after December 31, 2012. To the extent that the fair market value of the Comverse common stock distributed exceeds a holder’s share of CTI’s current and accumulated earnings and profits, the excess will not constitute a dividend but will instead be treated first as a tax-free return of capital, to the extent of the holder’s adjusted basis in its CTI common shares (with a corresponding reduction in such basis), and thereafter as capital gain. Any capital gain recognized by a U.S. holder will generally be long-term capital gain if the holder has held its CTI common shares for more than one year. In the case of a U.S. holder that is an individual, long-term capital gains should generally be subject to U.S. federal income tax at a maximum rate of 15% (which rate is scheduled to be increased to 20% for capital gains recognized after December 31, 2012).

A holder’s tax basis in our common stock received in the share distribution will be equal to the fair market value of our common stock received on the date of the share distribution. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes.

See “The Share Distribution—Certain Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the share distribution, including the U.S. federal income tax consequences to non-U.S. holders.

Q:	What will I receive in the share distribution?

A:	You will receive one share of our common stock for every ten CTI common shares held as of 5:00 p.m., New York City time, on , 2012, the record date for the share distribution, subject, if necessary, to the holdback of a certain number of shares of our common stock (and proceeds from sale of such shares) by the distribution agent to satisfy any withholding obligations. Your proportionate ownership interest in CTI will not change as a result of the share distribution. For a more detailed description, see “The Share Distribution.”

Q:	What is the record date for the share distribution?

A:	Record ownership will be determined as of 5:00 p.m., New York City time, on , 2012, which we refer to as the record date.

Q:	What is being distributed in the share distribution?

A:	Approximately shares of our common stock will be distributed in the share distribution (including shares held back by the distribution agent to satisfy any withholding obligations), based on the number of CTI common shares outstanding as of the record date. Assuming the share distribution had been consummated on August 31, 2012, we would have had approximately 21.9 million shares of our common stock outstanding based on the number of CTI common shares outstanding as of such date. The shares of our common stock to be distributed by CTI will constitute all of the shares of our common stock that are issued and outstanding immediately prior to the share distribution, except for shares allocable to holders of CTI common shares that exercise appraisal rights and for shares held back for withholding obligations. For more information on the shares being distributed in the share distribution, see “Description of Our Capital Stock—Common Stock.”

Q:	How will fractional shares be treated?

A:	Fractional shares of our common stock will not be distributed. Fractional shares of our common stock to which holders of record of CTI common shares would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those holders of record of CTI common shares who would otherwise have received fractional shares of our common stock.

Q:	When will the share distribution be completed?

A:	CTI’s Board of Directors will establish the distribution date at the time it declares the dividend for the share distribution. We expect that it will take the distribution agent, acting on behalf of CTI, up to 10 days after the distribution date to fully distribute the shares of our common stock to CTI shareholders which will be accomplished in direct registration book-entry form. It is also possible that factors outside our control, or a decision by CTI to terminate the Distribution Agreement pursuant to its terms, could require us to complete the share distribution at a later time or not to complete it at all. See “The Share Distribution.”

Q:	What do I have to do to participate in the share distribution?

A:	The share distribution requires the approval of the holders of at least two-thirds of CTI’s common shares. Once such approval is obtained and the CTI Board declares the dividend of our shares, no action will be required of CTI shareholders to receive shares of our common stock, which means that (1) you will not be required to pay for the shares of our common stock that you receive in the share distribution, and (2) you do not need to surrender or exchange any CTI common shares in order to receive shares of our common stock, or take any other action in connection with the share distribution.

Q:	How will CTI options, deferred stock units and restricted stock units held by Comverse employees be affected as a result of the share distribution?

A:	In connection with the share distribution, CTI’s equity based-compensation awards will generally be treated as follows:

Stock Option Awards

CTI options will be adjusted as described below based on (1) the optionholder’s employer following the share distribution and (2) whether the CTI options have an exercise price that is (A) less than $10.52 per share (referred to as the Group A options) or (B) equal to or greater than $10.52 per share (referred to as the Group B options).

As of the distribution date, CTI options (Group A and Group B) held by our officers and employees will be converted into options for shares of our common stock. As of the distribution date, CTI options (Group A and Group B) held by CTI employees and by Verint employees will remain CTI options. In the event that the Starhome Disposition is not completed by the distribution date, any outstanding CTI options (Group A and Group B) held by Starhome officers and employees will be converted into options for shares of our common stock and will be treated in the same manner as CTI options held by our officers and employees, as described below.

We expect that, as of the distribution date, there will be outstanding Group A options to purchase approximately 1,636,205 CTI common shares. Currently, our officers and employees hold Group A options to purchase 1,606,643 CTI common shares, CTI employees hold options to purchase 20,562 CTI common shares and our consultants hold options to purchase 9,000 CTI common shares. The exercise price of the Group A options held by our employees will be adjusted such that the exercise price will equal one hundred percent (100%) of the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. The number of shares of our common stock subject to the Group A options will be adjusted such that for each award, the aggregate Black-Scholes value of the Group A options immediately after the distribution date is equal to the aggregate Black-Scholes value of the Group A options immediately before the distribution date. The adjusted Group A options will have a new term of ten years beginning on the distribution date. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the Group A options will remain the same, including continued vesting pursuant to the current terms of the awards.

We expect that, as of the distribution date, there will be outstanding Group B options to purchase approximately 1,787,263 CTI common shares held by our officers and employees. Currently, our officers and employees hold Group B options to purchase 1,686,838 CTI common shares, CTI employees hold options to purchase 69,550 CTI common shares and our consultants hold options to purchase 30,875 CTI common shares. The exercise price of the Group B options will be adjusted such that the exercise price will equal two hundred percent (200%) of the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. The number of shares of our common stock subject to the Group B options will be adjusted such that for each award the aggregate Black-Scholes value of the Group B Options immediately after the distribution date is equal to the aggregate Black-Scholes value of the Group B options immediately before the distribution date. The adjusted Group B options will have a remaining term that is the same as the existing option term. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the Group B options will remain the same, including continued vesting pursuant to the current terms of the awards.

The exercise price and the number of shares underlying CTI options held by CTI officers and employees and Verint officers and employees will be adjusted as described above for the Group B options (as all such options have an exercise price that is equal to or greater than $10.52 per share) except that these optionholders will retain options to purchase CTI common shares and will be adjusted such that the exercise price will equal two hundred percent (200%) of the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the distribution date. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the options will remain the same, including continued vesting pursuant to the current terms of the awards.

Currently, there are no CTI options that are “in the money,” (i.e., where the exercise price is less than the trading price of the CTI stock). However, in the event that any CTI options are in the money on the distribution date due to changes in the CTI stock price, such options will be adjusted or replaced (based on the employer of such officer or employee as described above) in a manner that preserves the aggregate in-the-money value of such options.

Unvested Restricted Stock Units (RSUs) and Unvested Deferred Stock Units (DSUs)

We expect that as of the distribution date, unvested CTI RSUs and unvested CTI DSUs held by our officers and employees will be replaced with our DSUs and RSUs. Following the distribution date, the number of shares of our common stock underlying the replaced RSUs and DSUs will be equal to (1) the number of CTI common shares underlying the CTI RSUs and CTI DSUs held as of the distribution date multiplied by (2) a ratio, the numerator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the day prior to the distribution date and, the denominator of which is equal to the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. In lieu of issuing fractional RSUs or DSUs, a cash payment equal to the value of the fractional share, if any, will be made to the holder. All other terms and conditions of our RSUs and DSUs will remain the same, including continued vesting pursuant to the current terms of the awards.

As of the distribution date, unvested CTI RSUs and unvested CTI DSUs held by CTI directors, officers and employees will remain CTI RSUs or CTI DSUs. Following the distribution date, the number of CTI common shares underlying the CTI RSUs and CTI DSUs will be equal to (1) the number of CTI shares of common stock underlying the CTI RSUs and CTI DSUs held as of the distribution date multiplied by (2) a ratio, the numerator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the day prior to the distribution date and, the denominator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded “ex-dividend”) on the distribution date. In lieu of issuing fractional RSUs or DSUs, a cash payment equal to the value of the fractional share, if any, shall be made to the holder. All other terms of the CTI RSUs and CTI DSUs will remain the same, including vesting pursuant to the current terms of the awards.

Q:	Will the Comverse common shares be listed on a stock exchange?

A:	Yes. Although there is currently not a public market for our common stock, we have applied to list our common stock on NASDAQ under the symbol “CNSI.” It is anticipated that trading of our common stock will commence on a “when-issued” basis on or shortly prior to the record date for the share distribution. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, when-issued trading with respect to our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction.

Q:	Will my CTI common shares continue to trade?

A:	Yes. CTI common shares will continue to be listed and trade on NASDAQ under the symbol “CMVT.”

Q:	If I sell, on or before the distribution date, CTI common shares that I held on the record date, am I still entitled to receive shares of Comverse common stock distributable with respect to the CTI common shares I sold?

A:	Beginning on or shortly before the record date for the share distribution and continuing up to and including the distribution date, CTI common shares will begin to trade in two markets on NASDAQ: a “regular-way” market and an “ex-distribution” market. If you hold CTI common shares as of the record date for the distribution and choose to sell those shares in the regular-way market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of our common stock in connection with the share distribution. If you hold CTI common shares as of the record date for the distribution and choose to sell those shares in the ex-distribution market after the record date for the distribution and on or before the distribution date, you will still receive the shares of our common stock in the share distribution.

Q:	Will the share distribution affect the trading price of my CTI common shares?

A:	Yes, the trading price of CTI common shares immediately following the share distribution is expected to change because its trading price will no longer reflect the value of Comverse. However, we cannot provide you with any guarantees as to the price at which the CTI common shares will trade following the share distribution or the effect the announcement of the Verint Merger will have on the stock price of CTI common shares whether before or after the share distribution.

Q:	What indebtedness will Comverse have following the share distribution?

A:	It is anticipated that, immediately following the completion of the share distribution, we will have no indebtedness. We will continue to maintain an $8.0 million line of credit in Israel that may be used for borrowings. All intercompany borrowings payable by us to CTI are expected to be settled through a capital contribution by CTI to us immediately prior to the share distribution.

Q:	Do I have appraisal rights in connection with the share distribution?

A:	If the share distribution is completed, you will have certain rights under New York law to dissent and demand appraisal of, and payment in cash of the fair value of, your CTI common shares. Any holder of CTI common shares who does not vote in favor of the share distribution, demands appraisal of such CTI common shares and complies with the applicable provisions of New York law will not be entitled to receive the shares of our common stock distributed in the share distribution. Such appraisal rights, if the statutory procedures are complied with, will lead to a judicial determination of the fair value (excluding any increase or decrease in value arising from the completion or expectation of the share distribution) required to be paid in cash to such dissenting shareholders for their CTI common shares. The value so determined could be more or less than, or the same as, the combined market prices of our common stock and CTI common shares after the share distribution. Any shares of our common stock allocable to holders of CTI common shares that properly exercise appraisal rights will be contributed to us by CTI. See “Appraisal Rights.”

Q:	Are there any risks in connection with the share distribution that I should consider?

A:	Yes. There are certain risks associated with the share distribution. These risk factors are discussed in the section titled “Risk Factors.”

Q:	Who is the transfer agent for Comverse common shares?

A:	American Stock Transfer and Trust Company is the transfer agent for Comverse common shares.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the share distribution, you should contact the distribution agent at:

American Stock Transfer and Trust Company

59 Maiden Lane, Plaza Level

New York, NY 10038

1-800-937-5449

Before the share distribution, if you have any questions relating to the share distribution, you should contact CTI at:

Paul D. Baker

Comverse Technology, Inc.

paul.baker@cmvt.com

(212) 739-1060

After the share distribution, if you have any questions relating to Comverse, you should contact us at:

Paul D. Baker

Comverse, Inc.

paul.baker@comverse.com

(212) 739-1060

SUMMARY

This summary highlights information contained elsewhere in this Information Statement and may not contain all of the information that may be important to you. For a more complete understanding of our business and the share distribution, you should read this summary together with the more detailed information and our combined financial statements appearing elsewhere in this Information Statement. You should read this entire Information Statement carefully, including the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections.

Our Company

We are a leading provider of software-based products, systems and related services that:

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provide converged, prepaid and postpaid billing and active customer management systems (referred to as Business Support Systems or BSS) for wireless, wireline and cable network operators delivering a value proposition designed to ensure timely and efficient service monetization, consistent customer experience, reduced complexity and cost, and enable real-time marketing based on all relevant customer profile information;

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enable wireless and wireline (including cable) network-based Value-Added Services (or VAS), comprised of two categories—Voice and Messaging—that include voicemail, visual voicemail, call completion, short messaging service (or SMS) text messaging (or texting), multimedia picture and video messaging, and Internet Protocol (or IP) communications; and

•	provide wireless users with optimized access to Internet websites, content and applications, manage and enforce policy and generate data usage and revenue for wireless operators.

Our products and services are used by more than 450 wireless, wireline and cable network communication service providers in more than 125 countries, including the majority of the world’s 100 largest wireless network operators. Our products and services are designed to generate voice and data network traffic, increase revenue and customer loyalty, monetize services and improve operational efficiency.

Our Strengths

We believe that the following competitive strengths will enable us to sustain our leadership position in our markets:

Leading position in the high-growth converged billing market segment. We have a leading industry position in the BSS market with over 150 customers, including more than 30 customers in the converged BSS market segment. We believe that we could leverage our leading market position and our BSS solution offering to take advantage of the growth in the emerging converged BSS market segment.

Differentiated single system converged BSS solution offering. We believe that our Comverse ONE converged billing solution is differentiated in the market through its single-system approach to BSS convergence. We also believe that our BSS solutions offer several advantages over competitors’ offerings, including faster time to market and lower total cost of ownership.

BSS integrated mobile Internet solution offering Internet policy data management and control. As part of our BSS solutions, we offer mobile Internet solutions which we believe provide the enhanced BSS systems functionality necessary for communication service providers to leverage and monetize the rapid growth in traffic and the use of advanced services, such as data services and Internet browsing.

Leadership position in the VAS market. We are a leader in voice-based value-added services, including call answering and next generation visual voicemail, and a leading provider of SMS solutions enabling text and multimedia messaging. We believe that we are well positioned to take advantage of recent market trends through our advanced VAS offering, which are designed to facilitate the transition of customers’ existing network infrastructure and attached systems to IP as part of their efforts to reduce costs and provide next generation services.

Large recurring stream of revenue, including maintenance and managed services, provide stability and enhanced future opportunity. A significant portion of our revenue is attributable to maintenance and managed services which provides a stable revenue stream from recurring renewals of contracts with our existing customer base. As part of our service offering, we offer a suite of managed services which we use to establish long-term customer relationships as well as to cross-sell additional solutions and system enhancements.

Global, established, large customer base. Our customer base is global and diverse and includes more than 450 communication service providers across more than 125 countries, including the majority of the world’s 100 largest wireless operators.

Our Strategies

There are several key elements to our overall strategy, including:

Expand relationships with existing customers. We intend to continue to offer our existing customers upgrades and expansions, enhanced maintenance plans, professional and managed services and next generation solutions and cross-sell our solution portfolio.

Expand customer base and market share. We intend to continue to expand our customer base through engagements with multinational operators seeking to acquire or establish offshore operations, newly established communication service providers and by displacing competitors.

There are several key elements to our BSS strategy, including:

Expand our presence and market share in the BSS market. We intend to focus on expanding our position in the converged billing market through new engagements with large and established communication service providers.

Upgrade our customer base to Comverse ONE. We intend to continue to aggressively market Comverse ONE to communication service providers seeking to upgrade their existing prepaid and postpaid systems to converged billing solutions.

Focus on offering managed services. We intend to continue to offer our customers managed services which represent a source of predictable revenue and long-term relationships.

There are several key elements to our VAS strategy, including:

Build on our market leadership in voice-based services. We intend to maintain our strong market leadership position in voice-based services, in part through the promotion of advanced offerings such as visual voicemail and call management.

Leverage communication service providers’ transition to IP networks. We plan to continue to market our next generation VAS products to communication service providers seeking to transition their networks to newer IP technology, such as 4G LTE.

Risks Associated With Our Business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. These risks include, but are not limited to, the following:

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The risk of diminishment in our capital resources and liquidity as a result of, among other things, potential future negative cash flows and the continued incurrence of professional fees in connection with the filing of periodic reports under the federal securities laws and the remediation of material weaknesses in internal control over financial reporting.

•	The risk that if BSS customer solution order activity does not increase, our revenue and profitability would likely be materially adversely affected.

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Risks related to the implementation of our strategy to expand our BSS business and pursue primarily higher margin VAS projects that resulted and may continue to result in lower VAS revenue, which may not be offset by increases in BSS revenue, if any.

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The risk that our results of operations would be negatively affected if our advanced offerings are not widely adopted by our customers or if increases in sales of our advanced offerings do not exceed or fully offset potential declines in sales of traditional solutions.

•	The risk that weakness in the global economy may result in lower revenue due to reduced information technology spending by our customers and reduced demand for our products and services.

•	The risk that our success depends on our ability to enhance our existing products and develop and market new products and failure to do so could materially adversely affect our results of operations.

•	Risks related to competition and the competitive environment in the telecommunications industry, such as the emergence of lower-cost providers and competition from changing and emerging technologies.

•	Risks related to compliance with telecommunications regulations and standards, including use of management time and compliance cost.

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Risks related to our dependence on contracts for large systems and large installations for a significant portion of our sales and operating results, which could result in volatile operating results due to the unpredictability associated with these contracts.

•	The risk that certain of our contractual obligations expose us to uncapped or other significant liabilities

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Risks associated with significant foreign operations and international sales, including the impact of geopolitical, economic and military conditions in foreign countries on our results of operations and financial condition.

Recent Developments

Merger of Verint and CTI

On August 12, 2012, CTI entered into an agreement and plan of merger (referred to as the Verint Merger Agreement) with Verint pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (referred to as the Verint Merger). The completion of the Verint Merger is subject to certain conditions, including the completion of the share distribution or other disposition by CTI of us and that CTI dispose of its interest in Starhome prior to the consummation of the merger.

Under the Distribution Agreement we and CTI will enter into in connection with the share distribution, we have agreed to indemnify CTI and its affiliates (including Verint after the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution. Certain of our indemnification obligations are capped at $25.0 million and certain are uncapped. Specifically, the capped indemnification obligations include indemnifying CTI and its affiliates (including Verint after the Verint Merger) against losses stemming from breaches by CTI of representations, warranties and covenants in the Verint Merger Agreement and for any liabilities of CTI that are known by CTI but not included on the net worth statement to be delivered by CTI at the closing of the Verint Merger. Our uncapped indemnification obligations include indemnifying CTI and its affiliates (including Verint after the Verint Merger) against liabilities relating to our business, claims by any shareholder or creditor of CTI related to the share distribution, the Verint Merger or related transactions or disclosure documents; certain claims made by employees or former employees of ours or CTI and any claims made by employees and former employees of ours (including but not limited to the Israeli optionholder suits discussed under “Business—Legal Proceedings”); any failure by us to perform under any of the agreements entered into in connection with the share distribution; claims related to CTI’s ownership or operation of our company; claims related to the Starhome Disposition (discussed below); certain retained liabilities of CTI that are not reflected on or reserved against on the net worth statement to be delivered by CTI at the closing of the Verint Merger; and claims arising out of the exercise of appraisal rights by a CTI shareholder in connection with the share distribution. CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against us by CTI and its affiliates (including Verint after the Verint Merger). The escrow funds cannot be used for claims related to the Israeli optionholder suit. We will also assume all pre-share distribution tax obligations of each of us and CTI.

Contribution and Sale of Starhome

Starhome is a provider of wireless service mobility solutions that enhance international roaming. Wireless operators use Starhome’s software–based solutions to generate additional revenue and to improve profitability by directing international roaming traffic to preferred networks and by providing a wide range of services to subscribers traveling outside their home network.

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (referred to as the Starhome Share Purchase Agreement) with Fortissimo Capital Fund II (Israel), L.P., Fortissimo Capital Fund III (Israel), L.P. and Fortissimo Capital Fund III (Cayman), L.P. (referred to collectively as Fortissimo) pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome (referred to as the Starhome Disposition). Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or Fortissimo may terminate the Starhome Share Purchase Agreement; provided, that the Starhome Share Purchase Agreement may not be terminated by Fortissimo before December 31, 2012 in the event that a creditor objects to the consummation of the Starhome Disposition and notice has been given that Starhome intends to contest such objection.

It is a condition to the Verint Merger that CTI dispose of its interest in Starhome prior to the consummation of the merger. As a result, on September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement, in order to ensure it can meet the condition to the Verint Merger.

As of the date hereof, we hold 66.5% of Starhome’s outstanding share capital. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are presented as discontinued operations in our combined financial statements.

Corporate Information

We are a wholly-owned subsidiary of CTI and after giving effect to the share distribution will be an independent, publicly-traded company. We were incorporated in the State of Delaware in November 1997. Our principal executive office is located at 810 Seventh Avenue, New York, New York 10019, and our telephone number at that location is (212) 739-1000. Our website address is www.comverse.com. Information contained on, or connected to, our website or CTI’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Emerging Growth Company

We are an “Emerging Growth Company,” as defined in the Jumpstart Our Business Startups Act (or JOBS Act), and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “Emerging Growth Companies.” These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an “Emerging Growth Company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “Emerging Growth Company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Section 107 of the JOBS Act provides that we can elect to opt out of the extended transition period at any time and that election is irrevocable.

We could remain an “Emerging Growth Company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Summary of the Share Distribution

The following is a summary of the terms of the share distribution. See the section of this Information Statement titled “The Share Distribution” for a more detailed description of the matters described below.

Distributing company	Comverse Technology, Inc. After the share distribution, CTI will not own any capital stock of Comverse, Inc.

Distributed company	Comverse, Inc., a wholly-owned subsidiary of CTI. After the share distribution, we will be an independent, publicly-traded company.

Primary purposes of the share distribution	The CTI Board believes that separating Comverse from CTI is the best way to increase long-term value for CTI and its shareholders and is in the best interests of both CTI and Comverse.

Distribution ratio	CTI shareholders holding CTI common shares as of 5:00 p.m., New York City time, on , 2012, the record date for the share distribution, will be entitled to receive one share of our common stock for every ten CTI common shares they hold as of such date, subject, if necessary, to the holdback of a certain number of shares of our common stock (and proceeds from sale of such shares) by the distribution agent to satisfy any withholding obligations.

Securities to be distributed	All of the shares of our common stock owned by CTI, which will constitute 100% of our common stock outstanding immediately prior to the share distribution. Based on the approximately 219.2 million CTI common shares outstanding on August 31, 2012 and applying the distribution ratio of one share of our common stock for every ten CTI common shares, approximately 21.9 million shares of our common stock (including shares held back by the distribution agent to satisfy any withholding obligations) would have been distributed to CTI shareholders who hold CTI common shares outstanding had August 31, 2012 been the record date for the share distribution.

Treatment of stock-based awards	In connection with the share distribution, CTI’s equity based-compensation awards will generally be treated as follows:

Stock Option Awards

CTI options will be adjusted as described below based on (1) the optionholder’s employer following the share distribution and (2) whether the CTI options have an exercise price that is (A) less than $10.52 per share (referred to as the Group A options) or (B) equal to or greater than $10.52 per share (referred to as the Group B options).

As of the distribution date, CTI options (Group A and Group B) held by our officers and employees will be converted into options for shares of our common stock. As of the distribution date, CTI options (Group A and Group B) held by CTI employees and by Verint employees will remain CTI options. In the event that the Starhome

Disposition is not completed by the distribution date, any outstanding CTI options (Group A and Group B) held by Starhome officers and employees will be converted into options for shares of our common stock and will be treated in the same manner as CTI options held by our officers and employees, as set described below.

We expect that, as of the distribution date, there will be outstanding Group A options to purchase approximately 1,636,205 CTI common shares. Currently, our officers and employees hold Group A options to purchase 1,606,643 CTI common shares, CTI employees hold options to purchase 20,562 CTI common shares and our consultants hold options to purchase 9,000 CTI common shares. The exercise price of the Group A options held by our employees will be adjusted such that the exercise price will equal one hundred percent (100%) of the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. The number of shares of our common stock subject to the Group A options will be adjusted such that for each award, the aggregate Black-Scholes value of the Group A options immediately after the distribution date is equal to the aggregate Black-Scholes value of the Group A options immediately before the distribution date. The adjusted Group A options will have a new term of ten years beginning on the distribution date. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the Group A options will remain the same, including continued vesting pursuant to the current terms of the awards.

We expect that, as of the distribution date, there will be outstanding Group B options to purchase approximately 1,787,263 CTI common shares held by our officers and employees. Currently, our officers and employees hold Group B options to purchase 1,686,838 CTI common shares, CTI employees hold options to purchase 69,550 CTI common shares and our consultants hold options to purchase 30,875 CTI common shares. The exercise price of the Group B options will be adjusted such that the exercise price will equal two hundred percent (200%) of the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. The number of shares of our common stock subject to the Group B options will be adjusted such that for each award the aggregate Black-Scholes value of the Group B Options immediately after the distribution date is equal to the aggregate Black-Scholes value of the Group B options immediately before the distribution date. The adjusted Group B options will have a remaining term that is the same as the existing option term. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the Group B options will remain the same, including continued vesting pursuant to the current terms of the awards.

The exercise price and the number of shares underlying CTI options held by CTI officers and employees and Verint officers and employees will be adjusted as described above for the Group B options (as all such options have an exercise price that is equal to or greater than $10.52 per share) except that these optionholders will retain options to purchase CTI common shares and will be adjusted such that the exercise price will equal two hundred percent (200%) of the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the distribution date. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the options will remain the same, including continued vesting pursuant to the current terms of the awards.

Currently, there are no CTI options that are “in the money,” (i.e., where the exercise price is less than the trading price of the CTI stock). However, in the event that any CTI options are in the money on the distribution date due to changes in the CTI stock price, such options will be adjusted or replaced (based on the employer of such officer or employee as described above) in a manner that preserves the aggregate in-the-money value of such options.

Unvested Restricted Stock Units (RSUs) and Unvested Deferred Stock Units (DSUs)

We expect that as of the distribution date, unvested CTI RSUs and unvested CTI DSUs held by our officers and employees will be replaced with our DSUs and RSUs. Following the distribution date, the number of shares of our common stock underlying the replaced RSUs and DSUs will be equal to (1) the number of CTI common shares underlying the CTI RSUs and CTI DSUs held as of the distribution date multiplied by (2) a ratio, the numerator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the day prior to the distribution date and, the denominator of which is equal to the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. In lieu of issuing fractional RSUs or DSUs, a cash payment equal to the value of the fractional share, if any, will be made to the holder. All other terms and conditions of our RSUs and DSUs will remain the same, including continued vesting pursuant to the current terms of the awards.

As of the distribution date, unvested CTI RSUs and unvested CTI DSUs held by CTI directors, officers and employees will remain CTI RSUs or CTI DSUs. Following the distribution date, the number of CTI common shares underlying the CTI RSUs and CTI DSUs will be equal to (1) the number of CTI shares of common stock underlying the CTI RSUs and CTI DSUs held as of the distribution date multiplied by (2) a ratio, the numerator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the day prior to the distribution date and, the denominator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded “ex-dividend”) on the distribution date. In lieu of issuing fractional RSUs or DSUs, a cash payment equal to the value of the fractional share, if any, shall be made to the holder. All other terms of the CTI RSUs and CTI DSUs will remain the same, including vesting pursuant to the current terms of the awards.

Record date	The record date for the share distribution is 5:00 p.m., New York City time, on , 2012.

Distribution date	The distribution date is , 2012.

The share distribution	On the distribution date, CTI will release all of the shares of our common stock that will be distributed to the distribution agent to distribute to CTI shareholders. The distribution of shares of our common stock will be made in direct registration book-entry form. It is expected that it will take the distribution agent up to 10 days to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form but trading in our common stock will not be affected during that time. If necessary to satisfy any withholding obligations, the distribution agent will hold back certain number of shares of our common stock (and proceeds from sale of such shares) and sell those shares on the market.

If the matters required to be approved in connection with the share distribution are approved by CTI’s shareholders at the Special Meeting, you will not be required to make any payment, surrender or exchange your CTI common shares or take any other action to receive your shares of our common stock.

Fractional shares	The distribution agent will not distribute any fractional shares of our common stock in the share distribution, but will instead aggregate all fractional shares of our common stock to which holders of record of CTI common shares would otherwise be entitled and sell them in the public market. The distribution agent will then aggregate the net cash proceeds of the sales and distribute those proceeds ratably to those holders of record of CTI common shares who would otherwise have received fractional shares of our common stock.

Appraisal rights

If the share distribution is completed, you will have certain rights under New York law to dissent and demand appraisal of, and payment in cash of the fair value of, your CTI common shares. Any holder of CTI common shares who does not vote in favor of the share distribution, demands appraisal of such CTI common shares and complies with the applicable provisions of New York law will not be entitled to receive the shares of our common stock distributed in the share distribution. Such appraisal rights, if the statutory procedures are complied with, will lead to a judicial determination of the fair value (excluding any increase or decrease in value arising from the completion or expectation of the share distribution) required to be paid in cash to such dissenting shareholders for their CTI common shares. The value so determined could be more or less than, or the same as, the combined market prices of our common stock and CTI common shares after the share distribution. If any such holder exercises appraisal rights, it will not receive shares of our common stock in the share distribution, and such shares will be contributed to us by CTI. See “Appraisal Rights.”

Conditions to the share distribution	The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and Comverse from a nationally recognized provider of such opinions, final approval of the transaction by CTI’s Board, approval of the share distribution by the holders of at least two-thirds of CTI’s common shares, final approval of certain material agreements by the boards of CTI and Comverse and completion of the review process of our registration statement on Form 10 by the U.S. Securities and Exchange Commission (or the SEC). Notwithstanding shareholder approval of the share distribution, the CTI Board may abandon the share distribution subject to certain third party rights. See “The Share Distribution—Conditions to the Share Distribution.”

Trading market and symbol	We have applied to list our common stock on NASDAQ under the symbol “CNSI.” We anticipate that, on or shortly prior to the record date for the share distribution, trading of our common stock will begin on a “when-issued” basis and “when-issued” trading will continue up to and including the distribution date. Regular-way trading will commence one trading day after the distribution date. See “The Share Distribution—Trading and Listing of Our Common Stock.”

Dividend policy	Future dividends will be dependent on our earnings, financial condition, cash flow and business requirements, as determined by our board of directors (referred to as our Board). We cannot assure you that we will pay any dividends in the future, continue to pay any dividend if we do commence the payment of dividends, or that if we do decide to pay dividends, what the amount of dividends will be or that we will have sufficient surplus under Delaware law to be able to pay any dividends.

Tax consequences to CTI shareholders	The fair market value of our common stock distributed will generally constitute a dividend, taxable as ordinary income, to the extent of CTI’s current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. CTI believes that it does not have any accumulated earnings and profits as of the end of its fiscal year ended January 31, 2012. CTI’s current earnings and profits will be determined as of the end of its fiscal year ending January 31, 2013.

In the case of a U.S. holder of CTI common shares that is an individual, dividend income should generally be subject to U.S. federal income tax at a maximum rate of 15% (provided that certain holding period requirements are met), which rate is scheduled to be increased to 39.6% for dividends received after December 31, 2012. To the extent that the fair market value of our common stock distributed exceeds a holder’s share of CTI’s current and accumulated earnings and profits, the excess will not constitute a dividend but will instead be treated first as a tax-free return of capital, to the extent of the holder’s adjusted basis in its CTI common shares (with a corresponding reduction in such basis), and thereafter as capital gain. Any capital gain recognized by a U.S. holder will generally be long-term capital gain if the holder has held its CTI common shares for more than one year. In the case of a U.S. holder that is an individual, long-term capital gains should generally be subject to U.S. federal income tax at a maximum rate of 15% (which rate is scheduled to be increased to 20% for capital gains recognized after December 31, 2012).

A holder’s tax basis in our common stock received in the share distribution will be equal to the fair market value of our common stock received on the date of the share distribution. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes.

See “The Share Distribution—Certain Material U.S. Federal Income Tax Consequences” for a more detailed description of the U.S. federal income tax consequences of the share distribution, including the U.S. federal income tax consequences to non-U.S. holders.

Relationship with CTI following the share distribution

We will enter into a Distribution Agreement and other agreements with CTI related to the share distribution. These agreements will govern the relationship between us and CTI up to and subsequent to the completion of the share distribution and provide for the allocation between us and CTI of various assets, liabilities and obligations (including employee benefits and tax-related assets and liabilities). The Distribution Agreement, in particular, will set forth our agreement with CTI regarding the principal transactions necessary to separate us from CTI, as well as other arrangements that govern certain aspects of our relationship with CTI after the completion of the share distribution. We will enter into a Transition Services Agreement with CTI pursuant to which each of us and CTI will provide the other with certain services on an interim basis following the share distribution. Further, we will enter into a Tax Disaffiliation Agreement with CTI that will govern CTI’s and our respective rights, responsibilities and obligations after the share distribution with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. We will enter into an Employee Matters Agreement with CTI, which will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. As part of these agreements, we and CTI will indemnify each other against certain liabilities arising from our respective businesses and the services that will be provided thereunder. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between CTI and Comverse Relating to the Share Distribution” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Share Distribution and Operation as an Independent, Publicly-Traded Company.”

Distribution Agent and Transfer Agent	American Stock Transfer and Trust Company will be the distribution agent for the share distribution and will be the transfer agent for our shares after the share distribution. If you have any questions relating to the share distribution, you should contact American Stock Transfer and Trust Company at:

American Stock Transfer and Trust Company

59 Maiden Lane, Plaza Level

New York, NY 10038

1-800-937-5449

Risk factors	You should carefully consider the matters discussed under the section titled “Risk Factors.”

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents summary selected historical combined financial data as of July 31, 2012, January 31, 2012 and 2011, for the six months ended July 31, 2012 and 2011 and for the fiscal years ended January 31, 2012, 2011 and 2010. The summary selected historical combined financial data as of July 31, 2012 and for the six months ended July 31, 2012 and 2011, were derived from the interim unaudited condensed combined financial statements appearing elsewhere in this Information Statement. The summary selected historical combined financial data as of January 31, 2012 and 2011 and for the fiscal years ended January 31, 2012, 2011 and 2010 were derived from the audited combined financial statements appearing elsewhere in this Information Statement. Our historical financial statements combine, on the basis of common control, the results of operations and financial position of Comverse, Inc. and its subsidiaries with Starhome and Exalink Ltd. CTI’s interest in Starhome (66.5% of the outstanding share capital as of July 31, 2012) was contributed to us by CTI on September 19, 2012 and Exalink Ltd., a CTI wholly-owned subsidiary, will be contributed to us by CTI immediately prior to the share distribution. Other than holding certain intellectual property rights, Exalink Ltd. has no operations. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in our combined statements of operations and the assets and liabilities of Starhome are included as separate components in our combined balance sheets. See note 1 to the interim condensed combined financial statements and the audited combined financial statements appearing elsewhere in this Information Statement. Our financial information reflects historical results and may not be indicative of our future performance.

The following unaudited pro forma combined financial information give effect to the share distribution and the related transactions, based on certain assumptions and adjustments. See “Unaudited Pro Forma Combined Financial Statements.”

The unaudited pro forma combined financial information presented below consists of unaudited pro forma combined balance sheet information as of July 31, 2012 and unaudited pro forma combined statements of operations for the six months ended July 31, 2012 and the fiscal year ended January 31, 2012. The following unaudited pro forma combined financial information should be read in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements appearing elsewhere in this Information Statement.

	Six Months Ended July 31,			Fiscal Years Ended January 31,
	2012	2012	2011	2012	2012	2011	2010
	Pro Forma	Historical		Pro Forma	Historical
	(UNAUDITED)			(UNAUDITED)
	(In thousands)
Combined Statement of Operations Data:
Total revenue (1)	$308,976	$308,976	$345,819	$771,157	$771,157	$862,836	$794,787
(Loss) income from operations (2)(3)	(9,191)	(9,093)	(28,084)	11,240	11,442	(59,776)	(214,216)
Net loss from continuing operations (2)(3)	(20,344)	(20,496)	(42,260)	(20,441)	(20,648)	(92,741)	(221,970)

	As of July 31,		As of January 31,
	2012	2012	2012	2011
	Pro Forma	Historical
	(UNAUDITED)
	(In thousands)
Combined Balance Sheet Data:
Total assets	$840,657	$830,613	$902,947	$1,048,446
Indebtedness, including notes payable to CTI	—	18,286	8,536	13,019

(1)	Total revenue for the fiscal year ended January 31, 2012 includes an additional $48.9 million of revenue recognized as a result of the adoption of the new revenue recognition guidance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Adoption of New Revenue Recognition Guidance.”

(2)	For the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010, we recorded compliance-related professional fees of $0.01 million, $10.5 million, $10.9 million, $82.1 million and $113.3 million, respectively.
(3)	For the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010, we recorded compliance-related compensation and other expenses of $1.6 million, $3.9 million, $6.7 million, $4.5 million and $10.7 million, respectively.

Additional Combined Financial Highlights

	Six Months Ended July 31,		Fiscal Years Ended January 31,
	2012	2011	2012	2011	2010
	(UNAUDITED)
	(Dollars in thousands)
Gross margin	35.7%	35.9%	39.2%	45.1%	40.5%
Operating margin	(2.9)%	(8.1)%	1.5%	(6.9)%	(27.0)%
Non-GAAP Financial Measures
Comverse performance	$4,869	$10,617	$73,845	$74,007	$(41,783)
Comverse performance margin	1.6%	3.1%	9.6%	8.6%	(5.3)%

Reconciliation of (Loss) Income from Operations to Comverse Performance

Comverse performance, a non-GAAP financial measure, represents our operating results without the impact of significant expenditures incurred by us in connection with CTI’s efforts to become or remain current in periodic reporting obligations under the federal securities laws and the remediation of material weaknesses in internal control over financial reporting, certain non-cash charges, and certain other gains and charges. For additional information relating to the use of Comverse performance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Reconciliation of (Loss) Income from Operations to Comverse Performance.” For additional information relating to expense adjustments, see “Management Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Segment Performance.”

The following table provides a reconciliation of (loss) income from operations to Comverse performance for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010:

	Six Months Ended July 31,		Fiscal Years Ended January 31,
	2012	2011	2012	2011	2010
	(In thousands)
(Loss) income from operations	$(9,093)	$(28,084)	$11,442	$(59,776)	$(214,216)

Expense Adjustments:
Stock-based compensation expense	3,632	1,697	3,660	2,439	4,170
Amortization of acquisition-related intangibles	8,072	8,996	17,308	18,505	21,958
Compliance-related professional fees	13	10,467	10,901	82,136	113,306
Compliance-related compensation and other expenses	1,553	3,907	6,719	4,542	10,737
Impairment charges	—	—	—	—	3,356
Impairment of property and equipment	36	157	2,331	—	2,906
Litigation settlements and related costs	(243)	474	804	—	—
Acquisition-related charges	—	—	—	—	(103)
Restructuring charges	1,107	13,050	20,728	29,934	15,272
Gain on sale of land	—	—	—	(2,371)	—
Other	(208)	(47)	(48)	(1,402)	831

Total expense adjustments	13,962	38,701	62,403	133,783	172,433

Comverse performance	$4,869	$10,617	$73,845	$74,007	$(41,783)

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this Information Statement. If any of the risks described below actually occurs, our business, financial results, financial condition and stock price could be materially adversely affected.

Risk Relating to Our Business

We are exposed to liquidity risk.

Our ability to meet our obligations and fund our capital requirements following the share distribution will be dependent primarily on our future financial performance, cash and cash equivalents, cash flows from operations and amounts available for borrowing under an $8.0 million existing line of credit. During the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, we continued to experience significant negative cash flows from operations. In addition, during the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, we continued to make significant cash disbursements, including payment of professional fees in connection with CTI’s efforts to become and remain current in its periodic reporting obligations under the federal securities laws and to remediate material weaknesses in internal control over financial reporting and restructuring and other payments, including workforce reduction payments. We also expect to incur significant expenses related to operating as an independent, publicly-traded company following the share distribution, including financial advisory, accounting, tax, consulting and legal fees.

We provide certain customers in the ordinary course of business with financial performance guarantees, and in some cases were required to provide guarantees to other parties. These arrangements are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized, and are accounted for as restricted cash. Our ability to access such cash balances is typically restricted for the duration of the underlying arrangements. As of July 31, 2012 and January 31, 2012, we had $37.6 million and $38.6 million of restricted cash, respectively. Certain other commercial arrangements, including property leases, require compensating cash balances as security, but these arrangements are not considered to be material.

Starhome is precluded from paying cash dividends to its shareholders without the approval of certain minority shareholders pursuant to its investment agreements and without the consent of Fortissimo pursuant to the Starhome Share Purchase Agreement. In addition, the ability of our Israeli subsidiaries to pay dividends is subject to limitations under Israeli law and dividends paid, or loans extended, by Israeli subsidiaries may be subject to tax. For a more detailed discussion, see “—Risks Relating to Operations in Israel—The ability of our Israeli subsidiaries to pay dividends is subject to limitations under Israeli law and dividends paid and loans extended by Israeli subsidiaries may be subject to tax. If our Israeli subsidiaries were unable to pay dividends to us or extend us loans, or if such dividends or loans become subject to taxes, our liquidity may be materially adversely affected.”

We currently forecast that available cash and cash equivalents will be sufficient to meet our liquidity needs for at least the next 12 months. The other assumptions upon which management’s liquidity forecast is based are described more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financial Condition—Liquidity Forecast.” Management believes that its assumptions are reasonable. However, should one or more of the assumptions prove incorrect, or should one or more of the risks or uncertainties described in this “Risk Factors” section materialize, we may experience a shortfall in the cash required to support working capital needs.

During the second half of the fiscal year ended January 31, 2011, we commenced certain initiatives to improve our cash position, including a plan to restructure our operations with a view towards aligning operating costs and expenses with anticipated revenue. We successfully implemented the first phase of such plan commencing in the third quarter of the fiscal year ended January 31, 2011, significantly reducing our annualized operating costs. During the fiscal year ended January 31, 2012, we implemented a second phase of measures

(referred to as the Phase II Business Transformation) that focuses on process reengineering to maximize business performance, productivity and operational efficiency. One of the primary purposes of the Phase II Business Transformation is to solidify our leadership in BSS and leverage the growth in mobile data usage, while maintaining our leading market position in VAS and implementing further cost savings through operational efficiencies and strategic focus.

Although we continue to implement certain initiatives to improve our cash position, we may continue to experience negative cash flows from operations. If the initiatives to increase our liquidity and capital resources fail to satisfy our working capital needs, our business and operations could be materially adversely affected. Negative cash flows, the payment of significant professional fees and related disbursements, including in connection with the preparation of periodic reports and the share distribution and restricted cash used as collateral or other security interest would likely diminish our capital resources or otherwise materially adversely affect our liquidity. As a result, we may need to seek new borrowings, asset sales or issuance of equity securities which may not be available or may be available only on disadvantageous terms. Further, following the completion of the share distribution, we will no longer be able to rely on or benefit from the capital resources of CTI, including its significant equity interest in Verint, to cover any shortfall in our working capital, if any.

We experienced a significant decline in orders for BSS customer solutions during the fiscal year ended January 31, 2012 and, although we had an increase in orders for BSS customer solutions in the six months ended July 31, 2012 compared to the six months ended July 31, 2011, we are subject to the risk that if customer order activity does not increase, our revenue and profitability would likely be materially adversely affected and we may be required to implement certain measures to preserve or enhance our operating results and cash position.

We experienced a significant decline in orders for BSS customer solutions in the fiscal year ended January 31, 2012, which continued an adverse business trend that began in 2008 and was previously disclosed by CTI. We believe the decrease in orders for BSS customer solutions was attributable mainly to the deferral of BSS projects by customers, primarily in the fourth quarter, and to certain other factors. In the six months ended July 31, 2012, orders for BSS customer solutions increased compared to the six months ended July 31, 2011, and we expect orders for BSS customer solutions to continue to increase as customers make certain purchasing decisions that had been delayed. In addition, we anticipate that customers will become increasingly willing to contract with us as concerns about our financial condition are lessened, customers begin to more fully recognize that our BSS solutions offer several advantages over competitors’ offerings and as we continue to pursue growth opportunities in certain emerging markets. However, if BSS customer solutions order activity does not increase, our revenue and profitability would likely be materially adversely affected and we may be required to implement further cost reduction measures and other initiatives to preserve and enhance our operating results and cash position. Any such measures may limit or hinder our ability to execute our strategy and achieve our objectives thereby adversely affecting our business. In addition, declines in BSS customer activity may result in reduced revenue in future periods and may require us to record non-cash charges relating to the impairment of goodwill and intangible assets, which may materially adversely affect our results of operations.

The implementation of our strategy to expand our BSS business and pursue primarily higher margin VAS projects resulted and may continue to result in lower VAS revenue, which may not be offset by increases in BSS revenue, if any.

As part of our strategy, we are continuing our efforts to expand our BSS business and pursue primarily higher margin VAS projects which have resulted in lower VAS revenue. Currently, we are unable to predict whether increases in BSS revenue, if any, will exceed or fully offset declines in VAS revenue. If BSS revenue does not increase, or if increases in BSS revenue do not exceed or fully offset declines in VAS revenue, our revenue, profitability and cash flows would likely be materially adversely affected.

Our advanced offerings may not be widely adopted by our existing and potential customers and increases in sales of our advanced offerings, if any, may not exceed or fully offset potential declines in sales of traditional solutions.

As part of our strategy, we continue to offer existing BSS customers upgrades to our Comverse ONE converged billing solution and to aggressively pursue opportunities to market our BSS solutions, primarily Comverse ONE, to new customers. As a result, sales of BSS’s traditional standalone prepaid and postpaid BSS solutions have declined and may continue to decline. In addition, BSS is currently experiencing a shift in product mix as the portion of sales of Comverse ONE continues to increase and the portion of sales of our traditional BSS solutions continues to decline.

Comverse VAS continues to maintain our market leadership in voice-based products, such as voicemail and call completion. Other services, however, such as certain voice and SMS text message services and MMS, have become relatively commoditized, resulting in reduced revenue and margins. As part of our efforts to maintain our market position, VAS is engaged in the promotion of advanced offerings, such as visual voicemail, call management, IP Engine (an IP-based messaging platform) and a Service Enablement Middleware cloud-based solution.

It is unclear whether our advanced offerings will be widely adopted by existing and potential customers. Currently, we are unable to predict whether sales of advanced offerings, if any, will exceed or fully offset declines that we may experience in the sale of traditional solutions. If sales of advanced offerings do not increase or if increases in sales of advanced offerings do not exceed or fully offset any declines in sales of traditional solutions, due to adverse market trends, changes in consumer preferences or otherwise, our revenue, profitability and cash flows would likely be materially adversely affected.

We may have lost and may continue to lose business opportunities due to concerns on the part of customers and partners about our financial condition and the financial condition of CTI.

During the fiscal year ended January 31, 2011, CTI disclosed our and its cash position and noted a potential short-term cash shortfall. During the fiscal years ended January 31, 2012 and 2011, we and CTI resolved these liquidity issues through the implementation of management’s initiatives. However, during the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, we continued to experience negative cash flows from operations. Accordingly, our financial condition has caused significant concerns on the part of customers and partners and may have resulted in the loss of potential business opportunities. Although we anticipate that these concerns will ease, primarily as a result of successful implementation of initiatives to improve our cash position, such concerns may continue and we may continue to lose business opportunities.

Operating results are difficult to predict as a result of a high percentage of customer orders typically generated late in the fiscal quarter and in the fiscal year, lengthy and variable sales cycles, focus on large customers and installations and short delivery windows required by customers. In addition, the occurrence of implementation delays or performance issues in projects accounted for using the percentage-of-completion (or POC) method which are not provided for in our estimates for a given fiscal period may result in significant decreases in our revenue in subsequent fiscal periods.

A high percentage of our customer orders has typically been generated late in fiscal quarters. In addition, a high percentage of our quarterly revenue has been generated in the form of “book-ship” business, where the customer places an order close to, or even on the day of, the requested delivery date. The trend of shorter periods between order date and delivery date, along with this trend of business generated late in fiscal quarters, has further complicated the process of accurately predicting our revenue or making sales forecasts on a quarterly basis. In addition, based on historical industry spending patterns of communication service providers, we typically forecast our highest customer order activity to occur in our fourth fiscal quarter. This trend makes it difficult for us to forecast our annual customer order activity, and to implement effective measures to cover any shortfalls of prior fiscal quarters if customer orders for the fourth fiscal quarter fail to meet our expectations.

Furthermore, we continue to emphasize large capacity systems in our product development and marketing strategies. Contracts for BSS and VAS installations typically involve a lengthy, complex and highly competitive bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. A delay, cancellation or other factor resulting in the postponement or cancellation of significant orders may cause us to miss our financial projections, which may not be discernible until the end of a financial reporting period.

It is difficult for us to forecast the timing of orders because our customers often need a significant amount of time to evaluate products before purchasing them. The period between initial customer contact and a purchase by a customer may vary from a few weeks to more than a year. During the evaluation period, customers may defer or scale down proposed orders of products for various reasons, including:

•	changes in budgets and purchasing priorities;

•	reduced need to upgrade existing systems;

•	deferrals in anticipation of enhancements or new products;

•	introduction of products by competitors; and

•	lower prices offered by competitors.

Our realization of anticipated gross margins on transactions is subject to risks and uncertainties. We submit bids to our customers based on information known to us at the time of bid submission. Therefore, anticipated gross margins may be adversely affected by events occurring after a bid is submitted that affect our pricing and cost structure, including increases in material and labor costs, product obsolescence, price competition, changes in distribution channels and mix of products sold or adverse currency fluctuations.

We have many significant customers and frequently receive multi-million dollar orders. The deferral or loss of one or more significant orders or customers or a delay in an expected implementation of such an order, could materially and adversely affect our results of operations in any fiscal period, particularly if there are significant sales and marketing expenses associated with the deferred, lost or delayed sales.

The significant customization and lengthy delivery pattern of certain customer projects results in the use of POC accounting for a large portion of the revenue associated with these projects. The determination of whether services entail significant customization requires judgment and is primarily based on alterations to the features and functionality to the standard release, complex or unusual interfaces as well as the amount of hours necessary to complete the customization solution relative to the size of the contract. Revenue from these arrangements is recognized on the POC method based on the ratio of total hours incurred to date compared to estimated total hours to complete the contract. We are required to make judgments to estimate the total estimated costs and progress to completion. Changes to such estimates can impact the timing of the revenue recognition period to period. We use historical experience, project plans, and an assessment of the risks and uncertainties inherent in the arrangement to establish these estimates. Uncertainties in these arrangements include implementation delays or performance issues that may or may not be within our control. The occurrence of implementation delays or performance issues which are not provided for in our estimates for a given fiscal period may result in decreases in our revenue in subsequent fiscal periods, which revenue decreases may be significant. See “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates and Judgments—Revenue Recognition.”

We base our current and future expense levels on internal operating plans and sales forecasts, and operating costs are, to a large extent, fixed. As a result, we may not be able to sufficiently reduce our operating costs in any period to compensate for an unexpected near-term shortfall in revenue.

Decline or weakness in the global economy may result in reduced information technology spending and reduced demand for our products and services.

As a global company with a presence in many countries throughout the world, our sales and profitability are impacted by general economic conditions, both in the United States and internationally. In recent years, the global economy experienced a weakness that has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, currency volatility and more limited availability of credit and access to capital. In addition, during the fiscal year ended January 31, 2012, the U.S. credit rating was downgraded and certain European countries experienced and continue to experience a sovereign debt crisis.

We derive a substantial portion of our revenue from communication service providers. During the weakness in the global economy, many of our customers experienced significant declines in revenue and profitability and some customers were required to reduce excessive debt levels. In response to these challenges, many of our customers have implemented cost cutting measures, including more closely managing their operating expenses and capital investment budgets. This resulted in reduced demand for our products, services and solutions, longer customer purchasing decisions and pricing pressures that had adversely affected our revenue and profitability. More specifically, such adverse market conditions have had and could continue to have a negative impact on our business by reducing the number of contracts we are able to sign with new customers and the size of initial spending commitments, as well as decreasing the level of discretionary spending under contracts with existing customers. In addition, a slowdown in buying decisions of communication service providers may affect our business by increasing the risks of credit or business failures of suppliers, customers or distributors, by customer requirements for extended payment terms, by delays and defaults in customer or distributor payments, and by price reductions instituted by competitors to retain or acquire market share. In response to these events we, similar to other companies, engaged in significant cost savings measures.

During the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, the global economy experienced significant volatility and uncertainty. If the global economy continues to experience volatility and uncertainty or market conditions worsen, our existing and potential customers will likely reduce their spending, which, in turn, would reduce the demand for our products and services, and materially affect our business, including our revenue, profitability and cash flows. In addition, we would likely be required to again undertake significant cost-saving measures, which measures may negatively impact our ability to implement our strategies and obtain our objectives, particularly if we are not able to invest in our businesses as a result of a protracted economic downturn.

Conditions in the telecommunications industry have harmed and may continue to harm our business, including our revenue, profitability and cash flows.

We have experienced certain adverse conditions in the telecommunications industry, including the emergence of new, lower-cost competitors from emerging markets, the proliferation of alternative messaging applications, the maturation of wireless services, the commoditization of some voice and SMS text message services, the increased dependence for growth on emerging markets with a lower average revenue per user and changes in the regulatory environment at times. These conditions have had, and could continue to have, a material adverse effect on our business, including our revenue, profitability and cash flows.

We operate in industries characterized by rapidly changing technology, and our success depends on our ability to enhance our existing products and develop and market new products.

The software and high technology industry is subject to rapid change. The introduction of new technologies and new alternatives for the delivery of services are having, and can be expected to continue to have, a profound effect on competitive conditions in the market and our success. We have executed strategies to capitalize on growth opportunities in new and emerging products and technologies to offset such pressures. While certain of these new products and technologies have proven to initially be successful, it is unclear whether they will be widely adopted by our customers and potential customers. Any increases in revenue from these new products and technologies may not, however, exceed any declines in revenue we may experience from the sale of traditional products and technologies and our revenue and profitability may be adversely affected.

Our success depends on our ability to correctly anticipate technological trends, to react quickly and effectively to such trends and to enhance our existing products accordingly. Our success also depends, in part, on the development and introduction of new products on a timely and cost-effective basis, the acceptance of these new products by customers and consumers, and the corresponding risks associated with the development, marketing and adoption of these new products. As a result, the life cycle of our products is difficult to estimate. New product offerings may not enter the market in a timely manner for their acceptance or may not properly integrate into existing platforms. The failure of new product offerings to be accepted by the market could have a material adverse effect on our business. Our revenue and profitability may be adversely affected in the event that our customers reduce our actual and planned expenditures to expand or replace equipment or if we delay and reduce the deployment of new products.

Changing industry and market conditions may dictate strategic decisions to restructure some business units and discontinue others. Discontinuing a business unit or a product line may require us to record accrued liabilities for restructuring charges. These strategic decisions could result in changes to determinations regarding a product’s useful life and the recoverability of the carrying basis of certain assets.

We must often establish and demonstrate the benefits of new and innovative products to customers.

Many of our new and innovative products are complex. In many cases, it is necessary for us to educate existing and potential customers about the benefits and value of such new and innovative products, with no assurance that the customer will ultimately purchase them. The need to educate our customers increases the difficulty and time necessary to complete transactions, makes it more difficult to efficiently deploy limited resources, and creates risk that we will have invested in an opportunity that ultimately does not come to fruition. If we are unable to establish and demonstrate to customers the benefits and value of our new and innovative products and convert these efforts into sales, our business, including our revenue, profitability and cash flows, will be adversely affected.

We are exposed to risks associated with the sale of large systems and large system installations.

We have historically derived a significant portion of our sales and operating profit from contracts for large system installations with major customers. We continue to emphasize large capacity systems in our product development and marketing strategies. Contracts for large capacity system installations typically involve a lengthy, complex and highly competitive bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. The timing and scope of these opportunities and the pricing and margins associated with any eventual contract award are difficult to forecast, and may vary substantially from transaction to transaction. As a result, our future operating results may accordingly exhibit a high degree of volatility and may vary significantly from period to period. The degree of our dependence on large system orders, and the investment required to enable us to perform such orders, without assurance of continuing order flow from the same customers, increases the risk associated with our business. Furthermore, if our professional services employees do not provide installation services effectively and efficiently, our customers may not use our installation services or may stop using our software. This could adversely impact our revenue and harm our reputation.

We may incur significant costs to correct undetected defects, errors or operational problems in our complex products.

Our products are complex and involve sophisticated technology that performs critical functions to highly demanding standards. Our existing and future products may develop operational problems and we may incur fees and penalties in connection with such problems. In addition, when we introduce products to the market or as we release new versions of existing products, the products may contain undetected defects or errors. We may not discover such defects, errors or other operational problems until after products have been released and used by the customer. We may incur significant costs to correct undetected defects, errors or operational problems in our products, including product liability claims. In addition, defects or errors in products also may result in questions regarding the integrity of the products, which could cause adverse publicity and impair their market acceptance, resulting in lost future sales.

If our products fail to function as promised, we may be subject to claims for substantial damages. Courts may not enforce provisions in contracts that would limit our liabilities or otherwise protect us from liability for damages. Although we maintain general liability insurance coverage, including coverage for errors or omissions, this coverage may not continue to be available on reasonable terms or in sufficient amounts to cover claims against us. In addition, our insurers may disclaim coverage as to any future claim. If claims exceeding the available insurance coverage are successfully asserted against us, or our insurers impose premium increases, large deductibles or co-insurance requirements, our business, including our cash position and profitability, could be adversely affected.

We depend on a limited number of suppliers and manufacturers for certain components and are exposed to the risk that these suppliers and manufacturers will not be able to fill our orders on a timely basis and at the specifications we require.

We rely on a limited number of suppliers and manufacturers for specific components and third party software and may not be able to find alternate manufacturers or third party software providers that meet our requirements. Existing or alternative sources may not be available on favorable terms and conditions. Thus, if there is a shortage of supply for these components or third party software, we may experience an interruption in our product supply. These risks may increase because of the current financial downturn and our suppliers’ limited ability to raise capital.

Increased competition could force us to lower our prices or take other actions to differentiate our products and changes in the competitive environment in the telecommunications industry worldwide could seriously affect our business.

Our competitors may be able to develop more quickly or adapt faster to new or emerging technologies and changes in customer requirements, or devote greater resources to the development, promotion and sale of their products. Some of our competitors have, relative to us, longer operating histories, larger customer bases, longer standing relationships with customers, greater name recognition and significantly greater financial, technical, marketing, customer service, public relations, distribution and other resources. In addition, new competitors, many of which are in emerging markets, such as China, continue to emerge and there continues to be consolidation among existing competitors, which may create pricing pressure and reduce our market share. In addition, some of our customers may in the future decide to develop internally their own solutions instead of purchasing them from us. Increased competition could force us to lower our prices or take other actions to differentiate our products.

In addition, the telecommunications industry in which we operate continues to undergo significant changes as a result of deregulation and privatization worldwide, reduced restrictions on competition in the industry and rapid and evolving technologies. The worldwide enhanced services industry is already highly competitive and we expect competition to intensify. In addition, as we enter new markets as a result of our own research and development efforts, acquisitions or changes in subscriber preferences, we are likely to encounter new competitors. Moreover, we face indirect competition from changing and evolving technology, which provides alternatives to our products and services. For example, the introduction of open access to web-based applications from wireless devices allows end users to utilize web-based services, such as Facebook, Google, Yahoo or Hotmail, to access, among other things, instant messaging and electronic mail free of charge rather than using wireless carriers’ service offerings. This may reduce demand and the price of our products and services, such as voicemail and SMS text messaging.

Our compliance with telecommunications regulations and standards may be time consuming, difficult and costly.

In order to maintain market acceptance, our products must continue to meet a significant number of regulations and standards. In the United States, our products must comply with various regulations defined by the Federal Communications Commission (or the FCC) and Underwriters Laboratories, as well as standards developed by the Internet Engineering Task Force, the 3rd Generation Partnership Project and other standards committees. Internationally, our products must comply with standards established by telecommunications authorities in various countries as well as with recommendations of the International Telecommunications Union. As these standards evolve and if new standards are implemented, we will be required to modify our products or develop and support new versions of our products, and this may negatively affect the sales of our products and increase our costs. The failure of our products to comply, or delays in compliance, with the various existing and evolving industry standards could prevent or delay introduction of our products, which could harm our business.

Government regulatory policies are likely to continue to have an impact on the pricing of existing as well as new public network services and, therefore, are expected to affect demand for such services and the communications products, including our products, which support these services. Tariff rates, the rates charged by service providers to their customers, whether determined by service providers or in response to regulatory directives, may affect the cost effectiveness of deploying and promoting certain public network services. Tariff policies are under continuous review and are subject to change. Future changes in tariffs by regulatory agencies or the application of tariff requirements to additional services could adversely affect the sales of our products to certain customers.

There may be future changes in U.S. and international telecommunications regulations that could slow the expansion of the service providers’ network infrastructure and materially adversely affect our business. User uncertainty regarding future policies may also affect demand for communications products, including our products. In addition, the convergence of circuit and packet networks could be subject to governmental regulation. Currently, few laws or regulations apply to the Internet and to matters such as voice over the Internet. Regulatory initiatives in this area could decrease demand for our products and increase the cost of our products, thereby adversely affecting our business.

Failure or delay by us to achieve interoperability of our products with the systems of our customers could impair our ability to sell our products.

In order to penetrate new target markets, it is important that we ensure the interoperability of our products with the operations, administration, maintenance and provisioning systems used by our customers. Failure or delay in achieving such interoperability could impair our ability to sell products to some segments of the communications market and would adversely affect our business, including our revenue, profitability and cash flows.

Many of our sales are made by competitive bid or other competitive process which often require us to expend significant resources with no guaranty of recoupment.

Many of our sales, particularly in larger installations, are made by competitive bid or other competitive process. Successfully competing in competitive bidding situations subjects us to risks associated with:

•	the frequent need to bid on programs in advance of the completion of our design, which may result in unforeseen technological difficulties and cost overruns;

•	incurring research and development expenses to improve or refine products in advance of winning the bid; and

•	the substantial time, money, and effort, including design, development, and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us.

If we do not ultimately win a bid, we may obtain little or no benefit from these expenditures and may not be able to recoup them on future projects.

Even where we are not involved in a competitive bidding process, due to the intense competition in our markets and increasing customer demand for shorter delivery periods, we must, in some cases, begin implementation of a project before the corresponding order has been finalized, increasing the risk that we will have to write off expenses associated with pursuing opportunities that ultimately do not come to fruition.

In addition, we sell certain products as components in large bids submitted by third parties, including systems integrators. These third parties may not be able to win these bids for reasons unrelated to our products. Accordingly, we may lose potential business, which may be significant, for reasons beyond our control.

Third parties may infringe upon our proprietary technology and we may infringe on the intellectual property rights of others.

We rely on a combination of patent, copyright, trade secret and trademark law and contractual non-disclosure and other provisions to protect our technology. These measures may not be sufficient to protect proprietary rights, and third parties may misappropriate our technologies and use for their own benefit. Also, most of these protections do not preclude competitors from independently developing products with functionality or features substantially equivalent or superior to our software. Any failure to protect our intellectual property could have a material adverse effect on our business.

While we regularly file patent applications, patents may not be issued on the basis of such applications and, if such patents are issued, they may not be sufficient to protect our technologies. In addition, any patents issued to us may be challenged, invalidated or circumvented. Despite our efforts to protect our intellectual property and proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technologies. Effectively policing the unauthorized use of our products is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technologies, particularly in foreign countries where in many instances the local laws or legal systems do not offer the same level of protection as in the United States.

If others claim that certain of our products infringe their intellectual property rights, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing those products. We have been party to patent litigations. We attempt to avoid infringing known proprietary rights of third parties in our product development efforts. There are many issued patents as well as patent applications in the fields in which we are engaged. Because patent applications in the United States are not publicly disclosed until published or issued, applications may have been filed which relate to our software and products. If we were to discover that our products violated or potentially violated third party proprietary rights, we might not be able to continue offering these products without obtaining licenses for those products or without substantial reengineering of the products. Any reengineering effort may not be successful and such licenses may not be available. Even if such licenses were available, they may not be offered to us on commercially reasonable terms.

Substantial litigation regarding intellectual property rights exists in technology related industries, and our products may be increasingly subject to third party infringement claims as the number of competitors in our industry segments grows and the functionality of software products in different industry segments overlaps. In addition, we agreed to indemnify certain customers in certain situations should it be determined that our products infringe on the proprietary rights of third parties. Any third party infringement claims could be time consuming to defend, result in costly litigation, divert management’s attention and resources, cause product and service delays or may require us to enter into royalty or licensing agreements. Any royalty or licensing arrangements, if required, may not be available on terms acceptable to us, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, including revenue, profitability and cash flows.

Use of free or open source software could expose our products to unintended restrictions and could materially adversely affect our business.

Some of our products contain free or open source software, referred to collectively as “open source software,” and we anticipate we will make additional use of open source software in the future. Open source software is generally covered by license agreements that permit the user to use, copy, modify and distribute the software without cost, provided that the users and modifiers abide by certain licensing requirements. The original developers of the open source software generally provide no warranties on such software. Although we endeavor to monitor the use of open source software in our product development, past, present or future products may contain open source elements which impose unfavorable licensing restrictions or other requirements on our products.

Certain contractual obligations could expose us to uncapped or other significant liabilities.

Certain contract provisions, principally confidentiality and indemnification obligations in certain of our license agreements, could expose us to risks of significant loss that, in some cases, are not limited by contract to a specified maximum amount. Even where we are able to negotiate limitation of liability provisions, these provisions may not always be enforced depending on the facts and circumstances of the case at hand. If we or our products fail to perform to the standards required by our contracts, we could be subject to uncapped or other significant liability for which we may or may not have adequate insurance and our business, financial condition and results of operations, including cash position and profitability, could be materially adversely affected.

We have pursued and may continue to pursue mergers and acquisitions and strategic investments that present risks and may not be successful.

We have made acquisitions in the past and continue to examine opportunities for growth through mergers and acquisitions. Mergers and acquisitions entail a number of risks including:

•	the impact of the assumption of known potential liabilities or unknown liabilities associated with the merged or acquired companies;

•	financing the acquisition through the use of cash reserves, the incurrence of debt or the issuance of equity securities, which may be dilutive to our existing shareholders;

•	the difficulty of assimilating the operations, personnel and customers of the acquired companies into our operations and business;

•	the potential disruption of our ongoing business and distraction of management;

•	the difficulty of integrating acquired technology and rights into our services and unanticipated expenses related to such integration;

•	the difficulty of achieving the anticipated synergies from the combined businesses, including marketing, product integration, sales and distribution, product development and other synergies;

•	the failure to successfully develop acquired technology, resulting in the impairment of amounts capitalized as intangible assets at the date of the acquisition;

•	the potential for patent, trademark and other intellectual property infringement claims against the acquired company;

•	the impairment of relationships with customers and partners of the acquired companies or our customers and partners as a result of the integration of acquired operations;

•	the impairment of relationships with employees of the acquired companies or our employees as a result of integration of new management personnel;

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the difficulty of integrating the acquired company’s accounting, management information, human resources and other administrative systems into existing administrative, financial and managerial controls, reporting systems and procedures, particularly in the case of large acquisitions;

•	the need to implement required controls, procedures and policies at private companies which, prior to acquisition, lacked such controls, procedures and policies;

•

in the case of foreign acquisitions, uncertainty regarding the impact of foreign laws and regulations, currency risks and the particular economic, political and regulatory risks associated with specific countries and the difficulty integrating operations and systems as a result of language, cultural, systems and operational differences;

•	the potential inheritance of the acquired companies’ past financial statements with their associated risks; and

•	the potential need to write-down impaired goodwill associated with any such transaction in subsequent periods, resulting in charges to operations.

We continue to make significant investments in our business and to examine opportunities for growth. These activities may involve significant expenditures and obligations that cannot readily be curtailed or reduced if anticipated demand for the associated products does not materialize or is delayed. The impact of these decisions on future financial results cannot be predicted with assurance, and our commitment to growth may increase our vulnerability to downturns in our markets, technology changes and shifts in competitive conditions.

We are dependent upon hiring and retaining highly qualified employees.

We believe that our future success depends in large part on our continued ability to hire, train, develop, motivate and retain highly qualified employees, including sales, technical and managerial personnel. Competition for highly qualified employees in our industry is significant. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions and it is difficult to hire and retain those individuals. Failure to attract and retain highly qualified employees may have an adverse effect on our ability to develop new products and enhancements for existing products and to successfully market and sell those products.

Environmental and other disasters may adversely impact our business.

Environmental and other disasters, such as flooding, earthquakes, volcanic eruptions or nuclear or other disasters, or a combination thereof, such as experienced in Japan, may negatively impact our business. Environmental and other disasters may cause disruption to our operations in the regions impacted by such disasters and impede our ability to sell our solutions and services. In addition, customers located in countries or regions impacted by environmental and other disasters, may decide to suspend or discontinue projects. The occurrence of any environmental and/or other material disasters may have an adverse impact on our business in the future.

Risks Relating to International Operations

Geopolitical, economic and military conditions in countries in which we operate may adversely affect us.

Geopolitical, economic and military conditions could directly affect our operations. Recent turmoil in the geopolitical environment in many parts of the world, including terrorist activities, military actions or political unrest in countries in which we operate and the nationalization of privately-owned telecommunications companies, may cause disruptions to our business. To the extent that such disruptions result in delays or cancellations of customer orders, or the manufacture or shipment of our products, our business, including revenue, profitability and cash flows, would likely be materially adversely affected. In addition, if these events result in restrictions on travel or unsafe travel conditions, our ability to service our existing clients and secure new business from potential new clients would likely be adversely affected.

We derive a significant portion of our total revenue from customers outside the United States and have significant international operations, which subject us to risks inherent with foreign operations.

For the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, we derived approximately 80% and 88%, respectively, of our total revenue from customers outside of the United States. We maintain significant operations in Israel, France, the United Kingdom, India and elsewhere throughout the world. Approximately 77% of our employees and approximately 79% of our facilities were located outside the United States as of July 31, 2012. Conducting business internationally exposes us to particular risks inherent in doing business in international markets, including, but not limited to:

•	lack of acceptance of non-localized products;

•	legal and cultural differences in the conduct of business;

•	difficulties in hiring qualified foreign employees and staffing and managing foreign operations;

•	longer payment cycles;

•	difficulties in collecting accounts receivable and withholding taxes that limit the repatriation of cash;

•	tariffs and trade conditions;

•	currency exchange rate fluctuations;

•	rapid and unforeseen changes in economic conditions in individual countries;

•	increased costs resulting from lack of proximity to customers;

•	difficulties in complying with varied legal and regulatory requirements across jurisdictions, including tax laws, labor laws, employee benefits, customs requirements and currency restrictions;

•	different tax regimes and potentially adverse tax consequences of operating in foreign countries;

•	immigration regulations that limit our ability to deploy our employees;

•	difficulties in complying with applicable export laws and regulations requiring licensure or authorization to sell products;

•	difficulties in repatriating cash held by our foreign subsidiaries on a tax efficient basis; and

•	turbulence in foreign currency and credit markets.

One or more of these factors could have a material adverse effect on our international operations.

Our business in countries with a history of corruption and transactions with foreign governments, including with government owned or controlled communication service providers, increase the risks associated with our international activities.

We are subject to the U.S. Foreign Corrupt Practices Act (or the FCPA) and other laws of the United States and other countries, including the UK Bribery Act 2010 (or the UK Bribery Act), that prohibit improper payments or offers of payments for the purpose of obtaining or retaining business. We have operations, deal with customers and make sales in countries known to experience corruption. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various U.S. and local laws, including the FCPA and the UK Bribery Act, even though these parties are not always subject to our control.

The Audit Committee of the CTI Board previously conducted an internal investigation of alleged improper payments made by certain of our employees and external sales agents in foreign jurisdictions in connection with the sale of certain products. CTI voluntarily disclosed the matter to the SEC and the United States Department of Justice (or the DOJ). In April 2009, the SEC advised CTI that it was investigating the matter and issued a subpoena to CTI in connection with its investigation. In April 2011, CTI entered into agreements with the DOJ and the SEC to resolve allegations that CTI and our company violated the books and records and internal controls provisions of the FCPA by inaccurately recording certain improper payments made from 2003 through 2006 by certain former employees and an external sales agent of Comverse Ltd. (a wholly-owned subsidiary of ours) or its subsidiaries, in connection with the sale of certain products in foreign jurisdictions. Under the non-prosecution agreement with the DOJ, CTI paid a fine of $1.2 million to the DOJ and agreed to continue to implement improvements in our and CTI’s respective internal controls and anti-corruption practices and policies. Under the settlement agreement with the SEC, CTI paid approximately $1.6 million in disgorgement and pre-judgment interest and we and CTI are required under a conduct-based injunction to comply with the books and records and internal controls provisions of the FCPA.

CTI had implemented safeguards in an effort to eliminate improper practices by our employees, consultants, external sales agents and resellers. These safeguards, however, have proven to be ineffective in some instances. In response to the findings of the CTI Audit Committee’s internal investigation, CTI identified a material weakness in our anti-fraud program controls, including those relating to the FCPA, and as part of its remediation our safeguards were modified. However, these modified safeguards, the implementation of these remedial measures and any future improvements may prove to be less than effective, and our employees, consultants, external sales agents or distributors may engage in the future in conduct for which we might be held responsible. Violations of the FCPA and other laws of the United States and other countries may result in significant civil and/or criminal penalties and other sanctions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, violations of these laws, including the FCPA and the U.K. Bribery Act, may harm our reputation and deter governmental agencies and other existing or potential customers from buying our products and engaging our services.

Currency exchange rates, fluctuations of currency exchange rates and limitations imposed by certain countries on the outflow of their currencies could have a material adverse effect on our results of operations.

Although partially mitigated by our hedging activities, we are impacted by currency exchange rates and fluctuations thereof in a number of ways, including the fact that:

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A significant portion of our expenses, principally salaries and related personnel expenses, are incurred in new Israeli shekels (or NIS), whereas the currency we use to report our financial results is the U.S. dollar and most of our revenue is generated in U.S. dollars. A significant strengthening of the NIS against the U.S. dollar can considerably increase the U.S. dollar value of our expenses in Israel. Should the NIS increase its strength in comparison to the U.S. dollar our results of operations will be adversely affected;

•	A portion of our international sales is denominated in currencies other than U.S. dollars, such as the euro, thereby exposing us to gains and losses on non-U.S. currency transactions;

•

A substantial portion of our international sales is denominated in U.S. dollars. Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar may impair the purchasing power of our customers and could cause customers to decrease or cancel orders or default on payment, which could harm our results of operations; and

•

We translate sales and other results denominated in foreign currency into U.S. dollars for our combined financial statements. During periods of a strengthening dollar, our reported international sales and earnings could be reduced because foreign currencies may translate into fewer dollars.

As noted above, from time to time, we enter into hedging transactions to attempt to limit the impact of foreign currency fluctuations. However, such hedging transactions may not prevent all exchange rate-related losses and risks. Therefore, our business and profitability may be harmed by such exchange rate fluctuations.

In addition, certain countries limit the outflow of their currencies to purchase products from foreign companies thus limiting the ability of existing or potential customers to purchase our products. As a result, these practices may have a material adverse effect on our business, financial condition and results of operations, including revenue, profitability and cash flows.

Risks Relating to Operations in Israel

Conditions in Israel and the Middle East may materially adversely affect our operations and personnel and may limit our ability to produce and sell our products.

We have significant operations in Israel, including research and development, manufacturing, sales, and support. Approximately 45% of our employees and approximately 54% of our facilities were located in Israel as of July 31, 2012. Since the establishment of the State of Israel in 1948, a number of armed conflicts and terrorist acts have taken place, which in the past did, and in the future may, lead to security and economic problems for Israel. Israel has faced, and continues to face, difficult relations with the Palestinians and the risk of terrorist violence from both Palestinians and Hezbollah. In addition, tensions between Israel and Iran have intensified over Iran’s continued pursuit of nuclear capabilities. Furthermore, certain countries in the Middle East adjacent to Israel, including Egypt and Syria, continue to experience political unrest and instability marked by civil demonstrations and violence, which in some cases resulted in the replacement of governments and regimes. Current and future conflicts and political, economic and/or military conditions in Israel and the Middle East region may affect our operations in Israel. The exacerbation of violence within Israel or the outbreak of violent conflicts involving Israel may impede our ability to manufacture, sell, and support our products, engage in research and development, or otherwise adversely affect our business or operations. In addition, many of our employees in Israel are required to perform annual mandatory military service and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect on our operations. Hostilities involving Israel that also result in the interruption or curtailment of trade between Israel and its trading partners could materially adversely affect our results of operations.

Certain research and development grants and tax benefits we receive in Israel may be reduced or eliminated in the future, and grants received may limit our ability to transfer know-how and manufacture outside Israel.

We receive certain grants from the Government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel (or the OCS) for the financing of a portion of our research and development expenditures in Israel. The availability in any given year of these OCS grants depends on OCS approval of the projects and related budgets we submit to the OCS each year. In addition, in recent years, the Government of Israel has reduced the benefits available under these programs and these programs may be discontinued or curtailed in the future. The continued reduction in these benefits or the termination of our eligibility to receive these benefits may adversely affect our financial condition and results of operations.

Investment programs in manufacturing equipment and leasehold improvements at certain of our facilities in Israel have been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments. The Government of Israel may reduce or eliminate the tax benefits available to approved enterprise programs such as the programs provided to us. These tax benefits may not continue in the future at their current levels or at all. If these tax benefits are reduced or eliminated, the amount of tax that we pay in Israel will increase. In addition, if we fail to comply with any of the conditions and requirements of the investment programs, the tax benefits we have received may be rescinded and we may be required to disgorge the amount of the tax benefit received, together with interest and penalties.

In addition, the OCS grants limit, to a certain extent, our ability to transfer certain technology, know-how and manufacture products outside Israel if such technology, know-how or products were developed using these grants. These limitations may impair our ability to outsource manufacturing, enter into strategic alliances or engage in similar arrangements for those technologies, know-how or products.

The ability of our Israeli subsidiaries to pay dividends is subject to limitations under Israeli law and dividends paid and loans extended by Israeli subsidiaries may be subject to taxes. If our Israeli subsidiaries were unable to pay dividends to us or extend us loans, or if such dividends or loans become subject to taxes, our liquidity may be materially adversely affected.

The ability of our Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that dividends may be paid by an Israeli corporation only out of its earnings as defined in accordance with the Israeli Companies Law of 1999, provided that there is no reasonable concern that such payment will cause such subsidiary to fail to meet its current and expected liabilities as they come due. Cash dividends paid by an Israeli corporation to a United States resident corporate parent are subject to provisions of the Convention for the Avoidance of Double Taxation between Israel and the United States (referred to as the Convention). Under the terms of the Convention, such dividends are subject to taxation by both Israel and the United States, and, in the case of Israel, such dividends distributed out of income derived for a period for which an Israeli company is entitled to the reduced tax rate applicable to an approved enterprise are generally subject to withholding of Israeli income tax at source at a rate of 15%. In addition, in case the dividend is distributed out of tax exempted income (derived in a period in which a company was entitled to tax exempt income in accordance with the encouragement law), a company will be subject, in the tax year in which the dividend is distributed, to corporate tax on the grossed up transferred amounts, according to the corporate tax rate to which our income was subject under the approved enterprise program (10%). We or any of our U.S. subsidiaries would generally be subject to U.S. tax on receipt of any dividends from our Israeli subsidiaries (to the extent that those earnings have not already been subject to U.S. taxation), but would generally be entitled to claim a U.S. tax credit or deduction for the amount of any Israeli withholding tax or any Israeli income taxes paid by the subsidiary on the dividends distributed. In addition, adverse U.S. tax consequences may apply to loans or credit support arrangements extended by our Israeli subsidiaries to their U.S. shareholders, including us. If our Israeli subsidiaries were unable to pay dividends to us or extend us loans, or if such dividends or loans become subject to taxes, our liquidity may be materially adversely affected.

Risks Relating to the Share Distribution and Operation as an Independent, Publicly-Traded Company

Our historical and unaudited pro forma combined financial information is not necessarily representative of the results we would have achieved as an independent, publicly-traded company and may not be a reliable indicator of our future results.

Our historical and unaudited pro forma combined financial information included in this Information Statement does not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as an independent, publicly-traded company during the periods presented or that we may achieve in the future. This is primarily a result of the following factors:

•

our historical combined financial results reflect allocations of corporate expenses from CTI, which allocations may be different than the comparable expenses we would have actually incurred as an independent, publicly-traded company;

•	our working capital requirements historically have been satisfied as part of CTI’s corporate-wide cash management policies; and

•	significant changes will occur in our cost structure, management and financing as a result of our separation from CTI.

We have made adjustments based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical and pro forma combined financial information. However, our assumptions may prove not to be accurate, and accordingly, the historical and pro forma combined financial information presented in this Information Statement should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly-traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

For as long as we are an emerging growth company, we will be exempt from certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company, which is defined as a company with annual gross revenues of less than $1 billion, that has been a public reporting company for a period of less than five years, and that does not have a public float of $700 million or more in securities held by non-affiliated holders. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, unless we elect not to take advantage of applicable JOBS Act provisions, we will not be required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies under Section 102(b)(1) of the JOBS Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (5) provide certain disclosure regarding executive compensation required of larger public companies or (6) hold stockholder advisory votes on executive compensation. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

As noted above, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we would then not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

We may have difficulty operating as an independent, publicly-traded company.

As an independent, publicly-traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent, publicly-traded company in the time we expect, if at all. Because our business has previously operated as part of the wider CTI organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

As an independent, publicly-traded company, we may not enjoy the same benefits that we did as a subsidiary of CTI.

There is a risk that, by separating from CTI, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current CTI organizational structure.

As part of CTI, we have been able to enjoy certain benefits from CTI’s available capital for investments. As an independent, publicly-traded company, we will not have similar available capital and may not have similar access to capital markets. For instance, we will no longer be able to rely on or benefit from the capital resources of CTI, including its significant equity interest in Verint, to cover any shortfall in our working capital, if any. To the extent we may have a shortfall in working capital, we may need to sell equity or issue debt in capital market transactions to cover such shortfall. However, we cannot assure you that we would be able to access the debt or equity capital markets on commercially reasonable terms or at all. Furthermore, because our capital structure will be different than CTI’s when we are an independent company, our credit rating is likely to be lower than CTI’s would be, which may affect our ability to access the capital markets on acceptable terms or at all.

We will experience increased costs as a result of the share distribution.

CTI performs many important corporate functions for our operations, including treasury, accounting, financial reporting and other services. We currently pay CTI for these services on a cost-allocation basis. Following the share distribution, we intend to operate these functions independently with systems and employees previously used by CTI to provide the services and will provide CTI with certain of these functions pursuant to the Transition Services Agreement. We may not be able to operate such functions effectively or at comparable costs, and, as a result, our profitability may decline. Further, to the extent that CTI suffers a loss due to our performance under the Transition Services Agreement, we may be required to indemnify it for such loss or may be subject to claims made by CTI arising from such loss. If we were required to indemnify CTI for a significant loss, it could have a material adverse effect on our results of operations and liquidity.

The cost of compliance or failure to comply with the Sarbanes-Oxley Act of 2002 may adversely affect our business.

As a new reporting company under the Securities and Exchange Act of 1934 (or the Exchange Act), we will be subject to certain provisions of the Sarbanes-Oxley Act of 2002, which may result in higher compliance costs and may adversely affect our financial results. The Sarbanes-Oxley Act affects corporate governance, securities disclosure, compliance practices, internal audits, disclosure controls and procedures, financial reporting and accounting systems. Section 404 of the Sarbanes-Oxley Act, for example, requires companies subject to the reporting requirements of the U.S. securities laws to conduct a comprehensive evaluation of their internal control over financial reporting. We will be required to provide our Section 404 evaluation beginning with our annual report on Form 10-K for the fiscal year ending January 31, 2014. The failure to comply with Section 404, when we are required to comply, may result in investors losing confidence in the reliability of our financial statements (which may result in a decrease in the trading price of our common stock), prevent us from providing the required financial information in a timely manner (which could materially and adversely impact our business, our financial condition, the trading price of our common stock and our ability to access capital markets, if necessary), prevent us from otherwise complying with the standards applicable to us as an independent, publicly-traded company and subject us to adverse regulatory consequences.

CTI’s management concluded that, as of January 31, 2012, a material weakness in internal control over financial reporting existed, including at our company, as a result of not having adequate personnel with sufficient technical expertise to properly account for and disclose income taxes in accordance with U.S. GAAP and ineffective policies and procedures for our income tax provision.

As part of its assessment, CTI’s management concluded that, as of January 31, 2012, a material weakness in internal control over financial reporting existed, including at our company, as a result of not having adequate personnel with sufficient technical expertise to properly account for and disclose income taxes in accordance with accounting principles generally accepted in the United States of America (or U.S. GAAP) and ineffective policies and procedures for our income tax provision. We have adopted, and are in the process of implementing, certain remedial measures that we believe will enable us to address this material weakness by January 31, 2013. However, we may not be able to successfully complete the implementation of these remedial measures by such date. In addition, even if these measures are successfully implemented, the effectiveness of any system of disclosure controls and procedures is subject to limitations, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events and the inability to eliminate misconduct completely. Moreover, additional material weaknesses in our internal control over financial reporting may be identified in the future.

In addition, the inadequacy of internal controls creates an environment that may hinder our ability to prepare tax returns in a timely manner and may impact the amounts that we may owe taxing jurisdictions in the U.S. and non-U.S. jurisdictions. We may be subject to material penalties and interest as a result of audits from these taxing jurisdictions.

We may face challenges in producing accurate financial statements and periodic reports as required on a timely basis.

As part of CTI’s efforts to become current in its periodic reporting obligations, we have made changes to our finance organization, adopted new accounting policies, and enhanced many aspects of our internal control over financial reporting. We and CTI are still in the process of assimilating these complex and pervasive changes, continue to have a material weakness in internal control over financial reporting and, as a result, cannot assure you that we will not experience delays in filing our periodic reports in the future. In addition, we and CTI have engaged external accounting consulting firms to assist in completing the preparation of certain portions of our financial statements and preparing our registration statement on Form 10. We have hired and intend to continue to hire experienced finance personnel with a view toward continuing to diminish and ultimately eliminating the use of external consultants in the preparation of financial statements and the timely filing of periodic reports with the SEC. Replacing these consultants with new employees may result in the loss of important institutional knowledge or otherwise create transitional issues that could delay the preparation of financial statements and the filing of periodic reports.

We may continue to incur significant expenses for professional fees in connection with the preparation of our periodic reports.

We and CTI engaged outside accounting consulting firms and other external consultants to assist our finance and accounting personnel in the preparation of financial statements and periodic reports and incurred and continue to incur significant expenses for their services, in addition to incurring substantial expenses for external legal, tax and other professional services. External consultants were initially engaged to assist CTI and us in preparing financial information required for CTI to become current in its periodic reporting obligations under the federal securities laws and for the remediation of material weaknesses in internal control over financial reporting, but have remained to assist with the timely filing of periodic reports and the filing of our registration statement on Form 10 and other activities related to the share distribution. Although we expect these expenses to decline and be eliminated over time as we enhance our internal finance and accounting personnel to replace such external consultants and build these functions as an independent, publicly-traded company, we may continue to incur in the near term significant expenses relating to professional fees in connection with the preparation of periodic reports, which may materially adversely affect our financial position and cash flows.

The continued ownership of CTI common shares (or if the Verint Merger closes, Verint common shares) by our post-distribution executive officers and some of our expected directors and the expected membership of some members of the CTI and/or Verint Boards on our Board after the share distribution may create, or may create the appearance of, conflicts of interest.

Because of their current or former positions with CTI, substantially all of our executive officers and the non-employee directors of the CTI Board that we expect will become members of our Board own CTI common shares and if the Verint Merger closes, will own Verint common stock. These holdings in CTI common shares (or if the Verint Merger closes, Verint common stock) may be significant for some of these persons compared to that person’s total assets. Ownership of CTI common shares (or if the Verint Merger closes, Verint common stock) by our directors and officers after the share distribution may create, or may create the appearance of, conflicts of interest when these directors and executive officers are faced with decisions that could have different implications for CTI and/or Verint than they do for us.

In addition, it is currently expected that after the share distribution certain members of our Board will also be members of the CTI’s and/or Verint’s Boards. These common directorships could create, or appear to create, potential conflicts of interest when CTI and our management and directors face decisions that could have different implications for the two companies. However, as a condition to completion of the Verint Merger Agreement, all CTI-nominated directors to the Verint Board (other than those designated pursuant to the Cadian Letter Agreement) are required to resign from their positions as directors from the Verint Board effective as of the closing date of the Verint Merger.

We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of our executive officers owning CTI common shares (or if the Verint Merger closes, Verint common shares) or certain of our directors being members of both our and CTI’s boards of directors. However, prior to consummation of the share distribution, we will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons. See “Certain Relationships and Related Party Transactions—Review and Approval of Related Person Transactions.” In addition, prior to consummation of the share distribution, we will adopt a separate Code of Business Conduct and Ethics and Corporate Governance Guidelines and Principles that will provide guidelines to our executive officers and directors in addressing conflicts of interest. See “Management—Code of Business Conduct and Ethics.”

We are required to indemnify CTI and its affiliates (including Verint following the Verint Merger) after the Verint Merger against certain claims or losses that may arise in connection with the Verint Merger and the share distribution.

Under the Distribution Agreement we and CTI will enter into in connection with the share distribution, we have agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution. Certain of our indemnification obligations are capped at $25.0 million and certain obligations are uncapped. Specifically, the capped indemnification obligations include indemnifying CTI and its affiliates (including Verint following the Verint Merger) against losses stemming from breaches by CTI of representations, warranties and covenants in the Verint Merger Agreement and for any liabilities of CTI that are known by CTI but not included on the net worth statement to be delivered at the closing of the Verint Merger. Our uncapped indemnification obligations include indemnifying CTI and its affiliates (including Verint following the Verint Merger) against liabilities relating to our business; claims by any shareholder or creditor of CTI related to the share distribution, the Verint Merger or related transactions or disclosure documents; certain claims made by employees or former employees of CTI and any claims made by employees and former employees of ours (including but not limited to the Israeli optionholder suits discussed under “Business—Legal Proceedings”); any failure by us to perform under any of the agreements entered into in connection with the share distribution; claims related to CTI’s ownership or operation of our company; claims related to the Starhome Disposition; certain retained liabilities of CTI that are not reflected on or reserved against on the net worth statement to be delivered by CTI at the closing of the Verint Merger; and claims arising out of the exercise of appraisal rights by a CTI shareholder in connection with the share distribution. CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against us by CTI and its affiliates (including Verint following the Verint Merger). To the extent that we are required to make payments to satisfy these indemnification obligations, such payments could be significant and could have a material adverse effect on our financial condition, liquidity and results of operations.

Future changes in stock ownership could limit our use of net operating loss carryforwards.

As of January 31, 2012, we and CTI had net operating loss carryforwards of approximately $659.2 million available to offset future federal taxable income. Similarly, we and CTI had net operating loss carryforwards to offset state taxable income in varying amounts. These net operating loss carryforwards will be allocated between CTI and us in accordance with applicable tax law and the Tax Disaffiliation Agreement. As a result of changes in stock ownership that may take place after the share distribution, there may be limitations on CTI’s and our ability to use net operating loss carryforwards. Limitations on CTI’s and our ability to use net operating loss carryforwards to offset future taxable income could reduce the benefit of CTI’s and our net operating loss carryforwards by requiring CTI and/or us, as applicable, to pay federal and state income taxes earlier than otherwise would be required, and causing part of CTI’s and/or our net operating loss carryforwards to expire without having been fully utilized. These various limitations resulting from an ownership change could have a material adverse effect on CTI’s and/or our cash flow and results of operations. We cannot predict the extent to which our net operating loss carryforwards will be limited or the ultimate impact of other limitations that may be caused by future changes in stock ownership, which will depend on various factors.

Under certain circumstances we would be liable for payments related to income taxes owed by CTI’s consolidated group.

We and our controlled domestic subsidiaries are currently members of CTI’s consolidated group for U.S. federal income tax purposes. The share distribution will result in the deconsolidation of us and our controlled domestic subsidiaries from the CTI consolidated group. U.S. federal tax law provides that each member of a consolidated group is jointly and severally liable for the consolidated group’s entire federal income tax obligation. Thus, to the extent CTI fails to make any U.S. federal income tax payments required by law for the period in which we and our controlled domestic subsidiaries were part of the CTI consolidated group, we could be liable for the shortfall. Similar principles may apply for foreign, state or local income tax purposes where CTI had previously filed or may be determined to have been required to file combined, consolidated or unitary returns with us or our subsidiaries for foreign, state or local income tax purposes.

The share distribution may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.

The share distribution is subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return, and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business, or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including without limitation a trustee or debtor-in-possession in a bankruptcy by us or CTI or any of our respective subsidiaries) may bring an action alleging that the share distribution or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including without limitation, voiding our claims against CTI, requiring our shareholders to return to CTI some or all of the shares of our common stock issued in the share distribution, or providing CTI with a claim for money damages against us in an amount equal to the difference between the consideration received by CTI and the fair market value of our company at the time of the share distribution.

The measure of insolvency for purposes of the fraudulent conveyance laws will vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, CTI or any of our respective subsidiaries were solvent at the time of or after giving effect to the share distribution.

Prior to the share distribution, the CTI Board expects that we and CTI will each be solvent and adequately capitalized after the share distribution, will be able to repay our respective debts and obligations as they mature following the share distribution and will have sufficient capital to carry on our respective businesses. In addition, it is a condition to the share distribution that the CTI Board receive an opinion with respect to the capital adequacy of us and CTI as separate companies following the share distribution from a nationally recognized provider of such opinions. The CTI Board’s expectations concerning our and CTI’s post share distribution capital adequacy are based on a number of assumptions, including its expectation of the post share distribution operating performance and cash flow of each of our company and CTI and its analysis of the post share distribution assets and liabilities of each company, including expected working capital and lack of significant amount of indebtedness at our company. We cannot assure you, however, that a court would reach the same conclusions in determining whether CTI or we were insolvent at the time of, or after giving effect to, the share distribution.

Risks Relating to Our Common Stock

There is no existing market for our common stock and we cannot be certain that an active trading market will develop or be sustained after the share distribution, and following the share distribution, our stock price may fluctuate significantly.

There is currently no public market for our common stock. It is anticipated that on or shortly prior to the record date, trading of shares of our common stock would begin on a “when-issued” basis and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the share distribution or be sustained in the future. The lack of an active market may make it more difficult for you to sell our common stock and could lead to the share price for our common stock being depressed or more volatile.

We have not set an initial price for our common stock. The price will be established by the market. We cannot predict the prices at which our common stock may trade after the distribution. Indeed, the combined market prices of our common stock and CTI common shares after the distribution may not equal or exceed the market value of CTI common shares immediately prior to the share distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

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changes in expectations concerning our future financial performance and the future performance of the communication industry in general, including financial estimates and recommendations by securities analysts;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	strategic moves by us or our competitors, such as acquisitions or restructurings;

•	changes in the regulatory framework affecting our international operations; and

•	changes in general economic or market conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of shares of our common stock may occur in connection with the share distribution, which could cause our stock price to decline.

The shares of our common stock that CTI will distribute to its shareholders in the share distribution generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any significant shareholder to sell shares of our common stock following the share distribution, it is likely that some of CTI’s shareholders will sell shares of our common stock received in the share distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Shares of our common stock to be received by CTI shareholders as a result of the share distribution will have different rights from CTI common shares.

Following completion of the share distribution, CTI shareholders receiving our common stock will be shareholders of Comverse, a Delaware corporation, in addition to being shareholders of CTI, a New York Corporation. There are important differences between the rights of CTI shareholders and the rights of our shareholders. See “Description of Our Capital Stock.”

Holders of our common stock may be adversely affected through dilution.

We may need to issue equity in order to fund working capital, capital expenditures and product development requirements or to make acquisitions and other investments. If we choose to raise funds through the issuance of common equity, the issuance will dilute your ownership interest.

We cannot assure you that we will pay any dividends.

We cannot assure you that we will pay any dividends in the future, continue to pay any dividends if we do commence the payment of dividends, or that if we do decide to pay dividends, what the amount of dividends will be or that we will have sufficient surplus under Delaware law to be able to pay any dividends. This may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves. If we do not pay dividends, the price of our common stock that you receive in the distribution must appreciate for you to receive a gain on your investment in us. This appreciation may not occur.

Anti-takeover provisions in our organizational documents and Delaware law and in our agreements with CTI could delay or prevent a change in control.

Provisions of our charter and bylaws may delay or prevent a merger or acquisition that a shareholder may consider favorable. For example, our charter and bylaws will authorize our Board to issue one or more series of preferred stock. This provision may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. In addition, Delaware law also imposes some restrictions on mergers and other business combinations between any holder of 15 percent or more of our outstanding common stock and us. See “Description of Our Capital Stock” for additional information.

As a result, our obligations may discourage, delay or prevent a change of control of our company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements appearing in this Information Statement constitute “forward-looking statements.” Forward-looking statements include financial projections, statements of plans and objectives for future operations, statements of future economic performance, and statements of assumptions relating thereto. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “expects,” “plans,” “anticipates,” “estimates,” “believes,” “potential,” “projects,” “forecasts,” “intends,” or the negative thereof or other comparable terminology. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results, performance and the timing of events to differ materially from those anticipated, expressed or implied by the forward-looking statements in this Information Statement. Such risks or uncertainties may give rise to future claims and increase exposure to contingent liabilities. These risks and uncertainties arise from (among other factors) the following:

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the risk that we will not be able to complete the share distribution due to our inability to satisfy the requisite conditions thereto, including, among others, receipt of CTI shareholder approval, completion of review process of the related registration statement by the SEC or for any other reason, including a decision of the CTI Board not to proceed with the share distribution;

•	the failure of the share distribution to occur for any other reason;

•	the effect of the share distribution on our business relationships, operating results and business generally;

•	general competitive, economic, political and market conditions and fluctuations;

•	actions taken or conditions imposed by the United States and foreign governments;

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the risk of diminishment in our capital resources as a result of, among other things, potential future negative cash flows, the continued incurrence of professional fees in connection with the filing of periodic reports under the federal securities laws and the remediation of material weaknesses in internal control over financial reporting;

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the risk that if BSS customer solution order activity does not increase, our revenue and profitability would likely be materially adversely affected and we may be required to implement further cost reduction measures to preserve or enhance our operating results and cash position;

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risks related to the implementation of our strategy to expand our BSS business and pursue primarily higher margin VAS projects that resulted and may continue to result in lower VAS revenue, which may not be offset by increases in BSS revenue, if any;

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our advanced offerings may not be widely adopted by existing and potential customers and increases in revenue from our advanced offerings, if any, may not exceed or fully offset potential declines in revenue from traditional solutions;

•	the potential loss of business opportunities due to continued concern on the part of customers and partners, about our financial condition;

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the difficulty in predicting quarterly and annual operating results as a result of a high percentage of orders typically generated late in fiscal quarters and in fiscal years, lengthy and variable sales cycles, the competitive bidding process required by customers, our focus on large customers and installations and short delivery windows required by customers;

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the effects of any potential decline or weakness in the global economy (due to among other things, the downgrade of the U.S. credit rating and European sovereign debt crisis) on the telecommunications industry, which may result in reduced information technology (or IT) spending and reduced demand for our products and services;

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risks associated with the share distribution, including, the potential harm to our business as a result of management’s distraction from our business due to our efforts to complete the share distribution, the incurrence of expenses in connection therewith in excess of our expectations, and the risks that if the share distribution is completed, we will be a smaller company that may be subject to increased instability;

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the continuation of a material weakness related to income taxes or the discovery of additional material weaknesses in our internal control over financial reporting and any delay in the implementation of remedial measures;

•	the risk of disruption in the credit and capital markets which may limit our ability to access capital;

•	rapidly changing technology in our industries and our ability to enhance existing products and develop and market new products;

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our dependence on contracts for large systems and large installations for a significant portion of our sales and operating results, including, among other things, the lengthy, complex and highly competitive bidding and selection process, the difficulty predicting our ability to obtain particular contracts and the timing and scope of these opportunities;

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the deferral or loss of one or more significant orders or customers or a delay in an expected implementation of such an order could materially and adversely affect our results of operations in any fiscal period, particularly if there are significant sales and marketing expenses associated with the deferred, lost or delayed sales;

•	the potential incurrence of penalties if our solutions develop operational problems and significant costs to correct previously undetected operational problems in our complex solutions;

•	our dependence on a limited number of suppliers and manufacturers for certain components and third party software could cause a supply shortage and/or interruptions in product supply;

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the risk that increased competition could force us to lower our prices or take other actions to differentiate our products and changes in the competitive environment in the telecommunications industry worldwide could seriously affect our business;

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the risk that increased costs or reduced demand for our products resulting from compliance with evolving telecommunications regulations and the implementation of new standards may adversely affect our business and financial condition;

•	the risk that the failure or delay in achieving interoperability of our products with our customers’ systems could impair our ability to sell our products;

•	the competitive bidding process used to generate sales requires us to expend significant resources with no guarantee of recoupment;

•	third parties’ infringement of our proprietary technology and the infringement by us of the intellectual property of third parties, including through the use of free or open source software;

•	risks of certain of our contractual obligations exposing us to uncapped or other significant liabilities;

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the impact of mergers and acquisitions, including, but not limited to, difficulties relating to integration, the achievement of anticipated synergies and the implementation of required controls, procedures and policies at the acquired company;

•	we may need to recognize future impairment of goodwill and intangible assets;

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risks associated with significant foreign operations and international sales, including the impact of geopolitical, economic and military conditions in foreign countries, conducting operations in countries with a history of corruption, entering into transactions with foreign governments and ensuring compliance with laws that prohibit improper payments;

•	potential adverse fluctuations of currency exchange rates; and

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risks relating to our significant operations in Israel, including economic, political and/or military conditions in Israel and the Middle East, and uncertainties relating to research and development grants, tax benefits and the ability of our Israeli subsidiaries to pay dividends.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Information Statement. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this Information Statement are made only as of the date of this Information Statement, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

THE SHARE DISTRIBUTION

General

The CTI Board has determined that it is in the best interests of CTI and its shareholders to pursue the share distribution and the spin-off of our company into a separate, independent, publicly-traded company. CTI will accomplish this through a pro rata distribution to CTI’s shareholders of 100% of our outstanding common stock. Following the share distribution, we will be an independent, publicly-traded company owned by the holders of CTI common shares and CTI will not own any of our capital stock. We have applied to list our common stock on NASDAQ under the symbol “CNSI.” In connection with the share distribution, CTI will also contribute to us Exalink Ltd., its wholly-owned subsidiary. This contribution will occur immediately prior to the completion of the share distribution. Other than holding certain intellectual property rights, Exalink Ltd. has no operations.

Before the share distribution, we will enter into a Distribution Agreement and other agreements with CTI to effect the share distribution and provide a framework for our relationship with CTI after the share distribution. These agreements will govern the relationship between us and CTI up to and subsequent to the completion of the share distribution and provide for the allocation between us and CTI of various assets, liabilities and obligations attributable to periods prior to the share distribution.

The distribution of shares of our common stock as described in this Information Statement is subject to the satisfaction of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Share Distribution.”

Reasons for the Share Distribution

Over the past several years, CTI has been evaluating potential strategic alternatives in connection with a review of its strategy as a holding company. In addition to the share distribution, the CTI board of directors, in consultation with its financial advisors, Goldman, Sachs & Co. and Rothschild Inc., considered various other strategic alternatives for separating us from Verint and eliminating the holding company structure. Such alternatives included a sale of our company and a spin-off of Verint from CTI, amongst others. CTI’s board of directors, after consultation with its financial and legal advisors, concluded that (i) a sale of our company prior to separation from CTI was not in the best interests of CTI’s shareholders; and (ii) a spin-off of Verint was not the most effective method for separating us from Verint because it would have required a complicated series of transactions to implement such a spin-off in a tax-efficient manner. As a result, CTI’s Board, with the assistance of its financial advisors, Goldman, Sachs & Co. and Rothschild Inc., has determined that pursuing the share distribution was in the best interests of CTI and its shareholders, and that separating us from CTI would provide benefits to both CTI and us, including the following:

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Focused Management. The share distribution will allow our management to devote its entire time and attention to maximizing our shareholder value by focusing on our growth, improving our operational performance and profitability, implementing our strategies and achieving our business objectives.

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Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. The CTI Board believes that the share distribution will increase investor understanding of us and our market position within our industry, thereby facilitating the creation of a more natural and interested investor base. The share distribution also will provide investors with two individual investment options that may be more appealing to them than an investment in the current combined company. Separating the businesses will result in each company representing more of a pure-play investment that the CTI Board believes will appeal to the respective investor bases due to each company’s more defined business and assets – an operating business in our case and indirect or direct ownership interests in Verint in the case of CTI (or if the Verint Merger closes, Verint). As we and CTI do not share any meaningful synergies, the share distribution will allow investors to make independent decisions with respect to each of us and CTI (or if the Verint Merger closes, Verint) based on, among other factors, our different business models, strategies and industries.

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Verint Merger. In addition to owning us, CTI holds interests in two majority owned subsidiaries – Verint and Starhome. In connection with CTI’s continuing efforts to evaluate and eliminate the holding company structure, on August 12, 2012, CTI entered into the Verint Merger Agreement providing for the Verint Merger. It is a condition to the Verint Merger that CTI dispose of its significant assets and liabilities (including us and Starhome) other than its ownership interest in Verint. As a result, CTI’s Board of Directors believes it is in the best interest of CTI’s shareholders to effect the share distribution to enable CTI to meet the conditions to the Verint Merger. In addition, on August 1, 2012, CTI reached an agreement to sell its interest in Starhome to unaffiliated purchasers. See “Summary—Recent Developments—Merger of Verint and CTI” and “—Contribution and Sale of Starhome.”

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Enhanced Value. The CTI Board believes that following the share distribution, the combined value of CTI common shares and Comverse common stock (or if the Verint Merger closes, Comverse and Verint’s common stock) should, over time and assuming the same market conditions, be greater than the value of CTI common shares had the distribution not occurred, thus resulting in greater long-term value to CTI shareholders. The CTI Board’s belief that operating as separate companies would increase the aggregate value to shareholders is based on its conclusion that operating as separate companies will enable investors to more accurately assess our and CTI’s (or Verint’s, after the Verint Merger closes) performance and strategies, which will lead to enhanced investor understanding of each company’s businesses and provide investors with a more targeted investment opportunity. In addition, the CTI Board believes that operating as separate companies would allow each company to take advantage of potential opportunities for value creating strategic alternatives that might not have been available if we were to remain part of the same company, such as the Verint Merger. However, no assurance can be given that such higher aggregate value will be achieved.

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Enhanced Flexibility in Evaluating Acquisitions, including in Using Stock as an Acquisition Consideration. The share distribution will provide us with enhanced flexibility to use our stock as consideration in pursuing certain financial and strategic objectives, including mergers and acquisitions involving other companies or businesses engaged in our industry. We expect that we will be able to more easily facilitate future strategic transactions with similar businesses through the use of our stand-alone stock as consideration. In evaluating such transactions, following the share distribution our Board will be able to focus solely on the benefits of a proposed transaction to us and our shareholders and will no longer be required to evaluate the impact of such transaction on CTI and/or Verint.

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Direct and Differentiated Access to Capital Resources. As an independent company, we will no longer need to compete internally for capital, and will have direct access to capital markets to fund our capital needs. We will have complete control over decisions related to the allocation and raising of capital resources and will be able to make decisions related to strategic investments in our business without the need to consider the effect these decisions would have on CTI and/or Verint. With respect to CTI, following the share distribution, its capital resources will no longer be impacted by our liquidity needs and may be used in their entirety to fund CTI’s operations, until the elimination of the holding company structure as currently contemplated by the Verint Merger.

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Improved Management Incentive Tools. We expect to use share-based incentive awards to compensate current and future employees. Following the share distribution, appreciation in the value of shares underlying share-based awards granted to our employees will no longer be impacted by the performance of CTI’s other subsidiaries. Share-based incentive awards granted to our employees following the share distribution will be tied directly to our performance, providing employees with incentives more closely linked to the achievement of our specific performance objectives. This will better align employee interests with the interests of shareholders. We also believe that equity-based compensation arrangements tied more closely to our performance will improve our ability to attract, retain and motivate qualified personnel.

The CTI Board also considered a number of potentially negative factors in evaluating the share distribution, including in the case of both companies, increased costs, disruptions to the businesses as a result of the share distribution, the risk of being unable to achieve expected benefits from the share distribution, the risk that the share distribution might not be completed, the one-time costs of the share distribution and the ongoing incremental costs of operating us as an independent, publicly-traded company.

The CTI Board considered several factors that might have a negative effect on CTI in particular as a result of the share distribution, including (A) the risk that CTI may be unable to effectuate the share distribution or another Comverse disposition even after receiving shareholder approval, which would allow Verint to terminate the Verint Merger Agreement and, if so terminated, under certain circumstances would (1) allow Verint to purchase from CTI an amount of Verint voting securities that would cause CTI to lose its majority controlling interest in Verint and (2) subject CTI to restrictions on its ability to vote or acquire shares of Verint stock and nominate directors to the Verint board of directors, and (B) loss of an operating business to generate cash flow until elimination of the holding company structure. The share distribution would separate from CTI our business, which represents significant value and almost all of its cash flow, in a transaction that produces no direct economic consideration for CTI.

The CTI Board considered certain aspects of the share distribution that may be adverse to us, including the loss of ability to obtain capital resources from CTI and limitations placed on us as a result of the Tax Disaffiliation Agreement and other agreements we are expected to enter into with CTI in connection with the share distribution. In addition, our common stock may come under initial selling pressure if certain CTI shareholders sell their shares of our common stock because they are not interested in holding an investment in our businesses.

Notwithstanding these potentially negative factors, however, the CTI Board determined that the share distribution was the best alternative to enhance shareholder value taking into account the factors discussed above.

In view of the wide variety of factors considered in connection with the evaluation of the share distribution and the complexity of these matters, the CTI Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered.

Manner of Effecting the Share Distribution

Assuming CTI obtains the required shareholder approval for the share distribution, on the distribution date CTI will distribute all of its Comverse common stock and each shareholder holding CTI common shares that are outstanding as of                     , 2012, the record date for the share distribution, will be entitled to receive one share of our common stock for every ten CTI common shares. If necessary to satisfy any withholding obligations, the distribution agent will hold back a certain number of shares of our common stock (and proceeds from sale of such shares) and sell those shares on the market. The distribution agent, in its sole discretion, will determine when, how and at what prices to sell these shares. We will be responsible for payment of any brokerage fees, which we do not expect will be material to us.

See “—Certain Material U.S. Federal Income Tax Consequences” for an explanation of the tax consequences of the share distribution.

If you own CTI common shares as of the close of business on the record date, the shares of our common stock that you are entitled to receive in the share distribution will be issued electronically, as of the distribution date, to you or to your bank or brokerage firm on your behalf by way of direct registration in book-entry form. Direct registration refers to a method of recording share ownership when no physical share certificates are issued to shareholders, as is the case in this distribution. We expect that it will take the distribution agent up to 10 days after the distribution date to fully distribute the shares of our common stock to CTI shareholders. The ability to trade our common stock will not be affected during that time.

Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your CTI common shares and you are the registered holder of the CTI common shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of our common stock that have been electronically registered in your name.

Most CTI shareholders hold their CTI common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your CTI common shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of our common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” we encourage you to contact your bank or brokerage firm at any time following the approval of the share distribution.

The distribution will be pro rata to shareholders holding CTI common shares which are outstanding as of the record date for the share distribution. The CTI Board has established a distribution ratio of one share of our common stock for every ten CTI common shares outstanding as of the record date. Accordingly, assuming approximately 219.2 million CTI common shares outstanding as of the record date for the share distribution (which was the actual number of CTI common shares outstanding on July 31, 2012), the number of shares of our common stock to be distributed in the share distribution, and the number of shares of our common stock which will be outstanding immediately following the share distribution, will be approximately 21.9 million. The share distribution will not affect the number of outstanding CTI common shares or any rights of CTI’s shareholders.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in the share distribution. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock allocable to holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net cash proceeds ratably to holders of record of CTI Common Shares who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. The distribution agent, in its sole discretion, will determine when, how and at what prices to sell these shares. We will be responsible for payment of any brokerage fees, which we do not expect will be material to us.

Trading of CTI Common Shares Prior to the Share Distribution

It is anticipated that, on or shortly before the record date for the share distribution and continuing up to and including the distribution date, there will be two markets in CTI common shares: a “regular-way” market and an “ex-distribution” market. CTI common shares that trade on the regular-way market will trade with an entitlement to shares of our common stock to be distributed in the share distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock to be distributed in the share distribution. Therefore, if you sell CTI common shares in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the share distribution. However, if you own CTI common shares at the close of business on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive pursuant to the share distribution.

Trading and Listing of Our Common Stock

We have applied to list our common stock on NASDAQ under the symbol “CNSI.” We also expect that a “when-issued” market in our common stock may develop on or shortly prior to the record date for the share distribution, and we will announce the when-issued trading symbol when and if it becomes available. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for the shares of our common stock that will be distributed to CTI shareholders on the distribution date. If you own CTI common shares at the close of business on the record date for the share distribution, you will be entitled to shares of our common stock distributed pursuant to the share distribution, unless traded in the “regular-way” market as described above. You may trade this entitlement to shares of our common stock, without the CTI common shares you own, on the when-issued market. On the first trading day following the distribution date, we expect that when-issued trading with respect to our common stock will end and regular-way trading will begin.

Relationship of CTI and Comverse Following the Share Distribution

Prior to the share distribution, CTI will enter into a Distribution Agreement and other agreements with us to effect the share distribution and provide a framework for the relationship between CTI and us up to and upon completion of the share distribution. These agreements will provide for the allocation between CTI and us of certain assets, liabilities and obligations attributable to periods prior to the share distribution and will also govern our relationship with CTI subsequent to the share distribution. For a more detailed description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements between CTI and Comverse Relating to the Share Distribution.”

Conditions to the Share Distribution

The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and Comverse from a nationally recognized provider of such opinions, final approval of the transaction by the CTI Board, approval of the share distribution by the holders of at least two-thirds of CTI’s common shares, final approval of certain material agreements by the boards of CTI and Comverse and completion of the review process of our registration statement on Form 10 by the SEC. Notwithstanding shareholder approval of the share distribution, the CTI Board may abandon the share distribution without further action by the shareholders, subject to the rights, if any, of third parties under any contract relating to the share distribution.

Certain Material U.S. Federal Income Tax Consequences

This section summarizes certain material U.S. federal income tax consequences to CTI and to the holders of CTI common shares in connection with the share distribution. This summary does not describe all the U.S. federal income tax consequences that may be relevant to the holder in light of its particular circumstance or to holders subject to special rules, such as:

•	dealers and certain traders in securities or currencies,

•	banks, regulated investment companies, real estate investment trusts, and financial institutions,

•	insurance companies,

•	tax-exempt organizations,

•	persons who acquired CTI common shares pursuant to the exercise of employee stock options or otherwise as compensation,

•	persons holding CTI common shares as part of a “straddle,” “hedge,” “conversion” or similar transaction,

•	certain former citizens or long-term residents of the United States,

•	a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar, or

•	persons who own CTI common shares through partnerships or other pass-through entities.

In addition, this summary does not address alternative minimum taxes or state, local or foreign taxes.

This section is based on the Internal Revenue Code (or the Code), judicial decisions, final, temporary and proposed Treasury regulations, published rulings and other administrative pronouncements, changes to any of which subsequent to the date of this Information Statement may affect the tax consequences described herein, possibly with retroactive effect.

Please consult your own tax advisor with respect to the U.S. federal, state and local and non-U.S. tax consequences of the share distribution.

Consequences to CTI

In general, a corporation will recognize gain, but not loss, on the distribution of property to its shareholders. CTI expects that its adjusted basis in the Comverse common stock to be distributed will exceed the fair market value of such shares on the distribution date and thus it does not expect to recognize any gain or loss for the share distribution.

U.S. Holders

This subsection describes certain material U.S. income tax consequences to a U.S. Holder. You are a “U.S. Holder” if you are a beneficial owner of CTI common shares and you are:

•	an individual who is a citizen or resident of the United States;

•	a U.S. domestic corporation;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (x) a court within the United States is able to exercise primary supervision over the administration or the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (y) that has a valid election under applicable Treasury regulations to be treated as a U.S. person.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

CTI believes that the share distribution is separate from the Verint Merger because, among other reasons, the share distribution is not conditioned upon the occurrence of the Verint Merger and the Verint Merger is conditioned upon a favorable vote of the CTI shareholders. On that basis, the fair market value of the Comverse common shares distributed will generally constitute a dividend, taxable as ordinary income, to the extent of CTI’s current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. CTI believes that it does not have any accumulated earnings and profits as of the end of its fiscal year ended January 31, 2012. CTI’s current earnings and profits will be determined as of the end of its fiscal year ending January 31, 2013.

In the case of a U.S. Holder of CTI common shares that is an individual, dividend income should generally be subject to U.S. federal income tax at a maximum rate of 15% (provided that certain holding period requirements are met), which rate is scheduled to be increased to 39.6% for dividends received after December 31, 2012. To the extent that the fair market value of the Comverse common shares distributed exceeds a holder’s share of CTI’s current and accumulated earnings and profits, the excess will not constitute a dividend but will instead be treated first as a tax-free return of capital, to the extent of the holder’s adjusted basis in its CTI common stock (with a corresponding reduction in such basis), and thereafter as capital gain. Any capital gain recognized by a U.S. Holder will generally be long-term capital gain if the holder has held its CTI common shares for more than one year. In the case of a U.S. Holder that is an individual, long-term capital gains should generally be subject to U.S. federal income tax at a maximum rate of 15% (which rate is scheduled to be increased to 20% for capital gains recognized after December 31, 2012).

A holder’s tax basis in our common stock received in the share distribution will be equal to the fair market value of our common stock received on the date of the share distribution. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, but you should consult your own tax advisor as to the receipt of such cash based on your particular circumstances.

If it is determined that the share distribution is not treated as separate from the Verint Merger for U.S. federal income tax purposes, the tax consequences could differ from those described above. Generally, in such a case, a holder of CTI common stock that participates in the Verint Merger would recognize gain in the Verint Merger equal to the lesser of (i) any gain in the holder’s shares of CTI common stock, and (ii) the fair market value of the Comverse common stock received with respect to the holder’s shares of CTI common stock in the share distribution. The tax consequences to each U.S. Holder, including whether any such gain is capital or treated as a dividend, however, will depend, among other things, on the holder’s particular circumstances (including whether the holder participates in the Verint Merger), and each holder should consult the holder’s own tax advisor as to the holder’s tax consequences based on such circumstances.

Dividends Received Deduction

Corporate shareholders of CTI should be eligible for the dividends received deduction provided by Section 243(a)(1) of the Code equal to 70% of the amount of the share distribution to the extent treated as a dividend as described above (subject to certain holding period requirements).

The benefit of the dividends received deduction to a corporate holder of CTI common shares may be effectively reduced or eliminated by operation of the “extraordinary dividend” provisions of section 1059 of the Code, which require the U.S. corporate recipient to reduce its adjusted tax basis in its stock by the amount excluded from income as a result of the dividends received deduction in certain circumstances. Corporate holders of CTI common shares should consult their tax advisors to determine whether the extraordinary dividend provisions of Section 1059 of the Code could apply to the share distribution. In addition, the dividends received deduction is reduced or eliminated for a U.S. corporate recipient that has indebtedness that is “directly attributable” to its investment in CTI common shares.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trust that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year (or, in the case of a trust or estate, the “undistributed net investment income” for such year) and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year (or, in the case of a trust or estate, adjusted gross income as defined in Section 67(e) of the Code) over a certain threshold (which, in the case of individuals, will be between $125,000 and $250,000 depending on the individual’s circumstances). Net investment income generally includes dividend income and capital gains, unless such dividend income or capital gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts should consult their tax advisor regarding the applicability of the Medicare tax to their income and gains.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to the share distribution to U.S. Holders that are not exempt recipients (such as corporations). A backup withholding tax, currently at a rate of 28% and scheduled to be increased to 31% after December 31, 2012, will apply to such payments if the U.S. Holder (i) fails to provide to CTI or its distribution agent a taxpayer identification number, (ii) furnishes an incorrect taxpayer identification number, (iii) is notified by the IRS that it has failed to properly report payments of interest and dividends, or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding.

If necessary to satisfy any withholding obligations, the distribution agent will hold back a certain number of shares of our common stock (and proceeds from sale of such shares) and sell those shares on the market. Such U.S. Holders will recognize short-term capital gain or loss, equal to the difference between the sale price of shares withheld and sold and the fair market value of such shares upon the share distribution.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

Appraisal Rights

For U.S. federal income tax purposes, if a U.S. Holder tenders and sells CTI common stock for cash pursuant to the rights described under “Appraisal Rights”, such transaction will be treated either as a “sale or exchange” of the shares by such U.S. Holder or as a “distribution” by CTI with respect to such U.S. Holder’s shares. As described below, the specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances.

Under Section 302 of the Code, a U.S. Holder whose CTI common shares are sold for cash pursuant to the exercise of appraisal rights will be treated as having engaged in a “sale or exchange” of such shares and, thus, will recognize gain or loss if the transaction (1) results in “complete termination” of such U.S. Holder’s equity interest in CTI, (2) has the effect of a “substantially disproportionate” distribution by CTI with respect to such U.S. Holder or (3) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (collectively referred to as the “Section 302 tests”). In determining whether any of the Section 302 tests are satisfied, a U.S. Holder must take into account not only the CTI common shares actually owned by the U.S. Holder, but also CTI common shares that are constructively owned by such holder within the meaning of Section 318 of the Code. Under Section 318 of the Code, a U.S. Holder may be treated as constructively owning shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

If a U.S. Holder is treated as having engaged in a “sale or exchange” of its shares under any of the Section 302 tests described above, the U.S. Holder will recognize capital gain or loss equal to the difference, if any, between the cash received by such U.S. Holder and such U.S. Holder’s adjusted tax basis in the shares exchanged therefor. If a U.S. Holder who sells shares pursuant to the exercise of appraisal rights is not treated under Section 302 of the Code as having engaged in a “sale or exchange” of its shares, then the amount realized by a U.S. Holder will be treated as a distribution by CTI with respect to such U.S. Holder’s shares, taxable as described under the heading “U.S. Holders.”

Non-U.S. Holders

The following is a general discussion of the material U.S. federal income tax consequences to Non-U.S. Holders of CTI common shares in connection with the share distribution. A “Non-U.S. Holder” is an individual, corporation, trust or estate that is a beneficial owner of CTI common shares, holds such shares as a capital asset and is not a U.S. Holder.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gain in respect of the share distribution will be considered “U.S. trade or business income” to a Non-U.S. Holder if such dividends or gains are:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Moreover, U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional tax—the “branch profits tax”—at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Share Distribution

As discussed above, on the basis that the share distribution is separate from, and not integrated with, the Verint Merger, the fair market value of the Comverse common shares distributed will generally constitute a dividend to the extent CTI’s current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. To the extent that the fair market value of the Comverse common shares distributed exceeds a holder’s share of CTI’s current and accumulated earnings and profits, the excess will not constitute a dividend but will instead be treated first as a return of capital, to the extent of the holder’s adjusted basis in its CTI common shares (with a corresponding reduction in such basis), and thereafter as capital gain.

Dividends paid to a Non-U.S. Holder generally are subject to withholding of U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). However, if such dividends are U.S. trade or business income, they are not subject to withholding, provided the Non-U.S. Holder provides the certification described below.

In order to secure an exemption from withholding or a reduction in the rate of withholding, a Non-U.S. Holder must provide to us or our distribution agent, prior to the share distribution, a properly executed IRS form. In the case of a claimed exemption by reason of U.S. trade or business income, the required form is IRS Form W-8ECI (or any successor form specified by the IRS). In the case of a claimed exemption from or reduction in the rate of withholding on the grounds of an applicable income tax treaty, the required form is IRS Form W-8BEN. A Non-U.S. Holder that claims benefits under an applicable tax treaty may, in certain circumstances, in lieu of providing the required IRS Form, claim treaty benefits by demonstrating residence in a foreign jurisdiction by providing documentation issued by the government of such jurisdiction. Also, applicable Treasury regulations require special procedures for payments through qualified intermediaries.

If necessary to satisfy any withholding obligations, the distribution agent will hold back a certain number of shares of our common stock (and proceeds from sale of such shares) and sell those shares on the market.

Except as described below under the foregoing discussion concerning backup withholding, gain realized by a Non-U.S. Holder on the share distribution (including gain realized on the sale of fractional shares and shares held back by the distribution agent) generally will not be subject to U.S. federal income tax or withholding, unless:

•	the gain is U.S. trade or business income;

•

subject to certain exceptions, the Non-U.S. Holder is an individual who holds CTI common shares as a capital asset, is present in the United States for 183 days or more in the taxable year of the share distribution and meets certain other requirements; or

•

CTI is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the share distribution and the Non-U.S. Holder’s holding period in the CTI common shares, and the Non-U.S. Holder does not fall within a de minimis exemption.

Gain described in the first bullet point above will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in much the same manner as if such holder were a resident of the United States. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses from the same taxable year (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

We believe that we have not been and are not currently a U.S. real property holding corporation.

If it is determined that the share distribution is not treated as separate from the Verint Merger for U.S. federal income tax purposes, the tax consequences could differ from those described above. Generally, in such a case, a holder of CTI common stock that participates in the Verint Merger would recognize gain in the Verint Merger equal to the lesser of (i) any gain in the holder’s shares of CTI common stock, and (ii) the fair market value of the Comverse common stock received with respect to the holder’s shares of CTI common stock in the share distribution. The tax consequences to each Non-U.S. Holder, including whether any such gain is capital or treated as a dividend, in each case with the tax consequences described above, however, will depend, among other things, on the holder’s particular circumstances (including whether the holder participates in the Verint Merger), and each holder should consult the holder’s own tax advisor as to the holder’s tax consequences based on such circumstances.

Information Reporting and Backup Withholding

We must provide information returns to the IRS and to each Non-U.S. Holder concerning any dividend that has been paid to such Non-U.S. Holder. In addition, a specific treaty or other agreement may require that copies of these information returns be made available to the tax authorities of the foreign jurisdiction in which the Non-U.S. Holder resides. Treasury regulations provide that backup withholding (currently at a rate of 28% and scheduled to be increased to 31% after December 31, 2012) and certain information reporting will not apply to the share distribution provided that the Non-U.S. Holder, prior to the share distribution, provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, and provided that neither we nor our distribution agent have actual knowledge, or reason to know, that the purported Non-U.S. Holder is actually a U.S. person or that the conditions of any other exemption are not in fact satisfied.

The making of the share distribution to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder, prior to the share distribution, certifies as to its non-U.S. status under penalties or perjury or otherwise establishes an exemption, and provided that the broker does not have actual knowledge, or reason to know, that the purported Non-U.S. Holder is actually a U.S. person or that the conditions of any other exemption are not in fact satisfied. The making of the share distribution to or through a non-U.S. office of a non-U.S. broker, will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S.-related person”). The making of the share distribution to or through a non-U.S. office of a broker that is either a U.S. person or a U.S.-related person, will not be subject to backup withholding but will be subject to information reporting on the distribution unless the broker, prior to the share distribution, (a) has documentary evidence in its files that the owner is a Non-U.S. Holder, and (b) has no knowledge, or reason to know, to the contrary.

If necessary to satisfy any withholding obligations, the distribution agent will hold back a certain number of shares of our common stock (and proceeds from sale of such shares) and sell those common shares on the market.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

The preceding discussion of certain material U.S. federal income tax consequences is general information only and is not tax advice. Accordingly, each holder of CTI common shares should consult that holder’s own tax advisor as to the particular tax consequences to that holder of the share distribution, including the applicability and effect of any state, local or non-U.S. tax laws and of any changes or proposed changes to applicable law.

Regulatory Matters Related to the Share Distribution

Approval of the share distribution is being sought from the holders of CTI common shares at a Special Meeting of CTI’s shareholders. In connection with and prior to the Special Meeting, CTI will be distributing the CTI Proxy Statement to all holders of CTI’s common shares. The CTI Proxy Statement will contain a proxy and will describe the procedures for voting your CTI common shares and other details regarding the Special Meeting. In addition, we are required to file with the SEC a registration statement on Form 10 together with certain exhibits thereto, including the final version of this Information Statement to be delivered to CTI shareholders holding CTI common shares on the record date for the share distribution, in order to register our common stock under the Exchange Act.

Apart from the matters described above, CTI is not aware of any other material state or federal regulatory requirements or approvals that must be complied with or obtained in connection with the share distribution.

Appraisal Rights

If the share distribution is completed, you will have certain rights under New York law to dissent and demand appraisal of, and payment in cash of the fair value of, your CTI common shares. Any holder of CTI common shares who does not vote in favor of the share distribution, demands appraisal of such CTI common shares and complies with the applicable provisions of New York law will not be entitled to receive the shares of our common stock distributed in the share distribution. Such appraisal rights, if the statutory procedures are complied with, will lead to a judicial determination of the fair value (excluding any increase or decrease in value arising from the completion or expectation of the share distribution) required to be paid in cash to such dissenting shareholders for their CTI common shares. The value so determined could be more or less than, or the same as, the combined market prices of Comverse common stock and CTI common shares after the share distribution. Any shares of our common stock allocable to holders of CTI common shares that properly exercise appraisal rights will be contributed to us by CTI. See “Appraisal Rights.”

Treatment of Stock-Based Awards

In connection with the share distribution, CTI’s equity based-compensation awards will generally be treated as follows:

Stock Option Awards

CTI options will be adjusted as described below based on (1) the optionholder’s employer following the share distribution and (2) whether the CTI options have an exercise price that is (A) less than $10.52 per share (referred to as the Group A options) or (B) equal to or greater than $10.52 per share (referred to as the Group B options).

As of the distribution date, CTI options (Group A and Group B) held by our officers and employees will be converted into options for shares of our common stock. As of the distribution date, CTI options (Group A and Group B) held by CTI employees and by Verint employees will remain CTI options. In the event that the Starhome Disposition is not completed by the distribution date, any outstanding CTI options (Group A and Group B) held by Starhome officers and employees will be converted into options for shares of our common stock and will be treated in the same manner as CTI options held by our officers and employees, as described below.

We expect that, as of the distribution date, there will be outstanding Group A options to purchase approximately 1,636,205 CTI common shares. Currently, our officers and employees hold Group A options to purchase 1,606,643 CTI common shares, CTI employees hold options to purchase 20,562 CTI common shares and our consultants hold options to purchase 9,000 CTI common shares. The exercise price of the Group A options held by our employees will be adjusted such that the exercise price will equal one hundred percent

(100%) of the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. The number of shares of our common stock subject to the Group A options will be adjusted such that for each award, the aggregate Black-Scholes value of the Group A options immediately after the distribution date is equal to the aggregate Black-Scholes value of the Group A options immediately before the distribution date. The adjusted Group A options will have a new term of ten years beginning on the distribution date. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the Group A options will remain the same, including continued vesting pursuant to the current terms of the awards.

We expect that, as of the distribution date, there will be outstanding Group B options to purchase approximately 1,787,263 CTI common shares held by our officers and employees. Currently, our officers and employees hold Group B options to purchase 1,686,838 CTI common shares, CTI employees hold options to purchase 69,550 CTI common shares and our consultants hold options to purchase 30,875 CTI common shares. The exercise price of the Group B options will be adjusted such that the exercise price will equal two hundred percent (200%) of the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. The number of shares of our common stock subject to the Group B options will be adjusted such that for each award the aggregate Black-Scholes value of the Group B Options immediately after the distribution date is equal to the aggregate Black-Scholes value of the Group B options immediately before the distribution date. The adjusted Group B options will have a remaining term that is the same as the existing option term. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the Group B options will remain the same, including continued vesting pursuant to the current terms of the awards.

The exercise price and the number of shares underlying CTI options held by CTI officers and employees and Verint officers and employees will be adjusted as described above for the Group B options (as all such options have an exercise price that is equal to or greater than $10.52 per share) except that these optionholders will retain options to purchase CTI common shares and will be adjusted such that the exercise price will equal two hundred percent (200%) of the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the distribution date. Any fractional shares resulting from the adjustment will be rounded up to the nearest whole share. All other terms of the options will remain the same, including continued vesting pursuant to the current terms of the awards.

Currently, there are no CTI options that are “in the money,” (i.e., where the exercise price is less than the trading price of the CTI stock). However, in the event that any CTI options are in the money on the distribution date due to changes in the CTI stock price, such options will be adjusted or replaced (based on the employer of such officer or employee as described above) in a manner that preserves the aggregate in-the-money value of such options.

Unvested Restricted Stock Units (RSUs) and Unvested Deferred Stock Units (DSUs)

We expect that as of the distribution date, unvested CTI RSUs and unvested CTI DSUs held by our officers and employees will be replaced with our DSUs and RSUs. Following the distribution date, the number of shares of our common stock underlying the replaced RSUs and DSUs will be equal to (1) the number of CTI common shares underlying the CTI RSUs and CTI DSUs held as of the distribution date multiplied by (2) a ratio, the numerator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the day prior to the distribution date and, the denominator of which is equal to the published closing trading price of a share of our common stock on the NASDAQ Stock Exchange on the distribution date. In lieu of issuing fractional RSUs or DSUs, a cash payment equal to the value of the fractional share, if any, will be made to the holder. All other terms and conditions of our RSUs and DSUs will remain the same, including continued vesting pursuant to the current terms of the awards.

As of the distribution date, unvested CTI RSUs and unvested CTI DSUs held by CTI directors, officers and employees will remain CTI RSUs or CTI DSUs. Following the distribution date, the number of CTI common shares underlying the CTI RSUs and CTI DSUs will be equal to (1) the number of CTI shares of common stock underlying the CTI RSUs and CTI DSUs held as of the distribution date multiplied by (2) a ratio, the numerator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded the “regular way”) on the day prior to the distribution date and, the denominator of which is equal to the published closing trading price of a CTI common share on the NASDAQ Stock Exchange (traded “ex-dividend”) on the distribution date. In lieu of issuing fractional RSUs or DSUs, a cash payment equal to the value of the fractional share, if any, shall be made to the holder. All other terms of the CTI RSUs and CTI DSUs will remain the same, including vesting pursuant to the current terms of the awards.

Reason for Furnishing this Information Statement

This Information Statement is being furnished solely to provide information to CTI shareholders who will receive shares of our common stock in the share distribution. It is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of CTI, nor is it to be construed as a solicitation of proxies for the proposed distribution or any other matter. A separate CTI Proxy Statement is being distributed to CTI shareholders in connection with the Special Meeting to be held to approve the share distribution. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor CTI undertake any obligation to update the information except in the normal course of our respective public disclosure obligations and practices.

DIVIDEND POLICY

Holders of shares of our common stock are entitled to receive dividends when, or if, declared by our Board out of funds legally available for that purpose. Future dividends will be dependent on our earnings, financial condition, cash flow and business requirements, as determined by our Board. We cannot assure you that we will pay any dividends in the future, continue to pay any dividends if we do commence the payment of dividends, or that if we do decide to pay dividends, what the amount of dividends will be or that we will have sufficient surplus under Delaware law to be able to pay any dividends.

Starhome is precluded from paying cash dividends to its shareholders without the approval of certain minority shareholders pursuant to its investment agreements and without the consent of Fortissimo pursuant to the Starhome Share Purchase Agreement. In addition, the ability of our Israeli subsidiaries to pay dividends is subject to limitations under Israeli law and dividends paid, or loans extended, by Israeli subsidiaries may be subject to tax. For a more detailed discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Guarantees and Restrictions on Access to Subsidiary Cash—Dividends from Subsidiaries.”

CAPITALIZATION

The following table presents our cash and cash equivalents and capitalization as of July 31, 2012 on a historical basis and on a pro forma basis to give effect to the Starhome Disposition, the share distribution and the related transactions described in the notes to our unaudited pro forma combined balance sheet as if the Starhome Disposition, share distribution and the related transactions had occurred on July 31, 2012. The historical information presented in the table below is derived from the interim condensed combined financial statements appearing elsewhere in this Information Statement. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and the combined financial statements appearing elsewhere in this Information Statement

We are providing the information presented in the table below for informational purposes only. It should not be construed to be indicative of our cash and cash equivalents, capitalization or financial condition had the share distribution and related transactions been completed on July 31, 2012. Further, the information presented in the table below may not reflect our capitalization or financial condition that would have resulted had we been operating as a separate, independent entity at that date and is not necessarily indicative of our future cash and cash equivalents, capitalization or financial condition.

	As of July 31, 2012
	Historical	Pro Forma
	(UNAUDITED)
	(In thousands, except share data)

Cash and cash equivalents	$116,320	$171,320 (1)

Capitalization:
Long-term debt:
Notes payable to CTI	$18,286	$—
Equity:
Common stock, $0.01 par value, 100,000,000 authorized, 21,922,996 issued and outstanding on a pro forma basis	—	219
Additional paid-in capital	—	—
Net investment of CTI	(115,567)	—
Accumulated deficit		(49,495)
Accumulated other comprehensive income	26,788	26,788

Total Comverse, Inc. stockholders’ equity	(88,779)	(22,488)

Total capitalization	$(70,493)	$(22,488)

(1)	Reflects our estimate of anticipated receipt of a cash contribution of $22.6 million from CTI concurrently with or prior to the share distribution and the expected receipt of $32.4 million of net cash consideration upon consummation of the Starhome Disposition. Excludes (i) $5.0 million expected to be held in escrow pursuant to the terms of the Starhome Share Purchase Agreement, and (ii) $25.0 million that CTI will contribute to us upon completion of the Verint Merger by placing such funds in escrow to support indemnification claims to the extent made against us by Verint.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents selected historical combined financial data as of July 31, 2012 and for the six months ended July 31, 2012 and 2011 and as of and for the fiscal years ended January 31, 2012, 2011, 2010, 2009 and 2008. The selected historical combined financial data as of July 31, 2012 and for the six months ended July 31, 2012 and 2011 were derived from the interim unaudited condensed combined financial statements appearing elsewhere in this Information Statement. In the opinion of management, the interim unaudited condensed combined financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth in those statements. Our results of operations for the six months ended July 31, 2012 are not necessarily indicative of the results that can be expected for the full year or any future period. The selected historical combined financial data as of January 31, 2012 and 2011 and for the fiscal years ended January 31, 2012, 2011 and 2010 were derived from the audited combined financial statements appearing elsewhere in this Information Statement. The selected historical combined financial data as of January 31, 2010, 2009 and 2008 and for the fiscal years ended January 31, 2009 and 2008 were derived from our unaudited annual combined financial statements that are not included in this Information Statement. Our historical financial statements combine, on the basis of common control, the results of operations and financial position of Comverse, Inc. and its subsidiaries with Starhome and Exalink Ltd. CTI’s interest in Starhome (66.5% of the outstanding share capital as of July 31, 2012) was contributed to us by CTI on September 19, 2012 and Exalink Ltd., a CTI wholly-owned subsidiary, will be contributed to us by CTI immediately prior to the share distribution. Other than holding certain intellectual property rights, Exalink Ltd. has no operations. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in our combined statements of operations for all periods presented and the assets and liabilities of Starhome are included as separate components in our combined balance sheets as of all dates presented. See note 1 to the interim condensed combined financial statements and the audited combined financial statements appearing elsewhere in this Information Statement. Our financial information reflects historical results and may not be indicative of our future performance.

The comparability of the selected historical combined financial data as of July 31, 2012 and for the six months ended July 31, 2012 and 2011 and as of and for the fiscal years ended January 31, 2012, 2011, 2010, 2009 and 2008 has been materially affected primarily by significant compliance-related professional fees and compliance-related compensation and other expenses recorded for each of the fiscal periods presented in connection with the investigations conducted by a Special Committee of the CTI Board and remediation of material weaknesses, evaluations of our revenue recognition practices and the preparation of our financial information as part of CTI’s efforts to become current in periodic reporting obligations under the federal securities laws, the impairment of goodwill and intangible assets in each of the fiscal years ended January 31, 2009 and 2008, and our adoption of accounting guidance relating to revenue recognition effective for fiscal periods commencing February 1, 2011. For more information relating to CTI’s Special Committee and its investigations, see “Business—Legal Proceedings—Proceedings Related to CTI’s Special Committee Investigations,” note 18 to the interim condensed combined financial statements and note 24 to the audited combined financial statements appearing elsewhere in this Information Statement. The selected combined financial data presented should be read together with the section of this Information Statement captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements appearing elsewhere in this Information Statement.

	Six Months Ended July 31,		Fiscal Years Ended January 31,
	2012	2011	2012	2011	2010	2009	2008
	(UNAUDITED)					(UNAUDITED)	(UNAUDITED)
	(In thousands)
Combined Statement of Operations Data:
Total revenue(1)	$308,976	$345,819	$771,157	$862,836	$794,787	$920,605	$1,093,229
(Loss) income from operations(2)(3)	(9,093)	(28,084)	11,442	(59,776)	(214,216)	(160,243)	(258,656)
Net loss from continuing operations	(20,496)	(42,260)	(20,648)	(92,741)	(221,970)	(254,489)	(265,123)
Income from discontinued operations, net of tax	4,711	3,204	7,761	2,826	3,049	(4,977)	(5,345)
Net loss	(15,785)	(39,056)	(12,887)	(89,915)	(218,921)	(259,466)	(270,468)
Less: Net income attributable to noncontrolling interest	(1,010)	(1,407)	(2,574)	(1,030)	(1,071)	—	—
Net loss attributable to Comverse, Inc.(2)(3)	(16,795)	(40,463)	(15,461)	(90,945)	(219,992)	(259,466)	(270,468)

	As of July 31, 2012	As of January 31,
		2012	2011	2010	2009	2008
	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	(In thousands)
Combined Balance Sheet Data:
Total assets	$830,613	$902,947	$1,048,446	$1,313,717	$1,538,005	$1,905,800
Indebtedness, including notes payable to CTI	18,286	8,536	13,019	—	—	—

(1)	Total revenue for the fiscal year ended January 31, 2012 includes an additional $48.9 million of revenue recognized as a result of the adoption of revenue recognition guidance issued by the Financial Accounting Standards Board (or the FASB) and effective for us for fiscal periods commencing February 1, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary—Adoption of New Revenue Recognition Guidance.”
(2)	For the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011, 2010, 2009 and 2008, we recorded compliance-related professional fees of $0.01 million, $10.5 million, $10.9 million, $82.1 million, $113.3 million, $32.3 million and $43.0 million, respectively.
(3)	For the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011, 2010, 2009 and 2008, we recorded compliance-related compensation and other expenses of $1.6 million, $3.9 million, $6.7 million, $4.5 million, $10.7 million, $11.9 million and $35.5 million, respectively.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements give effect to the share distribution and the related transactions described below and the Starhome Disposition based on assumptions and adjustments set forth in the accompanying notes. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in our historical combined statements of operations.

The unaudited pro forma combined financial statements presented below consist of an unaudited pro forma combined balance sheet as of July 31, 2012 and unaudited pro forma combined statements of operations for the six months ended July 31, 2012 and the fiscal year ended January 31, 2012. The following unaudited pro forma combined financial statements should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements appearing elsewhere in this Information Statement.

The unaudited pro forma combined financial statements have been derived from our historical combined financial statements appearing elsewhere in this Information Statement and are not intended to be a complete presentation of our financial condition or results of operations had the share distribution and related transactions occurred as of that date and for the period presented. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future financial condition or results of operations as an independent, publicly-traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the share distribution and related transactions, and that are factually supportable and for purposes of the statement of operations, are expected to have a continuing impact. However, such adjustments are subject to change based on the finalization of the terms of the share distribution and related transactions.

The unaudited pro forma combined balance sheet as of July 31, 2012 has been prepared as if the share distribution and related transactions occurred on July 31, 2012. The unaudited pro forma combined statements of operations for the six months ended July 31, 2012 and the fiscal year ended January 31, 2012 have been prepared as if the share distribution and related transactions had occurred as of February 1, 2011.

The unaudited pro forma combined financial statements give effect to the following significant transactions:

•	the elimination of the assets and liabilities of Starhome as a result of the Starhome Disposition, which is currently expected to close in October 2012;

•	the distribution of one share of our common stock for every ten CTI common shares outstanding as of the record date;

•	cash and asset capital contributions by CTI;

•	the receipt of net cash consideration expected to be received by us upon consummation of the Starhome disposition; and

•	the settlement of borrowings under a revolving credit agreement dated May 9, 2012 and a note dated January 11, 2011 payable by us to CTI through a capital contribution to our equity by CTI.

We do not expect to record any stock-based compensation expense in connection with the treatment of outstanding share-based awards in connection with the share distribution. See “The Share Distribution—Treatment of Stock-Based Awards.”

The following unaudited pro forma combined financial statements do not give pro forma effect to:

•	estimated transaction costs associated with the share distribution of $30.9 million, which will be paid by CTI;

•

$25.0 million that CTI will contribute to us upon completion of the Verint Merger by placing such funds in escrow to support indemnification claims to the extent made against us by Verint. See “Summary—Recent Developments—Merger of Verint and CTI”; and

•

estimated incremental annual aggregate costs of $16.5 million associated with operating as an independent, publicly-traded company, including accounting and financial reporting, legal, investor relations, treasury and information technology expenses.

Unaudited Pro Forma Combined Balance Sheet as of July 31, 2012

	Historical	Starhome Disposition	Note	Pro forma adjustments	Note	Pro forma for share distribution
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$116,320	$32,400	a	$22,600	b	$171,320
Restricted cash and bank time deposits	28,622	—		—		28,622
Accounts receivable, net	148,142	—		—		148,142
Inventories	30,426	—		—		30,426
Deferred cost of revenue	34,455	—		—		34,455
Deferred income taxes	5,603	—		—	l	5,603
Prepaid expenses and other current assets	37,582	—		—		37,582
Receivables from affiliates	2,414	—		—		2,414
Current assets of discontinued operations	43,357	(43,357)	c	—		—

Total current assets	446,921	(10,957)		22,600		458,564
Property and equipment, net	41,270	—		1,443	e	42,713
Goodwill	155,450	—		—		155,450
Intangible assets, net	13,957	—		—		13,957
Deferred cost of revenue	93,377	—		—		93,377
Deferred income taxes	9,414	—		—	l	9,414
Other assets	61,397	5,000	d	785	f	67,182
Noncurrent assets of discontinued operations	8,827	(8,827)	c	—		—

Total assets	$830,613	$(14,784)		24,828		$840,657

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$171,998	—		$1,246	g	$173,244
Deferred revenue	341,584	—		—		341,584
Deferred income taxes	8,755	—		—	l	8,755
Income taxes payable	2,570	—		—		2,570
Current liabilities of discontinued operations	27,924	(27,924)	c	—		—

Total current liabilities	552,831	(27,924)		1,246		526,153
Deferred revenue	155,844	—		—		155,844
Deferred income taxes	39,106	—		—	l	39,106
Notes payable to CTI	18,286	—		(18,286)	h	—
Other long-term liabilities	142,042	—		—	l	142,042
Noncurrent liabilities of discontinued operations	3,143	(3,143)	c	—		—

Total liabilities	911,252	(31,067)		(17,040)		863,145

Equity:
Common stock, $0.01 par value—authorized, 100,00,000 shares; issued and outstanding on pro forma basis 21,922,996 shares	—	—		219	i	219
Additional paid-in capital	—	—		—	i	—
Net investment of CTI	(115,567)	24,423	a,c,d	22,600	b
				1,443	e
				785	f
				(1,246)	g
				18,286	h
				49,276	i	—
Accumulated deficit	—	—		(49,495)	i	(49,495)
Accumulated other comprehensive income	26,788	—		—		26,788

Total Comverse Inc. stockholders’ equity	(88,779)	24,423		41,869		(22,488)
Noncontrolling interest	8,140	(8,140)	c	—		—

Total liabilities and equity	$830,613	$(14,784)		$24,828		$840,657

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Six Months Ended July 31, 2012

	Historical	Pro forma adjustments	Note	Pro forma as adjusted
	(In thousands, except share and per share data)
Revenue:
Product revenue	$99,539	$—		$99,539
Service revenue	209,437	—		209,437

Total revenue	308,976	—		308,976

Costs and expenses:
Product costs	51,933	—		51,933
Service costs	146,668	—		146,668
Research and development, net	38,864	—		38,864
Selling, general and administrative	79,497	98	j	79,595
Other operating expenses:
Restructuring charges	1,107	—		1,107

Total costs and expenses	318,069	98		318,167

Loss from operations	(9,093)	(98)		(9,191)
Interest income	443	—		443
Interest expense	(376)	—		(376)
Interest expense on notes payable to CTI	(250)	250	k	—
Other expense, net	(3,896)	—		(3,896)

Loss before income tax provision	(13,172)	152		(13,020)
Income tax provision	(7,324)	—	l	(7,324)

Net loss from continuing operations	$(20,496)	$152		$(20,344)

Common shares			m	21,922,996

Loss per share from continuing operations attributable to Comverse, Inc.: Basic and diluted			m	$(0.93)

Unaudited Pro Forma Combined Statement of Operations

for the Fiscal Year Ended January 31, 2012

	Historical	Pro forma adjustments	Note	Pro forma
	(In thousands, except share and per share data)
Revenue:
Product revenue	$276,459	$—		$276,459
Service revenue	494,698	—		494,698

Total revenue	771,157	—		771,157

Costs and expenses:
Product costs	136,024	—		136,024
Service costs	332,843	—		332,843
Research and development, net	94,238	—		94,238
Selling, general and administrative	175,882	202	j	176,084
Other operating expenses:
Restructuring charges	20,728	—		20,728

Total costs and expenses	759,715	202		759,917

Income from operations	11,442	(202)		11,240
Interest income	1,755	—		1,755
Interest expense	(953)	—		(953)
Interest expense on note payable to CTI	(409)	409	k	—
Other expense, net	(7,192)	—		(7,192)

Income before income tax provision	4,643	207		4,850
Income tax provision	(25,291)	—	l	(25,291)

Net loss from continuing operations	$(20,648)	$207		$(20,441)

Common shares			m	21,922,996

Loss per share from continuing operations attributable to Comverse, Inc.: Basic and diluted			m	$(0.93)

Notes to Unaudited Pro Forma Combined Financial Statements

Adjustments to Unaudited Pro Forma Combined Balance Sheet:

a.	Reflects the net cash consideration expected to be received by us upon the consummation of the Starhome Disposition as if the transaction had occurred on July 31, 2012.

b.	Reflects the estimated amount of the cash contribution to be received by us from CTI concurrently with or prior to the share distribution.

c.	Reflects the elimination of the historical assets, liabilities and equity of Starhome, including goodwill, noncontrolling interest and intraperiod tax allocation as a result of the Starhome Disposition pursuant to the Starhome Share Purchase Agreement.

d.	Reflects the net cash consideration to be held in escrow pursuant to the terms of the Starhome Share Purchase Agreement, classified as long-term restricted cash.

e.	Reflects the contribution to us of property and equipment by CTI, at CTI book value, concurrently with or prior to the share distribution. The assets primarily consist of equipment, software and leasehold improvements of facilities.

f.	Reflects the transfer to us of lease deposits from CTI concurrently with or prior to the share distribution.

g.	Reflects the assumption by us of employee-related liabilities attributable to employees that will be transferred to us from CTI concurrently with or prior to the share distribution.

h.	Reflects the settlement of borrowings under a revolving loan agreement and a note payable by us to CTI through a capital contribution to our equity by CTI concurrently with or prior to the share distribution.

i.	Reflects the reclassification of net investment of CTI into common stock and additional paid-in capital. Our common stock held by CTI will be converted into approximately 21.9 million shares of our common stock with $0.01 par value per share, additional paid-in capital and accumulated deficit. The number of shares of our common stock estimated to be outstanding following the distribution is based on the number of shares of common stock of CTI outstanding as of July 31, 2012, adjusted for the distribution ratio of one share of our common stock for every ten shares of CTI common stock.

Adjustments to Unaudited Pro Forma Combined Statement of Operations:

j.	Reflects incremental depreciation related to property and equipment of CTI that will be contributed to us concurrently with or prior to the share distribution.

k.	Reflects the elimination of interest expense on borrowings under a revolving loan agreement and a note payable by us to CTI that will be settled through a capital contribution to our equity by CTI concurrently with or prior to the share distribution.

l.	Reflects the tax effect of the pro forma adjustments to the “Unaudited Pro forma Combined Balance Sheet” and “Unaudited Pro forma Combined Statement of Operations,” as discussed above. The tax effect has been calculated using the statutory tax rate in effect in the respective jurisdictions adjusted to 0% for the impact of non-deductible items and the utilization or creation of valuation allowances.

m.	The number of shares used to compute pro forma basic earnings per share is based on the number of shares of our common stock estimated by management to be outstanding on the distribution date, as discussed further in Note i above. Management’s estimate is based on the number of CTI common shares outstanding on July 31, 2012 and a distribution ratio of one share of our common stock for every ten CTI common shares outstanding. As of the distribution date, CTI options held by our officers and employees and CTI officers and employees who become our officers or employees will be converted into options for shares of our common stock. The number of stock options for our common stock resulting from this conversion will be based on the Black-Scholes value of outstanding awards at the time of issuance. Therefore, the number of stock options resulting from the conversion will depend on the exercise price of CTI stock options and the market value of both our and CTI at that date, among other inputs. As a result of the net losses during the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, the effect of stock-based awards is antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the sections of this Information Statement captioned “Business,” “Selected Historical Financial Data,” and the combined financial statements and related notes appearing elsewhere in this Information Statement. This discussion and analysis contains forward-looking statements based on current expectations relating to future events and our future financial performance that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under the section of this Information Statement captioned “Risk Factors,” and elsewhere in this Information Statement.

The Share Distribution

On January 11, 2012, CTI announced its plan to spin-off our company as an independent, publicly-traded company, to be accomplished by means of a pro rata distribution of 100% of our outstanding common shares to CTI’s shareholders.

Upon completion of the share distribution, each holder of CTI common shares outstanding as of the record date for the share distribution will be entitled to receive one share of our common stock for every ten CTI common shares held thereby, subject, if necessary, to the holdback of a certain number of shares of our common stock by the distribution agent to satisfy any withholding obligations. Following the share distribution, CTI will no longer hold any of our outstanding capital stock, all of which will be held by CTI shareholders as of the record date, and we will be an independent, publicly-traded company.

The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and Comverse from a nationally recognized provider of such opinions, final approval of the transaction by the CTI Board, the approval of the share distribution by holders of at least two-thirds of CTI’s common shares, final approval of certain material agreements by the boards of each of CTI and Comverse and completion of the review process of our registration statement on Form 10 by the SEC.

On September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement, in order to ensure it can meet the condition to the Verint Merger. Immediately prior to the share distribution, CTI will contribute to us Exalink Ltd., its wholly-owned subsidiary. Other than holding certain intellectual property rights, Exalink Ltd. has no operations. Our historical financial statements combine, on the basis of common control, the results of operations and financial position of Comverse, Inc. and its subsidiaries with Starhome and Exalink Ltd. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in our combined statements of operations for all periods presented and the assets and liabilities of Starhome are included as separate components in our combined balance sheets as of all dates presented. See note 1 to the interim condensed combined financial statements and the audited combined financial statements appearing elsewhere in this Information Statement.

Following the share distribution, we and CTI will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between CTI and us after the share distribution and to provide mechanisms for an orderly transition, we intend to enter into agreements with CTI pursuant to which certain services and rights will be provided for following the share distribution, and we will indemnify each other against certain liabilities arising from our respective businesses and the services that will be provided under such agreements. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements between CTI and Comverse Relating to the Share Distribution” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Share Distribution and Operation as an Independent, Publicly-Traded Company.”

Subsequent to the share distribution, we expect to incur increased costs as a result of becoming an independent, publicly-traded company, including compensation costs attributable to the enhancement of our senior management, compensation of non-employee directors and compensation expense and professional fees related to financial reporting and compliance with our periodic reporting obligations under federal securities laws. We believe our cash flow from operations will be sufficient to fund these additional costs.

EXECUTIVE SUMMARY

Overview

We are a leading provider of software-based products, systems and related services that:

•

provide converged, prepaid and postpaid billing and active customer management systems (referred to as Business Support Systems or BSS) for wireless, wireline and cable network operators delivering a value proposition designed to ensure timely and efficient service monetization, consistent customer experience, reduced complexity and cost, and enable real-time marketing based on all relevant customer profile information;

•

enable wireless and wireline (including cable) network-based Value-Added Services (or VAS), comprised of two categories—Voice and Messaging—that include voicemail, visual voicemail, call completion, short messaging service (or SMS) text messaging (or texting), multimedia picture and video messaging, and Internet Protocol (or IP) communications; and

•	provide wireless users with optimized access to Internet websites, content and applications, manage and enforce policy and generate data usage and revenue for wireless operators.

Our products and services are used by more than 450 wireless, wireline and cable network communication service provider customers in more than 125 countries, including the majority of the world’s 100 largest wireless network operators. Our products and services are designed to generate voice and data network traffic, increase revenue and customer loyalty, monetize services and improve operational efficiency.

Starhome is a provider of wireless service mobility solutions that enhance international roaming. Wireless operators use Starhome’s software–based solutions to generate additional revenue and to improve profitability by directing international roaming traffic to preferred networks and by providing a wide range of services to subscribers traveling outside their home network.

Our reportable segments are:

•	Comverse BSS—comprised of Comverse’s BSS operating segment; and

•	Comverse VAS—comprised of Comverse’s VAS operating segment.

The results of operations of all of our other operations, including the Comverse Mobile Internet (or Comverse MI) operating segment, our Netcentrex operations (or Netcentrex), our global corporate functions that support our business units and Exalink Ltd., are included in the column captioned “Comverse Other” as part of our business segment presentation. Starhome’s results of operations are included in discontinued operations and therefore not presented in segment information.

Significant Events

During the fiscal year ended January 31, 2012, the six months ended July 31, 2012 and subsequent thereto, the following significant events occurred:

Timely Filing of Periodic Reports; Resolution of SEC Section 12(j) Administrative Proceeding. During the second quarter of the fiscal year ended January 31, 2012, CTI completed the filing with the SEC of the delinquent periodic reports that were required to be filed by it under a settlement with the SEC. In September 2011, CTI resumed the timely filing of its periodic reports commencing with the filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011. With the filing of the delinquent reports and the timely filing of the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, CTI satisfied the terms of the settlement with the SEC which resolved an administrative proceeding instituted by the SEC pursuant to Section 12(j) of the Exchange Act to revoke or suspend the registration of CTI’s common shares because of CTI’s failure to file certain periodic reports. Accordingly, in September 2011, the SEC ordered termination of the administrative proceeding.

Our expenses for accounting, tax and legal fees incurred during the fiscal year ended January 31, 2012 in connection with CTI’s filing of periodic reports and remediation of material weaknesses in internal control over financial reporting declined compared to the fiscal year ended January 31, 2011 but continued to be significant. During the fiscal year ended January 31, 2012, compliance-related professional fees were $10.9 million. Subsequent to the share distribution, we will no longer incur expenses in connection with CTI’s periodic reporting requirements. However, we expect that following the share distribution, our accounting, tax and legal fees associated with compliance with our periodic reporting obligations under federal securities laws and maintenance of internal control over financial reporting will increase.

Implementation of the Phase II Business Transformation. During the fiscal year ended January 31, 2012, we implemented the Phase II Business Transformation that focuses on process reengineering to maximize business performance, productivity and operational efficiency as part of our efforts to solidify our leadership in BSS and leverage the growth in mobile data usage, while maintaining our leading market position in VAS and implementing further cost savings through operational efficiencies and strategic focus. For more information, see “Business—Phase II Business Transformation,” “—Liquidity and Capital Resources—Restructuring Initiatives—Business Transformation,” note 6 to the interim condensed combined financial statements and note 10 to the audited combined financial statements appearing elsewhere in this Information Statement.

FCPA Litigation Settlement. In April 2011, we and CTI entered into a non-prosecution agreement with the DOJ and a settlement agreement with the SEC. These agreements resolved allegations that CTI and certain of our foreign subsidiaries violated the books and records and internal controls provisions of the FCPA by inaccurately recording certain improper payments made from 2003 through 2006 by certain former employees and an external sales agent of Comverse Ltd. or its subsidiaries, in connection with the sale of certain products in foreign jurisdictions.

Under the non-prosecution agreement with the DOJ, CTI paid a fine of $1.2 million to the DOJ and we and CTI agreed to continue to implement improvements in our internal controls and anti-corruption practices and policies. Under the settlement agreement with the SEC, CTI paid approximately $1.6 million in disgorgement and pre-judgment interest and we and CTI are required under a conduct-based injunction to comply with the books and records and internal controls provisions of the FCPA. For a more detailed discussion, see “Business—Legal Proceedings—Investigation of Alleged Unlawful Payments” and note 24 to the audited combined financial statements appearing elsewhere in this Information Statement.

Appointment of Chief Executive Officer. Effective March 4, 2011, Charles J. Burdick was appointed as CTI’s Chief Executive Officer and as our President and Chief Executive Officer, replacing Andre Dahan. Prior to his appointment, Mr. Burdick served as CTI’s non-executive Chairman of the Board. Effective May 21, 2012, Philippe Tartavull was appointed as our President, Chief Executive Officer and director, replacing Mr. Burdick. Mr. Burdick continues to serve as CTI’s Chairman of the Board and Chief Executive Officer.

CTI’s Settlement Agreement with Cadian Capital. On May 30, 2012, the CTI Board entered into a letter agreement (referred to as the Letter Agreement) with Cadian Capital Management, LLC (or Cadian Capital) and certain of its affiliates (referred to collectively as the Cadian Group) with respect to Cadian Group’s solicitation for the election of CTI director nominees at CTI’s Annual Meeting of Shareholders that was held on June 28, 2012 (referred to as the CTI AGM) pursuant to the proxy statement filed with the SEC on March 28, 2012.

Pursuant to the terms and conditions of the Letter Agreement, the Cadian Group immediately abandoned its solicitation for the election of its or any other person’s nominees as directors of CTI other than those nominees proposed by CTI in connection with the CTI AGM and agreed to vote all securities of CTI over which it has beneficial ownership in favor of the slate of directors named in CTI’s proxy statement filed in connection with the CTI AGM and in favor of the share distribution (provided, that the terms and conditions of the share distribution are, in the reasonable business judgment of Cadian Capital, fair and reasonable to, and in the best interests of, CTI shareholders). In addition, the parties agreed to take various actions with respect to the composition of the Board of Directors of each of CTI, Verint and, if the share distribution is consummated, Comverse. For a more detailed discussion of the Letter Agreement, see note 15 to the interim condensed combined financial statements and note 25 to the audited combined financial statements appearing elsewhere in this Information Statement. For more information regarding the terms of the Letter Agreement as they relate to the composition of our initial Board, see “Management—Our Board Following the Share Distribution.”

Appointment of Chief Financial Officer. Effective July 24, 2012, Thomas B. Sabol was appointed as our Senior Vice President and Chief Financial Officer, replacing Mr. Legon. Mr. Legon continues to serve as CTI’s Senior Vice President and Interim Chief Financial Officer.

Separation of Chief Operating Officer. On August 5, 2012, Comverse Ltd. and Oded Golan, our Senior Vice President and Chief Operating Officer, entered into a separation agreement in which they mutually agreed upon the terms of transition and separation of employment of Mr. Golan. Pursuant to the separation agreement, Mr. Golan will continue to serve in his current capacity through January 31, 2013, at which time he will resign from his position.

Merger of Verint and CTI. On August 12, 2012, CTI entered into an agreement and plan of merger (referred to as the Verint Merger Agreement) with Verint pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (referred to as the Verint Merger). The completion of the Verint Merger is subject to certain conditions, including the completion of the share distribution or other disposition by CTI of us and that CTI dispose of its interest in Starhome prior to the consummation of the merger.

Under the Distribution Agreement we and CTI will enter into in connection with the share distribution, we have agreed to indemnify CTI and its affiliates (including Verint after the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution. Certain of our indemnification obligations are capped at $25.0 million and certain are uncapped. CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against us by CTI and its affiliates (including Verint after the Verint Merger). The escrow funds cannot be used for claims related to the Israeli Optionholder suit. We will also assume all pre-share distribution tax obligations of each of us and CTI. For more information, see “Certain Relationships and Related Party Transactions—Agreements between CTI and Comverse Relating to the Share Distribution” in this Information Statement.

Contribution and Sale of Starhome. On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (referred to as the Starhome Share Purchase Agreement) with unaffiliated purchasers pursuant to which the purchasers agreed to purchase all of the outstanding share capital of Starhome (referred to as the Starhome Disposition). Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or the purchasers may terminate the Starhome Share Purchase Agreement. It is a condition to the Verint Merger that CTI dispose of its interest in Starhome prior to the consummation of the merger. As a result, on September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement, in order to ensure it can meet the condition to the Verint Merger.

Liquidity Forecast

During the six months ended July 31, 2012, we experienced significant negative cash flows from operations. We continue our efforts to aggressively market our solutions and services, improve profitability and cash collections and implement cost reduction measures. We currently forecast that available cash and cash equivalents will be sufficient to meet our liquidity needs, including capital expenditures, for at least the next 12 months. For a more comprehensive discussion of our liquidity forecast, see “—Liquidity and Capital Resources—Financial Condition—Liquidity Forecast.”

Adoption of New Revenue Recognition Guidance

On February 1, 2011, we adopted new accounting guidance relating to revenue recognition on a prospective basis. This guidance amends the criteria for allocating consideration in multiple-deliverable revenue arrangements consisting of tangible products by establishing a selling price hierarchy. For the fiscal year ended January 31, 2012, combined total revenue included $48.9 million of additional revenue that was recognized as a result of the adoption of the new guidance, of which $42.7 million, $5.8 million and $0.4 million was recognized by Comverse BSS, Comverse VAS and Comverse MI, respectively. For more information, see “—Critical Accounting Estimates and Judgments—Revenue Recognition” and note 1 to the audited combined financial statements appearing elsewhere in this Information Statement. Such additional revenue included $40.9 million, $39.4 million, $1.1 million, and $0.4 million of revenue recognized by our company (on a combined basis), Comverse BSS, Comverse VAS and Comverse MI, respectively, under the new guidance as compared to the revenue that would have been recognized under prior accounting guidance for the fiscal year ended January 31, 2012 resulting from material modifications of three existing contracts, which were entered into in connection with change orders that included the purchase of additional customer solutions and services and the expansion of projects by customers.

Material Weakness in Internal Controls

As part of its assessment, CTI’s management concluded that, as of January 31, 2012, a material weakness in internal control over financial reporting existed, including at our company, as a result of not having adequate personnel with sufficient technical expertise to properly account for and disclose income taxes in accordance with accounting principles generally accepted in the United States of America (or U.S. GAAP) and ineffective policies and procedures for our income tax provision. We have adopted, and are in the process of implementing, certain remedial measures that we believe will enable us to address this material weakness by January 31, 2013. We have taken the following specific remedial measures to date to address our material weakness:

•	Developed formalized process flow documentation for our income tax process and key controls.

•	Implemented an automated tax provision software tool and a workflow tool for timely preparation, review and approval of our income tax provisions.

•	Hired and continue to hire additional experienced tax staff in order to improve the effectiveness of our controls and processes.

•	Augmented and continue to augment our existing staff with third party service providers.

We do not anticipate incurring significant expenses during the remainder of the fiscal year for third party service providers in connection with our efforts to remediate the material weakness in our procedures and controls over income tax reporting.

For additional information, see “Risk Factors—Risks Relating to the Share Distribution and Operation as an Independent, Publicly-Traded Company—CTI’s management concluded that, as of January 31, 2012, a material weakness in internal control over financial reporting existed, including at our company, as a result of not having adequate personnel with sufficient technical expertise to properly account for and disclose income taxes in accordance with U.S. GAAP and ineffective policies and procedures for our income tax provision.”

Combined Financial Highlights

The following table presents certain financial highlights for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010, including Comverse performance, a non-GAAP measure, and Comverse performance margin (reflecting Comverse performance as a percentage of revenue) for our company on a combined basis:

	Six Months Ended July 31,		Fiscal Years Ended January 31,
	2012	2011	2012	2011	2010
	(UNAUDITED)
	(Dollars in thousands)
Total revenue	$308,976	$345,819	$771,157	$862,836	$794,787
Gross margin	35.7%	35.9%	39.2%	45.1%	40.5%
(Loss) income from operations	(9,093)	(28,084)	11,442	(59,776)	(214,216)
Operating margin	(2.9)%	(8.1)%	1.5%	(6.9)%	(27.0)%
Net loss from continuing operations	(20,496)	(42,260)	(20,648)	(92,741)	(221,970)
Income from discontinued operations, net of tax	4,711	3,204	7,761	2,826	3,049
Net loss	(15,785)	(39,056)	(12,887)	(89,915)	(218,921)
Less: Net income attributable to noncontrolling interest	(1,010)	(1,407)	(2,574)	(1,030)	(1,071)
Net loss attributable to Comverse Inc.	(16,795)	(40,463)	(15,461)	(90,945)	(219,992)

Non-GAAP Financial Measures
Comverse performance	4,869	10,617	73,845	74,007	(41,783)
Comverse performance margin	1.6%	3.1%	9.6%	8.6%	(5.3)%

Reconciliation of (Loss) Income from Operations to Comverse Performance

Comverse performance, a non-GAAP financial measure, represents our operating results without the impact of significant expenditures incurred by us in connection with CTI’s efforts to become or remain current in periodic reporting obligations under the federal securities laws and the remediation of material weaknesses in internal control over financial reporting, certain non-cash charges, and certain other gains and charges.

We provide Comverse performance, a non-GAAP financial measure, as additional information for our operating results. This measure is not in accordance with, or an alternative for, GAAP financial measures and may be different from, or not comparable to similarly titled or other non-GAAP financial measures used by other companies. We believe that the presentation of this non-GAAP financial measure provides useful information to investors regarding certain additional financial and business trends relating to our results of operations as viewed by management in monitoring our businesses, reviewing our financial results and for planning purposes.

As previously disclosed by CTI, during the fiscal year ended January 31, 2012, CTI changed its reportable segments as a result of the implementation of the Phase II Business Transformation and the manner in which its chief operating decision maker reviews our financial results and allocates resources to CTI’s operating segments. Prior to the change in its reportable segments, we were a reportable segment of CTI and CTI used the financial measure of segment performance to present the results of operations of its previous Comverse reportable segment. As a result of the change in reportable segments, each of our BSS and VAS businesses became a separate reportable segment of CTI, and the results of operations of all of our other operations were included in the column captioned “All Other” as part of CTI’s business segment presentation. Following the change in reportable segments at CTI, the measure segment performance as used with respect to our company was renamed Comverse performance (as our company was no longer a CTI reportable segment) but its calculation continued to be made consistent with prior practice. We believe that the presentation of Comverse performance provides useful information to investors regarding our performance, including comparability with financial information previously reported by CTI.

The following table provides a reconciliation of (loss) income from operations to Comverse performance for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010:

	Six Months Ended July 31,		Fiscal Year Ended January 31,
	2012	2011	2012	2011	2010
	(UNAUDITED)
	(In thousands)
(Loss) income from operations	$(9,093)	$(28,084)	$11,442	$(59,776)	$(214,216)

Expense Adjustments:
Stock-based compensation expense	3,632	1,697	3,660	2,439	4,170
Amortization of acquisition-related intangibles	8,072	8,996	17,308	18,505	21,958
Compliance-related professional fees	13	10,467	10,901	82,136	113,306
Compliance-related compensation and other expenses	1,553	3,907	6,719	4,542	10,737
Impairment charges	—	—	—	—	3,356
Impairment of property and equipment	36	157	2,331	—	2,906
Litigation settlements and related costs	(243)	474	804	—	—
Acquisition-related charges	—	—	—	—	(103)
Restructuring charges	1,107	13,050	20,728	29,934	15,272
Gain on sale of land	—	—	—	(2,371)	—
Other	(208)	(47)	(48)	(1,402)	831

Total expense adjustments	13,962	38,701	62,403	133,783	172,433

Comverse performance	$4,869	$10,617	$73,845	$74,007	$(41,783)

Segment Performance

We evaluate our business by assessing the performance of each of our operating segments. Our Chief Executive Officer is our chief operating decision maker (or CODM). The CODM uses segment performance, as defined below, as the primary basis for assessing the financial results of the operating segments and for the allocation of resources. Segment performance, as we define it in accordance with the Financial Accounting Standards Board’s (or the FASB) guidance relating to segment reporting, is not necessarily comparable to other similarly titled captions of other companies.

Segment performance is computed by management as income (loss) from operations adjusted for the following: (i) stock-based compensation expense; (ii) amortization of acquisition-related intangibles; (iii) compliance-related professional fees; (iv) compliance-related compensation and other expenses; (v) impairment charges; (vi) impairment of property and equipment; (vii) litigation settlements and related costs; (viii) acquisition-related charges; (ix) restructuring charges; and (x) certain other gains and charges. Compliance-related professional fees and compliance-related compensation and other expenses relate to fees and expenses recorded in connection with CTI’s efforts to (a) complete certain financial statements and audits of such financial statements, (b) become current in periodic reporting obligations under the federal securities laws, and (c) remediate material weaknesses in internal control over financial reporting. Compliance-related professional fees and compliance-related compensation and other expenses recorded for the fiscal year ended January 31, 2012 also relate to fees and expenses incurred in connection with the timely filing of certain periodic reports of CTI. Although following the share distribution we will not continue to incur compliance-related professional fees and compliance-related compensation and other expenses for the filing of CTI’s periodic reports, we do expect to incur significant fees and expenses related to compliance with our periodic reporting obligations under federal securities laws. For additional information on how we apply segment performance to evaluate the operating results of our segments for the six months ended July 31, 2012 and 2011 and each of the fiscal years ended January 31, 2012, 2011 and 2010, see note 14 to the interim condensed combined financial statements and notes 1 and 21 to the audited combined financial statements appearing elsewhere in this Information Statement.

In evaluating each segment’s performance, management uses segment revenue, which consists of revenue generated by the segment. Certain segment performance adjustments relate to expenses included in the calculation of income (loss) from operations, while, from time to time, certain segment performance adjustments may be presented as adjustments to revenue. We had no segment performance adjustments to revenue for any periods presented.

Segment Financial Highlights

The following table presents, for the six months ended July 31, 2012 and 2011, and the fiscal years ended January 31, 2012, 2011 and 2010, segment revenue, gross margin, income (loss) from operations, operating margin, segment performance and segment performance margin (reflecting segment performance as a percentage of segment revenue) for each of our reportable segments and Comverse Other:

	Six Months Ended July 31,		Fiscal Years Ended January 31,
	2012	2011	2012	2011	2010
	(UNAUDITED)
	(Dollars in thousands)
SEGMENT RESULTS
Comverse BSS
Segment revenue	$126,732	$160,672	$365,008	$340,502	$349,089
Gross margin	35.9%	44.3%	45.3%	43.5%	41.7%
Income from operations	19,029	25,912	77,095	56,354	44,165
Operating margin	15.0%	16.1%	21.1%	16.6%	12.7%
Segment performance	27,780	36,975	96,776	76,416	65,770
Segment performance margin	21.9%	23.0%	26.5%	22.4%	18.8%

Comverse VAS
Segment revenue	$157,211	$163,580	$356,413	$460,899	$384,965
Gross margin	44.8%	41.5%	45.3%	56.7%	50.9%
Income from operations	47,020	50,651	123,936	175,327	93,748
Operating margin	29.9%	31.0%	34.8%	38.0%	24.4%
Segment performance	47,936	51,892	125,963	175,657	96,210
Segment performance margin	30.5%	31.7%	35.3%	38.1%	25.0%

Comverse Other
Segment revenue	$25,033	$21,567	$49,736	$61,435	$60,733
Gross margin	(22.1)%	(68.5)%	(48.7)%	(33.2)%	(32.7)%
Loss from operations	(75,142)	(104,647)	(189,589)	(291,457)	(352,129)
Operating margin	(300.2)%	(485.2)%	(381.2)%	(474.4)%	(579.8)%
Segment performance	(70,847)	(78,250)	(148,894)	(178,066)	(203,763)
Segment performance margin	(283.0)%	(362.8)%	(299.4)%	(289.8)%	(335.5)%

For a discussion of the results of our segments, see “—Results of Operations,” note 14 to the interim condensed combined financial statements and note 21 to the audited combined financial statements appearing elsewhere in this Information Statement.

Business Trends and Uncertainties

During the second half of the fiscal year ended January 31, 2011, we commenced certain initiatives to improve our cash position, including a plan to restructure our operations with a view towards aligning operating costs and expenses with anticipated revenue. We successfully implemented the first phase of such plan commencing in the third quarter of the fiscal year ended January 31, 2011, significantly reducing our annualized operating costs. During the fiscal year ended January 31, 2012, we implemented the Phase II Business Transformation. As part of the Phase II Business Transformation, we are seeking to achieve long-term improved operating performance and sustainable positive operating cash flows. We believe that during the fiscal year ended January 31, 2012, we realized some of the benefits of these initiatives. In the fiscal year ended January 31, 2012, we had income from operations, a change from loss from operations for the prior fiscal year, and significantly reduced our negative cash flows from operations despite a decline in revenue. We believe that the improvement in performance and cash flows was attributable, to a large extent, to management’s enhanced focus on profitability, improved cash collections and cost reduction measures.

As part of the Phase II Business Transformation we have achieved cost reduction through process reengineering to maximize business performance, productivity and operational efficiency. In addition, compliance-related professional fees declined significantly during the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

These cost reductions may be partially offset by, among other factors, the increasing complexity of project deployment which resulted in higher product delivery costs and expenses expected to be incurred in connection with our compliance with periodic reporting obligations under the federal securities laws as an independent, publicly-traded company following the share distribution.

For the six months ended July 31, 2012 compared to the six months ended July 31, 2011, we experienced a decrease in revenue, which was offset by a greater decrease in costs and operating expenses, resulting in a reduction in loss from operations for the six months ended July 31, 2012 compared to the six months ended July 31, 2011. However, Comverse performance for the six months ended July 31, 2012 decreased compared to the six months ended July 31, 2011 as the decrease in our total revenue was only partially offset by the decrease in expenses after adjustments. Expenses after adjustments for the six months ended July 31, 2012 declined compared to the six months ended July 31, 2011 due to decreases in expense adjustments primarily related to compliance-related professional fees and restructuring charges. For more information, see note 14 to the interim condensed combined financial statements appearing elsewhere in this Information Statement.

In addition, during the six months ended July 31, 2012, we had negative operating cash flows due to significant decreases in cash collections compared to the six months ended July 31, 2011, which were partially mitigated by decreases in costs, operating expenses and disbursements. However, due to a significant increase in cash collections and a decline in costs, operating expenses and disbursements, negative operating cash flows for the three months ended July 31, 2012 decreased significantly compared to the three months ended April 30, 2012.

The decreases in revenue were primarily attributable to decreases in revenue from Comverse BSS customer solutions and maintenance revenue at our Comverse BSS and Comverse VAS segments, partially offset by increases in revenue from Comverse VAS customer solutions. For a discussion of the reasons for the changes in revenue from customer solutions at our Comverse BSS and Comverse VAS segments, see “—Comverse BSS,” “—Comverse VAS,” “—Results of Operations—Segment Results—Comverse BSS” and “—Results of Operations—Segment Results—Comverse VAS.” The decrease in maintenance revenue was primarily attributable to decreased collections that resulted in a delay in the recognition of revenue, timing of entering into renewals of maintenance contracts with customers and a decrease in maintenance revenue attributable to maintenance services provided to customers during the initial service period corresponding to a decline in new installed base value. The decrease in cash collections was primarily attributable to reduced customer order activity in recent years, the adverse impact of the timing of acceptances in certain projects and the timing of completion of project milestones.

Our costs, operating expenses and disbursements decreased during the six months ended July 31, 2012 primarily due to our continued focus on closely monitoring our costs and operating expenses as part of our efforts to improve our cash position and achieve long-term improved operating performance and sustainable positive operating cash flows. These cost reductions were partially offset by, among other factors, the increasing complexity of project deployment which resulted in higher product delivery costs. In addition, following the share distribution we will incur expenses in connection with financial reporting and compliance with the federal securities laws.

As part of the Phase II Business Transformation, we restructured our operations into new business units. As a result, our principal business activities are reported through the following segments:

•

Comverse BSS, which conducts our converged, prepaid and postpaid billing and active customer management systems business and includes groups engaged in product management, professional services, research and development and product sales support; and

•

Comverse VAS, which conducts our value-added services business and includes groups engaged in VAS delivery, voice product research and development, messaging product research and development and product sales support.

Comverse BSS

During the fiscal year ended January 31, 2012, Comverse BSS experienced an increase in maintenance revenue and a significant decline in BSS customer solutions orders. The increase in BSS maintenance revenue was primarily attributable to an increase in the installed base of Comverse BSS customer solutions and increased collections that resulted in the recognition of additional revenue. We believe the decrease in orders for BSS customer solutions was attributable mainly to the deferral of BSS projects by customers, primarily in the fourth quarter. In addition, we believe that BSS customer solutions order activity was adversely affected during the fiscal year by uncertainty in economic conditions, which also contributed to the deferral by existing and potential customers of significant capital investments involved in deploying our BSS solutions and upgrading existing prepaid or postpaid systems to our converged BSS solution and concerns on the part of customers about our financial condition. We believe a portion of the decline was also attributable to the maturation of certain markets that historically accounted for a significant portion of our BSS growth. The decline in orders for BSS customer solutions during the fiscal year continued the previously disclosed adverse business trend that began in 2008.

In the six months ended July 31, 2012, customer orders for BSS customer solutions increased compared to the six months ended July 31, 2011. We believe that this increase was primarily attributable to certain purchasing decisions that had been delayed by customers from the fourth quarter of the fiscal year ended January 31, 2012 and subsequently received in the six months ended July 31, 2012, and new BSS project engagements by existing and new customers, most notably in the Asia Pacific region.

We expect orders for BSS customer solutions to continue to increase as customers make certain purchasing decisions that had been delayed. In addition, we anticipate that customers will become increasingly willing to contract with us for Comverse BSS’s solutions as concerns about our financial condition are lessened following our successful implementation of initiatives to improve our cash position, the completion of the contemplated share distribution and the listing of our common stock on NASDAQ. In addition, we believe that customers will begin to more fully recognize that Comverse BSS’s solutions offer several advantages over competitors’ offerings. We also continue to pursue growth opportunities in certain emerging markets, including Africa, south Asia and Latin America, with existing and potential customers as they expand their market reach. However, if BSS customer solutions order activity does not increase, our revenue and profitability would likely be materially adversely affected and we may be required to implement further cost reduction measures and other initiatives to preserve and enhance our operating results and cash position. Any such measures may limit or hinder our ability to execute our strategy and achieve our objectives, thereby adversely affecting our business.

Revenue from BSS customer solutions for the six months ended July 31, 2012 decreased compared to the six months ended July 31, 2011. The decrease in revenue from Comverse BSS customer solutions was primarily attributable to a decrease in revenue from customer acceptances and changes in scope and settlements of certain customer contracts. Revenue from Comverse BSS customer solutions continued to be adversely affected by (i) the increasing complexity of project deployment resulting in extended periods of time required to complete project milestones, delaying receipt of customer acceptance and (ii) lower volume of BSS projects in the current fiscal periods resulting from reduced customer order activity in recent years. For a more detailed discussion relating to revenue from Comverse BSS customer solutions, see “—Results of Operations—Segment Results—Comverse BSS.”

As part of its strategy, Comverse BSS is continuing its efforts to expand its presence and market share in the BSS market with BSS solutions that we believe offer several advantages over competitors’ offerings, including faster time to market and lower total cost of ownership. Comverse BSS continues to offer its existing prepaid and postpaid customer base upgrades to its Comverse ONE converged billing solution, which we believe better addresses the enhanced business needs of communication service providers. In addition, Comverse BSS continues to aggressively pursue opportunities to market its BSS solutions, primarily Comverse ONE, to new customers as part of its efforts to increase its customer base. As a result, Comverse BSS is experiencing a shift in product mix as the portion of sales of its advanced Comverse ONE converged billing solution continues to increase and the portion of sales of its traditional stand-alone prepaid and postpaid BSS solutions continues to decrease. In addition, to maintain its market leadership in BSS convergence and monetization of new business models, Comverse BSS continues to expend significant resources on research and development to further enhance the functionality of Comverse ONE and its advanced machine to machine monetization capability. Consistent with its strategy, during the three months ended July 31, 2012, Comverse BSS secured new project engagements with existing and new customers that included upgrades of customers’ existing prepaid and postpaid systems to its Comverse ONE converged billing solution and the displacement of a competitor.

Communication service providers are experiencing growth in global wireless subscriptions and traffic and a rapid growth in the use of advanced services, such as data services and Internet browsing. In response to these market trends, communication service providers require enhanced BSS system functionality to accommodate their business needs. As a result, Comverse BSS is facing increasing complexity of project deployment resulting in extended periods of time required to complete project milestones and receive customer acceptance which are generally required for revenue recognition and receipt of payment. To address these challenges, Comverse BSS continues its efforts to improve its delivery and implementation capabilities which resulted in reduced costs and expenses. In addition, Comverse BSS continues to focus on increasing revenue and improving its margins by broadening its customer solution and service offerings to existing and new customers.

As part of its service offering, Comverse BSS offers a suite of managed services that enable it to assume responsibility for the operation and management of its customers’ billing systems. Our managed services suite is designed to provide customers with improved efficiencies relating to the operation and management of their systems, thereby allowing them to focus on their own internal business needs and strengths with reduced management distraction. Managed services provide us with recurring and predictable revenue and are used by us to create and establish long-term relationships with customers as well as cross-sell additional solutions and system enhancements. We believe that the longevity of our customer relationships and the recurring revenue that such relationships generate provide us with stability and a competitive advantage in marketing our solutions to our existing customer base.

We believe that Comverse BSS’s solutions offering has the potential to become a key driver of growth going forward. We expect that Comverse BSS will continue to build on the strength of its Comverse ONE solution, particularly in the converged billing segment of the BSS market, which is expected to grow rapidly over the next few years. We also expect that growth in mobile data traffic will increase the demand for Comverse’s mobile Internet solutions, which include policy management and enforcement, deep packet inspection, traffic management and video optimization capabilities, all of which are integrated into our BSS solution.

Comverse VAS

Revenue and orders related to VAS customer solutions for the fiscal year ended January 31, 2012 decreased compared to the fiscal year ended January 31, 2011. These decreases are attributable in part to Comverse’s strategy to pursue primarily higher margin VAS projects which contributed to lower levels of VAS revenue and customer order activity.

Revenue from Comverse VAS customer solutions for the six months ended July 31, 2012 increased compared to the six months ended July 31, 2011. The increase was primarily attributable to (i) a number of customer acceptances of large-scale deployments of next generation voicemail products (including visual voicemail) during the six months ended July 31, 2012 with no comparable customer acceptances in the six months ended July 31, 2011, (ii) the timing of completion of project milestones, and (iii) an increase in revenue recognized upon cash collection due to increased collections from customers. For a more detailed discussion relating to revenue from Comverse BSS customer solutions, see “—Results of Operations—Segment Results—Comverse VAS.”

Customer orders for Comverse VAS customer solutions for the six months ended July 31, 2012 declined significantly compared to the six months ended July 31, 2011. These decreases are attributable to a decline in customer order activity related to Comverse VAS’ traditional solutions, such as voicemail and SMS text messaging, which was not fully offset by customer orders for Comverse VAS’ advanced offerings, and the implementation of Comverse’s strategy to pursue primarily higher margin VAS projects which contributed to lower levels of VAS customer order activity. Due to the implementation of this new Comverse VAS strategy, Comverse VAS revenue and customer order activity may continue to decrease in future fiscal periods.

Comverse VAS continues to maintain its market leadership in voice-based products, such as voicemail and call completion. However, in the VAS market, wireless subscriber preferences have changed in recent years as consumers transitioned to alternative messaging applications, such as SMS text messaging, in part as a substitute for voicemail usage, and increased use of data in connection with the deployment of smartphones and other devices, such as tablets. This transition resulted in intensified competition due to the change in the business mix of Comverse VAS from the voicemail product line, in which it continues to hold a leading market position, to other applications and products in which it is continuing to face significant competitive challenges as part of its efforts to increase market share. In addition, Comverse VAS faces increasing competition from changing technologies that may provide alternatives to its products and services. For example, the introduction of open access to web-based applications from wireless devices allows end users to utilize web-based services, such as Facebook, Google, Yahoo or Hotmail, to access, among other things, instant messaging and electronic mail free of charge rather than use wireless carriers’ service offerings. Furthermore, Comverse VAS continues to face competition from low cost competitors from emerging markets. We believe these changes have reduced demand for Comverse VAS’s products and services and increased pricing pressures, which have in turn reduced revenue and margins. Although we believe that Comverse VAS’s products and services are superior to those of its low-cost competitors in emerging markets, as a result of these adverse trends, Comverse VAS conducted an extensive evaluation of its cost structure and implemented measures to increase efficiency and significantly reduce the costs of providing its products and services. In addition, Comverse VAS is continuing to implement its strategy to pursue primarily higher margin VAS projects.

At the same time, the growth in global wireless subscriptions and emerging wireless segments, such as data services and Internet browsing, support demand for several of our products. As part of its efforts to maintain its market position and leverage these recent trends, Comverse VAS is engaged in the promotion of advanced offerings, such as visual voicemail, call management, IP Engine (an IP-based messaging platform) and a Service Enablement Middleware cloud-based solution. We believe demand for advanced offerings may grow due to the increasing deployment of smartphones by wireless communication service providers. Accordingly, we continue to expend significant resources on VAS research and development activities in order to enhance existing products and develop new solutions. For additional information, see “Business—Products—Comverse Value-Added Services Solutions—Next Generation VAS Solutions and “Risk Factors—Our Advanced offerings may not be widely adopted by our existing and potential customers and increases in sales of our advanced offerings, if any, may not exceed or fully offset potential declines in sales of traditional solutions.”

Uncertainties Impacting Future Performance

Mix of Revenue

As part of our strategy, we continue our efforts to expand our BSS business and pursue primarily higher margin VAS projects which have resulted in lower VAS revenue. Currently, we are unable to predict whether increases in BSS revenue, if any, will exceed or fully offset declines in VAS revenue. If BSS revenue does not increase, or if increases in BSS revenue do not exceed or fully offset declines in VAS revenue, our revenue, profitability and cash flows would likely be materially adversely affected.

It is unclear whether our advanced offerings will be widely adopted by existing and potential customers. Currently, we are unable to predict whether sales of advanced offerings, if any, will exceed or fully offset declines that we may experience in the sale of traditional solutions. If sales of advanced offerings do not increase or if increases in sales of advanced offerings do not exceed or fully offset any declines in sales of traditional solutions, due to adverse market trends, changes in consumer preferences or otherwise, our revenue, profitability and cash flows would likely be materially adversely affected.

Customer Confidence

We believe that Comverse BSS and Comverse VAS may have lost business opportunities due to concerns on the part of customers about our and CTI’s financial condition. We believe that the relisting of CTI’s common stock on NASDAQ has enhanced, and the completion of the contemplated share distribution and the listing of our common stock on NASDAQ will enhance, our market perception and the willingness of customers and partners to purchase our solutions and services.

Global Economic Conditions

The business of Comverse BSS and Comverse VAS is impacted by general economic conditions. The weakness in the global economy in recent years has materially and adversely affected the telecommunications industry. Many customers experienced significant declines in revenue and profitability and some customers were required to reduce excessive debt levels. In response to these challenges, many customers of Comverse BSS and Comverse VAS have implemented cost cutting measures, including more closely managing their operating expenses and capital investment budgets. This resulted in reduced demand for our products, services and solutions, longer customer purchasing decisions and pricing pressures.

Recently, there have been adverse developments in global debt markets (including European sovereign debt) and other indications of a slowdown in the global economic recovery. These conditions have adversely impacted financial markets and have created substantial volatility and uncertainty, which we believe has had an adverse impact on the timing of certain customer spending decisions, and may continue to do so. If the recovery in the global economy is curtailed and market conditions worsen, our existing and potential customers could reduce their spending, which, in turn, could reduce the demand for our products and services.

Difficulty in Forecasting Operating Results

Our operating results are difficult to predict. A high percentage of our customer orders has typically been generated late in fiscal quarters. In addition, based on historical industry spending patterns of communication service providers, we typically forecast our highest customer order activity to occur in our fourth fiscal quarter. This trend makes it difficult for us to forecast our annual customer order activity and to implement effective measures to cover any shortfalls of prior fiscal quarters if customer orders for the fourth fiscal quarter fail to meet our expectations. Furthermore, we continue to emphasize large capacity systems in our product development and marketing strategies. Contracts for BSS and VAS installations typically involve a lengthy, complex and highly competitive bidding and selection process, and our ability to obtain particular contracts is inherently difficult to predict. A delay, cancellation or other factor resulting in the postponement or cancellation of significant orders may cause us to miss our financial projections, which may not be discernible until the end of a financial reporting period.

Share Distribution

In connection with the share distribution, we will enter into the Distribution Agreement with CTI pursuant to which, among other things, we will agree to indemnify CTI and its affiliates (including Verint after the Verint

Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution. To the extent that we are required to make payments to satisfy these indemnification obligations our liquidity could be impacted. “Risk Factors—We are required to indemnify CTI and its affiliates (including Verint after the Verint Merger) after the Verint Merger against certain claims or losses that may arise in connection with the Verint Merger and the share distribution.”

RESULTS OF OPERATIONS

The following discussion provides an analysis of our combined results and the results of operations of each of our segments for the fiscal periods presented. The discussion of the results of operations of each of our segments provides a more detailed analysis of the results of each segment presented. Accordingly, the discussion of our combined results should be read in conjunction with the discussions of the results of operations of our segments.

Six Months Ended July 31, 2012 Compared to Six Months Ended July 31, 2011

Condensed Combined Results

	Six Months Ended July 31,		Change
	2012	2011	Amount	Percent
	(UNAUDITED)
	(Dollars in thousands)
Total revenue	$308,976	$345,819	$(36,843)	(10.7)%

Costs and expenses:
Cost of revenue	198,601	221,517	(22,916)	(10.3)%
Research and development, net	38,864	48,717	(9,853)	(20.2)%
Selling, general and administrative	79,497	90,619	(11,122)	(12.3)%
Other operating expenses	1,107	13,050	(11,943)	(91.5)%

Total costs and expenses	318,069	373,903	(55,834)	(14.9)%

Loss from operations	(9,093)	(28,084)	18,991	(67.6)%

Interest income	443	883	(440)	(49.8)%
Interest expense	(376)	(471)	95	(20.2)%
Interest expense on notes payable to CTI	(250)	(182)	(68)	37.4%
Other expense, net	(3,896)	(2,556)	(1,340)	52.4%
Income tax provision	(7,324)	(11,850)	4,526	(38.2)%

Net loss from continuing operations	(20,496)	(42,260)	21,764	(51.5)%
Income from discontinued operations, net of tax	4,711	3,204	1,507	47.0%

Net loss	(15,785)	(39,056)	23,271	(59.6)%
Less: Net income attributable to noncontrolling interest	(1,010)	(1,407)	397	(28.2)%

Net loss attributable to Comverse Inc.	$(16,795)	$(40,463)	$23,668	(58.5)%

Total Revenue

Management analyzes our revenue by: (i) revenue generated from customer solutions, and (ii) maintenance revenue. Revenue generated from customer solutions consists primarily of the licensing of our customer solutions, hardware and related professional services and training. Professional services primarily include installation, customization and consulting services. Certain revenue arrangements that require significant customization of a product to meet the particular requirements of a customer are recognized under the percentage-of-completion method. The vast majority of the percentage-of-completion method arrangements are fixed-fee contracts. Maintenance revenue consists primarily of post-contract customer support (or PCS), including technical software support services, unspecified software updates or upgrades to customers on a when-and-if-available basis. Maintenance revenue is typically less susceptible to changes in market conditions as it generally represents a stable revenue stream from recurring renewals of contracts with our existing customer base.

Revenue from customer solutions was $172.6 million for the six months ended July 31, 2012, a decrease of $11.8 million, or 6.4%, compared to the six months ended July 31, 2011. The decrease was attributable to a decline of $25.9 million in customer solutions revenue at the Comverse BSS segment, partially offset by increases of $10.4 million and $3.7 million in customer solutions revenue at the Comverse VAS segment and Comverse Other, respectively. Revenue recognized using the percentage-of-completion method was $56.9 million and $65.2 million for the six months ended July 31, 2012 and 2011, respectively, and comprised approximately 18% and 19% of total revenue for such periods, respectively.

Maintenance revenue was $136.4 million for the six months ended July 31, 2012, a decrease of $25.1 million, or 15.5%, compared to the six months ended July 31, 2011. This decrease was primarily attributable to declines of $16.8 million and $8.1 million in maintenance revenue at the Comverse VAS and Comverse BSS segments, respectively.

Revenue by Geographic Region

Revenue in the Americas, Europe, Middle East and Africa (or EMEA) and Asia Pacific (or APAC) represented approximately 33%, 38%, and 29% of our revenue, respectively, for the six months ended July 31, 2012 compared to approximately 25%, 49%, and 26% of our revenue, respectively, for the six months ended July 31, 2011. The presentation of revenue by geographic region is based on the location of customers. For additional information on our revenue by geographic region, see “Business—Domestic and International Sales and Long-Lived Assets.”

Foreign Currency Impact on Revenue

Our functional currency for financial reporting purposes is the U.S. dollar. The majority of our revenue for the six months ended July 31, 2012 was derived from transactions denominated in U.S. dollars. All other revenue was derived from transactions denominated in various foreign currencies, primarily the British pound, euro and Japanese yen. Fluctuations in the U.S. dollar relative to foreign currencies in which we conducted business for the six months ended July 31, 2012 compared to the six months ended July 31, 2011 favorably impacted revenue by $4.6 million.

Foreign Currency Impact on Costs

A significant portion of our expenses, principally personnel-related costs, is incurred in new Israeli shekel (or NIS), whereas our functional currency for financial reporting purposes is the U.S. dollar. A strengthening of the NIS against the U.S. dollar would increase the U.S. dollar value of our expenses in Israel. We enter into foreign currency forward contracts to mitigate risk attributable to foreign currency exchange rate fluctuations.

Cost of revenue

Cost of revenue primarily consists of hardware and software material costs and compensation and related expenses for personnel involved in the customization of our products for customer delivery, contractor costs, maintenance and professional services, such as installation costs and training, royalties and license fees, depreciation of equipment used in operations, amortization of capitalized software costs and certain purchased intangible assets and related overhead costs.

Cost of revenue was $198.6 million for the six months ended July 31, 2012, a decrease of $22.9 million, or 10.3%, compared to the six months ended July 31, 2011. The decrease was attributable to declines in costs of $8.3 million, $8.9 million and $5.8 million at the Comverse BSS and Comverse VAS segments and Comverse Other, respectively, for the six months ended July 31, 2012 compared to the six months ended July 31, 2011.

Research and Development, Net

Research and development expenses, net primarily consist of personnel-related costs involved in product development, net of reimbursement under government programs. Research and development expenses also include third party development and programming costs and the amortization of purchased software code and services content used in research and development activities.

Research and development expenses, net, were $38.9 million for the six months ended July 31, 2012, a decrease of $9.9 million, or 20.2%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to declines of $14.5 million and $2.1 million at the Comverse BSS segment and Comverse Other, respectively, partially offset by an increase of $6.8 million at the Comverse VAS segment.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of compensation and related expenses of personnel, professional services, sales and marketing expenses, facility costs and unallocated overhead expenses.

Selling, general and administrative expenses were $79.5 million for the six months ended July 31, 2012, a decrease of $11.1 million, or 12.3%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to declines of $4.3 million, $0.7 million and $6.2 million at the Comverse BSS and the Comverse VAS segments and Comverse Other, respectively.

Other Operating Expenses

Other operating expenses consist of operating expenses not included in research and development, net and selling, general and administrative expenses and for the fiscal periods presented include primarily restructuring charges and impairments of intangible assets.

Other operating expenses consisting solely of restructuring charges for both periods. Restructuring charges were $1.1 million for the six months ended July 31, 2012, a decrease of $11.9 million, or 91.5%, compared to the six months ended July 31, 2011. The decrease was attributable to a decline at Comverse Other.

Loss from Operations

Loss from operations was $9.1 million for the six months ended July 31, 2012, a decline in loss of $19.0 million, or 67.6%, compared to the six months ended July 31, 2011. The decrease in loss was primarily attributable to a decline in loss from operations of $29.5 million at Comverse Other, partially offset by a decrease in income from operations of $6.9 million and $3.6 million at the Comverse BSS and Comverse VAS segments, respectively.

Interest Income

Interest income was $0.4 million for the six months ended July 31, 2012, a decrease of 49.8%, compared to the six months ended July 31, 2011.

Interest Expense

Interest expense was $0.4 million for the six months ended July 31, 2012, a decrease of $0.1 million, or 20.2%, compared to the six months ended July 31, 2011.

Interest Expense on Notes Payable to CTI

Interest expense on notes payable to CTI consists of interest expense payable by us to CTI under a promissory note dated January 11, 2011 and a revolving loan agreement dated May 9, 2012 (referred to as the loan agreement).

Interest expense on notes payable to CTI was $0.3 million for the six months ended July 31, 2012, an increase of 37.4%, compared to the six months ended July 31, 2011. For more information about this note and the loan agreement, see “—Liquidity and Capital Resources—Indebtedness—Note Payable to CTI” and “—Loan Agreement with CTI.”

Other Expense, Net

Other expense, net was $3.9 million for the six months ended July 31, 2012, an increase of $1.3 million, or 52.4%, compared to the six months ended July 31, 2011. The increase was primarily attributable to a $ 1.9 million increase in foreign currency losses.

Income Tax Provision

We recorded an income tax provision from continuing operations of $7.3 million for the six months ended July 31, 2012, representing an effective tax rate of (55.6)%, compared with an income tax provision from continuing operations of $11.9 million, representing an effective tax rate of (39.0)% for the six months ended July 31, 2011. During the six months ended July 31, 2012 and 2011, the effective tax rates were negative due to the fact that we reported income tax expense on combined pre-tax losses. We did not record an income tax benefit on the losses for the periods, primarily because we maintain valuation allowances against certain of our U.S. and foreign net deferred tax assets. The income tax provisions from continuing operations are comprised of income tax expense recorded in non-loss jurisdictions, withholding taxes and certain tax contingencies.

The change in our effective tax rate for the six months ended July 31, 2012, compared to the six months ended July 31, 2011 is primarily attributable to changes in the relative mix of income and losses across various jurisdictions.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, was $4.7 million for the six months ended July 31, 2012, compared to $3.2 million for the six months ended July 31, 2011. Income from discontinued operations represented the results of operations of Starhome for the six months ended July 31, 2012 and 2011 less applicable income taxes. For additional discussion, see note 12 to the interim condensed combined financial statements included elsewhere in this Information Statement.

Net Loss

Net loss was $15.8 million for the six months ended July 31, 2012, a decrease in loss of $23.3 million, or 59.6%, compared to the six months ended July 31, 2011 due primarily to the reasons discussed above.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest was $1.0 million for the six months ended July 31, 2012, a decrease of $0.4 million, or 28.2%, compared to the six months ended July 31, 2011. The decrease was attributable to a decrease in Starhome’s net income for the six months ended July 31, 2012 compared to the six months ended July 31, 2011.

Segment Results

Comverse BSS

	Six Months Ended July 31,		Change
	2012	2011	Amount	Percent
	(UNAUDITED)
	(Dollars in thousands)
Revenue:
Total revenue	$126,732	$160,672	$(33,940)	(21.1)%

Costs and expenses:
Cost of revenue	81,232	89,495	(8,263)	(9.2)%
Research and development, net	16,983	31,510	(14,527)	(46.1)%
Selling, general and administrative	9,488	13,755	(4,267)	(31.0)%

Total costs and expenses	107,703	134,760	(27,057)	(20.1)%

Income from operations	$19,029	$25,912	$(6,883)	(26.6)%

Computation of segment performance:
Segment revenue	$126,732	$160,672	$(33,940)	(21.1)%

Total costs and expenses	$107,703	$134,760	$(27,057)	(20.1)%
Segment expense adjustments:
Amortization of acquisition-related intangibles	8,072	8,996	(924)	(10.3)%
Compliance-related compensation and other expenses	678	2,067	(1,389)	(67.2)%
Impairment of property and equipment	1	—	1	N/M

Segment expense adjustments	8,751	11,063	(2,312)	(20.9)%

Segment expenses	98,952	123,697	(24,745)	(20.0)%

Segment performance	$27,780	$36,975	$(9,195)	(24.9)%

Revenue

Revenue from Comverse BSS customer solutions was $60.2 million for the six months ended July 31, 2012, a decrease of $25.9 million, or 30.1%, compared to the six months ended July 31, 2011. The decrease in revenue from Comverse BSS customer solutions was primarily attributable to a 20.6% decrease in revenue from customer acceptances and changes in scope and settlements of certain customer contracts.

Comverse BSS maintenance revenue was $66.6 million for the six months ended July 31, 2012, a decrease of $8.1 million, or 10.8%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to decreased collections that resulted in a delay in the recognition of revenue and timing of entering into renewals of maintenance contracts with customers.

Revenue by Geographic Region

Revenue in the Americas, Europe, Middle East and Africa (or EMEA) and Asia Pacific (or APAC) represented approximately 22%, 46% and 32% of Comverse BSS’s revenue, respectively, for the six months ended July 31, 2012 compared to approximately 20%, 54% and 26% of Comverse BSS’s revenue, respectively, for the six months ended July 31, 2011.

Europe continued to suffer from significant weakness in market conditions and, accordingly, European customers continued to closely monitor their costs and maintain lower levels of spending. In addition, the decrease in Comverse BSS’s revenue in Europe was impacted by changes in scope and settlements of certain customer contracts and timing of entering into renewals of maintenance contracts with customers. As a result,

Comverse BSS’s revenue from its European customers declined during the six months ended July 31, 2012 compared to the six months ended July 31, 2011. The increase in revenue as a percentage of total revenue for Comverse BSS in APAC was primarily attributable to an increase in revenue recognized due to continued customer acceptances in certain large-scale projects.

Foreign Currency Impact on Revenue

Fluctuations in the U.S. dollar relative to foreign currencies in which Comverse BSS conducted business for the six months ended July 31, 2012 compared to the six months ended July 31, 2011 unfavorably impacted revenue by $4.3 million.

Cost of Revenue

Cost of revenue was $81.2 million for the six months ended July 31, 2012, a decrease of $8.3 million, or 9.2%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to:

•	a $4.6 million decrease in material costs and overhead primarily due to decreased revenue and decreases in provisions for contract loss; and

•

a $3.0 million decrease in personnel-related costs principally due to workforce reductions as part of the Phase II Business Transformation. Fluctuations in foreign currency exchange rates had a favorable impact on personnel-related costs of approximately $1.4 million for the six months ended July 31, 2012.

Research and Development, Net

Research and development expenses, net, were $17.0 million for the six months ended July 31, 2012, a decrease of $14.5 million, or 46.1%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to an $11.9 million decrease in personnel-related costs and a $2.3 million decrease in allocated overhead costs relating to research and development, both principally due to workforce reductions as part of the Phase II Business Transformation.

Selling, General and Administrative

Selling, general and administrative expenses were $9.5 million for the six months ended July 31, 2012, a decrease of $4.3 million, or 31.0%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to:

•	a $1.6 million decrease in personnel-related costs principally due to workforce reductions as part of the Phase II Business Transformation;

•

a $1.6 million decrease in agent and employee sales commissions expense principally due to the mix of bookings generated from certain projects and in certain geographic locations with respect to which Comverse BSS pays lower sales commissions; and

•	a $0.4 million decrease in overhead allocations related to selling, general and administrative expenses.

Segment Performance

Segment performance was $27.8 million for the six months ended July 31, 2012 based on segment revenue of $126.7 million, representing a segment performance margin of 21.9% as a percentage of segment revenue. Segment performance was $37.0 million for the six months ended July 31, 2011 based on segment revenue of $160.7 million, representing a segment performance margin of 23.0% as a percentage of segment revenue. The decrease in segment performance margin was primarily attributable to the decrease in segment revenue, partially offset by a decrease in segment expenses for the six months ended July 31, 2012 compared to the six months ended July 31, 2011.

Comverse VAS

	Six Months Ended July 31,		Change
	2012	2011	Amount	Percent
	(UNAUDITED)
	(Dollars in thousands)
Revenue:
Total revenue	$157,211	$163,580	$(6,369)	(3.9)%

Costs and expenses:
Cost of revenue	86,799	95,690	(8,891)	(9.3)%
Research and development, net	19,462	12,649	6,813	53.9%
Selling, general and administrative	3,930	4,590	(660)	(14.4)%

Total costs and expenses	110,191	112,929	(2,738)	(2.4)%

Income from operations	$47,020	$50,651	$(3,631)	(7.2)%

Computation of segment performance:
Segment revenue	$157,211	$163,580	$(6,369)	(3.9)%

Total costs and expenses	$110,191	$112,929	$(2,738)	(2.4)%
Segment expense adjustments:
Compliance-related compensation and other expenses	916	1,236	(320)	(25.9)%
Impairment of property and equipment	—	5	(5)	N/M

Segment expense adjustments	916	1,241	(325)	(26.2)%

Segment expenses	109,275	111,688	(2,413)	(2.2)%

Segment performance	$47,936	$51,892	$(3,956)	(7.6)%

Revenue

Revenue from Comverse VAS customer solutions was $93.3 million for the six months ended July 31, 2012, an increase of $10.4 million, or 12.5%, compared to the six months ended July 31, 2011. The increase in revenue from Comverse VAS customer solutions was primarily attributable to:

•

a number of customer acceptances of large-scale deployments of next generation voicemail products (including visual voicemail) during the six months ended July 31, 2012 with no comparable customer acceptances in the six months ended July 31, 2011;

•	the timing of completion of project milestones; and

•	an increase in revenue recognized upon cash collection due to increased collections from customers.

Comverse VAS maintenance revenue was $64.0 million for the six months ended July 31, 2012, a decrease of $16.8 million, or 20.8%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to the timing of entering into renewals of maintenance contracts with customers and a decrease in maintenance revenue attributable to maintenance services provided to customers during the initial service period corresponding to a decline in new installed base value.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 42%, 31% and 27% of Comverse VAS’s revenue, respectively, for the six months ended July 31, 2012 compared to approximately 27%, 44% and 29% of Comverse VAS’s revenue, respectively, for the six months ended July 31, 2011.

The increase in revenue as a percentage of total revenue for Comverse VAS in the Americas was primarily attributable to significant revenue recognized due to customer acceptances in certain large-scale projects in the six months ended July 31, 2012, with no comparable customer acceptances in the six months ended July 31, 2011. The decrease in revenue for Comverse VAS in EMEA was primarily attributable to timing of certain customer acceptances and completion of project milestones.

Foreign Currency Impact on Revenue

Fluctuations in the U.S. dollar relative to foreign currencies in which Comverse VAS conducted business for the six months ended July 31, 2012 compared to the six months ended July 31, 2011 favorably impacted revenue by $0.6 million.

Cost of Revenue

Cost of revenue was $86.8 million for the six months ended July 31, 2012, a decrease of $8.9 million, or 9.3%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to:

•

a $6.5 million decrease in personnel-related costs principally due to workforce reductions as part of the Phase II Business Transformation. Fluctuations in foreign currency exchange rates had a favorable impact on personnel-related costs of approximately $0.7 million for the six months ended July 31, 2012; and

•	a $3.3 million decrease in allocation of overhead costs relating to cost of revenue.

These decreases were partially offset by a $1.8 million increase in contractor costs recorded based on progress of projects related to customer solutions.

Research and Development, Net

Research and development expenses, net, were $19.5 million for the six months ended July 31, 2012, an increase of $6.8 million, or 53.9%, compared to the six months ended July 31, 2011. The increase resulted primarily from a $3.9 million increase in personnel-related costs mainly due to increased research and development headcount attributable to the launch of two new services of VAS solution offerings and an increase of $1.9 million in allocated overhead costs relating to research and development, net, partially offset by improved operational efficiency as part of Phase II Business Transformation.

Selling, General and Administrative

Selling, general and administrative expenses were $3.9 million for the six months ended July 31, 2012, a decrease of $0.7 million, or 14.4%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to a $1.0 million decrease in agent and employee sales commissions expense principally due to the mix of bookings generated from certain projects and in certain geographic locations with respect to which Comverse VAS pays lower sales commission, partially offset by a $0.5 million increase in bad debt expenses.

Segment Performance

Segment performance was $47.9 million for the six months ended July 31, 2012 based on segment revenue of $157.2 million, representing a segment performance margin of 30.5% as a percentage of segment revenue. Segment performance was $51.9 million for the six months ended July 31, 2011 based on segment revenue of $163.6 million, representing a segment performance margin of 31.7% as a percentage of segment revenue. The decrease in segment performance margin was primarily attributable to the decrease in segment revenue, partially offset by a decrease in segment expenses for the six months ended July 31, 2012 and the six months ended July 31, 2011.

Comverse Other

	Six Months Ended July 31,		Change
	2012	2011	Amount	Percent
	(UNAUDITED)
	(Dollars in thousands)
Revenue:
Total revenue	$25,033	$21,567	$3,466	16.1%

Costs and expenses:
Cost of revenue	30,570	36,332	(5,762)	(15.9)%
Research and development, net	2,419	4,558	(2,139)	(46.9)%
Selling, general and administrative	66,079	72,274	(6,195)	(8.6)%
Other operating expenses	1,107	13,050	(11,943)	(91.5)%

Total costs and expenses	100,175	126,214	(26,039)	(20.6)%

Loss from operations	$(75,142)	$(104,647)	$29,505	(28.2)%

Computation of segment performance:
Segment revenue	$25,033	$21,567	$3,466	16.1%

Total costs and expenses	$100,175	$126,214	$(26,039)	(20.6)%
Segment expense adjustments:
Stock-based compensation expense	3,632	1,697	1,935	114.0%
Compliance-related professional fees	13	10,467	(10,454)	(99.9)%
Compliance-related compensation and other expenses	(41)	604	(645)	(106.8)%
Impairment of property and equipment	35	152	(117)	(77.0)%
Litigation settlements and related costs	(243)	474	(717)	(151.3)%
Restructuring charges	1,107	13,050	(11,943)	(91.5)%
Other	(208)	(47)	(161)	342.6%

Segment expense adjustments	4,295	26,397	(22,102)	(83.7)%

Segment expenses	95,880	99,817	(3,937)	(3.9)%

Segment performance	$(70,847)	$(78,250)	$7,403	9.5%

Revenue

Revenue includes revenue generated primarily by Comverse MI and our Netcentrex operations (or Netcentrex).

Total revenue was $25.0 million for the six months ended July 31, 2012, an increase of $3.5 million, or 16.1%, compared to the six months ended July 31, 2011. The increase was primarily attributable to revenue increases at Comverse MI and other miscellaneous operations of $2.1 million and $2.4 million, respectively, partially offset by a $1.0 million revenue decrease at Netcentrex. For the six months ended July 31, 2012 and 2011, Comverse MI’s total revenue were $11.9 million and $9.8 million, respectively, and Netcentrex’ total revenue were $9.8 million and $10.8 million, respectively.

Cost of Revenue

Cost of revenue is primarily attributable to Comverse MI and Netcentrex. Cost of revenue also includes shared services costs associated with percentage-of-completion projects, including at Comverse BSS and Comverse VAS.

Cost of revenue was $30.6 million for the six months ended July 31, 2012, a decrease of $5.8 million, or 15.9%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to:

•

a $4.0 million decrease in personnel-related costs relating to employees, whose personnel-related costs were included in Comverse Other for the six months ended July 31, 2011 and were transferred to specific projects at the Comverse BSS and Comverse VAS segments for the six months ended July 31, 2012; and

•	a $ 1.4 million decrease in contractor costs.

Research and Development, Net

Research and development expenses, net primarily include expenses incurred by our global corporate functions in connection with shared services provided to our operations, including Comverse BSS and Comverse VAS.

Research and development expenses, net, were $2.4 million for the six months ended July 31, 2012, a decrease of $2.1 million, or 46.9%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to a decrease in allocated overhead costs relating to research and development.

Selling, General and Administrative

Selling, general and administrative expenses consist of expenses incurred by our global corporate functions in connection with shared services provided to our operations, including, Comverse BSS and Comverse VAS.

Selling, general and administrative expenses were $66.1 million for the six months ended July 31, 2012, a decrease of $6.2 million, or 8.6%, compared to the six months ended July 31, 2011. The decrease was primarily attributable to:

•	a $10.5 million decrease in compliance-related professional fees in connection with CTI’s efforts to become current in its periodic reporting obligations under the federal securities laws; and

•	a $2.4 million decrease in personnel-related costs primarily due to workforce reductions.

These decreases were partially offset by:

•

a $5.5 million increase in agent and employee sales commissions due to the mix of bookings generated from certain projects and in certain geographic locations with respect to which we pay higher commissions; and

•	a $1.4 million increase in marketing and traveling expenses.

Other Operating Expenses

Other operating expenses were $1.1 million for the six months ended July 31, 2012, a decrease of $11.9 million, or 91.5%, compared to the six months ended July 31, 2011 due to lower restructuring charges.

Loss from Operations

Loss from operations was $75.1 million for the six months ended July 31, 2012, a decrease in loss of $29.5 million, or 28.2%, compared to the six months ended July 31, 2011 due primarily to the reasons discussed above. For the six months ended July 31, 2012 and 2011, Comverse MI had a loss from operations of $0.1 million and

$1.8 million, respectively. The decrease in loss was primarily attributable to a $2.1 million increase in total revenue partially offset by an increase in cost of revenue. For the six months ended July 31, 2012, Netcentrex had income from operations of $1.9 million for the six months ended July 31, 2012 compared to a loss from operations of $3.4 million for the six months ended July 31, 2011. The change was primarily attributable to a decrease in research and development expenses, net.

Segment Performance

Segment performance was a $70.8 million loss for the six months ended July 31, 2012, a decrease in loss of $7.4 million, or 9.5%, compared to the six months ended July 31, 2011. The decrease in loss was attributable to an increase in segment revenue and decrease in segment expenses, partially offset by a decrease in segment expense adjustments primarily related to restructuring charges and compliance-related professional fees.

Fiscal Year Ended January 31, 2012 Compared to Fiscal Year Ended January 31, 2011

Combined Results

	Fiscal Years Ended January 31,		Change
	2012	2011	Amount	Percent
	(Dollars in thousands)
Total revenue	$771,157	$862,836	$(91,679)	(10.6)%

Costs and expenses:
Cost of revenue	468,867	473,888	(5,021)	(1.1)%
Research and development, net	94,238	148,817	(54,579)	(36.7)%
Selling, general and administrative	175,882	269,973	(94,091)	(34.9)%
Other operating expenses	20,728	29,934	(9,206)	(30.8)%

Total costs and expenses	759,715	922,612	(162,897)	(17.7)%

Income (loss) from operations	11,442	(59,776)	71,218	(119.1)%

Interest income	1,755	1,717	38	2.2%
Interest expense	(953)	(900)	(53)	5.9%
Interest expense on note payable to CTI	(409)	(19)	(390)	N/M
Other expense, net	(7,192)	(3,645)	(3,547)	97.3%
Income tax provision	(25,291)	(30,118)	4,827	(16.0)%

Net loss from continuing operations	(20,648)	(92,741)	72,093	(77.7)%
Income from discontinued operations, net of tax	7,761	2,826	4,935	174.6%

Net loss	(12,887)	(89,915)	77,028	(85.7)%
Less: Net income attributable to noncontrolling interest	(2,574)	(1,030)	(1,544)	149.9%

Net loss attributable to Comverse, Inc.	$(15,461)	$(90,945)	$75,484	(83.0)%

Total Revenue

Total revenue for the fiscal year ended January 31, 2012 includes $48.9 million of additional revenue that was recognized as a result of the adoption of the new accounting guidance relating to revenue recognition. For a more comprehensive discussion, see “—Executive Summary—Adoption of New Revenue Recognition Guidance” and note 1 to the audited combined financial statements appearing elsewhere in this Information Statement.

Revenue from customer solutions was $448.8 million for the fiscal year ended January 31, 2012, a decrease of $83.0 million, or 15.6%, compared to the fiscal year ended January 31, 2011. The decrease was attributable to an $82.4 million and $11.7 million decline in customer solutions revenue at the Comverse VAS segment and

Comverse Other, respectively, partially offset by an $11.1 million increase in customer solutions revenue at the Comverse BSS segment. Revenue recognized using the percentage-of-completion method was $182.0 million and $140.4 million for the fiscal years ended January 31, 2012 and 2011, respectively, and comprised approximately 24% and 16% of total revenue for such periods, respectively.

Maintenance revenue was $322.4 million for the fiscal year ended January 31, 2012, a decrease of $8.6 million, or 2.6%, compared to the fiscal year ended January 31, 2011. This decrease was attributable to a $22.1 million decline in maintenance revenue at the Comverse VAS segment, partially offset by a $13.4 million increase in maintenance revenue at the Comverse BSS segment.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 25%, 50%, and 25% of our revenue, respectively, for the fiscal year ended January 31, 2012 compared to approximately 33%, 44%, and 23% of our revenue, respectively, for the fiscal year ended January 31, 2011. For additional information on our revenue by geographic region, see “Business—Domestic and International Sales and Long-Lived Assets” and Note 21 to the audited combined financial statements appearing elsewhere in this Information Statement.

Foreign Currency Impact on Revenue

Our functional currency for financial reporting purposes is the U.S. dollar. The majority of our revenue for the fiscal year ended January 31, 2012 was derived from transactions denominated in U.S. dollars. All other revenue was derived from transactions denominated in various foreign currencies, primarily the euro. Fluctuations in the U.S. dollar relative to foreign currencies in which we conducted business for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011 favorably impacted revenue by $10.2 million.

Foreign Currency Impact on Costs

A significant portion of our expenses, principally personnel-related costs, is incurred in NIS, whereas our functional currency for financial reporting purposes is the U.S. dollar. A strengthening of the NIS against the U.S. dollar would increase the U.S. dollar value of our expenses in Israel. We enter into foreign currency forward contracts to mitigate risk attributable to foreign currency exchange rate fluctuations.

Cost of revenue

Cost of revenue was $468.9 million for the fiscal year ended January 31, 2012, a decrease of $5.0 million, or 1.1%, compared to the fiscal year ended January 31, 2011. The decrease was attributable to declines in costs of $4.4 million and $7.9 million at the Comverse VAS segment and Comverse Other, respectively, partially offset by an increase in costs of $7.3 million at the Comverse BSS segment for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

Research and Development, Net

Research and development expenses, net were $94.2 million for the fiscal year ended January 31, 2012, a decrease of $54.6 million, or 36.7%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to a decline of $34.7 million and $17.0 million at the Comverse VAS segment and Comverse Other, respectively.

Selling, General and Administrative

Selling, general and administrative expenses were $175.9 million for the fiscal year ended January 31, 2012, a decrease of $94.1 million, or 34.9%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to a decline of $79.5 million and $13.9 million at Comverse Other and the Comverse VAS segment, respectively.

Other Operating Expenses

Other operating expenses were $20.7 million for the fiscal year ended January 31, 2012, a decrease of $9.2 million, or 30.8% compared to the fiscal year ended January 31, 2011. The decrease was attributable to a decline at Comverse Other.

Income (loss) from Operations

Income from operations was $11.4 million for the fiscal year ended January 31, 2012, a change of $71.2 million compared to a loss from operations of $59.8 million for the fiscal year ended January 31, 2011. The increase was primarily attributable to a decrease in loss from operations of $101.9 million at Comverse Other and an increase in income from operations of $20.7 million at the Comverse BSS segment, partially offset by a decrease in income from operations of $51.4 million at the Comverse VAS segment.

Interest Income

Interest income was $1.8 million for the fiscal year ended January 31, 2012, an increase of 2.2%, compared to the fiscal year ended January 31, 2011.

Interest Expense

Interest expense was $1.0 million for the fiscal year ended January 31, 2012, an increase of $0.1 million, or 5.9%, compared to the fiscal year ended January 31, 2011.

Interest Expense on Note Payable to CTI

Interest expense on note payable to CTI was $0.4 million for the fiscal year ended January 31, 2012, an increase of $0.4 million compared to fiscal year ended January 31, 2011. For more information about this note, see “—Liquidity and Capital Resources—Indebtedness—Note Payable to CTI.”

Other Expense, Net

Other expense, net was $7.2 million for the fiscal year ended January 31, 2012, an increase of $3.5 million, or 97.3%, compared to the fiscal year ended January 31, 2011. The increase was primarily attributable to a $1.7 million increase in foreign currency transaction losses.

Income Tax Provision

Income tax provision from continuing operations was $25.3 million for the fiscal year ended January 31, 2012, representing an effective tax rate of 544.7%, compared to income tax provision from continuing operations of $30.1 million, representing an effective tax rate of (48.1)% for the fiscal year ended January 31, 2011. During the fiscal year ended January 31, 2012 the effective tax rate was higher than the U.S. federal statutory rate of 35% and during the fiscal year ended January 31, 2011 the effective tax rate was negative primarily due to the mix of income and losses by jurisdiction and because we did not record an income tax benefit on losses in certain jurisdictions in which we maintain valuation allowances against certain of our U.S. and foreign net deferred tax assets. The income tax provision from continuing operations for the period is comprised of income tax expense recorded in non-loss jurisdictions, withholding taxes, and certain tax contingencies recorded in the fiscal years ended January 31, 2012 and 2011.

The change in our effective tax rate for the fiscal year ended January 31, 2012, compared to the fiscal year ended January 31, 2011 was primarily attributable to changes in the relative mix of income and losses across various jurisdictions.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, was $7.8 million for the fiscal year ended January 31, 2012, compared to $2.8 million for the fiscal year ended January 31, 2011. Income from discontinued operations represented the results of operations of Starhome for the fiscal years ended January 31, 2012 and 2011 less applicable income taxes. For additional discussion, see note 19 to the combined financial statements included in this Information Statement.

Net Loss

Net loss was $12.9 million for the fiscal year ended January 31, 2012, a decrease in loss of $77.0 million, or 85.7%, compared to the fiscal year ended January 31, 2011 due primarily to the reasons discussed above.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest was $2.6 million for the fiscal year ended January 31, 2012, an increase of $1.5 million, or 149.9%, compared to the fiscal year ended January 31, 2011. The increase was attributable to an increase in Starhome’s net income for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

Segment Results

Comverse BSS

	Fiscal Years Ended January 31,		Change
	2012	2011	Amount	Percent
		(Dollars in thousands)
Revenue:
Total revenue	$365,008	$340,502	$24,506	7.2%

Costs and expenses:
Cost of revenue	199,811	192,516	7,295	3.8%
Research and development, net	60,473	63,357	(2,884)	(4.6)%
Selling, general and administrative	27,629	28,275	(646)	(2.3)%

Total costs and expenses	287,913	284,148	3,765	1.3%

Income from operations	$77,095	$56,354	$20,741	36.8%

Computation of segment performance:
Segment revenue	$365,008	$340,502	$24,506	7.2%

Total costs and expenses	$287,913	$284,148	$3,765	1.3%

Segment expense adjustments:
Amortization of acquisition-related intangibles	17,308	18,505	(1,197)	(6.5)%
Compliance-related compensation and other expenses	2,203	1,557	646	41.5%
Impairment of property and equipment	170	—	170	N/M

Segment expense adjustments	19,681	20,062	(381)	(1.9)%

Segment expenses	268,232	264,086	4,146	1.6%

Segment performance	$96,776	$76,416	$20,360	26.6%

Revenue

Total revenue for the fiscal year ended January 31, 2012 includes $42.7 million of additional revenue that was recognized as a result of the adoption of the new accounting guidance relating to revenue recognition. For a more comprehensive discussion, see “—Executive Summary—Adoption of New Revenue Recognition Guidance” and note 1 to the audited combined financial statements appearing elsewhere in this Information Statement.

Revenue from Comverse BSS customer solutions was $210.0 million for the fiscal year ended January 31, 2012, an increase of $11.1 million, or 5.6%, compared to the fiscal year ended January 31, 2011. The increase in revenue from Comverse BSS customer solutions was primarily attributable to $42.7 million of additional revenue that was recognized as a result of the adoption of the new accounting guidance relating to revenue recognition. The increase was partially offset by lower volume of customer acceptances for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011. Revenue from customer acceptances decreased by approximately 13% for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011. Revenue from Comverse BSS customer solutions continued to be adversely affected by (i) the increasing complexity of project deployment resulting in extended periods of time required to complete project milestones and receive customer acceptance and (ii) lower volume of BSS projects in the current fiscal year resulting from lower customer order activity in recent years due to the global economic weakness.

Comverse BSS maintenance revenue was $155.0 million for the fiscal year ended January 31, 2012, an increase of $13.4 million, or 9.4%, compared to the fiscal year ended January 31, 2011. The increase was primarily attributable to an increase in the installed base of Comverse BSS customer solutions and increased collections that resulted in the recognition of additional revenue.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 19%, 53%, and 28% of Comverse BSS’s revenue, respectively, for the fiscal year ended January 31, 2012 compared to approximately 17%, 60%, and 23% of Comverse BSS’s revenue, respectively, for the fiscal year ended January 31, 2011.

The increase in revenue as a percentage of the total revenue for Comverse BSS in APAC was primarily attributable to significant revenue recognized due to customer acceptances in certain large-scale projects in the fiscal year ended January 31, 2012, with no comparable customer acceptances in the fiscal year ended January 31, 2011. Europe continued to suffer from significant weakness in market conditions and, accordingly, European customers continued to closely monitor their costs and maintain lower levels of spending. As a result, Comverse BSS’s revenue from its European customers declined during the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

Foreign Currency Impact on Revenue

Fluctuations in the U.S. dollar relative to foreign currencies in which Comverse BSS conducted business for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011 favorably impacted revenue by $4.7 million.

Cost of Revenue

Cost of revenue was $199.8 million for the fiscal year ended January 31, 2012, an increase of $7.3 million, or 3.8%, compared to the fiscal year ended January 31, 2011. The increase was primarily attributable to:

•	an $18.8 million increase in material costs and overhead due to increased revenue and lower margin projects; and

•	a $1.9 million increase in travel and entertainment expenses.

These increases were partially offset by:

•	a $10.8 million decrease in contractor costs due to increased use of company employees in lieu of contractors as part of cost savings initiatives; and

•	a $3.5 million decrease in allocated overhead costs relating to cost of revenue.

Research and Development, Net

Research and development expenses, net were $60.5 million for the fiscal year ended January 31, 2012, a decrease of $2.9 million, or 4.6%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to a $2.7 million decrease in personnel-related costs principally due to workforce reductions and a decline in compensation levels.

Selling, General and Administrative

Selling, general and administrative expenses were $27.6 million for the fiscal year ended January 31, 2012, a decrease of $0.6 million, or 2.3%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to workforce reductions and an overall reduction in sales commissions due to lower bookings.

Income from Operations

Income from operations was $77.1 million for the fiscal year ended January 31, 2012, an increase of $20.7 million, or 36.8%, compared to the fiscal year ended January 31, 2011 due primarily to the reasons described above.

Segment Performance

Segment performance was $96.8 million for the fiscal year ended January 31, 2012 based on segment revenue of $365.0 million, representing a segment performance margin of 26.5% as a percentage of segment revenue. Segment performance was $76.4 million for the fiscal year ended January 31, 2011 based on segment revenue of $340.5 million, representing a segment performance margin of 22.4% as a percentage of segment revenue. The increase in segment performance margin was primarily attributable to the increase in segment revenue partially offset by the increase in segment expenses for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

Comverse VAS

	Fiscal Years Ended January 31,		Change
	2012	2011	Amount	Percent
		(Dollars in thousands)
Revenue:
Total revenue	$356,413	$460,899	$(104,486)	(22.7)%

Costs and expenses:
Cost of revenue	195,088	199,537	(4,449)	(2.2)%
Research and development, net	25,416	60,156	(34,740)	(57.7)%
Selling, general and administrative	11,973	25,879	(13,906)	(53.7)%

Total costs and expenses	232,477	285,572	(53,095)	(18.6)%

Income from operations	$123,936	$175,327	$(51,391)	(29.3)%

Computation of segment performance:
Segment revenue	$356,413	$460,899	$(104,486)	(22.7)%

Total costs and expenses	$232,477	$285,572	$(53,095)	(18.6)%
Segment expense adjustments:
Compliance-related compensation and other expenses	1,789	330	1,459	N/M
Impairment of property and equipment	238	—	238	N/M

Segment expense adjustments	2,027	330	1,697	N/M

Segment expenses	230,450	285,242	(54,792)	(19.2)%

Segment performance	$125,963	$175,657	$(49,694)	(28.3)%

Revenue

Total revenue for the fiscal year ended January 31, 2012 includes $5.8 million of additional revenue that was recognized as a result of the adoption of the new accounting guidance relating to revenue recognition. For a more comprehensive discussion see “—Executive Summary—Adoption of New Revenue Recognition Guidance” and note 1 to the audited combined financial statements appearing elsewhere in this Information Statement.

Revenue from Comverse VAS customer solutions was $202.3 million for the fiscal year ended January 31, 2012, a decrease of $82.4 million, or 28.9%, compared to the fiscal year ended January 31, 2011. The decrease in revenue from Comverse VAS customer solutions was primarily attributable to a number of customer acceptances of large-scale deployments of next generation voicemail products (including visual voicemail) in connection with the launch of new smartphones and increasing use of smartphones by subscribers during the fiscal year ended January 31, 2011 with no comparable customer acceptances in the fiscal year ended January 31, 2012. In addition, revenue was impacted by the timing of customer acceptances in certain projects and the timing of completion of project milestones. Further, the implementation of Comverse’s strategy to pursue higher margin Comverse VAS projects led, as expected, to lower revenue.

Comverse VAS maintenance revenue was $154.1 million for the fiscal year ended January 31, 2012, a decrease of $22.1 million, or 12.5%, compared to the fiscal year ended January 31, 2011. The decrease was mainly due to a decline in maintenance revenue attributable to maintenance services provided to customers during the initial service period corresponding to the decline in revenue from VAS customer solutions and a decline in installed base value.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 30%, 45%, and 25% of Comverse VAS’s revenue, respectively, for the fiscal year ended January 31, 2012 compared to approximately 41%, 34%, and 25% of Comverse VAS’s revenue, respectively, for the fiscal year ended January 31, 2011.

The decrease in revenue as a percentage of total revenue for Comverse VAS in the Americas was primarily attributable to (i) significant revenue recognized due to customer acceptances in certain large-scale projects in the fiscal year ended January 31, 2011, with no comparable customer acceptances in the fiscal year ended January 31, 2012, and (ii) the implementation of our strategy to pursue higher margin Comverse VAS projects which, as expected, led to lower revenue. The increase in revenue for Comverse VAS in EMEA was primarily attributable to timing of certain acceptances.

Foreign Currency Impact on Revenue

Fluctuations in the U.S. dollar relative to foreign currencies in which Comverse VAS conducted business for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011 favorably impacted revenue by $4.2 million.

Cost of Revenue

Cost of revenue was $195.1 million for the fiscal year ended January 31, 2012, a decrease of $4.4 million, or 2.2%, compared to the fiscal year ended January 31, 2011.

The decrease was primarily attributable to:

•	a $14.7 million decrease in material costs and overhead primarily as a result of decreased revenue and inventory obsolescence; and

•	a $1.3 million decrease in travel and entertainment expenses as a result of cost saving initiatives.

The decrease was partially offset by increases in cost of revenue due to the transfer of certain research and development personnel to specific projects in connection with processes to improve operational efficiency as part of the implementation of the Phase II Business Transformation with the costs attributable to such personnel being recorded as cost of revenue in lieu of research and development expenses, net. These increases included:

•	a $9.0 million increase in allocated overhead costs relating to cost of revenue;

•	a $2.5 million increase in contractor costs recorded based on progress of projects related to customer solutions; and

•	a $0.8 million increase in personnel-related costs.

Research and Development, Net

Research and development expenses, net were $25.4 million for the fiscal year ended January 31, 2012, a decrease of $34.7 million, or 57.7%, compared to the fiscal year ended January 31, 2011. Research and development expenses, net were impacted by the transfer of certain research and development personnel to specific projects in connection with processes to improve operational efficiency as part of the implementation of the Phase II Business Transformation with the costs attributable to such personnel being recorded as cost of revenue in lieu of research and development expenses, net. The decrease in research and development expenses, net was primarily attributable to:

•	a $20.9 million decrease in personnel-related costs primarily due to workforce reductions, a decline in compensation levels and a decrease in research and development activity;

•	a $7.9 million decrease in allocated overhead costs relating to research and development due to a workforce reduction; and

•	a $4.0 million decrease in contractor costs due to a decrease in research and development activity.

Selling, General and Administrative

Selling, general and administrative expenses were $12.0 million for the fiscal year ended January 31, 2012, a decrease of $13.9 million, or 53.7%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to:

•	a $12.4 million decrease in personnel-related costs primarily due to workforce reductions and a decline in compensation levels; and

•	a $2.4 million decrease in overhead allocations related to selling, general and administrative expenses.

Income from Operations

Income from operations was $123.9 million for the fiscal year ended January 31, 2012, a decrease of $51.4 million, or 29.3% compared to the fiscal year ended January 31, 2011 due primarily to the reasons described above.

Segment Performance

Segment performance was $126.0 million for the fiscal year ended January 31, 2012 based on segment revenue of $356.4 million, representing a segment performance margin of 35.3% as a percentage of segment revenue. Segment performance was $175.7 million for the fiscal year ended January 31, 2011 based on segment revenue of $460.9 million, representing a segment performance margin of 38.1% as a percentage of segment revenue. The decrease in segment performance margin was primarily attributable to the decrease in segment revenues partially offset by the decrease in segment expenses for the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011.

Comverse Other

	Fiscal Years Ended January 31,		Change
	2012	2011	Amount	Percent
		(Dollars in thousands)
Revenue:
Total revenue	$49,736	$61,435	$(11,699)	(19.0)%

Costs and expenses:
Cost of revenue	73,968	81,835	(7,867)	(9.6)%
Research and development, net	8,349	25,304	(16,955)	(67.0)%
Selling, general and administrative	136,280	215,819	(79,539)	(36.9)%
Other operating expenses	20,728	29,934	(9,206)	(30.8)%

Total costs and expenses	239,325	352,892	(113,567)	(32.2)%

Loss from operations	$(189,589)	$(291,457)	$101,868	(35.0)%

Computation of segment performance:
Segment revenue	$49,736	$61,435	$(11,699)	(19.0)%

Total costs and expenses	$239,325	$352,892	$(113,567)	(32.2)%
Segment expense adjustments:
Stock-based compensation expense	3,660	2,439	1,221	50.1%
Compliance-related professional fees	10,901	82,136	(71,235)	(86.7)%
Compliance-related compensation and other expenses	2,727	2,655	72	2.7%
Impairment of property and equipment	1,923	—	1,923	N/M
Litigation settlements and related costs	804	—	804	N/M
Restructuring charges	20,728	29,934	(9,206)	(30.8)%
Gain on sale of land	—	(2,371)	2,371	N/M
Other	(48)	(1,402)	1,354	(96.6)%

Segment expense adjustments	40,695	113,391	(72,696)	(64.1)%

Segment expenses	198,630	239,501	(40,871)	(17.1)%

Segment performance	$(148,894)	$(178,066)	$29,172	(16.4)%

Revenue

Total revenue was $49.7 million for the fiscal year ended January 31, 2012, a decrease of $11.7 million, or 19.0%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to a $13.2 million revenue decline at Comverse MI partially offset by an increase in revenue of $3.3 million at Netcentrex. The decrease in revenue at Comverse MI was primarily attributable to a large customer acceptance of Comverse MI solutions during the fiscal year ended January 31, 2011 with no comparable customer acceptance in the fiscal year ended January 31, 2012. For the fiscal years ended January 31, 2012 and 2011, Comverse MI’s total revenue were $23.9 million and $37.1 million, respectively, and Netcentrex’ total revenue were $23.4 million and $20.1 million, respectively. Total revenue of Comverse MI for the fiscal year ended January 31, 2012 includes $0.4 million of additional revenue that was recognized as a result of the adoption of the new accounting guidance relating to revenue recognition. For a more comprehensive discussion, see “—Executive Summary—Adoption of New Revenue Recognition Guidance” and note 1 to the audited combined financial statements appearing elsewhere in this Information Statement.

Cost of Revenue

Cost of revenue was $74.0 million for the fiscal year ended January 31, 2012, a decrease of $7.9 million, or 9.6%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to:

•	a $6.7 million decrease in material costs primarily due to a decrease in provision for contract loss compared to the fiscal year ended January 31, 2011;

•	a $1.7 million decrease in contractor costs;

•	a $1.6 million decrease in allocated overhead costs relating to cost of revenue; and

•	a $1.5 million decrease in travel and entertainment expenses as a result of cost saving initiatives.

The decrease was partially offset by a $5.5 million increase in personnel-related costs due to the transfer of certain research and development personnel to specific projects in connection with processes to improve operational efficiency as part of the implementation of the Phase II Business Transformation with the personnel-related costs attributable to such personnel being recorded as cost of revenue in lieu of research and development expenses, net.

Research and Development, Net

Research and development expenses, net, were $8.3 million for the fiscal year ended January 31, 2012, a decrease of $17.0 million, or 67.0%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to:

•

a $6.2 million decrease in personnel-related costs due to a decrease in research and development activity, resulting in the transfer of certain research and development personnel to specific projects in connection with processes to improve operational efficiency as part of the implementation of the Phase II Business Transformation with the personnel-related costs attributable to such personnel being recorded in cost of revenue in lieu of research and development expenses, net; and

•	a $9.0 million decrease in personnel-related costs primarily due to a workforce reduction.

Selling, General and Administrative

Selling, general and administrative expenses were $136.3 million for the fiscal year ended January 31, 2012, a decrease of $79.5 million, or 36.9%, compared to the fiscal year ended January 31, 2011. The decrease was primarily attributable to a $71.2 million decrease in compliance-related professional fees. During the fiscal year ended January 31, 2012, compliance-related professional fees were incurred primarily in connection with the preparation of CTI’s 2010 Form 10-K (which was filed with the SEC on May 31, 2011), the Quarterly Report on

Form 10-Q for the fiscal quarter ended April 30, 2011 (which was filed with the SEC on June 22, 2011), the Quarterly Reports on Form 10-Q for the fiscal quarters ended April 30, 2010, July 31, 2010 and October 31, 2010 (which were filed with the SEC on July 28, 2011), the Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011 (which was filed timely with the SEC on September 8, 2011) and the Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2011 (which was filed timely with the SEC on December 12, 2011). Such fees were lower than the compliance-related professional fees incurred during the fiscal year ended January 31, 2011 in connection with CTI’s efforts to complete adjustments to its consolidated historical financial statements and evaluations of the application of U.S. GAAP, which were ultimately concluded with the filing of the Comprehensive Form 10-K with the SEC on October 4, 2010.

Other Operating Expenses

Other operating expenses were $20.7 million for the fiscal year ended January 31, 2012, a decrease of $9.2 million, or 30.8%. The decrease was primarily attributable to a decrease in restructuring charges due to higher personnel-related expenses incurred during the fiscal year ended January 31, 2011.

Loss from Operations

Loss from operations was $189.6 million for the fiscal year ended January 31, 2012, a decrease in loss of $101.9 million, or 35.0%, compared to the fiscal year ended January 31, 2011 due primarily to the reasons discussed above. For the fiscal year ended January 31, 2012, Comverse MI had a loss from operations of $0.7 million compared to income from operations of $15.5 million for the fiscal year ended January 31, 2011. The change was attributable to a $13.2 million decrease in total revenue and increases in cost of revenue and research and development expense, net. For the fiscal years ended January 31, 2012 and 2011, Netcentrex had a loss from operations of $4.3 million and $19.6 million, respectively. The decrease in loss was primarily attributable to a $3.3 million increase in total revenue, and $8.7 million decrease in selling general and administrative expenses, and a $5.3 million decrease in research and development expenses, net.

Segment Performance

Segment performance was a $148.9 million loss for the fiscal year ended January 31, 2012, a decrease in loss of $29.2 million, or 16.4%, compared to the fiscal year ended January 31, 2011. The decrease in loss was attributable to a decrease in segment expenses partially offset by a decrease in segment revenue.

Fiscal Year Ended January 31, 2011 Compared to Fiscal Year Ended January 31, 2010

Combined Results

	Fiscal Years Ended January 31,		Change
	2011	2010	Amount	Percent
		(Dollars in thousands)
Total revenue	$862,836	$794,787	$68,049	8.6%

Costs and expenses:
Cost of revenue	473,888	473,132	756	0.2%
Research and development, net	148,817	175,949	(27,132)	(15.4)%
Selling, general and administrative	269,973	341,294	(71,321)	(20.9)%
Other operating expenses	29,934	18,628	11,306	60.7%

Total costs and expenses	922,612	1,009,003	(86,391)	(8.6)%

Loss from operations	(59,776)	(214,216)	154,440	(72.1)%

Interest income	1,717	3,169	(1,452)	(45.8)%
Interest expense	(900)	(314)	(586)	186.6%
Interest (expense) income on notes (payable) receivable with CTI	(19)	4,845	(4,864)	(100.4)%
Other (expense) income, net	(3,645)	476	(4,121)	N/M
Income tax provision	(30,118)	(15,930)	(14,188)	89.1%

Net loss from continuing operations	(92,741)	(221,970)	129,229	(58.2)%
Income from discontinued operations, net of tax	2,826	3,049	(223)	(7.3)%

Net loss	(89,915)	(218,921)	129,006	(58.9)%
Less: net income attributable to noncontrolling interest	(1,030)	(1,071)	41	(3.8)%

Net loss attributable to Comverse, Inc.	$(90,945)	$(219,992)	$129,047	(58.7)%

Total Revenue

Revenue from customer solutions was $531.8 million for the fiscal year ended January 31, 2011, an increase of $64.3 million, or 13.7%, compared to the fiscal year ended January 31, 2010. The increase was primarily attributable to a $78.6 million increase in customer solutions revenue at the Comverse VAS segment, partially offset by a $17.3 million decrease in customer solutions revenue at the Comverse BSS segment. Revenue recognized using the percentage-of-completion method was $140.4 million and $131.2 million for the fiscal years ended January 31, 2011 and 2010, respectively, and comprised approximately 16% and 17% of total revenue for such periods, respectively.

Maintenance revenue was $331.1 million for the fiscal year ended January 31, 2011, an increase of $3.8 million, or 1.2%, compared to the fiscal year ended January 31, 2010. This increase was primarily attributable to an $8.7 million increase in maintenance revenue at the Comverse BSS segment, partially offset by a $2.6 million decrease in maintenance revenue at the Comverse VAS segment.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 33%, 44%, and 23% of our revenue, respectively, for the fiscal year ended January 31, 2011 compared to approximately 27%, 54%, and 19% of our revenue, respectively, for the fiscal year ended January 31, 2010. For additional information on our revenue by geographic region, see “Business—Domestic and International Sales and Long-Lived Assets” and Note 21 to the audited combined financial statements appearing elsewhere in this Information Statement.

Foreign Currency Impact on Revenue

Our functional currency for financial reporting purposes is the U.S. dollar. The majority of our revenue for the fiscal year ended January 31, 2011 was derived from transactions denominated in U.S. dollars. All other revenue was derived from transactions denominated in various foreign currencies, primarily the euro. Fluctuations in the U.S. dollar relative to foreign currencies in which we conducted business for the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010 unfavorably impacted revenue by $3.5 million.

Foreign Currency Impact on Costs

A significant portion of our expenses, principally personnel-related costs, is incurred in NIS, whereas our functional currency for financial reporting purposes is the U.S. dollar. A strengthening of the NIS against the U.S. dollar would increase the U.S. dollar value of our expenses in Israel. We enter into foreign currency forward contracts to mitigate risk attributable to foreign currency exchange rate fluctuations.

Cost of revenue

Cost of revenue was $473.9 million for the fiscal year ended January 31, 2011, an increase of $0.8 million, or 0.2%, compared to the fiscal year ended January 31, 2010. The increase was attributable to increase in costs of $10.7 million and $1.2 million at the Comverse VAS segment and Comverse Other, respectively, partially offset by a decrease in costs of $11.1 million at the Comverse BSS segment for the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010.

Research and Development, Net

Research and development expenses, net were $148.8 million for the fiscal year ended January 31, 2011, a decrease of $27.1 million, or 15.4%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to declines at the Comverse VAS segment and Comverse Other of $11.6 million and $9.9 million, respectively.

Selling, General and Administrative

Selling, general and administrative expenses were $270.0 million for the fiscal year ended January 31, 2011, a decrease of $71.3 million, or 20.9%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to a $62.6 million decline at Comverse Other.

Other Operating Expenses

Other operating expenses were $29.9 million for the fiscal year ended January 31, 2011, an increase of $11.3 million, or 60.7%, compared to the fiscal year ended January 31, 2010. The increase was attributable to Comverse Other.

Loss from Operations

Loss from operations was $59.8 million for the fiscal year ended January 31, 2011, a decrease in loss of $154.4 million, or 72.1%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to $81.6 million, $60.7 million and $12.2 million decreases in loss at the Comverse VAS segment, Comverse Other and the Comverse BSS segment, respectively.

Interest Income

Interest income was $1.7 million for the fiscal year ended January 31, 2011, a decrease of $1.5 million, or 45.8%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to lower cash and cash equivalents during the fiscal year ended January 31, 2011 compared to the prior fiscal year.

Interest Expense

Interest expense was $0.9 million for the fiscal year ended January 31, 2011, an increase of $0.6 million, or 186.6%, compared to the fiscal year ended January 31, 2010.

Interest (Expense) Income on Notes (Payable) Receivable with CTI

Interest expense on note payable to CTI was $19,000 for the fiscal year ended January 31, 2011, a change of $4.9 million, compared to interest income on note receivable from CTI of $4.9 million for the fiscal year ended January 31, 2010. The change was attributable to the repayment of a promissory note by CTI in October 2009.

Other (Expense) Income, Net

Other expense, net was $3.6 million for the fiscal year ended January 31, 2011, a change of $4.1 million compared to other income, net of $0.5 million for the fiscal year ended January 31, 2010. The change was primarily attributable to a $3.3 million increase in currency transaction losses.

Income Tax Provision

Income tax provision from continuing operations was $30.1 million for the fiscal year ended January 31, 2011, representing an effective tax rate of (48.1)%, compared to an income tax provision from continuing operations of $15.9 million, representing an effective tax rate of (7.7)% for the fiscal year ended January 31, 2010. The effective tax rate for both fiscal years was negative primarily due to the mix of income and losses by jurisdiction and because we did not record an income tax benefit on losses in certain jurisdictions in which we maintain valuation allowances against certain of our U.S. and foreign net deferred tax assets. The income tax provision from continuing operations for the period is comprised of income tax expense recorded in non-loss jurisdictions, withholding taxes, and certain tax contingencies recorded in the fiscal years ended January 31, 2011 and 2010.

The change in our effective tax rate for the fiscal year ended January 31, 2011, compared to the fiscal year ended January 31, 2010 is primarily attributable to changes in the relative mix of income and losses across various jurisdictions.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax, was $2.8 million for the fiscal year ended January 31, 2011, compared to $3.0 million for the fiscal year ended January 31, 2010. Income from discontinued operations represented the results of operations of Starhome for the fiscal years ended January 31, 2011 and 2010 less applicable income taxes. For additional discussion, see note 19 to the combined financial statements included in this Information Statement.

Net Loss

Net loss was $89.9 million for the fiscal year ended January 31, 2011, a decrease in loss of $129.0 million, or 58.9%, compared to the fiscal year ended January 31, 2010 due primarily to the reasons discussed above.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest was $1.0 million for the fiscal year ended January 31, 2012, a decrease of 3.8% compared to the fiscal year ended January 31, 2011.

Segment Results

Comverse BSS

	Fiscal Years Ended January 31,		Change
	2011	2010	Amount	Percent
	(Dollars in thousands)
Revenue:
Total revenue	$340,502	$349,089	$(8,587)	(2.5)%

Costs and expenses:
Cost of revenue	192,516	203,644	(11,128)	(5.5)%
Research and development, net	63,357	68,996	(5,639)	(8.2)%
Selling, general and administrative	28,275	32,284	(4,009)	(12.4)%

Total costs and expenses	284,148	304,924	(20,776)	(6.8)%

Income from operations	$56,354	$44,165	$12,189	27.6%

Computation of segment performance:
Segment revenue	$340,502	$349,089	$(8,587)	(2.5)%

Total costs and expenses	$284,148	$304,924	$(20,776)	(6.8)%
Segment expense adjustments:
Amortization of acquisition-related intangibles	18,505	18,672	(167)	(0.9)%
Compliance-related compensation and other expenses	1,557	2,879	(1,322)	(45.9)%
Acquisition-related charges	—	54	(54)	N/M

Segment expense adjustments	20,062	21,605	(1,543)	(7.1)%

Segment expenses	264,086	283,319	(19,233)	(6.8)%

Segment performance	$76,416	$65,770	$10,646	16.2%

Revenue

Revenue from Comverse BSS customer solutions was $198.8 million for the fiscal year ended January 31, 2011, a decrease of $17.3 million, or 8.0%, compared to the fiscal year ended January 31, 2010. The decrease in revenue from Comverse BSS customer solutions was primarily attributable to (i) increasing complexity of project deployment resulting in extended periods of time required to complete project milestones and receive customer acceptance, and (ii) lower volume of Comverse BSS projects in the fiscal year ended January 31, 2011 resulting from reduced customer order activity in the preceding years due to the global economic weakness.

Comverse BSS maintenance revenue was $141.7 million for the fiscal year ended January 31, 2011, an increase of $8.7 million, or 6.6%, compared to the fiscal year ended January 31, 2010. The increase was primarily attributable to an increase in the installed base of Comverse BSS customer solutions.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 17%, 60%, and 23% of Comverse BSS’s revenue, respectively, for the fiscal year ended January 31, 2011 compared to approximately 17%, 63%, and 20% of Comverse BSS’s revenue, respectively, for the fiscal year ended January 31, 2010. During the fiscal year ended January 31, 2011, revenue by geographic region was impacted by the market conditions therein. Europe continued to suffer from significant weakness in market conditions and, accordingly, European customers continued to closely monitor their costs and maintain lower levels of spending. As a result, Comverse BSS’s revenue from its European customers declined during the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010.

Foreign Currency Impact on Revenue

Fluctuations in the U.S. dollar relative to foreign currencies in which Comverse BSS conducted business for the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010 unfavorably impacted revenue by $1.2 million.

Cost of Revenue

Cost of revenue was $192.5 million for the fiscal year ended January 31, 2011, a decrease of $11.1 million, or 5.5%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to:

•	a $7.4 million decrease in contractor costs due to project completion and increased use of company employees in lieu of contractors as part of cost saving initiatives;

•	a $2.7 million decrease in general and administrative expense related to cost of revenue;

•

a $1.0 million decrease in personnel-related costs principally due to a $2.3 million decrease in workforce reductions associated with restructuring initiatives and a decline in compensation levels, partially offset by fluctuations in foreign currency exchange rates which had an unfavorable impact on personnel-related costs of approximately $1.3 million for the fiscal year ended January 31, 2011; and

•	a $0.9 million decrease in travel and entertainment expenses as a result of cost saving initiatives.

Research and Development, Net

Research and development expenses, net were $63.4 million for the fiscal year ended January 31, 2011, a decrease of $5.6 million, or 8.2%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to:

•

a $4.8 million decrease in personnel-related costs primarily due to workforce reductions associated with restructuring initiatives and a decline in compensation levels. Fluctuations in foreign currency exchange rates had an unfavorable impact on personnel-related costs of approximately $0.5 million for the fiscal year ended January 31, 2011;

•	a $1.0 million decrease in general and administrative expenses relating to research and development; and

•	a $0.4 million decrease in other costs, including travel and entertainment and depreciation, as a result of cost saving initiatives and reduced capital expenditures.

These decreases were partially offset by a $0.6 million increase in contractor costs.

Selling, General and Administrative

Selling, general and administrative expenses were $28.3 million for the fiscal year ended January 31, 2011, a decrease of $4.0 million, or 12.4%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to:

•

a $1.7 million decrease in agent and employee sales commissions principally due to a decrease in bookings generated from certain projects and in certain geographic locations with respect to which Comverse BSS pays higher commissions to sales agents and, to a lesser extent, a decrease in sales commissions paid to employees as a result of a shift in product and project mix due to products and projects with respect to which Comverse BSS pays lower sales commissions compared to the fiscal year ended January 31, 2010;

•

a $0.8 million decrease in personnel-related costs primarily due to workforce reductions associated with restructuring initiatives and a decline in compensation levels. Fluctuations in foreign currency exchange rates had an immaterial impact on personnel-related costs for the fiscal year ended January 31, 2011;

•	a $0.7 million decrease in bad debt expense primarily due to an improved collection process and fluctuations in foreign currency exchange rates; and

•	a $0.4 million decrease in marketing and advertising costs as a result of cost saving initiatives.

Income from Operations

Income from operations was $56.4 million for the fiscal year ended January 31, 2011, an increase of $12.2 million, or 27.6%, compared to the fiscal year ended January 31, 2010 due primarily to the reasons described above.

Segment Performance

Segment performance was $76.4 million for the fiscal year ended January 31, 2011 based on segment revenue of $340.5 million, representing a segment performance margin of 22.4% as a percentage of segment revenue. Segment performance was $65.8 million for the fiscal year ended January 31, 2010 based on segment revenue of $349.1 million, representing a segment performance margin of 18.8% as a percentage of segment revenue. The increase in segment performance margin was primarily attributable to the decrease in segment expenses for the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010.

Comverse VAS

	Fiscal Years Ended January 31,		Change
	2011	2010	Amount	Percent
	(Dollars in thousands)
Revenue:
Total revenue	$460,899	$384,965	$75,934	19.7%

Costs and expenses:
Cost of revenue	199,537	188,885	10,652	5.6%
Research and development, net	60,156	71,779	(11,623)	(16.2)%
Selling, general and administrative	25,879	30,553	(4,674)	(15.3)%

Total costs and expenses	285,572	291,217	(5,645)	(1.9)%

Income from operations	$175,327	$93,748	$81,579	87.0%

Computation of segment performance:
Segment revenue	$460,899	$384,965	$75,934	19.7%

Total costs and expenses	$285,572	$291,217	$(5,645)	(1.9)%
Segment expense adjustments:
Compliance-related compensation and other expenses	330	2,462	(2,132)	(86.6)%

Segment expense adjustments	330	2,462	(2,132)	(86.6)%

Segment expenses	285,242	288,755	(3,513)	(1.2)%

Segment performance	$175,657	$96,210	$79,447	82.6%

Revenue

Revenue from Comverse VAS customer solutions was $284.8 million for the fiscal year ended January 31, 2011, an increase of $78.6 million, or 38.1%, compared to the fiscal year ended January 31, 2010. The increase in revenue from Comverse VAS customer solutions was primarily attributable to a number of large deployments of next generation voicemail products (including visual voicemail) by customers in connection with the launch of new smartphones and increasing use of smartphones by subscribers. During the fiscal year ended January 31, 2011, however, revenue from VAS customer solutions continued to be adversely affected by (i) the continuance of the weakness in the global economy in certain regions and the resulting lower levels of spending by telecommunication service providers located in such regions, (ii) the continued proliferation of alternative messaging applications, such as SMS text messaging, in part as an attractive substitute for voicemail usage, (iii) the continued maturation of the wireless services industry, particularly as it relates to voice-based services such as voicemail, resulting in a decreasing rate of growth in the subscriber base of Comverse’s telecommunication service provider customers and in their capital spending budgets, and (iv) increased competition in certain product areas from low-cost service providers, particularly in emerging markets.

Comverse VAS maintenance revenue was $176.1 million for the fiscal year ended January 31, 2011, a decrease of $2.6 million, or 1.4%, compared to the fiscal year ended January 31, 2010. The decrease was mainly due to a decline in maintenance revenue attributable to maintenance services provided to customers during the initial service period as a result of a slight decline in the installed base value.

Revenue by Geographic Region

Revenue in the Americas, EMEA and APAC represented approximately 41%, 34%, and 25% of Comverse VAS’s revenue, respectively, for the fiscal year ended January 31, 2011 compared to approximately 34%, 46%, and 20% of Comverse VAS’s revenue, respectively, for the fiscal year ended January 31, 2010.

During the fiscal year ended January 31, 2011, revenue by geographic region was impacted by the market conditions therein. Comverse VAS’s revenue increased in North America and APAC, regions in which general market conditions improved. The increase in revenue in North America was primarily attributable to a number of large deployments of next generation voicemail products (including visual voicemail) by customers in connection with the launch of new smartphones and increasing use of smartphones by subscribers. Europe continued to suffer from significant weakness in market conditions and, accordingly, European customers continued to closely monitor their costs and maintain lower levels of spending. As a result, Comverse VAS’s revenue from its European customers declined during the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010.

Foreign Currency Impact on Revenue

Fluctuations in the U.S. dollar relative to foreign currencies in which Comverse VAS conducted business for the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010 unfavorably impacted revenue by $1.7 million.

Cost of Revenue

Cost of revenue was $199.5 million for the fiscal year ended January 31, 2011, an increase of $10.7 million, or 5.6%, compared to the fiscal year ended January 31, 2010. The increase was primarily attributable to a $15.7 million increase in material costs and overhead, of which $25.7 million was attributable to increased revenue, partially offset by a decline in cost of revenue due to higher margin projects.

This increase was partially offset by:

•	a $2.6 million decrease in allocated overhead costs relating to cost of revenue;

•	a $2.1 million decrease in other costs, including travel and entertainment and depreciation, as a result of cost saving initiatives and reduced capital expenditures; and

•	a $0.9 million decrease in personnel-related costs primarily due to fluctuations in foreign currency exchange rates.

Research and Development, Net

Research and development expenses, net were $60.2 million for the fiscal year ended January 31, 2011, a decrease of $11.6 million, or 16.2%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to:

•	a $3.2 million decrease in depreciation as a result of reduced capital expenditures and write-off of assets no longer in use;

•	a $3.0 million decrease in contractor costs due to a decrease in research and development activity;

•	a $2.8 million decrease in allocated overhead costs relating to research and development due to workforce reductions; and

•

a $2.3 million decrease in personnel-related costs primarily due to workforce reductions associated with restructuring initiatives and a decline in compensation levels. Fluctuations in foreign currency exchange rates had an unfavorable impact on personnel-related costs of approximately $1.7 million for the fiscal year ended January 31, 2011.

Selling, General and Administrative

Selling, general and administrative expenses were $25.9 million for the fiscal year ended January 31, 2011, a decrease of $4.7 million, or 15.3%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to:

•

a $4.3 million decrease in personnel-related costs primarily due to workforce reductions associated with restructuring initiatives and a decline in compensation levels. Fluctuations in foreign currency exchange rates had an unfavorable impact on personnel-related costs of approximately $0.6 million for the fiscal year ended January 31, 2011;

•	a $1.2 million decrease in overhead allocations related to selling, general and administrative expenses; and

•	a $1.0 million decrease in bad debt expense primarily due to an improved collection process and fluctuations in foreign currency exchange rates.

These decreases were offset primarily by a $2.8 million increase in agent and employee sales commissions principally due to overall increase in business activities.

Income from Operations

Income from operations was $175.3 million for the fiscal year ended January 31, 2011, an increase of $81.6 million, or 87.0%, compared to the fiscal year ended January 31, 2010 due primarily to the reasons described above.

Segment Performance

Segment performance was $175.7 million for the fiscal year ended January 31, 2011 based on segment revenue of $460.9 million, representing a segment performance margin of 38.1% as a percentage of segment revenue. Segment performance was $96.2 million for the fiscal year ended January 31, 2010 based on segment revenue of $385.0 million, representing a segment performance margin of 25.0% as a percentage of segment revenue. The increase in segment performance margin was primarily attributable to the increase in segment revenue as well as a decrease in segment expenses for the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010.

Comverse Other

	Fiscal Years Ended January 31,		Change
	2011	2010	Amount	Percent
		(Dollars in thousands)
Revenue:
Total revenue	$61,435	$60,733	$702	1.2%

Costs and expenses:
Cost of revenue	81,835	80,603	1,232	1.5%
Research and development, net	25,304	35,174	(9,870)	(28.1)%
Selling, general and administrative	215,819	278,457	(62,638)	(22.5)%
Other operating expenses	29,934	18,628	11,306	60.7%

Total costs and expenses	352,892	412,862	(59,970)	(14.5)%

Loss from operations	$(291,457)	$(352,129)	$60,672	(17.2)%

Computation of segment performance:
Segment revenue	$61,435	$60,733	$702	1.2%

Total costs and expenses	$352,892	$412,862	$(59,970)	(14.5)%
Segment expense adjustments:
Stock-based compensation expense	2,439	4,170	(1,731)	(41.5)%
Amortization of acquisition-related intangibles	—	3,286	(3,286)	(100.0)%
Compliance-related professional fees	82,136	113,306	(31,170)	(27.5)%
Compliance-related compensation and other expenses	2,655	5,396	(2,741)	(50.8)%
Impairment charges	—	3,356	(3,356)	N/M
Impairment of property and equipment	—	2,906	(2,906)	N/M
Acquisition-related charges	—	(157)	157	N/M
Restructuring charges	29,934	15,272	14,662	96.0%
Gain on sale of land	(2,371)	—	(2,371)	N/M
Other	(1,402)	831	(2,233)	(268.7)%

Segment expense adjustments	113,391	148,366	(34,975)	(23.6)%

Segment expenses	239,501	264,496	(24,995)	(9.5)%

Segment performance	$(178,066)	$(203,763)	$25,697	(12.6)%

Revenue

Total revenue was $61.4 million for the fiscal year ended January 31, 2011, an increase of $0.7 million, or 1.2%, compared to the fiscal year ended January 31, 2010. The increase was primarily attributable to a $7.2 million increase in Comverse MI’s total revenue and a $2.4 million increase in total revenue from other miscellaneous operations, partially offset by an $8.9 million decrease in Netcentrex’s total revenue. The increase in Comverse MI revenue was mainly attributable to a large customer acceptance of Comverse MI solutions during the fiscal year ended January 31, 2011. The decline in Netcentrex’s revenue was mainly due to continued weakness in market conditions, increased competition from low-cost service providers and resulting pricing pressures. For the fiscal years ended January 31, 2011 and 2010, Comverse MI’s total revenue were $37.1 million and $29.9 million, respectively, and Netcentrex’s total revenue were $20.1 million and $29.0 million, respectively.

Cost of Revenue

Cost of revenue was $81.8 million for the fiscal year ended January 31, 2011, an increase of $1.2 million, or 1.5%, compared to the fiscal year ended January 31, 2010. The increase was primarily attributable to:

•	a $7.2 million increase in material and overhead costs primarily due to an increase in provision for contract loss; and

•

a $5.6 million increase in overhead allocations relating to research and development due to an increase in percentage-of-completion projects in the fiscal year ended January 31, 2011 compared to the fiscal year ended January 31, 2010.

The increase was partially offset by:

•	a $3.3 million decrease in Netcentrex’s amortization as a result of impairment of intangible assets in the fiscal year ended January 31, 2010;

•	a $3.7 million decrease in certain VAT exposures that met the statute of limitations in the current fiscal year; and

•	a $1.9 million decrease in overhead allocation.

Research and Development, Net

Research and development expenses, net, were $25.3 million for the fiscal year ended January 31, 2011, a decrease of $9.9 million, or 28.1%, compared to the fiscal year ended January 31, 2010. The decrease was primarily attributable to:

•

a $5.7 million decrease in personnel-related costs due to a decrease in research and development activity, resulting in the transfer of certain research and development personnel to specific projects in connection with processes to improve operational efficiency as part of the implementation of the Phase II Business Transformation with the personnel-related costs attributable to such personnel being recorded in cost of revenue in lieu of research and development expenses and workforce reduction associated with restructuring initiatives;

•	a $1.7 million decrease in overhead allocation relating to research and development; and

•	a $1.2 million decrease in personnel-related costs primarily due to workforce reductions.

Selling, General and Administrative

Selling, general and administrative expenses were $215.8 million for the fiscal year ended January 31, 2011, a decrease of $62.6 million, or 22.5%, compared to the fiscal year ended January 31, 2010.

The decrease was primarily attributable to:

•

a $31.2 million decrease in compliance-related professional fees due to lower overall compliance-related professional fees and a decline in the percentage of costs allocated to Comverse Other in connection with CTI’s efforts to complete adjustments to its consolidated historical financial statements and evaluations of the application of U.S. GAAP, which were ultimately concluded in the filing with the SEC of the Comprehensive Form 10-K for the fiscal years ended January 31, 2009, 2008, 2007 and 2006 on October 4, 2010 and the Annual Report on Form 10-K for the fiscal year ended January 31, 2010 on January 25, 2011. The decrease in the percentage of compliance-related professional fees allocated to Comverse Other is attributable to the completion of most of the work required for the preparation of our financial information in the fiscal year ended January 31, 2010;

•	an $18.7 million decrease in agent and employee sales commissions principally due to a decrease in bookings generated from certain projects and in certain geographic locations with respect to which we pay higher commissions to sales agents and, to a lesser extent, a decrease in sales commissions paid to employees principally as a result of a shift in product and project mix during the fiscal year ended January 31, 2011 to products and projects with respect to which we pay lower sales commissions compared to the fiscal year ended January 31, 2010;

•	a $9.3 million decrease in personnel-related costs primarily due to workforce reductions associated with restructuring initiatives and a decline in compensation levels; and

•	a $4.5 million decrease in contractor costs due to increased use of company employees in lieu of contractors as part of cost savings initiatives.

Other Operating Expenses

Other operating expenses were $29.9 million for the fiscal year ended January 31, 2011, an increase of $11.3 million, or 60.7%, compared to the fiscal year ended January 31, 2010. The increase was primarily attributable to a $14.7 million increase in restructuring charges due to higher personnel-related expenses incurred during the fiscal year ended January 31, 2010, partially offset by a $3.4 million reduction in charges for impairment of other intangible assets that we recorded for the fiscal year ended January 31, 2010.

Loss from Operations

Loss from operations was $291.5 million for the fiscal year ended January 31, 2011, a decrease in loss of $60.7 million, or 17.2%, compared to the fiscal year ended January 31, 2010 primarily due to the reasons described above. For the fiscal years ended January 31, 2011 and 2010, Comverse MI had income from operations of $15.5 million and $8.5 million, respectively. The increase was primarily attributable to a $7.2 million increase in Comverse MI total revenue. For the fiscal years ended January 31, 2011 and 2010, Netcentrex had loss from operations of $19.6 million and $24.8 million, respectively. The decrease in loss was primarily attributable to a decrease in research and development expenses, net and selling, general and administrative expenses, partially offset by an $8.8 million decrease in total revenue.

Segment Performance

Segment performance was a $178.1 million loss for the fiscal year ended January 31, 2011, a decrease in loss of $25.7 million, or 12.6%, compared to the loss for the fiscal year ended January 31, 2010. The decrease in loss was attributable to a decrease in segment expenses and a slight increase in segment revenue.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal sources of liquidity historically have consisted of cash and cash equivalents, cash flows from operations, including changes in working capital, borrowings from CTI, our parent company, and the sale of investments and assets. We believe that our future sources of liquidity will include cash and cash equivalents, and may include new borrowings, cash generated from asset divestitures, or proceeds from the issuance of equity or debt securities.

During the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, our principal uses of liquidity were to fund operating expenses, make capital expenditures, repay indebtedness, and pay significant professional fees and other expenses in connection with CTI’s efforts to become current in, and continue to meet its periodic reporting obligations under, the federal securities laws. In addition, we expended resources and made investments to improve our internal control over financial reporting through the hiring of additional experienced finance and accounting personnel, redesigning of processes, implementing accounting and finance systems and performing additional business analytics. These expenses declined significantly for the six months ended

July 31, 2012 compared to the six months ended July 31, 2011 and in the fiscal year ended January 31, 2012 compared to the fiscal year ended January 31, 2011. Following the share distribution, we will not incur expenses in connection with CTI’s periodic reporting requirements. However, we expect that following the share distribution, our accounting, tax and legal fees associated with compliance with our periodic reporting obligations under federal securities laws and maintenance of internal control over financial reporting will increase.

Financial Condition

Cash and Cash Equivalents

As of July 31, 2012, we had cash, cash equivalents, bank time deposits and restricted cash of approximately $153.9 million, compared to approximately $199.4 million as of January 31, 2012. In connection with the completion of the share distribution, we expect to receive from CTI a cash capital contribution currently estimated at $22.6 million and all indebtedness payable by us to CTI is expected to be settled through a capital contribution to our equity by CTI. In addition, we expect to receive $32.4 million of net cash consideration upon consummation of the Starhome Disposition and $5.0 million will be held in escrow pursuant to the terms of the Starhome Share Purchase Agreement to cover potential post-closing indemnification claims. Any cash balance remaining following the escrow period will be released to us.

During the six months ended July 31, 2012, we made the following significant disbursements:

•	approximately $3.9 million paid for special retention bonuses; and

•	approximately $3.5 million in restructuring payments, including for workforce reduction initiatives.

In addition, during the six months ended July 31, 2012, we experienced negative cash flows from operations.

Restricted Cash

Restricted cash aggregated $37.6 million and $38.6 million as of July 31, 2012 and January 31, 2012, respectively. Restricted cash includes compensating cash balances related to existing lines of credit and deposits that are pledged as collateral or restricted for use to settle specified performance guarantees to customers and vendors, letters of credit, foreign currency transactions in the ordinary course of business and pending tax judgments.

Liquidity Forecast

We currently forecast that available cash and cash equivalents will be sufficient to meet the liquidity needs, including capital expenditures, for at least the next 12 months.

Management’s current forecast is based upon a number of assumptions including, among others: continued implementation of initiatives to reduce operating costs; restricted cash and bank time deposits in amounts consistent with current levels; slight reductions in the unrestricted cash levels required to support the working capital needs of the business; reductions in compliance-related costs and other professional fees; and intra-quarter working capital fluctuations consistent with historical trends. Management believes that the above-noted assumptions are reasonable. However, should one or more of the assumptions prove incorrect, or should one or more of the risks or uncertainties described in “Risk Factors” materialize, we may experience a shortfall in the cash required to support working capital needs.

Sources of Liquidity

The following is a discussion that highlights our primary sources of liquidity, cash and cash equivalents, and changes in those amounts due to operations, financing, and investing activities and the liquidity of our investments.

Cash Flows

Six Months Ended July 31, 2012 Compared to Six Months Ended July 31, 2011

	Six Months Ended July 31,
	2012	2011
	(In thousands)
Net cash used in operating activities	$(50,496)	$(38,034)
Net cash used in investing activities	(2,955)	(10,750)
Net cash provided by (used in) financing activities	11,137	(4,216)
Net cash (used in) provided by discontinued operations	(3,117)	3,776
Effects of exchange rates on cash and cash equivalents	(2,092)	6,084

Net decrease in cash and cash equivalents	(47,523)	(43,140)
Cash and cash equivalents, beginning of period including cash of discontinued operations	193,192	213,038

Cash and cash equivalents, end of period including cash of discontinued operations	145,669	169,898
Less: Cash and cash equivalents of discontinued operations, end of period	(29,349)	(24,985)

Cash and cash equivalents, end of period	$116,320	$144,913

Operating Cash Flows

Our operating cash flows vary significantly from period to period based on timing of collections of accounts receivable, receipts of deposits on work-in-process and achievement of milestones. During the six months ended July 31, 2012, we used net cash of $50.5 million for operating activities. Net cash used in operating activities was primarily attributable to a decrease in deferred revenue, an increase in accounts receivable and a net loss for the six months ended July 31, 2012.

Such cash used in operating activities was partially offset by non-cash charges and a decrease in deferred cost of revenue.

Investing Cash Flows

During the six months ended July 31, 2012, net cash used in investing activities was $3.0 million. Net cash used in investing activities was primarily attributable to $3.3 million of cash used for capital expenditures, including purchases of property and equipment.

Financing Cash Flows

During the six months ended July 31, 2012, net cash provided by financing activities was $11.1 million. Net cash provided by financing activities was primarily attributable to (i) $9.5 million of borrowings under notes payable to CTI and (ii) a $1.7 million increase in net investment of CTI.

Effects of Exchange Rates on Cash and Cash Equivalents

The majority of our cash and cash equivalents are denominated in U.S. dollars. However, due to the nature of our global business, we also hold cash denominated in other currencies, primarily the euro, the NIS and the British pound. For the six months ended July 31, 2012, the fluctuation in foreign currency exchange rates had an unfavorable impact of $2.1 million on cash and cash equivalents.

Fiscal Year Ended January 31, 2012 Compared to Fiscal Year Ended January 31, 2011

	Fiscal Years Ended January 31,
	2012	2011
	(In thousands)
Net loss	$(12,887)	$(89,915)
Non-cash charges	42,047	47,723

Net income (loss) after non-cash charges add-back	29,160	(42,192)
Changes in operating assets and liabilities	(42,521)	(65,202)

Net cash used in operating activities	(13,361)	(107,394)
Net cash (used in) provided by investing activities	(8,210)	38,855
Net cash used in financing activities	(12,392)	(59,146)
Net cash provided by discontinued operations	11,257	8,331
Effects of exchange rates on cash and cash equivalents	2,860	2,981

Net decrease in cash and cash equivalents	(19,846)	(116,373)
Cash and cash equivalents, beginning of year including cash of discontinued operations	213,038	329,411

Cash and cash equivalents, end of year including cash of discontinued operations	193,192	213,038
Less: Cash and cash equivalents of discontinued operations, end of year	(32,466)	(21,209)

Cash and cash equivalents, end of year	$160,726	$191,829

Operating Cash Flows

During the fiscal year ended January 31, 2012, we used net cash of $13.4 million for operating activities. Net cash used in operating activities was primarily attributable to:

•	a $70.9 million decrease in deferred revenue; and

•	a $33.4 million decrease in accounts payable and accrued expenses.

Cash used in operating activities was partially offset by:

•	a $37.8 million decrease in deferred cost of revenue;

•	$29.2 million of net income after non-cash charges add-back; and

•	a $22.2 million decrease in accounts receivable.

Investing Cash Flows

During the fiscal year ended January 31, 2012, net cash used in investing activities was $8.2 million. Net cash used in investing activities was primarily attributable to (i) $5.4 million of cash used for capital expenditures and (ii) $4.4 million net increase in restricted cash and bank time deposits. These cash outflows were partially offset by asset sale proceeds of $1.4 million.

Financing Cash Flows

During the fiscal year ended January 31, 2012, net cash used in financing activities was $12.4 million. Net cash used in financing activities was primarily attributable to (i) a $7.9 million decrease in net investment of CTI, and (ii) $6.0 million of repayment of borrowings under a line of credit. These cash outflows were partially offset by $1.5 million of borrowing under a note payable to CTI.

Effects of Exchange Rates on Cash and Cash Equivalents

The majority of our cash and cash equivalents are denominated in the U.S. dollar. However, due to the nature of our global business, we also hold cash denominated in other currencies, primarily the euro, the NIS and the British pound. For the fiscal year ended January 31, 2012, the fluctuation in foreign currency exchange rates had a favorable impact of $2.9 million on cash and cash equivalents.

Fiscal Year Ended January 31, 2011 Compared to Fiscal Year Ended January 31, 2010

	Fiscal Years Ended January 31,
	2011	2010
	(In thousands)
Net loss	$(89,915)	$(218,921)
Non-cash charges	47,723	78,634

Net loss after non-cash charges add-back	(42,192)	(140,287)
Changes in operating assets and liabilities:	(65,202)	(37,937)

Net cash used in operating activities	(107,394)	(178,224)
Net cash provided by investing activities	38,855	96,716
Net cash used in financing activities	(59,146)	(5,156)
Net cash provided by discontinued operations	8,331	4,217
Effects of exchange rates on cash and cash equivalents	2,981	5,059

Net decrease in cash and cash equivalents	(116,373)	(77,388)
Cash and cash equivalents, beginning of year including cash of discontinued operations	329,411	406,799

Cash and cash equivalents, end of year including cash of discontinued operations	213,038	329,411
Less: Cash and cash equivalents of discontinued operations, end of year	(21,209)	(12,878)

Cash and cash equivalents, end of year	$191,829	$316,533

Operating Cash Flows

During the fiscal year ended January 31, 2011, we used net cash of $107.4 million for operating activities. Net cash used in operating activities was primarily attributable to a $112.9 million decrease in deferred revenue, a $30.1 million decrease in accounts payable and accrued expenses and $42.2 million net loss after non-cash charges add-back. Cash used in operating activities was partially offset by a $27.2 million decrease in deferred cost of revenue, a $19.6 million decrease in prepaid expenses and other current assets, a $16.6 million decrease in accounts receivable and a $13.6 million decrease in other assets and liabilities.

Investing Cash Flows

During the fiscal year ended January 31, 2011, cash provided by investing activities was $38.9 million. Net cash provided by investing activities was primarily attributable to proceeds of $27.3 million received from asset sales mainly related to the sale of land in Ra’anana, Israel and a $22.7 million decrease in restricted cash and bank time deposits. These increases were partially offset by $11.2 million of cash used for capital expenditures.

Financing Cash Flows

During the fiscal year ended January 31, 2011, cash used in financing activities was $59.1 million primarily attributable to $72.1 million decrease in investment by CTI and $6.0 million of cash used to repay borrowings under a line of credit. These cash outflows were partially offset by $12.0 million of proceeds from new borrowings under a line of credit and $7.0 million of borrowing under a note payable to CTI.

Effects of Exchange Rates on Cash and Cash Equivalents

The majority of our cash and cash equivalents are denominated in the U.S. dollar. However, due to the nature of our global business, we also hold cash denominated in other currencies, primarily the euro, the NIS and the British pound. For the fiscal year ended January 31, 2011, the fluctuation in foreign currency exchange rates had a favorable impact of $3.0 million on cash and cash equivalents primarily due to the weakening of the U.S. dollar relative to the major foreign currencies we held during the fiscal year.

Merger of CTI and Verint

Under the Verint Merger Agreement, CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against us by CTI and its affiliates (including Verint after the Verint Merger), and any cash balance remaining in such escrow fund 18 months after the closing of the Verint Merger will be released to us. The escrow funds cannot be used for claims related to the Israeli optionholder suit.

Indebtedness

Comverse Ltd. Lines of Credit

As of July 31, 2012 and January 31, 2012, Comverse Ltd., our wholly-owned Israeli subsidiary, had a $20.0 million line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings. The line of credit bears no interest and is subject to renewal on an annual basis. Comverse Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of July 31, 2012 and January 31, 2012, Comverse Ltd. had utilized $17.5 million and $17.8 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

As of July 31, 2012 and January 31, 2012, Comverse Ltd. had an additional line of credit with a bank for $8.0 million, to be used for borrowings, various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. The line of credit bears no interest other than on borrowings thereunder and is subject to renewal on an annual basis. Borrowings under the line of credit bear interest at an annual rate of London Interbank Offered Rate (or LIBOR) plus a variable margin determined based on the bank’s underlying cost of capital. Comverse Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts borrowed or utilized under the line of credit. As of July 31, 2012 and January 31, 2012, Comverse Ltd. had no outstanding borrowings under the line of credit. As of July 31, 2012 and January 31, 2012, Comverse Ltd. had utilized $7.0 million and $3.3 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Comverse Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks were classified as “Restricted cash and bank time deposits” and long-term restricted cash included in “Other Assets” within the combined balance sheets as of July 31, 2012 and January 31, 2012.

Note Payable to CTI

On January 11, 2011, we entered into a promissory note to borrow up to $10.0 million from CTI, with the note scheduled to mature on January 11, 2016. Borrowings may be prepaid by us without penalty. The contractual interest rate applicable to borrowings under this promissory note is LIBOR plus 4.0%. The interest expense for the six months ended July 31, 2012 and the fiscal year ended January 31, 2012 was negligible and the amount owed to CTI as of July 31, 2012 and January 31, 2012, including accrued interest, was approximately $9.3 million and $8.5 million, respectively. Upon completion of the share distribution, this note will be settled through a capital contribution to our equity by CTI.

Loan Agreement with CTI

On May 9, 2012, we entered into a revolving loan agreement (referred to as the loan agreement) with CTI, pursuant to which CTI extended us a $25.0 million revolving credit facility. Borrowings under the loan agreement are to be used to fund our operating expenses and working capital needs. As of July 31, 2012, $9.0 million of borrowings were outstanding under the loan agreement. Loans disbursed under the loan agreement mature on May 9, 2013, unless extended by CTI.

The commitment period under the loan agreement terminates on the earlier of (a) November 9, 2012, (b) the date upon which we and CTI cease to be affiliates, (c) the effective date of the share distribution, and (d) CTI’s contribution to our capital of substantially all of CTI’s cash in anticipation of the share distribution. CTI’s funding obligation under the loan agreement is subject to certain conditions, including us providing CTI with a budget acceptable to CTI in its sole and absolute discretion.

Borrowings under the loan agreement bear interest at the one-month LIBOR plus 4.00%. The loan agreement provides for the mandatory prepayment of the principal and interest outstanding under the loan agreement with all cash swept from our bank accounts from time to time in accordance with our cash management operations with CTI.

Our obligations under the loan agreement are unsecured. The loan agreement does not contain any restrictive covenants but does contain customary events of default.

Upon completion of the share distribution, loans outstanding under the loan agreement will be settled through a capital contribution to our equity by CTI.

Restructuring Initiatives

We review our business, manage costs and align resources with market demand. As a result, we have taken several actions to improve our cash position, reduce fixed costs, eliminate redundancies, strengthen operational focus and better position us to respond to market pressures or unfavorable economic conditions. While such restructuring initiatives are expected to have positive impact on our operating cash flows in the long term, they also have led and will lead to some charges. For more information relating to our restructuring initiatives, including our financial obligations in respect thereof, see note 6 to the interim condensed combined financial statements and note 10 to the audited combined financial statements appearing elsewhere in this Information Statement.

Business Transformation

During the second half of the fiscal year ended January 31, 2011, we commenced certain initiatives to improve our cash position, including a plan to restructure our operations with a view towards aligning operating costs and expenses with anticipated revenue. We successfully implemented the first phase of such plan commencing in the third quarter of the fiscal year ended January 31, 2011, significantly reducing our annualized operating costs. During the fiscal year ended January 31, 2012, we implemented the Phase II Business Transformation that focuses on process reengineering to maximize business performance, productivity and operational efficiency. As part of the Phase II Business Transformation, we restructured our operations into new business units that are designed to improve operational efficiency and business performance. One of the primary purposes of the Phase II Business Transformation is to solidify our leadership in BSS and leverage the growth in mobile data usage, while maintaining our leading market position in VAS and implementing further cost savings through operational efficiencies and strategic focus. In relation to these restructuring plans, we recorded severance-related costs of $ 0.5 million, $12.6 million and $11.6 million for the six months ended July 31, 2012 and the fiscal years ended January 31, 2012 and 2011, respectively, and facilities-related costs of $0.2 million for each of the fiscal years ended January 31, 2012 and 2011. During the six months ended July 31, 2012, we paid severance related costs of $2.9 million. During the fiscal years ended January 31, 2012 and 2011, we paid severance-related costs of $12.4 million and $9.1 million, respectively, and facilities-related costs of $0.3 million and $0.1 million, respectively. We substantially completed our implementation of the Phase II Business Transformation.

Netcentrex 2010 Initiative

During the fiscal year ended January 31, 2011, our management, as part of initiatives to improve focus on our core business and to maintain our ability to face intense competitive pressures in our markets, approved the first phase of a restructuring plan to eliminate staff positions primarily located in France. During the fiscal year ended January 31, 2012, we began the second phase of our Netcentrex restructuring plan. In relation to these initiatives, we recorded severance and facilities-related costs of $0.9 million for the six months ended July 31, 2012. In addition, we recorded severance-related costs of $7.6 million and $10.9 million for the fiscal years ended January 31, 2012 and 2011, respectively, and facilities-related costs of $0.1 million in the fiscal year ended January 31, 2012. During the six months ended July 31, 2012 and the fiscal years ended January 31, 2012 and 2011, we paid severance-related costs of $0.6 million, $9.3 million and $8.0 million, respectively. The remaining costs of $1.2 million relating to the Netcentrex second phase are expected to be substantially paid by January 31, 2013. As part of its commitment to its customers, Netcentrex is providing, and is expected to continue to provide, maintenance, support and certain other services to address the ongoing needs of its existing customer base.

Guarantees and Restrictions on Access to Subsidiary Cash

Guarantees

We provide certain customers in the ordinary course of business with financial performance guarantees, which in certain cases are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized and accounted for as restricted cash and bank time deposits. We are only liable for the amounts of those guarantees in the event of our nonperformance, which would permit the customer to exercise the guarantee. As of July 31, 2012 and January 31, 2012 and 2011, we believe that we were in compliance with our performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on our combined results of operations, financial position or cash flows. We also obtained bank guarantees primarily to provide customer assurance relating to the performance of certain obligations required by customer agreements for the guarantee of certain payment obligations. These guarantees, which aggregated $29.0 million and $27.2 million as of July 31, 2012 and January 31, 2012, respectively, are generally scheduled to be released upon our performance of specified contract milestones, a majority of which are scheduled to be completed at various dates through January 31, 2013 and 2016, respectively.

Dividends from Subsidiaries

Starhome is precluded from paying cash dividends to its shareholders without the approval of certain minority shareholders pursuant to its investment agreements and without the consent of Fortissimo pursuant to the Starhome Share Purchase Agreement. In addition, the ability of our Israeli subsidiaries to pay dividends is governed by Israeli law, which provides that dividends may be paid by an Israeli corporation only out of earnings as defined in accordance with the Israeli Companies Law of 1999, provided that there is no reasonable concern that such payment will cause such subsidiary to fail to meet its current and expected liabilities as they come due.

We operate our business internationally. A significant portion of our cash and cash equivalents are held by various foreign subsidiaries. As of July 31, 2012 and January 31, 2012 and 2011, cash and cash equivalents held by our foreign subsidiaries was $99.6 million, $142.3 million and $159.5 million, respectively. If cash and cash equivalents held outside the United States are distributed to the United States resident corporate parents in the form of dividends or otherwise, we may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. We may incur substantial withholding taxes if we repatriate our cash from certain foreign subsidiaries.

OFF-BALANCE SHEET ARRANGEMENTS

We lease certain of our current facilities, furniture, and equipment under non-cancelable operating lease agreements. We are typically required to pay property taxes, insurance, and normal maintenance costs for these facilities.

We provide certain customers in the ordinary course of business with financial performance guarantees. See “—Liquidity and Capital Resources—Guarantees and Restrictions on Access to Subsidiary Cash—Guarantees,” note 18 to the interim condensed combined financial statements and note 24 to the audited combined financial statements appearing elsewhere in this Information Statement.

In the normal course of business, we provide indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of our products. In addition, to the extent permitted under state laws or other applicable laws, following the share distribution, we intend to enter into agreements in which we will agree to indemnify our directors and officers for certain events or occurrences while the director or officer is, or was, serving at our request in such capacity. For more information relating to indemnification agreements, see note 18 to the interim condensed combined financial statements and note 24 to the audited combined financial statements appearing elsewhere in this Information Statement.

As of July 31, 2012 and January 31, 2012, we did not have any off-balance sheet arrangements that we believe have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

The following table presents our contractual obligations as of January 31, 2012:

	Payments due by period
Contractual obligations	Total	< 1 year	1–3 years	3–5 years	> 5 years
	(In thousands)
Long-term debt obligations(1)	$8,536	$—	$—	$8,536	$—
Operating lease obligations(2)	50,775	18,734	22,785	8,191	1,065
Purchase obligations(3)	29,112	23,177	5,935	—	—
Other current and long-term liabilities	247	30	—	217	—

Total(4)	$88,670	$41,941	$28,720	$16,944	$1,065

(1)	Consists of borrowings outstanding as of January 31, 2012 under the note payable to CTI dated January 11, 2011. As of July 31, 2012, $9.3 million of borrowings were outstanding under such note. Excludes $9.0 million of borrowings outstanding as of July 31, 2012 under a $25.0 million loan agreement with CTI, dated May 9, 2012. Immediately prior to the share distribution, borrowings under the note payable to CTI and the loan agreement will be settled through a capital contribution to our equity by CTI. See “—Liquidity and Capital Resources—Indebtedness.”
(2)	Excludes an annual base rent of $5.1 million payable under a lease agreement entered into in May 2012 for the lease of a facility in Raanana, Israel, intended to replace our existing office space in Tel Aviv, Israel. The term of the lease is for ten years, expected to commence in October 2014.
(3)	Purchase obligations include agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions, and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.
(4)	Our combined balance sheet as of January 31, 2012 includes $96.5 million of non-current tax liabilities for uncertain tax positions. The specific timing of any cash payments, if any, relating to this obligation cannot be projected with reasonable certainty and, therefore, no amounts for this obligation are included in the table set forth above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our combined financial position and results of operations. We seek to minimize these risks through regular operating and financing activities, and when deemed appropriate, through the use of derivative financial instruments, including foreign currency forward contracts and interest swap agreements. It is our policy to enter into derivative transactions only to the extent considered necessary to meet our risk management objectives. We do not purchase, hold or sell derivative financial instruments for trading or speculative purposes.

Investments

Cash, Cash Equivalents, Restricted Cash and Bank Time Deposits

We invest in cash, cash equivalents and short-term investments. Cash primarily consists of cash on hand and bank deposits. Cash equivalents primarily consist of interest-bearing money market accounts, commercial paper, agency notes and other highly liquid investments with an original maturity of three months or less when purchased. Restricted cash and bank time deposits include compensating cash balances related to existing lines of credit and deposits that are pledged as collateral or restricted for use to settle specified performance guarantees to customers and vendors, letters of credit, foreign currency transactions in the ordinary course of business and pending tax judgments. Restricted bank time deposits generally consist of certificates of deposit with original maturities of twelve months or less. Interest rate changes could result in an increase or decrease in interest income we generate from these interest-bearing assets. Our cash, cash equivalents, restricted cash and bank time deposits are primarily maintained at high credit-quality financial institutions around the world. We maintain cash and cash equivalents in U.S. dollars and in foreign currencies, which are subject to risks related to foreign currency exchange rate fluctuations. The primary objective of our investment activities is the preservation of principal while maximizing investment income in accordance with our prescribed risk management profile. We have investment guidelines relative to diversification and maturities designed to maintain safety and liquidity.

As of July 31, 2012 and January 31, 2012, we had cash and cash equivalents totaling approximately $116.3 million and $160.7 million, respectively, and restricted cash and bank time deposits of $28.6 million and $28.9 million, respectively. In addition, we had $9.0 million and $9.8 million of restricted cash classified as a long-term asset as of July 31, 2012 and January 31, 2012, respectively.

Interest Rate Risk on Our Investments

To provide a meaningful assessment of the interest rate risk associated with our investment portfolio, we performed a sensitivity analysis to determine the impact a change in interest rates would have on the value of the investment portfolio assuming an average short-term interest rate increase or decrease of 0.5%, or 50 basis points, relative to average rates realized during the six months ended July 31, 2012 and the fiscal year ended January 31, 2012. Such a change would cause our interest income from cash and cash equivalents and short-term investments for the six months ended July 31, 2012 and the fiscal year ended January 31, 2012 to increase by approximately $0.3 million and $0.9 million, respectively, or decrease by approximately $0.3 million and $0.7 million, respectively.

Foreign Currency Exchange Rate Risk

Although we engage in hedging activities, we are subject to risk related to foreign currency exchange rate fluctuations. The functional currency for most of our significant foreign subsidiaries is the respective local currency, of which the notable exceptions are our subsidiaries in Israel, whose functional currencies are the U.S. dollar. We are exposed to foreign currency exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries into U.S. dollars for reporting purposes. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries’ financial statements into U.S. dollars results in a gain or loss which is recorded as a component of accumulated other comprehensive income within equity.

Our international operations subject us to risks associated with currency fluctuations. Most of our revenue is denominated in U.S. dollars, while a significant portion of our operating expenses, primarily labor expenses, are denominated in the local currencies where our foreign operations are located, primarily Israel. As a result, our combined U.S. dollar operating results are subject to the potentially adverse impact of fluctuations in foreign currency exchange rates between the U.S. dollar and the other currencies in which we conduct business.

In addition, we have certain assets and liabilities that are denominated in currencies other than the respective entity’s functional currency. Changes in the functional currency value of these assets and liabilities create fluctuations that result in gains or losses. We recorded foreign currency transaction gains and losses, realized and unrealized, in other income (expense), net in the combined statements of operations. We recorded net foreign currency transaction losses of $3.7 million and $5.9 million in the six months ended July 31, 2012 and the fiscal year ended January 31, 2012, respectively.

As of July 31, 2012 and January 31, 2012, we had $23.4 and $36.6 million notional amount of foreign currency forward contracts, respectively.

A sensitivity analysis was performed on all of our foreign exchange derivatives as of July 31, 2012 and January 31, 2012. A 10% increase in the value of the U.S. dollar would lead to a decrease in the fair value of our hedging instruments as of July 31, 2012 and January 31, 2012 by approximately $3.0 million and $2.9 million, respectively. Conversely, a 10% decrease in the value of the U.S. dollar would result in an increase in the fair value of these financial instruments as of July 31, 2012 and January 31, 2012 by approximately $1.5 million and $4.5 million, respectively.

The counterparties to these foreign currency forward contracts are multinational commercial banks. While we believe the risk of counterparty nonperformance, including our own, is not material, the recent volatility in the global financial markets has impacted some of the financial institutions with which we do business. A sustained decline in the financial stability of financial institutions as a result of volatility in the financial markets could affect our ability to secure creditworthy counterparties for our foreign currency hedging programs.

European Debt Exposure

As of July 31, 2012 and January 31, 2012, we did not have any direct or indirect investments in the sovereign debt, corporations, or financial institutions in Greece, Portugal, Italy or Spain. We do maintain cash balances with European financial institutions as part of our European operations.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The accounting estimates and judgments discussed in this section are those that we consider to be most critical to understand our combined financial statements (or the financial statements), because they involve significant judgments and uncertainties. More specifically, the accounting estimates and judgments outlined below are critical because they can materially affect our operating results and financial condition, inasmuch as they require management to make difficult and subjective judgments regarding uncertainties. Many of these estimates include determinations of fair value. All of these estimates reflect our best judgment about current and, for some estimates, future, economic and market conditions and effects based on information available to us as of the date of the accompanying financial statements. As a result, the accuracy of these estimates and the likelihood of future changes depend on a range of possible outcomes and a number of underlying variables, some of which are beyond our control. See also note 1 to the audited combined financial statements appearing elsewhere in this Information Statement for additional information on the significant accounting estimates and judgments underlying the financial results disclosed in our combined financial statements.

Revenue Recognition

We report our revenue in two categories: (i) product revenue, including hardware and software products; and (ii) service revenue, including revenue from professional services, training services and post-contract customer support (or PCS). Professional services primarily include installation, customization and consulting services. Revenue arrangements may include one of these single elements, or may incorporate one or more elements in a single transaction or combination of related transactions.

In September 2009, the FASB issued revenue recognition guidance applicable to multiple element arrangements, which:

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applies to multiple element revenue arrangements that contain both software and hardware elements, focusing on determining which revenue arrangements are within the scope of the software revenue guidance; and

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addresses how to separate consideration related to each element in a multiple element arrangement, excluding software arrangements, and establishes a hierarchy for determining the selling price of an element. It also eliminates the residual method of allocation by requiring that arrangement consideration be allocated at the inception of the arrangement to all elements using the relative selling price method.

We adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after February 1, 2011.

Multiple element arrangements entered into or materially modified on or after February 1, 2011 that include hardware which functions together with software to provide the essential functionality of the product are accounted under the FASB’s new guidance applicable to multiple element arrangements. Multiple element arrangements entered into prior to February 1, 2011 and not materially modified on or after February 1, 2011 are accounted for in accordance with the FASB’s guidance relating to revenue recognition for software arrangements as the software component of most of our multiple element arrangements is more than incidental to the products being sold.

For arrangements that do not require significant customization of the underlying software, we recognize revenue when we have persuasive evidence of an arrangement, the product has been shipped and the services have been provided to the customer, the sales price is fixed or determinable, collectability is probable, and all pertinent criteria are met as required by the FASB’s guidance.

For multiple element arrangements entered into prior to February 1, 2011 and not materially modified on or after February 1, 2011, we allocate revenue to the delivered elements of the arrangement using the residual method, whereby revenue is allocated to the undelivered elements based on vendor specific objective evidence (or VSOE) of fair value of the undelivered elements with the remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If we are unable to establish VSOE of fair value for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is PCS, we recognize the arrangement fee ratably over the PCS period.

For multiple element arrangements entered into or materially modified after February 1, 2011 that include hardware which functions together with software to provide the essential functionality of the product, we allocate revenue to each element based on its selling price. The selling price used for each element is based on VSOE of fair value, if available, third party evidence (“TPE”) of fair value if VSOE is not available, or our best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, we evaluate whether each element has stand-alone value as defined in the FASB’s guidance. Given that the hardware and software function together to provide the essential functionality of the product and each element is critical to the overall tangible product sold, neither the software nor the hardware have stand-alone value. Professional services performed prior to the product’s acceptance do not have stand-alone value and are therefore combined with the related hardware and software as one non-software deliverable. After determining the fair value for each deliverable, the arrangement consideration is allocated using the relative selling price method. Revenue is recognized accordingly for each deliverable once the respective revenue recognition criteria are met for that deliverable.

The majority of multiple element arrangements contain at least two of the following elements: (1) tangible product (hardware, software, and professional services performed prior to the product’s acceptance), (2) post-contract support (PCS), (3) training, and (4) post acceptance services. Our tangible products are rarely sold separately. In addition, our tangible products are complex, and contain a high degree of customizations such that we are unable to demonstrate pricing within a pricing range to establish BESP as very few contracts are comparable. Therefore, we have concluded that cost plus a target gross profit margin provides the best estimate of the selling price.

PCS, training, and post acceptance services have various pricing practices based on several factors, including the geographical region of the customer, the size of the customer’s installed base, the volume of services being sold and the type or class of service being performed. As noted above, we have VSOE of PCS for a portion of our arrangements. For PCS, we use our minimum substantive VSOE thresholds by region plus a reasonable margin as the basis to estimate BESP of PCS for transactions that do not meet the VSOE criteria. For training and post-acceptance services, we perform an annual study of stand-alone training and post-acceptance sales to arrive at BESP. While the study does not result in VSOE, it is useful in determining our BESP.

The timing of recognition for our revenue transactions involves numerous judgments, estimates and policy determinations. The most significant are summarized as follows:

PCS revenue is derived primarily from providing technical software support services, unspecified software updates and upgrades to customers on a when and if available basis. PCS revenue is recognized ratably over the term of the PCS period.

When PCS is included within a multiple element arrangement and the arrangement is within the scope of the software revenue guidance, we primarily utilize the substantive renewal rate to establish VSOE of fair value for the PCS.

When using the substantive renewal rate method, we may be unable to establish VSOE of fair value for PCS because the renewal rate is deemed to be non-substantive or there are no contractually-stated renewal rates. If the stated renewal rate is non-substantive, the entire arrangement fee is recognized ratably over the estimated economic life of the product (five to eight years) beginning upon delivery of all elements other than PCS. We believe that the estimated economic life of the product is the best estimate of how long the customer will renew PCS. If there is no contractually stated renewal rate, the entire arrangement fee is recognized ratably over the relevant contractual PCS term beginning upon delivery of all elements other than PCS.

For arrangements that include a stated renewal rate, determining whether the actual renewal rate is substantive is a matter of judgment. For each group of our products, we stratify our customers based on the size of the installed base and the geographic location of the customer. Based on our historical negotiations and contract experience we believe that our customers behave differently and perceive different values for PCS based on these two main factors.

We evaluate many factors in determining the estimated economic life of our products, including the support period of the product, technological obsolescence, average time between new product releases and upgrade activity by customers. We have concluded that the estimated economic lives of our key software products range from five to eight years.

Our policy for establishing VSOE of fair value for professional services and training is based upon an analysis of separate sales of services, which are then compared with the fees charged when the same elements are included in a multiple element arrangement. Comverse has not yet established VSOE of fair value for any element other than PCS.

In certain multiple element arrangements, we are obligated to provide training services to customers related to the operation of our software products. These training services are either provided to the customer on a “defined” basis (limited to a specified number of days or training classes) or on an “as-requested” basis (unlimited training over a contractual period).

For multiple element arrangements containing as-requested training obligations that are within the scope of the software revenue guidance, we recognize the total arrangement consideration ratably over the contractual period during which we are required to “stand ready” to perform such training, provided that all other criteria for revenue recognition have been met.

For multiple element arrangements containing defined training obligations, the training services are typically provided to the customer prior to the completion of the installation services. For arrangements that are within the scope of the software revenue guidance, because revenue recognition does not commence until the completion of installation, the defined training obligations do not impact the timing of recognition of revenue. In certain circumstances in which training is provided after the end of the installation period, we commence revenue recognition upon the completion of training, provided that all other criteria for revenue recognition have been met.

Some of our arrangements require significant customization of the product to meet the particular requirements of the customer. For these arrangements, revenue is recognized, in accordance with the FASB’s guidance for long-term construction type contracts using the percentage-of-completion (or POC) method.

The determination of whether services entail significant customization requires judgment and is primarily based on alterations to the features and functionality to the standard release, complex or unusual interfaces as well as the amount of hours necessary to complete the customization solution relative to the size of the contract. Revenue from these arrangements is recognized on the POC method based on the ratio of total hours incurred to date compared to estimated total hours to complete the contract. We are required to make judgments to estimate the total estimated costs and progress to completion. Changes to such estimates can impact the timing of the revenue recognition period to period. We use historical experience, project plans, and an assessment of the risks and uncertainties inherent in the arrangement to establish these estimates. Uncertainties in these arrangements include implementation delays or performance issues that may or may not be within our control. If some level of profitability is assured, but the related revenue and costs cannot be reasonably estimated, then revenue is recognized to the extent of costs incurred until such time that the project’s profitability can be estimated or the services have been completed. Subsequent to the fiscal year ended January 31, 2012, we entered into a contract modification with a customer in our Comverse BSS segment accounted for using the POC method of revenue recognition which is expected to result in approximately $5.3 million of incremental revenue in the fiscal year ending January 31, 2013. The contract modification and the related changes in estimate to complete the arrangement decreased combined revenue during the six months ended July 31, 2012 by $3.3 million. Revenue in the six months following July 31, 2012 related to this modified arrangement is expected to total $8.4 million.

If VSOE of fair value of PCS does not exist, all revenue will be deferred until completion of the professional services and recognized ratably over the respective PCS period. If we determine that based on our estimates our costs exceed the sales price, the entire amount of the estimated loss is accrued in the period that such losses become known.

When revenue is recognized over multiple periods in accordance with our revenue recognition policies, the material cost, including hardware and third party software license fees are deferred and amortized over the same period that product revenue is recognized. These costs are recognized as “Deferred cost of revenue” on the combined balance sheets. However, we have made an accounting policy election whereby the cost for installation and other service costs are expensed as incurred, except for arrangements recognized in accordance with the FASB’s guidance for long-term construction type contracts.

In the combined statements of operations, we classify revenue as product revenue or service revenue as prescribed by SEC Rules and Regulations. For multiple element arrangements that include both product and service elements, management evaluates various available indicators of fair value and applies its judgment to reasonably classify the arrangement fee between product revenue and service revenue. The amount of multiple element arrangement fees classified as product and service revenue based on management estimates of fair value when VSOE of fair value for all elements of an arrangement does not exist could differ from amounts classified as product and service revenue if VSOE of fair value of all elements existed. The allocation of multiple element arrangement fees between product revenue and service revenue, when VSOE of fair value of all elements does not exist, is for combined financial statement presentation purposes only and does not affect the timing or amount of revenue recognized.

In determining the amount of a multiple element arrangement fee that should be classified between product revenue and service revenue, we first allocate the arrangement fee to product revenue and PCS (PCS is classified as service revenue) based on management’s estimate of fair value for those elements. The remainder of the arrangement fee, which is comprised of all other service elements, is allocated to service revenue. The estimate of fair value of the product element is based primarily on management’s evaluation of direct costs and reasonable profit margins on those products. This was determined to be the most appropriate methodology as we have historically been product oriented with respect to pricing policies which facilitates the evaluation of product costs and related margins in arriving at a reasonable estimate of the product element fair value. Management’s estimate of reasonable profit margins requires significant judgment and consideration of various factors, such as the impact of the economic environment on margins, the complexity of projects, the stability of product profit margins and the nature of products. The estimate of fair value for PCS is based on management’s evaluation of weighted average PCS rates for arrangements for which VSOE of fair value of PCS exists.

Extended Payment Terms

One of the critical judgments that we make, related to revenue recognition, is the assessment that collectability is probable. Our recognition of revenue is based on our assessment of the probability of collecting the related accounts receivable balance at the onset of a sales arrangement. Certain of our arrangements include payment terms that depart from our customary practice. In these situations, if a customer does not have an adequate history of abiding by its contractual payment terms without concessions, the sales price is not considered fixed or determinable and revenue is recognized upon collection provided all other revenue recognition criteria have been met. We consider payment terms where more than 5% of the arrangement fees are due 120 days from customer acceptance to be extended. If the arrangement is with a new customer and the payment terms are extended, there is no evidence of collecting under the original payment terms without making concessions and therefore the presumption that the fee is not fixed and determinable cannot be overcome. If this arrangement is with an existing customer, an evaluation of the customer’s payment history will take place to determine if the fee is fixed.

Expense Allocations

CTI provides a variety of services to us. CTI directly assigned, where possible, certain general and administrative costs to us based on actual use of those services. Where direct assignment of costs is not possible, or practical, CTI uses other indirect methods, to estimate the allocation of costs. Allocated costs include general support services such as information technology, legal services, human resource services, general accounting and finance, and executive support. Substantially all of these allocations are reflected in “Selling, general, and administrative” expenses in our combined statements of operations.

Employee compensation and overhead expenses were allocated utilizing a time study of CTI employees’ percentage of time spent on matters related to us. External vendor expenses were allocated based on information provided by the vendor or an internal analysis of benefits derived by us from the services incurred by CTI.

We considered these expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense we would have incurred as an independent company. Actual costs which may have been incurred if we had been a stand-alone company for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010 would depend on a number of factors, including how we chose to organize ourself, what if any functions were outsourced or performed by our employees.

Stock-Based Compensation

We account for share-based payment awards, including employee stock options, restricted stock, restricted stock units, deferred stock units and employee stock purchases, made to employees and directors in accordance with the FASB’s guidance for share-based payment and related interpretative guidance, which requires the measurement and recognition of compensation expense for all such awards based on estimated fair value. Share-based awards are granted by CTI.

CTI estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. Under the FASB’s guidance, stock-based compensation expense is measured at the grant date based on the fair value of the award, and the cost is recognized as expense ratably over the award’s vesting period. CTI uses the Black-Scholes option-pricing model to measure fair value of these stock option awards. The Black-Scholes model requires judgments regarding the assumptions used within the model, the most significant of which are the stock price volatility assumption over the term of the awards and the expected life of the option award based on the actual and projected employee stock option behaviors. The inputs noted below that are factored into the option valuation model we use to measure the fair value of our stock awards are subjective estimates. Changes to these estimates could cause the fair value of our stock awards and related stock-based compensation expenses to vary materially. Except as noted below, the following key assumptions are used for all of CTI stock-based compensation awards:

•	The risk-free interest rate assumption we use is based upon U.S. Treasury interest rates appropriate for the expected life of the awards.

•	CTI’s expected dividend rate is zero since CTI does not currently pay cash dividends on their common stock and do not anticipate doing so in the foreseeable future.

CTI is also required to estimate expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. Although CTI estimates forfeitures based on historical experience and future expectation, actual forfeitures may differ. The forfeiture assumption is adjusted to the actual forfeitures that occur.

During the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010, our stock-based compensation expense was $3.6 million, $1.7 million, $3.7 million, $2.4 million and $4.2 million, respectively. We expect to employ following the share distribution certain CTI personnel engaged in functions required for our operation as an independent, publicly-traded company and accordingly, our combined stock-based compensation expense may be higher in future fiscal periods.

Recoverability of Goodwill

Goodwill represents the excess of the fair value of consideration transferred in the business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed and the fair value of any noncontrolling interest in the acquiree.

We apply the FASB’s guidance when testing goodwill for impairment which permits management to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing the first step of the two-step impairment test. If management performs a qualitative assessment and concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if management concludes otherwise, it is then required to perform the first step of the two-step impairment test.

For reporting units where we decide to perform a qualitative assessment, our management assesses and makes judgments regarding a variety of factors which potentially impact the fair value of a reporting unit, including general economic conditions, industry and market-specific conditions, customer behavior, cost factors, our financial performance and trends, our strategies and business plans, capital requirements, management and personnel issues, and our stock price, among others. Management then considers the totality of these and other factors, placing more weight on the events and circumstances that are judged to most affect a reporting unit’s fair value or the carrying amount of its net assets, to reach a qualitative conclusion regarding whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.

For reporting units where we perform the two-step goodwill impairment test, the first step requires us to compare the fair value of each reporting unit to the carrying value of its net assets. Management considers both an income-based approach using projected discounted cash flows and a market-based approach using multiples of comparable companies to determine the fair value of its reporting units. Management’s estimate of fair value of each reporting unit is based on a number of subjective factors, including: (i) the appropriate weighting of valuation approaches (income-based approach and market-based approach), (ii) estimates of the future revenue and cash flows, (iii) discount rate for estimated cash flows, (iv) selection of peer group companies for the market-based approach, (v) required levels of working capital, (vi) assumed terminal value, (vii) the time horizon of cash flow forecasts, and (viii) control premium.

We use the work of an independent third party appraisal firm to assist us in considering our determination of the implied fair value of our goodwill. The fair values are calculated using the income approach and a market approach based on comparable companies. The income approach, more commonly known as the discounted cash flow approach, estimates fair value based on the cash flows that an asset can be expected to generate over its useful life. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment charge equal to the difference is recorded. Assumptions and estimates about future values of our reporting units and implied goodwill are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

The determination of reporting units also requires management judgment. We assess whether a reporting unit exists within a reportable segment by identifying the unit, determining whether the unit qualifies as a business under U.S. GAAP, and assessing the availability and regular review by segment management of discrete financial information for the unit.

We did not record any impairment of goodwill for the six months ended July 31, 2012 and 2011 or for the fiscal years ended January 31, 2012, 2011 and 2010. For more information, see note 1 to the audited combined financial statements appearing elsewhere in this Information Statement.

Management’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Impairment of Long-Lived and Intangible Assets

We review the recoverability of our long-lived assets, such as property and equipment, and intangible assets with finite lives, whenever events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Any impairment of these assets must be considered prior to our impairment review of goodwill. The assessment of impairment is based on our ability to recover the carrying value of the asset by analyzing the expected future undiscounted pre-tax cash flows specific to the asset or asset group.

Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount expected for the acquisition of a long-lived asset, current period negative cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset.

We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these undiscounted cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed of are written-down to the greater of their fair value or salvage value. Estimated fair values are based on assumptions regarding the amount and timing of estimated future cash flows and appropriate discount rates to reflect varying degrees of perceived risk. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. Measurement of the recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates, as well as how the estimates compare to the eventual future operating performance of the specific reporting unit to which the assets are attributed.

In connection with the testing of the goodwill of the Netcentrex reporting unit, we recorded charges of $3.4 million relating to finite-lived intangible assets during the fiscal year ended January 31, 2010. This write-down reflected the impairment of all of the reporting unit’s intangible assets.

Allowance for Doubtful Accounts

We estimate the collectability of our accounts receivable balances for each accounting period and adjust the allowance for doubtful accounts accordingly. We exercise judgment in assessing the collectability of accounts receivable, including consideration of the current economic conditions, creditworthiness of customers, their collection history and the related aging of past due receivables balances. We evaluate specific accounts when we become aware that a customer may be experiencing a deterioration of its financial condition due to lower credit ratings, bankruptcy or other factors that may affect such customer’s ability to meet its payment obligations. Management has used all available information subsequent to the balance sheet date to evaluate the reasonableness of its estimates. We charge off uncollectible trade receivables when all collection efforts have been exhausted and we believe the amount will not be collected.

As of July 31, 2012 and January 31, 2012 and 2011, the accounts receivable balance was $148.1 million, $132.0 million and $160.3 million, respectively, net of allowance for doubtful accounts of $8.7 million, $9.2 million and $7.7 million, respectively.

Unanticipated events and circumstances may occur that affect the accuracy or validity of such assumptions, estimates or actual results.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the combined statement of operations.

We are included in the CTI consolidated federal and certain combined state income tax returns. As such, we are not a separate taxable entity for U.S. federal and certain state income tax purposes. In addition, we do not have a written tax sharing agreement with CTI. Our provisions for income taxes and related balance sheet accounts are presented as if we were a separate taxpayer (“separate return method”). This method of allocating the CTI consolidated current and deferred income taxes is systematic, rational and consistent with the asset and liability method. The separate return method represents a hypothetical computation assuming that our reported revenue and expenses were incurred by a separate taxable entity. Accordingly, the reported provision for income taxes and the related balance sheet account balances (including but not limited to the NOL deferred tax assets) will not equal the amounts that are allocable to us under the applicable consolidated federal and state tax laws. Further, as we do not have a tax-sharing agreement with CTI in place, the expected payable or receivable is treated as a dividend or a capital contribution to the parent. Immediately following our separation from CTI, the consolidated CTI tax attributes will be allocated between CTI and us based on the applicable tax laws. The tax law allocations in conjunction with the Tax Disaffiliation Agreement may result in changes to our reported tax amounts. Furthermore, it is possible that the tax assertions regarding the permanent reinvestment of foreign earnings and assumptions with respect to the realization of certain deferred tax assets could change after our separation from CTI.

From time to time, we have business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. We prepare and file tax returns based on our interpretation of tax laws. In the normal course of business, our tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments. In determining our tax provision for financial reporting purposes, we establish a liability for uncertain tax positions unless such positions are determined to be more-likely-than-not of being sustained upon examination, based on their technical merits. That is, for financial reporting purposes, we only recognize tax benefits that we believe are more-likely-than-not of being sustained and then recognize the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

We adjust our estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. Our policy is to recognize all appropriately accrued interest and penalties on uncertain tax positions as part of income tax expense. For further information, see note 20 to the audited combined financial statements appearing elsewhere in this Information Statement.

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the quarter any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to our existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. We have taken into account the allocation of these identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Under the FASB’s guidance, the income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the combined statements of operations, rather than as an adjustment to the purchase price allocation.

Litigation and Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. We accrue for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable. We expense legal fees associated with consultations with outside counsel and defense of lawsuits as incurred. Such estimates may be based on advice from third parties or solely on management’s judgment, as appropriate. Actual amounts paid may differ materially from amounts estimated, and such differences will be charged to operations in the period in which the final determination of the liability is made.

From time to time, we receive notices that our products or processes may be infringing the patent or intellectual property rights of others; notices of shareholder litigation; and notices of other lawsuits or other claims against us. We assess each matter in order to determine if a contingent liability should be recorded. In making this determination, management may, depending on the nature of the matter, consult with internal and external legal counsel. Based on the information obtained combined with management’s judgment regarding all the facts and circumstances of each matter, we determine whether a contingent loss is probable and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss. Should the judgments and estimates made by management not coincide with future events, such as a judicial action against us where we expected no merit on the part of the party bringing the action against us, we may need to record additional contingent losses that could materially adversely impact our results of operations. Alternatively, if the judgments and estimates made by management are incorrect and a particular contingent loss does not occur, the contingent loss recorded would be reversed thereby favorably impacting our results of operations.

Accounting standards applicable to emerging growth companies

We are an emerging growth company as defined under the JOBS Act. Emerging growth companies can delay adopting new or revised accounting standards that have different effective dates for public and private companies until such time as those standards apply to private companies. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to elect to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

RECENT ACCOUNTING PRONOUNCEMENTS

Standards Implemented

Revenue recognition

As previously discussed, in September 2009, the FASB issued revenue recognition guidance applicable to multiple element arrangements. We adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after February 1, 2011. For a more comprehensive discussion, see “—Critical Accounting Estimates and Judgments—Revenue Recognition” and note 1 to the audited combined financial statements appearing elsewhere in this Information Statement.

Goodwill Impairment

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether a reporting unit’s fair value is more likely than not less than its carrying value, including goodwill. In performing its qualitative assessment, an entity considers the extent to which adverse events or circumstances (or factors) identified, such as changes in economic conditions, industry and market conditions or entity specific events, could affect the comparison of the reporting unit’s fair value with its carrying amount. If an entity concludes that the fair value of a reporting unit is more likely than not less than its carrying amount, the entity is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and, accordingly, measure the amount, if any, of goodwill impairment loss to be recognized for that reporting unit. The guidance is effective for us for interim and annual periods commencing February 1, 2012.

In the fourth quarter of the fiscal year ended January 31, 2012, in conjunction with management’s annual testing of goodwill, we early adopted the new accounting guidance.

Under the qualitative assessment, various factors that would affect the estimated fair value of a reporting unit are identified. These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral, and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting.

Other Standards Implemented

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in an active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a gross presentation of activity within the Level 3 (significant unobservable inputs) roll forward, presenting information on purchases, sales, issuance, and settlements separately. The guidance was effective for us for interim and annual periods that commenced February 1, 2010, except for the gross presentation of the Level 3 roll forward, which became effective for us for interim and annual periods that commenced February 1, 2011. The adoption of this guidance did not have a material impact on our combined financial statements.

In December 2010, the FASB issued updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. This new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010 and should be applied prospectively as of the date of adoption, although early adoption is permitted. We adopted this new guidance effective February 1, 2011. We had no business combinations during any period presented, accordingly the adoption of this guidance did not have a material impact on our combined financial statements.

In December 2010, the FASB issued guidance on when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. Upon adoption, if the carrying amount of the reporting unit is zero or negative, the reporting entity must perform step two of the goodwill impairment test if it is more likely than not that goodwill is impaired as of the date of adoption. In determining if it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating an impairment may exist. Goodwill impairment recognized upon adoption of the guidance should be presented as a cumulative-effect adjustment to opening retained earnings as of the adoption date reflecting a change in accounting principle. This guidance was effective for us for interim and annual periods that commenced on February 1, 2011. Because the carrying value of our a reporting unit (which included all our operations other than Netcentrex) was negative as of February 1, 2011 and the existence of adverse qualitative factors indicated potential impairment, step two of the goodwill impairment test was performed as of such date which did not result in an impairment. The adoption of this guidance did not have a material impact on our combined financial statements for the fiscal year ended January 31, 2012.

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. The guidance was effective for the Company for the interim period ended April 30, 2012. The adoption of this guidance did not materially impact our interim condensed combined financial statements.

In June 2011, the FASB issued accounting guidance, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance eliminates the option to present components of other comprehensive income as part of the combined statements of equity. Under the new guidance, entities are required to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. In December 2011, the FASB amended the updated the guidance issued in June 2011 to defer certain presentation requirements. The amended and updated guidance was effective for us for interim and annual periods commencing February 1, 2012 with early adoption permitted. We adopted the guidance and applied it retrospectively to all periods presented. Other than the change in presentation, adoption of this guidance did not impact our combined financial statements.

Standards to be Implemented

In July 2012, the FASB issued new accounting guidance on indefinite-lived intangible assets. The new guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. The guidance is effective for us for annual and, if any, interim impairment tests in the fiscal year ending January 31, 2014, with early adoption permitted. We believe that the adoption of this guidance will not have a material impact on our combined financial statements.

BUSINESS

Overview

We are a leading provider of software-based products, systems and related services that:

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provide converged, prepaid and postpaid billing and active customer management systems (referred to as Business Support Systems or BSS) for wireless, wireline and cable network operators delivering a value proposition designed to ensure timely and efficient service monetization, consistent customer experience, reduced complexity and cost, and enable real-time marketing based on all relevant customer profile information;

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enable wireless and wireline (including cable) network-based Value-Added Services (or VAS), comprised of two categories—Voice and Messaging—that include voicemail, visual voicemail, call completion, short messaging service (or SMS) text messaging (or texting), multimedia picture and video messaging, and Internet Protocol (or IP) communications; and

•	provide wireless users with optimized access to Internet websites, content and applications, manage and enforce policy and generate data usage and revenue for wireless operators.

Our products and services are used by more than 450 wireless, wireline and cable network communication service providers in more than 125 countries, including the majority of the world’s 100 largest wireless network operators. Our products and services are designed to generate voice and data network traffic, increase revenue and customer loyalty, monetize services and improve operational efficiency.

Comverse was incorporated in the State of Delaware in November 1997 as a wholly-owned subsidiary of CTI. We have not made any material acquisitions or dispositions, other than in the ordinary course of business, within the past five years.

On September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Share Purchase Agreement, in order to ensure it can meet the conditions to the Verint Merger. The Starhome Disposition is expected to close in October 2012.

Starhome is a provider of wireless service mobility solutions that enhance international roaming. Wireless operators use Starhome’s software-based solutions to generate additional revenue and to improve profitability by directing international roaming traffic to preferred networks and by providing a wide range of services to subscribers traveling outside their home network. As a result of the anticipated Starhome Disposition, the results of operations of Starhome are presented as discontinued operations in our combined financial statements.

Our Strengths

We believe that the following competitive strengths will enable us to sustain our leadership position in our markets:

Leading position in the high-growth converged billing market segment. We have a leading industry position in the converged, prepaid and postpaid BSS market with over 150 customers and were named by Infonetics as the leading provider of converged billing solutions for the year ended December 31, 2011 with more than 30 customers. We believe that we could leverage our leading market position and BSS solution offering to take advantage of the growth in the emerging converged BSS market segment. According to Infonetics, the converged BSS market segment is projected to grow at a 27% compound annual growth rate through 2016 as communications services providers are electing to upgrade their existing separate prepaid and postpaid billing systems to unified converged billing solutions to address their enhanced business needs.

Differentiated single system converged BSS solution offering. We believe that our Comverse ONE Billing and Active Customer Management solution is differentiated in the market through its single-system approach to BSS convergence, which provides communication service providers with a strong BSS foundation to ensure timely, accurate billing and fee collection and a high level of overall customer care satisfaction. We also believe that our BSS solutions offer several advantages over competitors’ offerings, including faster time to market and lower total cost of ownership.

BSS integrated mobile Internet solution offering Internet policy data management and control. As part of our BSS solutions, we offer mobile Internet solutions that allow communication service providers to manage, control and charge for traffic generated by a wide range of mobile devices, such as smartphones, tablets and laptops. Our mobile Internet solutions offer wireless operators a comprehensive solution comprised of enforcement, central policy management and broadband data charging services. We believe that our mobile Internet solutions provide the enhanced BSS systems functionality necessary for communication service providers to leverage and monetize the rapid growth in traffic and the use of advanced services, such as data services and Internet browsing.

Leadership position in the VAS market. We are a leader in voice-based value-added services, including call answering and next generation visual voicemail which has benefitted from the increasing deployment of smartphones, such as the iPhone, by wireless communication service providers. In addition, we are a leading provider of SMS solutions enabling text and multimedia messaging. We believe that we are well positioned to take advantage of recent market trends through our advanced VAS offering, which are designed to address the enhanced business needs of communication service providers seeking to transition their existing network infrastructure and attached systems to IP as part of their efforts to reduce costs and provide next generation services.

Large recurring stream of revenue, including maintenance and managed services, provide stability and enhanced future opportunity. A significant portion of our revenue is attributable to revenue generated by maintenance and managed services, which provides a stable revenue stream from recurring renewals of contracts with our existing customer base. As part of our service offering, we offer a suite of managed services that relate primarily to our BSS solutions, which we use to create and establish long-term relationships with our customers as well as to cross-sell additional solutions and system enhancements. We believe that the longevity of our customer relationships and the recurring revenue that such relationships generate provide us with stability and a competitive advantage in marketing our solutions to our existing customer base.

Global, established, large customer base. We market our solutions to communication service providers, such as wireless and wireline network operators, cable operators and content service providers. Our customer base is global and diverse and includes more than 450 communication service providers across more than 125 countries, including the majority of the world’s 100 largest wireless operators.

Our Strategy

There are several key elements to our overall strategy, including:

Expand relationships with existing customers. We intend to continue to leverage our large customer base of more than 450 communications service providers, by offering to our existing customers upgrades and expansions, enhanced maintenance plans, professional and managed services, and cross-sell our solution portfolio. We will also continue to market aggressively next generation solutions to existing customers.

Expand customer base and market share. We intend to continue our efforts to expand our customer base and market shares by leveraging relationships with multinational operators seeking to acquire or establish offshore operations. We also seek engagements with newly established communication service providers and will continue our efforts to displace competitors in engagements with established providers.

There are several key elements to our BSS strategy, including:

Expand our presence and market share in the BSS market. We believe our BSS solutions offer customers several advantages over competitors’ solutions, including faster time to market and lower total cost of ownership. We intend to focus on expanding our position in the converged billing market through new engagements with large and established communication service providers.

Upgrade our customer base to Comverse ONE. We intend to continue to aggressively market Comverse ONE to communication service providers seeking to upgrade their existing prepaid and postpaid systems to converged billing solutions.

Focus on offering managed services. We intend to continue to offer our customers managed services. Managed services enable us to assume responsibility for the operation and management of our customers’ billing systems. Our customers receive improved efficiencies relating to the operation and management of their systems, thereby allowing them to focus on their own internal business needs and strengths with reduced management distraction. Professional and managed services also represent a source of predictable revenue and long-term relationships.

There are several key elements to our VAS strategy, including:

Build on our market leadership in voice-based services. We intend to maintain our strong market leadership position in voice-based services, such as voicemail and call completion, in part through the promotion of advanced offerings such as visual voicemail and call management.

Leverage communication service providers’ transition to IP networks. We plan to continue to market our next generation VAS products to communication service providers seeking to transition their networks to newer IP technology, such as 4G LTE. Our next generation VAS solution portfolio is designed to provide our customers with the flexibility of effecting a VAS IP transition either by leveraging their existing systems or through the gradual deployment of “all-IP” VAS infrastructure. Furthermore, we intend to market our IP messaging and Service Enablement Middleware solutions to customers seeking to deploy next generation all IP capabilities.

Phase II Business Transformation

During the second half of the fiscal year ended January 31, 2011, we commenced certain initiatives to improve our cash position, including a plan to restructure our operations a view towards aligning operating costs and expenses with anticipated revenue. We successfully implemented the first phase of such plan commencing in the third quarter of the fiscal year ended January 31, 2011, significantly reducing our annualized operating costs. During the fiscal year ended January 31, 2012, we implemented a second phase of measures (referred to as the Phase II Business Transformation) that focuses on process reengineering to maximize business performance, productivity and operational efficiency. One of the primary purposes of the Phase II Business Transformation is to solidify our leadership in BSS and leverage the growth in mobile data usage, while maintaining our leading market position in VAS and implementing further cost savings through operational efficiencies and strategic focus.

As part of the Phase II Business Transformation, we restructured our operations into new business units that are designed to improve operational efficiency and business performance. Our business units consist of the following:

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Comverse BSS, which conducts our converged, prepaid and postpaid billing and active customer management systems business and includes groups engaged in product management, professional services, research and development and product sales support;

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Comverse VAS, which conducts our value-added services business and includes groups engaged in VAS delivery, voice product research and development, messaging product research and development and product sales support; and

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Mobile Internet (or Comverse MI), which is responsible for our mobile Internet products and includes groups engaged in product management, solution engineering, delivery, research and development and product sales support.

In addition, we created Global Services (or Comverse GLS), which provides customer post-delivery services and includes groups engaged in support services for BSS, VAS and mobile Internet products, services sales and product management.

Certain of our business operations are conducted through the following global corporate functions:

•	Customer Facing Group, which is primarily engaged in providing overall customer account management and sales for all product lines;

•	Operations Group, which provides centralized information technology, procurement, supply chain management and global business operations services to all business units; and

•	Strategy and planning, finance, legal and human resources groups, which continue to support all business operations.

Products

Our software-based products, systems and related services enhance wireless, wireline and cable networks both for end users and the carriers themselves. For end users, we make use of the knowledge regarding the end user acquired throughout the network to provide an enhanced, intuitive and personalized experience to the end user to access a broad array of services. For carriers, the enhanced end user experience is expected to result in greater customer loyalty, lower customer churn and higher adoption of new services to support average revenue per user (or ARPU) levels. By leveraging the unique and valuable end user information residing in their networks, carriers can take advantage of a key strategic strength as they compete with other carriers and new entrants such as Internet-based competitors. We express this leadership capability with the branded phrase “Making Your Network Smarter.”

Our portfolio is comprised of the following product categories:

Comverse BSS Solutions

Communication service providers typically rely on third party software vendors to provide the back-end billing solutions for their subscribers’ usage as well as front-end services to support customers through call centers, online and through other channels. Billing is divided into three categories depending on subscriber usage and services: prepaid, postpaid or converged. Prepaid billing is utilized when a subscriber purchases credit in advance of service use. Postpaid billing is provided when a subscriber enters into a long-term billing arrangement with a communication service provider and is billed after the fact according to their use at the end of each period. Converged billing is a solution that enables management of multiple services for operators, including payment for prepaid and postpaid subscribers across fixed and mobile communication, broadband, TV and other emerging services. As communication service providers expand their services, we expect that the converged billing market will grow rapidly.

Our BSS solutions enable our customers to: (i) introduce new products quickly, (ii) charge for a broad range of services or content delivered over their networks, (iii) perform real-time marketing to take advantage of more opportunities for upselling, cross-selling and supporting higher ARPU levels and (iv) automate sales and marketing activities. In addition, the solution is designed to accommodate the customer’s growth or business model changes through the ability to add functionality over time.

Comverse ONE Billing and Active Customer Management Solution

Comverse ONE Billing and Active Customer Management solution is differentiated in the market through its single-system approach to BSS convergence. Communication, e-commerce and content service providers require a strong BSS foundation to ensure timely, accurate billing and fee collection, and a high level of overall customer care and satisfaction.

Our Comverse ONE Billing and Active Customer Management solution is a single product that provides billing and customer relationship management (or CRM) for communication service providers. The solution can be deployed in various ways to meet the specific needs of communication service providers. Deployment modes include:

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Comverse ONE Converged Billing and Active Customer Management solution, which can support a combination of real-time prepaid charging, postpaid billing, and converged (hybrid) charging on a single platform and provides subscriber management;

•	Comverse ONE Real-Time Billing for prepaid billing;

•	Comverse ONE Online & Converged Charging to bring real-time charging to customers’ existing postpaid billing systems; and

•	Comverse ONE Postpaid Billing and Active Customer Management solution for postpaid billing and subscriber management.

The Comverse ONE Billing and Active Customer Management solution provides comprehensive BSS functionality, including real-time rating, charging, promotions and session control for both prepaid and postpaid subscribers, mediation and content partner settlements, roaming support, sales force automation, campaign management, case and interaction management, customer self-service and order management, and converged billing for hybrid prepaid/postpaid wireless and triple play/quad play (wireless/wireline telephone/Internet/TV) services.

Real-time rating, charging and account re-charging capabilities are particularly valuable to service providers, to reduce revenue loss by ensuring that prepaid subscribers do not exceed their account balances and postpaid subscribers do not exceed credit limits, and to promote continuous revenue generation by providing user-friendly tools for end user balance awareness and account replenishment. These and other end user self-service features give subscribers greater control over their accounts, services and applications, increase service provider revenue and end user satisfaction, and reduce the costs associated with network operator-assisted service.

The Comverse ONE Billing and Active Customer Management solution is based on an architecture that features a single data model, a single product catalog, and an open application program interface framework. This solution is developed as a single code set, providing communication service providers with the ability to use one system to manage all subscriber accounts consistently, regardless of payment or service type. Our single system, product-based architecture also provides superior future expansion flexibility, lower total cost of ownership, and faster time-to-market for new services, plans and campaigns, relative to multiple disparate billing systems, or highly customized billing systems from professional services-oriented vendors.

Comverse ONE is designed to support all aspects of convergence: network, service (such as, wireless, wireline, PayTV and content) and payment (such as prepaid, postpaid and hybrid). In addition, Comverse ONE is designed to bridge network and IT infrastructures by providing end-to-end flows and flexible technology and business models. In addition, it provides communication service providers with the benefit of lower operating expenses through simplification due to fewer systems and data duplications, virtualization and a unified platform manager.

Comverse Value-Added Services Solutions

Communication service providers engage external software vendors to provide the gateways to facilitate mobile Value-Added Services, including voice and messaging. Voice solutions include voicemail, call completion and visual voicemail. Messaging solutions include SMS services, messaging gateway and Multimedia Messaging Service (or MMS). IP, middleware and applications provide the transition from traditional voice and messaging to the next generation of messaging services over IP-based fourth generation (or 4G) networks. As communication service providers upgrade to these 4G networks, middleware and application services are expected to drive significant growth in the overall market.

Our VAS products and services enhance operators’ service offerings to end users, reduce operating expenses and assist operators in capturing a key position in the changing industry value-chain by permitting them to leverage their unique assets to provide new product and service offerings to their end users.

Comverse Value-Added Services 3.0 consists of the following:

Comverse Voice

Comverse Voice enables the following services:

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Comverse Next-Generation Voicemail provides call answering functionality to telecom users, ensures a higher level of call completion and returned calls for wireless and wireline network operators and thereby often generates additional minutes of use. Comverse Next-Generation Voicemail leverages multimedia platforms through Comverse’s Videomail solution and is designed to support Mobile Advertising, thereby creating new revenue opportunities from existing network traffic. Voicemail is offered by most of the world’s wireless network operators as part of a bundled package of communication services and is offered by wireline network operators on a more limited basis and often for an additional fee.

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Visual Voicemail provides users with a visual inbox user interface for more convenient and appealing message management, including address book integration for “record-and-send” one-to-one and one-to-many voice messaging. Visual Voicemail continues to be launched in a number of networks and its deployment corresponds to the continued proliferation of “smartphones.” Popularized by the iPhone, Visual Voicemail has been launched by many iPhone carriers and a number of additional smartphone carriers. Communication service providers are expected to continue launching next generation visual voicemail given the continued proliferation of “smartphones” and their ability to offer enhanced visual experiences to users.

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Call Completion services notify users of missed inbound calls via text message, offer convenient one-touch call return functionality, and notify callers when previously unavailable parties become available to accept calls. These services increase the likelihood that call attempts ultimately result in a successful connection, and thereby often result in additional minutes of use. In addition, these services are designed to integrate with mobile advertising solutions to offer communication service providers with advertising channels.

Comverse Messaging

Comverse Messaging enables the following services:

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Short Message Service Center (or SMSC) and Messaging Router enable texting which is used for an expanding range of purposes, including person-to-person messaging, televoting, application-to-person messaging such as information and entertainment alerts, and social network-based messaging, such as Twitter updates. Texting has achieved mass market mobile end user adoption levels, and is currently one of the world’s most popular wireless enhanced services.

•	Messaging Gateway provides a secure and managed multi-channel entry point into the operator’s network for external messaging content and applications, user-generated content and social networking.

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Multimedia Messaging Service Center (or MMSC) enables the sharing and messaging of pictures and video over wireless networks, including person-to-person and application-to-person multimedia messaging. These services have become feasible and more functional with the proliferation of next-generation networks and “smartphones” thereby making them potentially more attractive to a greater number of subscribers. For example, the growth in mobile camera-phones and video recorder phones has led to an increase in MMS-based picture and video messaging adoption and traffic.

•	Converged Messaging leverages the multi-channel, multi-screen and cross-device user experience. It is designed to offer full IP Multimedia Subsystem/Long-Term Evolution (or IMS/LTE) compatibility to facilitate a smooth transition to future networks. In addition, Converged Messaging enables presentation and management of messages of various types, including voice, text, email, picture, and video, in a single consolidated visual user interface. Converged Messaging can also leverage social networking and community-building features, such as address books, presence and location awareness, further promoting subscriber satisfaction and loyalty, while driving network usage and revenue.

Next Generation VAS Solutions

We believe that communication service providers will transition their network infrastructure and attached systems to IP as part of their efforts to reduce cost and provide next generation services. As new network technology, such as 4G LTE, is deployed, communication service providers are seeking to take advantage of its cost and flexibility potential by converting their traffic from traditional SS7 signaling to newer IP. We expect that IP system deployments will continue for the next few years and believe that during this time, communication service providers will operate both SS7 and IP systems.

We believe that through the adoption of IP messaging, communication service providers can expand their addressable market with emerging IP device types, such as e-readers, tablets and machine-to-machine devices, and can allow users to connect with social networks, reaching more devices, generating more traffic, and creating opportunities for providing a broader range of services.

We intend to meet the needs of our communication service provider customers for this VAS IP transition by:

•	Leveraging customers’ existing installed systems of messaging and voicemail equipment so that it works efficiently with new IP networks; and

•	Gradually deploying “all-IP” VAS infrastructure that can support both messaging and voicemail in a highly efficient and scalable manner.

As part of the implementation of our strategy to leverage customers’ existing installed systems, we have developed a Service Enablement Middleware (or SEM) solution that, in addition to supporting our existing equipment, is compatible with communication service providers’ existing equipment and systems installed by other vendors. The SEM solution is designed to securely externalize communication service providers’ messaging and related assets, such as SMSCs, MMSCs, voicemail, videomail, location services, network-based address book, and BSS/OSS (Operations Support Systems), to third party application developers. Through the SEM solution’s open Application Programming Interfaces (or APIs), third parties, such as healthcare providers, advertisers, publishers, government agencies, financial institutions and other enterprises, can more easily develop applications that use network assets, while allowing communication service providers to maintain control over each application’s policy, flow, capacity, and subscriber usage. The SEM solution also allows communications service providers to offer converged communications services, such as visual voicemail on Facebook, and converged messaging and social inbox, which collects messages from all network and Internet-based messaging sources, and displays them all in a single inbox.

The SEM solution is designed to allow legacy equipment to function in an IP-like manner that supports advanced functions, such as visual voicemail, multi-party chat and a broad range of third party applications that we believe are rapidly growing. The SEM solution serves as a connectivity layer bridging service interoperability between next-generation smartphones and legacy feature phones, providing common service delivery and access to subscribers who use multiple devices (such as laptops, tablets, smartphones and feature phones), and allowing legacy feature phone users to access advanced Internet-based applications, such as social networking.

In addition, to meet the needs of customers seeking to deploy next generation all-IP capabilities, we are currently marketing our new Comverse IP Messaging solution and deployments are anticipated in the fiscal year ending January 31, 2013. Comverse IP Messaging uses Internet Protocol as a common infrastructure for messaging, while allowing interconnectivity and interoperability between next-generation 4G LTE networks and existing legacy network resources through the Comverse SEM Solution. Comverse IP Messaging is designed to enable advanced services such as Converged Messaging with an address book synchronized with social networks, group communication and chat, threaded messaging, and multimedia file sharing within messaging conversations.

Comverse Mobile Internet Solutions

Our mobile Internet solutions enable wireless users with optimized access to mobile Internet websites, content and applications, and generate data usage and revenue for wireless operators. These solutions enhance the mobile user Internet experience and help wireless network operators leverage their unique assets beyond connectivity, adapting content for each handset type, providing traffic control and optimization, content filtering, and advanced charging and monitoring.

Our mobile Internet solutions control and manage traffic generated by a wide range of mobile devices, such as smartphones, tablets and laptops. Comverse MI offers wireless operators a comprehensive solution comprised of Enforcement, Central Policy Management, and Broadband Data Charging services.

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Enforcement Services. Comverse Mobile Internet’s Enforcement Services are designed to improve wireless operators’ mobile broadband traffic management, monetization and network control, utilizing advanced Deep Packet Inspection (or DPI) technology, maximize network utilization and enhance the user experience. These services include Traffic Management & Optimization, Mobile Browsing & Streaming, and Content Adaptation & Filtering solutions. Comverse’s Traffic Management & Optimization solution includes Video Optimization designed to provide wireless operators with the end-to-end intelligence needed for efficient delivery of video traffic. The solution allows wireless operators to reduce data volume and response time, enhance the subscriber experience and provide a set of policies and tariffs.

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Central Policy Management. Comverse Mobile Internet’s Central Policy Management facilitates definition of complex policies and data plans, supporting wireless operators’ efforts to increase data revenues and enhance network control. This solution makes real-time policy decisions based on information retrieved from multiple data sources, including session, transaction, device, subscriber database, billing servers and network and subscriber intelligence received from the mobile analytics service described below. This solution also uses DPI to facilitate cross-service decision making, and can also instruct the DPI to change its local policies based on external network and subscriber information. In addition, this solution provides wireless operators with mobile analytics with enhanced monitoring and usage analysis capabilities that improve reporting, decision-making and network planning.

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Broadband Data Charging. Comverse Mobile Internet’s Broadband Data Charging supports real-time and near real-time data charging services, providing differentiated charging capabilities for both prepaid and postpaid subscribers. It facilitates smart quota management, contributing both to an enhanced user experience and increased revenue streams.

Comverse Netcentrex IP Enterprise Solutions

Our Netcentrex IP Enterprise solutions resulted from our acquisition of Netcentrex in May 2006. Netcentrex provides IP-based solutions for carrier-hosted enterprise and consumer IP services that enable communication service providers to deliver VoIP telephony, fixed-mobile converged voice, video and messaging services (or FMC), IP Centrex enterprise communications services, and IP Multimedia Subsystem (or IMS)-based services. These products allow service providers and their end users to benefit from the lower cost of IP-based service delivery. Although Netcentrex is not focusing its efforts on increasing its customer base, as part of its commitment to its customers, it is providing, and is expected to continue to provide, maintenance, support and certain other services to address the ongoing needs of its existing customer base.

Service and Support

We have a strong commitment to provide high quality managed and support services to our customers. As part of the Phase II Business Transformation, we created Comverse GLS, which provides customer post-delivery services, including managed services, and includes groups engaged in support services for our BSS, VAS and mobile Internet solutions, services sales and product management.

We are committed to the service and support of our customers because of the critical functionalities performed by our solutions, and customers’ need for high system performance and availability and minimum system interruptions. The principal business objectives of Comverse GLS are to:

•	build and strengthen long-term partnerships with customers, provide high-quality maintenance and ongoing support; and

•	maximize customer performance by enabling customers to fully utilize the potential of their Comverse solutions through a suite of managed services.

Maintenance and Support Services

Through our service and support organization, we leverage our product knowledge, broad industry expertise, and field-tested methodologies to efficiently maintain our solutions within various markets and operational environments and provides a continuous approach to service. These services are delivered globally through centralized centers of expertise and local support professionals. This service category includes:

•	Software Support Services: Post-deployment support, including 24-hours a day seven days a week call center and online support and maintenance releases;

•	Hardware Support Services: For selected products, associated hardware support services, including spare parts inventory management service; and

•

Proactive Maintenance: Specialized preventive maintenance activities designed to enhance communication service providers’ operational performance, including system health-check audits and continuous engineering activities.

We offer levels of maintenance and services packages, with varying levels of access to a Technical Assistance Center hotline for remote support, committed response times for critical maintenance and support issues, hardware repair and replacement, and other proactive tools and a la carte support services to address the needs of our customers.

We offer up to a one year limited warranty on all products and offer broader warranty and service coverage in certain cases.

Managed Services

As part of the implementation of our business strategy and our commitment to our customers, Comverse GLS provides communication service providers with a suite of managed services that cover our BSS, VAS and mobile Internet solutions. This service category includes:

•

Business Processes Outsourcing Services: Manage and operate customers’ Comverse solutions to allow customers to leverage our expertise and maximize the operational performance and utilization of their Comverse systems;

•

Applications Management Services: These services are designed to assist communication service providers to maintain, operate and enhance their business applications, as well as develop new applications in an orderly manner, while attaining high performance and satisfaction. These services include applications enhancements, subject matter expert services, release and program management, integration management and testing services;

•

Infrastructure Management Services: Our service experts manage customers’ various environments (such as production, test, disaster recovery and development site), conduct systems health-checks and maintain our solutions through our System Care Service; and

•	Professional Resourcing: Short-term and long-term engagements of experts, often at clients’ sites.

Training Services

We provide training services primarily (i) in our facilities in Wakefield, Massachusetts and Tel Aviv, Israel and (ii) on site at customers’ facilities.

Markets

Our products help our communication service provider customers generate and monetize billable traffic, usage, subscription and other service-related fees. Our products are designed to:

•	generate carrier voice and data network traffic and revenue;

•	improve ARPU;

•	strengthen end user satisfaction and loyalty by promoting retention and minimizing customer churn;

•	monetize services through timely and accurate rating, charging, mediation and billing; and

•	improve operational efficiency to reduce service provider network operating costs.

We market our product and service portfolio primarily to communication service providers, such as wireless and wireline network operators, cable operators and content service providers. Our product and service portfolio generates fees for our customers on a subscription, pay-per-usage or advertising-supported basis.

Our entire portfolio of software, systems and related services has been designed and packaged to meet the capacity, reliability, availability, scalability and maintainability, and the network and operations, maintenance, administration, and provisioning interfaces and physical requirements of large telecommunications network operators. Our products support flexible deployment models, including in-network, hosted and managed services, and can run on circuit-switched, IP, IMS, and converged network environments. The systems are offered in a variety of sizes and configurations, and are available with redundancy of critical components, so that no single failure will interrupt the service.

Traditionally, communication service providers derived their revenue almost exclusively through voice calling. Voice telephony services, however, have become increasingly commoditized, and this trend has led service providers to seek new sources of revenue and service differentiation, by offering messaging, data, content and other value-added enhanced services and by improving the overall end user experience, through superior relationship management and service.

Sales and Marketing

We market our products throughout the world, primarily through our own direct sales force, and also in cooperation with a number of partners in specified markets. These partners include systems integrators, telecommunications infrastructure suppliers and independent sales representatives.

Our sales force is deployed globally. Account management teams are supported by product sales experts from the business units and solution architects who collaborate to specify our solutions to fit the needs of our current and prospective customers.

We also provide customers with marketing consultation, seminars and materials designed to assist them in marketing value-added enhanced communication services, and further undertake an ongoing role supporting their business and market planning processes. These services are designed to promote the successful launch, execution, and end user adoption of Comverse-enabled applications to stimulate ongoing service provider customer capacity expansion orders.

Customers

We market our product portfolio primarily to communication service providers, such as wireless and wireline network operators, cable operators and content service providers. More than 450 service providers in more than 125 countries, including a majority of the 100 largest wireless network operators in the world, have selected our products.

For the six months ended July 31, 2012 and the fiscal year ended January 31, 2011, Cellco Partnership (d/b/a as Verizon Wireless) accounted for approximately 11% and 15% of our combined revenue, respectively. No other customer, including system integrators and value-added resellers, individually accounted for more than 10% of our combined revenue for the six months ended July 31, 2012 or for any of the fiscal years ended January 31, 2012, 2011 or 2010.

For the fiscal year ended January 31, 2012, a single customer accounted for approximately 13% of Comverse BSS’s revenue. For the fiscal year ended January 31, 2010, another customer accounted for approximately 10% of Comverse BSS’s revenue. No other customer individually accounted for more than 10% of Comverse BSS’s revenue for the six months ended July 31, 2012 or for any of the fiscal years ended January 31, 2012, 2011 or 2010.

For the six months ended July 31, 2012, a Comverse VAS customer accounted for 19% of Comverse VAS’s revenue and another customer accounted for 11% of its revenue. For the fiscal years ended January 31, 2011 and 2010, a single customer accounted for approximately 22% and 13% of Comverse VAS’s revenue, respectively. No other customer individually accounted for more than 10% of Comverse VAS’s revenue for the six months ended July 31, 2012 or for any of the fiscal years ended January 31, 2012, 2011 or 2010.

Competition

The market for our converged, prepaid and postpaid, messaging and voice value-added services, mobile Internet and IP communication solutions is highly competitive, and includes numerous products offering a broad range of features and capacities. Our primary competitors are suppliers of turnkey systems and software, and indirect competitors that supply certain components to systems integrators. Many of our competitors specialize in a subset of our portfolio of products. Competitors of Comverse BSS include, Amdocs, CSG Systems, Ericsson, HP, Huawei, NEC, Nokia Siemens Networks, Oracle and ZTE. Competitors of Comverse VAS include, Acision, Alcatel-Lucent, Convergys, Ericsson, HP, Huawei, Mavenir, Movius, NEC, Nokia Siemens Networks, Openwave, Oracle, Tecnotree, Unisys and ZTE. Competitors in Comverse MI include Amdocs, Ericsson, Huawei, Nokia Siemens Networks, Openet and ZTE. Our competitors that manufacture other network telecommunications equipment may derive a competitive advantage in selling systems to customers that are purchasing, or have previously purchased, other compatible network equipment from such manufacturers.

Participants in the BSS market have traditionally provided postpaid only (IT-based) BSS solutions, or in-network-based prepaid/real-time systems. In recent years, the BSS market has changed to require market participants to offer converged BSS solutions to address the evolving needs of communication service providers. In addition, due to the increased use of data in connection with the deployment of smartphones and other devices, such as tablets, BSS solutions are now focused on data monetization. Generally, our competitors offer multi-system solutions for convergence while we offer a unified BSS solution to address both prepaid and postpaid, as well as combined (converged) accounts. We believe that our unified BSS solution, which is designed to lower total cost of ownership and facilitate faster time to launch new services, plans and campaigns, is superior to the multi-system solutions offered by our competitors. In addition, we offer a subscriber-based approach to data monetization by linking Comverse ONE with our mobile Internet solutions. However, communication service providers may not acknowledge the benefits of our BSS and mobile Internet solutions and elect to purchase alternative solutions offered by our competitors. In addition, competitors may develop internally or acquire BSS and mobile Internet solutions that could allow them to offer unified solutions, which may result in a decline in our competitive position and market share.

In the VAS market, wireless subscriber preferences have changed in recent years as consumers transitioned to alternative messaging applications, such as SMS text messaging, in part as a substitute for voicemail usage, and increased use of data in connection with the deployment of smartphones and other devices, such as tablets. This transition resulted in intensified competition due to the change in our business mix from the voicemail product line, in which we continue to hold a leading market position, to other applications and products in which we are continuing to face significant competitive challenges as part of our efforts to increase market share. In addition, we face increasing competition from changing technologies that may provide alternatives to our products and services. For example, the introduction of open access to web-based applications from wireless devices allows end users to utilize web-based services, such as Facebook, Google, Yahoo or Hotmail, to access, among other things, instant messaging and electronic mail free of charge rather than use wireless carriers’ service offerings.

We believe that competition in the sale of our products is based on a number of factors, the most important of which are product features and functionality, system capacity and reliability, marketing and distribution capability and price. Other important competitive factors include service and support and the capability to integrate systems with a variety of telecom networks, IP networks and Operation and Support Systems. We believe that the range of capabilities provided by, and the ease of use of, our systems compare favorably with other products currently marketed. We anticipate that competition will increase, and that a number of our direct and indirect competitors will introduce new or improved systems during the next several years.

Manufacturing and Sources of Supplies

Our manufacturing operations consist primarily of installing software on externally purchased hardware components and final assembly and testing, which involves the application of extensive quality control procedures to materials, components, subassemblies and systems. We primarily use third parties to perform modules and subsystem assembly, component testing and sheet metal fabrication. These manufacturing operations are performed primarily in the United States, Israel, France, Germany, Hong Kong, Japan, Russia and The Netherlands.

Although we generally use standard parts and components in our products, certain components and subassemblies are presently available only from a limited number of sources. To date, we have been able to obtain adequate supplies of all components and subassemblies in a timely manner from existing sources or, when necessary, from alternative sources or redesign the system to incorporate new modules, when applicable.

We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development, manufacturing and service departments that comply with the requirements of the international standards ISO 9001, ISO 14001, ISO 17799/27001, OHSAS 18001:2007, and eTOM certification for our BSS solutions.

Backlog

As of January 31, 2012 and 2011, we had a backlog of approximately $982 million and $1,173 million, respectively. Approximately 55% of our backlog as of January 31, 2012 is not expected to be filled in the fiscal year ending January 31, 2013. We define “backlog” as projected revenue from signed orders not yet recognized, excluding revenue from maintenance agreements. Orders constituting backlog may be reduced, cancelled or deferred by customers. Approximately $20 million of the decline in backlog is attributable to order cancellations by customers due to project cancellations and project size reductions.

Properties

We lease office space and manufacturing and storage facilities for our operations worldwide. We also have leases for our various sales offices worldwide. The following table presents, as of July 31, 2012, the country location and size (expressed in square feet) of the facilities leased by us:

Location	Size
Israel	449,976
United States	173,433
France	37,329
United Kingdom	35,087
India	25,267
Italy	16,275
Australia	10,471
Japan	9,966
Singapore	9,623
Brazil	9,187
Russia	7,867
Canada	7,165
China	6,759
Germany	6,074
Other	35,490

Total	839,969

(1)	Our Canadian facilities are used by Comverse VAS and our operations included in the column captioned “Comverse Other” as part of our business segment presentation. All of our other facilities are used by Comverse BSS, Comverse VAS and the operations included in Comverse Other.

For the fiscal year ended January 31, 2012, the aggregate base annual rent for the facilities under lease, net of sub-lease income, was approximately $19.7 million, and such leases may be subject to various pass-throughs and escalation adjustments. For more detailed information about our leases, see note 14 to the audited combined financial statements appearing elsewhere in this Information Statement.

In May 2012, we entered into an agreement for the lease of a facility of approximately 271,200 square feet in Raanana, Israel that is intended to replace our existing office space in Tel Aviv, Israel. The term of the lease is for ten years, expected to commence in October 2014. In addition, we have the right to extend the term of the lease by up to 5 years. The annual base rent under the agreement is approximately $5.1 million. We expect that this facility will be used by Comverse BSS, Comverse VAS and the other operations included in Comverse Other.

We believe that our facilities are adequate for our current operations. We may endeavor to selectively reduce or expand our existing lease commitments as circumstances warrant.

Research and Development

We continue to enhance the features and performance of existing solutions and introduce new solutions through extensive research and development activities. We believe that our future success depends on a number of factors, which include the ability to:

•	identify and respond to emerging technological trends in our target markets;

•	develop and maintain competitive solutions that meet or exceed customers’ changing needs; and

•	enhance existing products by adding features and functionality that differentiate our products from those of our competitors.

As a result, we have made and intend to continue to make investments in research and development. Research and development resources are allocated in response to market research and customer demands for additional features and products. The development strategy involves rolling out initial releases of products and adding features over time. We continuously incorporate customer feedback into the product development process. While we expect that new products will continue to be developed internally, we may, based on timing and cost considerations, acquire or license technologies, products or applications from third parties.

Significant research and development activity occurs in the United States and Israel with additional research and development offices in Canada, China, the Czech Republic, France, India, and the United Kingdom. Research and development leverages broad industry expertise, which includes, computer architecture, telephony, IP, data networking, multi-processing, databases, real time software design and application software design.

A portion of our research and development operations benefit from financial incentives provided by government agencies to promote research and development activities performed in Israel. The cost of such operations is, and will continue to be, affected by the continued availability of financial incentives under such programs. During the fiscal year ended January 31, 2012, as in many prior years, our research and development activities included projects submitted for partial funding under a program administered by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (or the OCS), under which reimbursement of a portion of our research and development expenditures is made subject to final approval of project budgets. Although the Government of Israel does not own proprietary rights in the OCS-funded Products and there is no specific restriction by the OCS with regard to the export of the OCS-funded Products, under certain circumstances, there may be limitations on the ability to transfer technology, know-how and manufacture of OCS-funded Products outside of Israel. Such limitations could result in the requirement to pay significantly increased royalties or a redemption fee calculated according to the applicable regulations. The difficulties in obtaining the approval of the OCS for the transfer of technology, know-how, manufacturing activities and/or manufacturing rights out of Israel could impair the ability of some of our subsidiaries to outsource manufacturing, enter into strategic alliances or engage in similar arrangements for those technologies, know-how or products.

Our gross research and development expenses for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010 were $39.1 million, $48.9 million, $94.3 million, $150.3 million and $177.9 million, respectively. Amounts reimbursable by the OCS and others for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010 were $0.3 million, $0.1 million, $0.1 million, $1.5 million and $1.9 million, respectively.

Patents and Intellectual Property Rights

Our success depends to a significant degree on the legal protection our software and other proprietary technology rights. We rely on a combination of patent, trade secret, copyright, and trademark laws and confidentiality and non-disclosure agreements with employees and third parties to establish and protect our proprietary rights.

We currently hold several patents, none of which are material to our operations on an individual basis.

Substantial litigation regarding intellectual property rights exists in technology related industries, and our products are increasingly at risk of third party infringement claims as the number of competitors in our industry segments grows and the functionality of software products in different industry segments overlaps. In the event of an infringement claim, we may be forced to seek expensive licenses, reengineer our products, engage in expensive and time-consuming litigation or stop marketing those products. We have been party to patent litigations. In the fiscal years ended January 31, 2012 and 2010, in connection with claims asserted, we entered into several settlements.

Licenses and Royalties

Licenses to third parties by us are designed to prohibit unauthorized use, copying, and disclosure of our software and other proprietary technology rights. We also license from third parties certain software, technology, and related rights for use in manufacture and marketing of our products, and pay royalties under such licenses and other agreements. We believe that the rights under such licenses and other agreements are sufficient for the manufacture and marketing of our products and, in the case of licenses, extend for periods at least equal to the estimated useful lives of the related technology and know-how.

Segment Information

For a presentation of revenue from external customers, income (loss) from operations and certain other financial information for the six months ended July 31, 2012 and 2011 and the fiscal years ended January 31, 2012, 2011 and 2010, see note 14 to the interim condensed combined financial statements and note 21 to the audited combined financial statements included elsewhere in this Information Statement.

Domestic and International Sales and Long-Lived Assets

We generate revenue domestically and internationally. Revenue by major geographical region is based upon the geographic location of the customers who purchase our products and services. The geographical locations of distributors, resellers and systems integrators who purchase products and utilize our services may be different from the geographical locations of end customers. Revenue by geographic region and revenue by geographic region as a percentage of total revenue, for the six months ended July 31, 2012 and 2011 were as follows:

	Six Months Ended July 31,
	2012		2011
	(UNAUDITED)
	(Dollars in thousands)
United States	$62,741	20%	$40,243	12%
India	24,153	8%	21,094	6%
Japan	23,305	8%	27,448	8%
Russia	16,916	5%	20,212	6%
Australia	18,051	6%	24,616	7%
Ukraine	13,830	4%	12,236	4%
Other foreign(1)	149,980	49%	199,970	57%

Total	$308,976	100%	$345,819	100%

(1)	Other foreign consists of numerous countries, none of which represents more than 5% of total revenue.

Revenue by geographic region and revenue by geographic region as a percentage of total revenue, for fiscal years ended January 31, 2012, 2011 and 2010 were as follows:

	Fiscal Years Ended January 31,
	2012		2011		2010
	(Dollars in thousands)
United States	$93,901	12%	$188,766	22%	$131,424	17%
Russia	73,818	10%	42,922	5%	56,449	7%
India	57,543	7%	46,591	5%	29,119	4%
Australia	43,249	6%	61,541	7%	34,949	4%
Japan	43,243	6%	49,227	6%	25,699	3%
Italy	24,578	3%	46,019	5%	53,695	7%
France	22,827	3%	39,137	5%	50,131	6%
Other foreign(1)	411,998	53%	388,633	45%	413,321	52%

Total	$771,157	100%	$862,836	100%	$794,787	100%

(1)	Other foreign consists of numerous countries, none of which represents more than 5% of total revenue.

Our long-lived assets primarily consist of property and equipment, net, capitalized software development costs, net, and deferred costs of revenue. We believe that property and equipment, net, is exposed to the geographic area risks and uncertainties more than other long-lived assets, because these tangible assets are difficult to move and are relatively illiquid. Property and equipment, net, by country of domicile consists of the following as of July 31, 2012 and January 31, 2012 and 2011:

	July 31, 2012	January 31,
		2012	2011
	(UNAUDITED)
	(In thousands)
United States	$6,712	$6,688	$9,259
Israel	30,508	33,484	24,910
Other	4,050	4,515	6,470

	$41,270	$44,687	$40,639

Our international operations are subject to certain risks. For a description of risks attendant to our foreign operations, see “Risk Factors—Risks Relating to International Operations.”

Export Regulations

We are subject to export control regulations in countries from which we export goods and services. These controls may apply by virtue of the country in which the products are located or by virtue of the origin of the content contained in the products. If the controls of a particular country apply, the level of control generally depends on the nature of the goods and services in question. Where controls apply, the export of our products generally requires an export license or authorization (either on a per-product or per transaction basis) or that the transaction qualify for a license exception or the equivalent, and may also be subject to corresponding reporting requirements.

Operations in Israel

A substantial portion of our research and development, manufacturing and other operations is located in Israel and, accordingly, may be affected by economic, political and military conditions in that country. We benefit from certain trade agreements and arrangements providing for reduced or duty-free tariffs for certain exports from Israel. Our business is dependent to some extent on trading relationships between Israel and other countries. Certain of our products incorporate imported components into Israel and most of our products are sold outside of Israel. We could be materially adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel. In addition, the sale of products manufactured in Israel may be materially adversely affected in certain countries by restrictive laws, policies or practices directed toward Israel or companies having operations in Israel. In addition, many of our Israeli employees are required to perform annual mandatory military service in Israel, and are subject to being called to active duty at any time under emergency circumstances. The absence of these employees may have an adverse effect upon our operations.

We benefit from various policies of the Government of Israel, including reduced taxation and special subsidy programs, such as those administered by the OCS. For a more detailed discussion of the terms of these programs, see “—Research and Development.”

Our results of operations have been favorably affected by participation in Israeli government programs related to research and development, as well as utilization of certain tax incentives and other incentives available under applicable Israeli laws and regulations, some of which have been reduced, discontinued or otherwise modified in recent years. In addition, our ability to obtain benefits under various discretionary funding programs has declined and may continue to decline. Our results of operations could be adversely affected if these programs were further reduced or eliminated and not replaced with equivalent programs or if our subsidiaries’ ability to participate in these programs were to be further reduced significantly.

Environmental Regulations

Our operations are subject to certain foreign, federal, state and local regulatory requirements relating to environmental, waste management, labor and health and safety matters. Management believes that our business is operated in material compliance with all such regulations. To date, the cost of such compliance has not had a material impact on our capital expenditures, earnings or competitive position or that of our subsidiaries. However, violations may occur in the future as a result of human error, equipment failure or other causes. Further, we cannot predict the nature, scope or effect of environmental legislation or regulatory requirements that could be imposed or how existing or future laws or regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require substantial expenditures by us and could have a material impact on our business, financial condition and results of operations.

Employees

As of July 31, 2012, we employed approximately 2,500 individuals. Approximately 45%, 23% and 32% of our employees are located in Israel, the United States and other regions, including Europe and Asia Pacific (or APAC), respectively.

Our U.S. employees are not covered by collective bargaining agreements. Employees based in certain countries in Europe, including France, Italy and Spain, and in the Americas (other than the U.S.), including Brazil, are covered by collective bargaining agreements. These collective agreements typically cover work hour, working conditions, disability, vacation, severance and other employment terms.

We are not a party to any collective bargaining or other agreement with any labor organization in Israel. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to our Israeli employees by virtue of an expansion order of the Israeli Ministry of Industry, Trade and Labor. Under Israeli law, we are required to maintain employee benefit plans for the benefit of our employees (referred to as the employee benefit plans). Each month, both we and our employees contribute sums to the employee benefit plans. The employee benefit plans provide a combination of savings plan, insurance and severance pay benefits to participating employees. Some of the sums we contribute monthly to the employee benefit plans are used to satisfy in part severance pay to which the employees may be entitled under Israeli law. Under Israeli law, we are obligated to make severance payments to employees of our Israeli subsidiaries on the basis of each individual’s current salary and length of employment. Under Israel’s Severance Pay Law, employees are entitled to one month’s salary for each year of employment or a portion thereof. Israeli employees are required to make, and employers are required to pay and withhold, certain payments to the National Insurance Institute (similar, to some extent, to the United States Social Security Administration), on account of social security and health tax payments, for national health insurance and social security benefits.

We consider our relationship with our employees to be good.

Legal Proceedings

Proceedings Related to CTI’s Special Committee Investigations

Overview

On March 14, 2006, CTI announced the creation of a Special Committee of its Board of Directors (referred to as the Special Committee) composed of outside directors to review CTI’s historic stock option grant practices and related accounting matters, including, but not limited to, the accuracy of the stated dates of option grants and whether all proper corporate procedures were followed. In November 2006, the Special Committee’s investigation was expanded to other financial and accounting matters, including the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts, the misclassification of certain expenses, the misuse of accounting reserves and the misstatement of backlog. The Special Committee issued its report on January 28, 2008. Following the commencement of the Special Committee’s investigation, CTI, certain of its subsidiaries and some of CTI’s former directors and officers were named as defendants in several class and derivative actions, and CTI commenced direct actions against certain of its former officers and directors.

Beginning on or about April 19, 2006, class action lawsuits were filed by persons identifying themselves as CTI shareholders, purportedly on behalf of a class of CTI’s shareholders who purchased its publicly-traded securities. The actions were later consolidated and adjudicated at the United States District Court for the Eastern District of New York. The complaint named CTI and certain of its former officers and directors as defendants and alleged, among other things, violations of Sections 10(b) and 14(a) of the Exchange Act, Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act in connection with prior statements made by CTI with respect to, among other things, its accounting treatment of stock options. The action sought compensatory damages in an unspecified amount.

The parties to this action entered into a settlement agreement on December 16, 2009, which was amended on June 19, 2010 and approved by the court in which such action was pending on June 23, 2010. Under the settlement agreement, CTI paid the plaintiffs $160.2 million, of which $82.5 million was paid through the issuance of 12,462,236 CTI common shares and the remainder was paid in cash.

Israeli Optionholder Class Actions

CTI and certain of its subsidiaries, including Comverse Ltd. (a subsidiary of ours), were named as defendants in four potential class action litigations in the State of Israel involving claims to recover damages incurred as a result of purported negligence or breach of contract that allegedly prevented certain current or former employees from exercising certain stock options. We intend to vigorously defend these actions.

Two cases were filed in the Tel Aviv District Court against CTI on March 26, 2009, by plaintiffs Katriel (a former Comverse Ltd. employee) and Deutsch (a former Verint Systems Ltd. employee). The Katriel case (Case Number 1334/09) and the Deutsch case (Case Number 1335/09) both seek to approve class actions to recover damages that are claimed to have been incurred as a result of CTI’s negligence in reporting and filing its financial statements, which allegedly prevented the exercise of certain stock options by certain employees and former employees. By stipulation of the parties, on September 30, 2009, the court ordered that these cases, including all claims against CTI in Israel and the motion to approve the class action, be stayed until resolution of the actions pending in the United States regarding stock option accounting, without prejudice to the parties’ ability to investigate and assert the unique facts, claims and defenses in these cases. On April 4, 2012, plaintiffs filed a motion to lift the stay based on the resolution of the actions in the United States. On May 7, 2012, the court lifted the stay, and the plaintiffs have filed an amended complaint and motion to certify a class of plaintiffs in a single consolidated class action. The defendants’ deadline to respond is October 24, 2012. On July 13, 2012, plaintiffs filed a motion seeking an order that CTI hold back $150 million in assets as a reserve to satisfy any potential damage awards that may be awarded in this case, but does not seek to enjoin the share distribution. We do not believe that the motion has merit. On July 25, 2012, the court indicated that it will not rule on the motion until after it rules on plaintiffs’ motion to certify a class of plaintiffs. The deadline for CTI to respond to plaintiffs’ motion has been extended to October 24, 2012. On August 16, 2012, plaintiffs filed a motion for leave to appeal the court’s order to the Israeli Supreme Court.

Two cases were also filed in the Tel Aviv Labor Court by plaintiffs Katriel and Deutsch, and both seek to approve class actions to recover damages that are claimed to have been incurred as a result of breached employment contracts, which allegedly prevented the exercise by certain employees and former employees of certain CTI and Verint Systems stock options, respectively. The Katriel litigation (Case Number 3444/09) was filed on March 16, 2009, against Comverse Ltd., and the Deutsch litigation (Case Number 4186/09) was filed on March 26, 2009, against Verint Systems Ltd. The Tel Aviv Labor Court has ruled that it lacks jurisdiction, and both cases have been transferred to the Tel Aviv District Court. These cases have been consolidated with the Tel Aviv District Court cases discussed above.

Additional cases have been filed by individual plaintiffs similarly seeking to recover damages up to an aggregate of $3.5 million allegedly incurred as a result of the inability to exercise certain stock options. The cases generally allege the same causes of actions alleged in the potential class action discussed above.

Investigation of Alleged Unlawful Payments

On March 16, 2009, CTI disclosed that the Audit Committee of its Board of Directors was conducting an internal investigation of alleged improper payments made by certain of our employees and external sales agents in foreign jurisdictions in connection with the sale of certain products. The Audit Committee also reviewed our other existing and prior arrangements with agents. When CTI’s Audit Committee commenced the investigation, CTI voluntarily disclosed to the SEC and the DOJ these facts and advised that the Audit Committee had initiated an internal investigation and that the Audit Committee would provide the results of its investigation to the agencies. On April 27, 2009, the SEC advised CTI that it was investigating the matter and issued a subpoena to CTI in connection with its investigation. The Audit Committee provided information to, and cooperated fully with, the DOJ and the SEC with respect to its findings of the internal investigation and resulting remedial action.

On April 7, 2011, we and CTI entered into a non-prosecution agreement with the DOJ and the SEC submitted a settlement agreement with CTI and us to the United States District Court for the Eastern District of New York for its approval, which was obtained on April 12, 2011. These agreements resolved allegations that CTI and certain of our foreign subsidiaries violated the books and records and internal controls provisions of the FCPA by inaccurately recording certain improper payments made from 2003 through 2006 by certain former employees and an external sales agent of Comverse Ltd. or its subsidiaries, in connection with the sale of certain products in foreign jurisdictions.

Under the non-prosecution agreement with the DOJ, CTI paid a fine of $1.2 million to the DOJ and we and CTI agreed to continue to implement improvements in our internal controls and anti-corruption practices and policies. Under the settlement agreement with the SEC, CTI paid approximately $1.6 million in disgorgement and pre-judgment interest and we and CTI are required under a conduct-based injunction to comply with the books and records and internal controls provisions of the FCPA.

Other Legal Proceedings

From time to time, we and our subsidiaries are subject to claims in legal proceedings arising in the normal course of business. We do not believe that we or our subsidiaries are currently party to any pending legal action not described herein or disclosed in our combined financial statements that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers

Effective May 21, 2012, Philippe Tartavull was appointed as our President and Chief Executive Officer. Mr. Tartavull is currently in the process of reviewing our management structure to, among other things, determine the size and composition of the executive team after completion of the share distribution. Currently, we anticipate our executive officers following the share distribution will include Mr. Tartavull, Mr. Thomas B. Sabol, our Senior Vice President and Chief Financial Officer, and Mr. Oded Golan, who will continue to serve as our Senior Vice President and Chief Operating Officer until his anticipated separation from us on January 31, 2013. In addition, we expect to appoint additional executive officers prior to completion of the share distribution. Certain biographical information for Messrs. Tartavull, Sabol and Golan is included in the following table and paragraphs.

Name	Age	Position
Philippe Tartavull	54	President and Chief Executive Officer
Thomas B. Sabol	53	Senior Vice President, Chief Financial Officer
Oded Golan	42	Senior Vice President, Chief Operating Officer

The following is a summary of the qualifications and experience of our executive officers, other than Philippe Tartavull, whose qualifications and experience are set forth in “—Our Board Following the Share Distribution.”

Thomas B. Sabol. Mr. Sabol has served as our Senior Vice President and Chief Financial Officer since July 2012. From April 2009 to August 2011, Mr. Sabol served as Chief Financial Officer of Hypercom Corporation, a publicly-traded global leader in high security, end-to-end electronic payment products and services. From February 2006 to April 2009, Mr. Sabol served as Chief Financial Officer of Suntron Corporation, a publicly-traded provider of electronic manufacturing services that was taken private by its majority shareholder in December 2007. Prior thereto, Mr. Sabol served as Chief Financial Officer of Wolverine Tube, Inc. and in senior executive positions at Plexus Corp., including as its Chief Operating Officer and Chief Financial Officer. Mr. Sabol was also the General Auditor at Kemper Corporation and practiced public accounting with Coopers & Lybrand. Mr. Sabol formerly served as a director of Suntron Corporation within the last five years. Mr. Sabol is a Certified Public Accountant and holds a BS in Accounting from Marquette University.

Oded Golan. Mr. Golan has served as our Senior Vice President, Chief Operating Officer since July 2011 and pursuant to a separation agreement, dated August 5, 2012, will continue to serve in his current capacity through January 31, 2013. From August 2010 to July 2011, Mr. Golan served as our Senior Vice President, Business Transformation. Mr. Golan joined us in 2000 and served in various positions, including as Vice President and General Manager, Asia Pacific from January 2009 to July 2010 and President and Representative Director, Japan and Korea. Prior thereto, Mr. Golan has served in other positions with us, including Assistant Vice President, Regional Technical Director, Japan and Korea and Project Manager and Customer Support Director, Japan and Korea. Mr. Golan holds a B.A. degree in International Relations from the Hebrew University and an M.B.A. from Tel Aviv University.

Our Board Following the Share Distribution

Our board of directors currently consists of certain executive officers of CTI. After the share distribution, we expect to have a board of directors initially consisting of seven directors. Our proposed bylaws will vest in the Board the authority to fix the number of directors as long as there are not fewer than three or more than eleven.

Pursuant to the Letter Agreement entered into between the CTI Board and the Cadian Group, CTI has agreed that, immediately prior to the share distribution, CTI will cause our Board to be comprised of seven directors, one of whom will be our chief executive officer, Philippe Tartavull, three of whom will be designated by the CTI Board

(initially Charles J. Burdick, Susan D. Bowick and Mark C. Terrell, each of whom currently serves, and is expected to continue to serve, on the CTI Board after the share distribution), and three of whom will be designated by Cadian Capital and acceptable to the CTI Board acting reasonably and in good faith but in no event constrained from exercising its fiduciary duties (initially expected to be James Budge, Stephen Andrews and Doron Inbar).

In the event that prior to the share distribution, the rights and obligations of the CTI Board under the Letter Agreement are terminated for any reason, including but not limited to the Cadian Group ceasing to own, in the aggregate, at least 1,000,000 CTI common shares or in the event that any member of the Cadian Group breaches in any material respect certain of its obligations under the Letter Agreement and the breach remains uncured after receipt of notice, we expect that Susan D. Bowick, Charles J. Burdick, Philippe Tartavull, Mark C. Terrell, Robert Dubner, Augustus K. Oliver and Theodore H. Schell, all of whom (other than Mr. Tartavull) are on the current CTI Board, will be appointed to serve on our Board.

Below is a summary of the qualifications and experience of each of the individuals who are expected to be appointed as directors pursuant to the terms of the Letter Agreement, including biographical data for at least the last five years and an assessment of the experience, qualifications and skills of each such nominee.

Stephen Andrews. Mr. Andrews, age 54, has been an independent Technology, Media & Telecommunications advisor and investor at AbbeyBarn Communications Limited since June 2009 and in such capacity has served as the Chairman of a Global TelCo Consortia (TelCo Futures Forum), sponsored by Deutsche Telekom and Swisscom. During this time he has also been an Executive Advisor to companies such as: Microsoft (UK), Qsensei (Germany/USA), Mimedia (USA), Aap3 (UK/USA), and Elinia (UK). From 2003 to April 2009, Mr. Andrews served as the Group Managing Director of BT Mobility & Convergence and Managing Director of Strategy and Products at BT Retail, a division of BT Group plc, a global communications services provider, where he supervised approximately 500 employees and executives. From 2000 to 2003, Mr. Andrews was the President of the International Carrier and Networks Business of BT Global Services, a division of BT Group plc. From 1999 to 2000, Mr. Andrews was the President of BT European Broadband Network Services, a division of BT Group plc. From 1996 to 1999, Mr. Andrews was a Director of European Alliances responsible for investments in joint ventures and 100% owned TMT companies at BT Europe, a division of BT Group plc. Mr. Andrews holds a Full Technological Certificate in Advanced Telecommunications from Bristol College (UK) and a Certificate in Industrial Management from Kingston upon Thames Management College. Mr. Andrews’ qualifications to serve on the Board include his over 25 years of global experience as an executive in the telecommunications and IT industry and significant business and management experience.

Susan D. Bowick. Ms. Bowick, age 64, has served as a member of the CTI Board since December 2006. Ms. Bowick served as a consultant to the joint venture of Nokia Corporation and Siemens A.G. during 2006. From 2004 to 2007, Ms. Bowick served as an independent consultant to SAP A.G., a provider of software solutions, and Nokia Corporation, a manufacturer of mobile devices. From 1977 to 2004, Ms. Bowick served at various executive positions with Hewlett-Packard Company, a provider of information technology, infrastructure, personal computing and global services and imaging and printing products and services, most recently as its Executive Vice President, Human Resources and Workforce Development. Ms. Bowick serves as a director and the Chair of the Compensation Committee of each of Verint Systems, a majority-owned subsidiary of CTI, and EarthLink, Inc., an Internet service provider. In addition, Ms. Bowick served as a guest lecturer at Stanford Graduate School of Business and was a founding Board member of the Washington state M.E.S.A. program engaged in the identification and retention of high potential junior high school students. Ms. Bowick holds a B.S., Business Administration and Education from the University of Nebraska. Ms. Bowick’s qualifications to serve on the Board include her leadership, operational and global experience as a consultant and executive in the area of executive compensation and human resources at publicly-held companies. Ms. Bowick also has public company board and corporate governance experience attributable to her service as an independent director of a NASDAQ-listed company.

James Budge. Mr. Budge, age 45, has served as the Chief Operating Officer and Chief Financial Officer of Genesys Telecommunications Laboratories, Inc., a producer of call center software, since May 2012. Previously,

Mr. Budge served as the Chief Financial Officer of Rovi Corporation (NASDAQ:ROVI), a global provider of digital entertainment technology solutions, from September 2005 to May 2012 and as its Chief Financial Officer and Chief Operating Officer from February 2012 to May 2012. Mr. Budge served as Chief Financial Officer of Trados, Inc., an enterprise management software provider, from January 2004 until its merger with SDL International in August 2005. From August 2002 until joining Trados, Inc., Mr. Budge served as Chief Financial Officer of Sendmail, Inc., a secure email provider, and from April 1999 until its merger with IBM in January 2002, Mr. Budge served as Chief Financial Officer of CrossWorlds Software, Inc., a provider of business infrastructure software. Mr. Budge holds a B.S. in Accounting from Brigham Young University. Mr. Budge’s qualifications to serve on the Board include his significant operational and financial expertise.

Charles J. Burdick. Mr. Burdick, age 61, has served as CTI’s Chairman and Chief Executive Officer since March 2011, as a member of the CTI Board since December 2006 and as Chairman of the CTI Board since March 2008. From March 2011 through May 2012, Mr. Burdick also served as our President and Chief Executive Officer. From March 2011 to May 2012, Mr. Burdick served as our President and Chief Executive Officer and CTI’s Chief Executive Officer. Until July 2005, he was Chief Executive Officer of HIT Entertainment Plc, a publicly listed provider of pre-school children’s entertainment. From 1996 to 2004, Mr. Burdick worked for Telewest Communications, the second largest cable television company in the United Kingdom, serving as Chief Financial Officer and Chief Executive Officer. In these roles, Mr. Burdick oversaw the financial and operational restructuring of Telewest and was responsible for leading and financing the acquisitions of a number of cable companies. Mr. Burdick has also held a series of financial positions with TimeWarner, US WEST and MediaOne, specializing in corporate finance, mergers and acquisitions, and international treasury. During the last five years, Mr. Burdick served as a director of Bally Total Fitness Holding Corporation, HIT Entertainment plc, QXL plc, Singer and Friedlander (owned by the Kaupthing Group), CTC Media, Transcom WorldWide S.A. and as the Chairman of the Board of Directors of Verint Systems. Mr. Burdick holds a M.B.A. from the University of California, Los Angeles and a B.A. in Economics from the University of California, Santa Barbara. Mr. Burdick’s qualifications to serve on the Board include his leadership, financial and accounting, industry, operational, global and public company board and corporate governance experience attributable to his service as CTI’s Chief Executive Officer and as an executive officer and director of telecommunications and media companies with more than 25 years in the industry.

Doron Inbar. Mr. Inbar, age 62, has been a Venture Partner at Carmel Ventures, an Israeli-based venture capital firm that invests primarily in early stage companies in the fields of Software, Communications, Semiconductors, Internet, Media, and Consumer Electronics, since 2006. Previously, Mr. Inbar served as the President of ECI Telecom Ltd., a global telecom networking infrastructure provider, from November 1999 to December 2005 and its Chief Executive Officer from February 2000 to December 2005. Mr. Inbar joined ECI Telecom Ltd. in 1983 and during his first eleven years with the company, served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., in the U.S., including Executive Vice President and General Manager. In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries of ECI Telecom Ltd. In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer of ECI Telecom Ltd., and he became Executive Vice President of ECI Telecom Ltd. in January 1999. Mr. Inbar has served on the board of directors of Alvarion Ltd. (NASDAQ: ALVR), a company that designs and sells broadband wireless and Wi-Fi products, since September 2009 and is a member of its audit committee. Mr. Inbar also serves on the board of directors of SolarEdge Technologies Inc., an innovative start up in the photovoltaic industry, as Chairman of the Board of Archimedes Global Ltd., a company which provides health insurance and health provision in East Europe, and on the board of directors of Maccabi dent Ltd., the largest chain of dental service clinics in Israel. Previously, Mr. Inbar served as Chairman of the Board of C-nario Ltd., a global provider of digital signage software solutions, Chairman of the Board of Followap Inc., which was sold to Neustar, Inc. in November 2006, and Chairman of the Board of Enure Networks Ltd. Mr. Inbar holds a B.A. in Economics and Business Administration from Bar-Ilan University, Israel. Mr. Inbar’s qualifications to serve on the Board include his extensive management and financial expertise, in addition to his experience serving as a director and the Chairman of the Board of several companies.

Philippe Tartavull. Mr. Tartavull, age 54, has served as our President and Chief Executive Officer since May 2012. From December 2007 to August 2011, Mr. Tartavull served as President and Chief Executive Officer of Hypercom Corporation, a publicly-traded global leader in high security, end-to-end electronic payment products and services, and from February 2007 to November 2007 served as its President and Chief Operating Officer. Hypercom was acquired by Verifone Systems, Inc. in 2011. From 1998 to 2007, Mr. Tartavull served as President of Oberthur Card Systems of America Corp., following a year as that company’s chief operating officer. Oberthur is one of the world’s leading providers of card-based solutions including SIM (Subscriber Identity Module) and multi-application smart cards as well as related software, applications and services. From 1988 to 1998, Mr. Tartavull served as President and Chief Executive Officer of Thales/Syseca Inc., a provider of systems integration services and mission critical software for the transportation and utilities industries. His previous positions included several management positions at Syseca/Thales, Compagnie Internationale Des Services Informatiques, Baker International and European Management Oil & Gas Investment. Mr. Tartavull formerly served as a director of Hypercom Corporation and MRV Communications, Inc. within the last five years. Mr. Tartavull earned an MBA from the Institut d’Administration des Enterprises, Sorbonne University, an MS in Engineering from Ecole Nationale Superieure des Petroles et de Moteurs, and a BS in Engineering from the Centre d’Etudes Superieures des Techniques Industrielles, all in Paris, France. He is also a graduate of the Executive Program at the UCLA Anderson School of Management. Mr. Tartavull’s qualifications to serve on the Board include his leadership, operational, financial, global business and global strategy experience attributable to his service as Chief Executive Officer. Mr. Tartavull also has corporate governance experience attributable to his service as a director in publicly-traded companies.

Mark C. Terrell. Mr. Terrell, age 66, has served as a member of the CTI Board since July 2006. From December 2006 to March 2008, Mr. Terrell served as non-executive Chairman of the Board for CTI. Mr. Terrell served as the Partner in Charge and Executive Director of KPMG’s Audit Committee Institute (or ACI) from 2000 to 2004, in which capacity he established the ACI mission and strategy. Mr. Terrell was a KPMG audit engagement partner from 1979 to 2000 and acted, from 1985 to 2000, as the Office Managing Partner of three KPMG offices – El Paso, Texas; Albuquerque, New Mexico; and St. Petersburg, Florida. During Mr. Terrell’s thirty-five year career in public accounting he served on a number of not-for-profit boards in each of the communities in which he practiced, and he has spoken extensively on both audit committee and broader corporate governance issues. Mr. Terrell currently serves as a director of Verint Systems. Since his retirement from KPMG in 2004, Mr. Terrell has participated extensively as a faculty member of the National Association of Corporate Directors. Mr. Terrell received his Bachelor of Business Administration degree from the University of Texas at El Paso in 1967. Mr. Terrell’s qualifications to serve on the Board include his financial and accounting experience attributable to his service as a senior partner at a prominent accounting firm. In addition, Mr. Terrell has public company and corporate governance experience as a director for not-for-profit corporations and through his involvement in corporate governance activities.

Director Independence

Assuming the members of the initial Board are appointed pursuant to the Letter Agreement, we expect that Ms. Bowick and Messrs. Terrell, Andrews, Budge and Inbar will qualify as independent under our independence standards and the listing standards of the NASDAQ Marketplace Rules once appointed to our Board. Our Board will make the final determination as to independence of its members shortly before the share distribution. Mr. Tartavull can not be considered an independent director due to his employment as our President and Chief Executive Officer and Mr. Burdick can not be considered independent because he served as our President and Chief Executive Officer within the past three years.

Under the Corporate Governance Guidelines and Principles that we expect to adopt prior to the share distribution, for a director to be considered independent, he or she cannot be an officer or employee of our company and the Board must affirmatively determine that the director lacks a “material relationship” with us (either directly or as a partner, controlling shareholder or executive officer of an organization that has a material relationship with us) and with members of our senior management team. A “material relationship” is defined as a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, to be considered independent, a director will need to meet the listing standards of the NASDAQ Marketplace Rules.

In addition to the above analysis, the definition used by the Board to determine director independence (subject to the guidance provided by NASDAQ Marketplace Rules) will include certain transactions, relationships and arrangements specified in Section V(C) of our proposed Corporate Governance Guidelines and Principles. Shareholders will be able to access the Corporate Governance Guidelines and Principles on our website prior to the share distribution.

Furthermore, all members of the Audit Committee and the Corporate Governance and Nominating Committee will be required to be independent in accordance with our Board’s definition of the term “independence” and with the applicable rules of the SEC and NASDAQ. All members of the Compensation and Leadership Committee will be required to be independent in accordance with the applicable rules of the SEC and NASDAQ.

In addition to the independence standards set forth above, each director will be expected to act with integrity and to adhere to the policies set forth in the Code of Conduct we will adopt in connection with the share distribution. Under the Corporate Governance Guidelines and Principles that we expect to adopt prior to the share distribution, any waiver of the requirements of the Code of Conduct for any director or executive officer will need to be approved by our Board and promptly disclosed on our website.

Under the Corporate Governance Guidelines and Principles that we expect to adopt prior to the share distribution, directors will have a personal obligation to disclose actual or potential conflicts of interest to the Corporate Governance and Nominating Committee and the Chairman, prior to any Board decision related to the matter and, if in consultation with legal counsel it is determined a conflict exists or the perception of a conflict is likely to be significant, to recuse themselves from any discussion or vote related to the matter.

Committees of Our Board

Effective upon the completion of the share distribution, our Board will have the following committees, each of which will operate under a written charter that will be posted to our website prior to the share distribution.

Audit Committee

Prior to the share distribution, the Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The Audit Committee will assist the board of directors in fulfilling its oversight responsibilities regarding:

•

the conduct and integrity of our accounting and financial reporting processes, audits of our financial statements and reports made to any governmental or regulatory body, shareholders, the public or other users thereof;

•	our compliance with legal and regulatory requirements;

•	the qualifications, engagement, compensation, independence and performance of our independent auditors, their conduct of the annual audit, and their engagement for any other services;

•	the performance of our internal audit function and our systems of internal accounting and financial and disclosure controls and procedures;

•	related-person transactions (as defined in the Exchange Act);

•	our code of business conduct and ethics as established by our Board;

•	the Audit Committee report required to be included in our annual proxy statement; and

•

review and discussion with management and our independent registered public accounting firm of any major financial risk exposures and assessment of the steps and processes management has implemented to monitor and control such exposures.

The Audit Committee will be comprised of members that meet the independence requirements set forth in the NASDAQ Marketplace Rules and in accordance with the Audit Committee charter. The Audit Committee charter will be posted on our website prior to the share distribution. Each of the members of the Audit Committee will be financially literate and have accounting or related financial management expertise as such terms are interpreted by the Board in its business judgment and we expect that each member will meet the definition of audit committee financial expert. None of our Audit Committee members will simultaneously serve on more than two other public company audit committees unless the Board specifically determines that it would not impair the ability of an existing or prospective member to serve effectively on the Audit Committee. The initial members of the Audit Committee will be determined by our Board after the share distribution.

Compensation and Leadership Committee

Prior to the share distribution, we will establish the Compensation and Leadership Committee. The purposes and responsibilities of the Compensation and Leadership Committee will include, among other things:

•

determining and recommending for Board approval, which approval must include the affirmative vote of the majority of the independent directors, the compensation of our Chief Executive Officer and other executive officers;

•	reviewing, approving or otherwise recommending to the Board for approval, management incentive compensation policies and programs;

•	reviewing, approving or otherwise recommending to the Board for approval, equity compensation programs for employees;

•	reviewing and recommending to the Board the submission to shareholders of votes on executive compensation matters, including advisory votes and the frequency of such votes;

•	reviewing from a risk management perspective our compensation policies and practices for executives, management and employees generally; and

•	the Compensation Committee Report required to be included in our annual proxy statement.

The Compensation and Leadership Committee will be comprised of members that meet the independence requirements set forth by the SEC and in the NASDAQ Marketplace rules. The Compensation and Leadership Committee charter will be posted on our website. The members of the Compensation and Leadership Committee will be “non-employee directors” (within the meaning of Rule 16b-3 of the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation and Leadership Committee will be determined by our Board after the share distribution. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that would require disclosure under Item 407(e)(4) of Regulation S-K.

Corporate Governance and Nominating Committee

Prior to the share distribution, we will establish the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will, among other things, be responsible for:

•

identifying individuals qualified to serve as directors and recommending to the Board the nominees for all directorships and reviewing the process and criteria used to review and evaluate director candidates;

•	developing and recommending to the Board, and overseeing the implementation of, our Corporate Governance Guidelines and Principles;

•	reviewing, on a regular basis, our overall corporate governance, including the board of directors’ leadership structure, and recommending improvements, when necessary; and

•	undertaking such other matters as it, with the concurrence of the board of directors, deems necessary.

The Corporate Governance and Nominating Committee will be comprised of members that meet the independence requirements set forth by the SEC and in the NASDAQ Marketplace Rules and in accordance with the Corporate Governance and Nominating Committee charter. The Corporate Governance and Nominating Committee charter will be posted on our website. The initial members of the Corporate Governance and Nominating Committee will be determined by our Board after the share distribution.

Code of Business Conduct and Ethics

Prior to the completion of the share distribution, we intend to adopt a written code of ethics to promote commitment to honesty, ethical behavior and lawful conduct. All directors, officers and employees will be required to abide by the Code of Business Conduct and Ethics, which will provide the foundation for compliance with all corporate policies and procedures and best business practices. The policies and procedures will address a wide array of professional conduct, including

•	maintaining a safe, healthy and affirmative workplace and environment;

•	methods for avoiding and resolving conflicts of interest;

•	integrity and security;

•	safeguarding intellectual property;

•	protecting confidential information;

•	privacy and company assets;

•	network use;

•	prohibiting insider trading;

•	ensuring fair disclosure;

•	adhering to fair trade practices and anti-trust compliance;

•	prohibiting impermissible payments and ensuring Foreign Corrupt Practices Act compliance;

•	restricting political contributions and activities;

•	maintaining accounting practices;

•	reporting of audit and accounting concerns, books and records;

•	record retention; and

•	ensuring strict compliance with all laws and regulations applicable to the conduct of business.

A copy of our code of ethics will be posted on our website immediately prior to the share distribution.

Director Nomination Process

As previously discussed, the CTI Board has agreed to the composition of our initial Board under the terms of the Letter Agreement. In the event the Letter Agreement is terminated prior to the share distribution, our initial Board will be selected through a process involving both us and CTI.

With regard to the criteria for our Board members, we intend to seek to ensure that each director has the personal characteristics (such as integrity, business judgment, intellectual ability and capacity to work as part of a team), as well as the time and commitment, to serve effectively and contribute meaningfully as a director. In addition, we will endeavor to provide that the board of directors, overall, has the appropriate set of professional skills, industry experience and diversity of perspectives to fulfill roles of the board and its committees. These include skills in the areas of finance, accounting, technology, marketing and general executive management. We also intend to seek to have a sufficient number of our Board members where such directors have prior experience working closely with, or serving on, the board of a public company.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which shareholders and other interested third parties may communicate with non-management members of our Board.

Board Leadership Structure

Following the share distribution, we expect our Board to retain discretion and authority to modify the board’s leadership structure to best address our circumstances from time to time. The Corporate Governance and Nominating Committee is expected to have the responsibility to review the board’s leadership structure in light of our specific characteristics and recommend any changes to the board for approval. Our Corporate Governance Guidelines and Principles, which we expect to be adopted prior to the share distribution, will set forth, among other things, the board’s belief that the Chairman of the board should be an independent director.

Our Corporate Governance Guidelines and Principles will also provide that when the board determines that the positions of Chairman of the board and Chief Executive Officer are to be held by the same person or the Chairman of the board is a non-independent director, the board will appoint an Independent Lead Director, who shall have certain responsibilities, including the following:

•	convening and presiding at meetings of the board at which the Chairman is not present, including executive sessions of the independent and non-management directors;

•	serving as liaison between the Chief Executive Officer and the independent and non-management directors and providing the Chief Executive Officer with feedback from executive sessions;

•	approving in consultation with the Chairman/Chief Executive Officer information flow to the board;

•	approving in consultation with the Chairman/Chief Executive Officer Board meeting agendas and schedules;

•	recommending retention of outside advisors and consultants;

•	consulting with the Corporate Governance and Nominating Committee on the appointment of chairs and members for board committees; and

•	being available for consultation and communication with shareholders in appropriate circumstances, as instructed by the Board.

Executive Sessions and Self-Evaluation

The independent directors will meet without members of management present in “executive session” at every regularly scheduled meeting of the Board (unless they affirmatively determine that such a session is not necessary) and as otherwise determined by such directors, with the independent lead director as chair. In addition, the Board will undertake self-evaluations of the performances of the Board, its committees and, as appropriate, periodic evaluations of individual directors.

Majority Voting for Directors

We expect our bylaws to provide for the election of directors by a “majority of votes cast” in uncontested elections and plurality voting in any election that is contested. An election will be considered “contested” if, as determined by the Board, the number of nominees exceeds the number of directors to be elected. A “majority of votes” cast will mean that the number of shared voted “for” a director exceeds the number of votes cast “against” that director. Abstentions, if any, will not be counted as votes cast and therefore will have no effect. Our Corporate Governance Guidelines and Principles will provide that a nominee, who does not receive a majority of the votes cast shall immediately tender his or her resignation, and the Board shall decide, through a process managed by the Corporate Governance and Nominating Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled meeting and in any event within 90 days after the certification of the election results. Absent a compelling reason for the director to remain on the Board, it is expected that the Board will accept the resignation. The Board’s explanation of its decision shall be promptly disclosed in a Current Report on Form 8-K filed with the SEC.

The Board’s Role in Risk Oversight

Our Board will have overall responsibility for overseeing risk assessment, protection and mitigation processes. The Board and the committees to which it has delegated responsibility meet regularly to review and discuss specific risks facing us. Throughout the year, the Board and its committees will meet regularly to review and discuss with management our financial performance, strategic plans and prospects and other important issues facing us. The Board will delegate responsibility for the oversight of specific risks to certain committees of the Board. The Board will be kept abreast of the activities of its committees through reports of the committee chairperson to the full Board at regularly scheduled meetings of the Board. Specifically, the Audit Committee will have the responsibility to review and discuss with management and our independent registered public accounting firm any major financial risk exposures and assess the steps and processes management has implemented to monitor and control such exposures. We expect that the Corporate Governance and Nominating Committee will have the responsibility to review the Board’s leadership structure and its impact on the Board’s role in risk oversight. We expect that the Compensation and Leadership Committee will oversee risks related to our compensation policies and practices, with respect to executive compensation and compensation generally, including any incentives established for risk taking, the manner in which any risks arising out of our compensation policies and practices are monitored and mitigated and any adjustments necessary to address changes in our risk profile.

We expect our Board and the relevant committees on our Board to exercise the same power over, and maintain the same policies with respect to, risk assessment, protection and mitigation immediately following the share distribution. We believe that our leadership structure as described above supports the risk oversight function.

COMPENSATION OF DIRECTORS

Director Compensation

Following the share distribution, director compensation will be determined by our Board with the assistance of its Compensation and Leadership Committee. The director compensation will be developed with the assistance of Frederic W. Cook & Co. (referred to as Cook), an independent compensation consultant that is expected to advise our Board after the share distribution. Our non-employee director compensation will be designed to provide compensation and benefits that will attract and retain high quality directors, target director compensation at a level that is consistent with our compensation objectives and encourage ownership of our common stock to further align directors’ interests with those of our stockholders.

It is anticipated that such compensation will consist of an annual retainer and a restricted stock unit (or RSU) award with a one year vesting term. In addition, we anticipate that the non-employee chairman of the Board and the chairs of the Audit, Compensation and Leadership and Corporate Governance and Nominating Committees will receive an additional cash retainer. The specific amounts of the retainers and RSU will be determined by our Board after the share distribution. We will not provide directors who are also our employees any additional compensation for serving as a director.

Director Compensation Table

The following table sets forth information regarding the compensation earned in fiscal 2011 by non-employee directors of CTI who in accordance with the Letter Agreement with Cadian Group are expected to serve as non-employee directors of our company after the share distribution.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Total ($)
Susan D. Bowick	$195,000	$114,285	$309,285
Mark C. Terrell	$195,833	$114,285	$310,118

(1)	The amounts reported in the Stock Awards column represent the grant date fair value of the stock-based awards made to the non-employee directors during fiscal 2011 calculated in accordance with guidance from the Financial Accounting Standards Board (or FASB), related to share-based payment awards. The grant date fair value of these stock-based awards is calculated by multiplying the number of shares in each award by the fair market value of CTI common shares on the award’s date of grant. The amounts reported in this column reflect the compensation expense CTI expects to record in its financial statements over the vesting schedule of these stock-based awards, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards.
(2)	The following table sets forth (a) the grant date of the DSU awards granted to Ms. Bowick and Mr. Terrell in fiscal 2011, (b) the grant date fair value, calculated in accordance with the FASB’s guidance related to share-based payment awards, of the DSU awards granted to Ms. Bowick and Mr. Terrell in fiscal 2011, (c) the aggregate number of unvested DSUs held by Ms. Bowick and Mr. Terrell at fiscal year-end, January 31, 2012 and (d) the aggregate number of stock options held by Ms. Bowick and Mr. Terrell at fiscal year-end, January 31, 2012. For equity awards granted to Mr. Burdick during fiscal year 2011 as CTI’s Executive Chairman and Chief Executive Officer and awards held by Mr. Burdick at fiscal year end, January 31, 2012, see “Compensation of Executive Officers—Grants of Plan-Based Awards Table” and “Compensation of Executive Officers—Outstanding Equity Awards at Fiscal Year-End Table.”

Director Name	Grant Date	Grant Date Fair Value of Stock Awards Granted during Fiscal 2011	Number of Unvested Stock Awards Held at End of Fiscal 2011	Number of Stock Options Held at End of Fiscal 2011
Susan D. Bowick	12/08/2011	$114,285	18,026	—
Mark C. Terrell	12/08/2011	$114,285	18,026	—

(3)	The amounts reported in the Stock Awards column represent the grant date fair value of the stock based awards. However, the RSUs awarded to Ms. Bowick and Mr. Terrell were equal to the quotient obtained by dividing $120,000 by the average of the closing price per CTI common share for the 30 consecutive trading days ending on December 8, 2011, pursuant to the Comverse Technology, Inc. 2011 Stock Incentive Compensation Plan for the period commencing January 1, 2012.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis describes CTI’s compensation philosophy for our named executive officers listed below (who were also CTI’s named executive officers for fiscal 2011) and are referred to throughout this discussion as the “Named Executive Officers.” Initially, we expect our compensation program to be similar to those applicable to the executive officers at CTI and do not anticipate that there will be many differences immediately following the share distribution. Our Compensation and Leadership Committee will review, in due course, the impact of the share distribution on our compensation and may make appropriate adjustments.

The discussion describes the various compensation elements and the plans and arrangements in which the Named Executive Officers participated, the factors considered and the approach taken by the CTI Board and the Compensation and Leadership Committee of the CTI Board (referred to as the CTI Compensation Committee) in designing the executive compensation program and how this program supports our and CTI’s overall business objectives and financial and strategic goals. Prior to the share distribution, the CTI Board and the CTI Compensation Committee determined the compensation of the Named Executive Officers.

For fiscal 2011, the Named Executive Officers were:

•	Charles J. Burdick, our President, Chief Executive Officer and director and CTI’s Chairman of the Board and Chief Executive Officer;

•	Joel E. Legon, our former Global Finance Officer and CTI’s current Senior Vice President, Interim Chief Financial Officer;

•	Oded Golan, our Senior Vice President, Chief Operating Officer;

•	Aharon Levy, our Senior Vice President, Business Support Systems (or BSS) General Manager;

•	Gabriel Matsliach, our Senior Vice President, Chief Product Officer; and

•	Andre Dahan, our and CTI’s former President, Chief Executive Officer and former board member.

In March 2011, Mr. Burdick was appointed as CTI’s Executive Chairman and Chief Executive Officer and as our President, Chief Executive Officer and director, replacing Mr. Dahan who resigned his positions with CTI and us. In addition, Mr. Levy joined us in March 2011. Prior to his appointment, Mr. Burdick served as CTI’s non-executive Chairman of the Board.

The terms and conditions of Mr. Dahan’s separation are set forth in the Separation and Consulting Agreement between CTI and Mr. Dahan dated February 25, 2011 (or the Separation Agreement). Neither the CTI Board nor the CTI Compensation Committee made any compensation determinations with respect to Mr. Dahan for fiscal 2011 other than the approval of the Separation Agreement, and any references to the Named Executive Officers in the following discussion, unless specified otherwise, exclude Mr. Dahan.

Effective May 21, 2012, Mr. Philippe Tartavull was named our President, Chief Executive Officer and director replacing Mr. Burdick. For a summary of the employment agreement with Mr. Tartavull, see “—Employment Agreement with New Chief Executive Officer of Comverse.”

Effective July 24, 2012, Mr. Sabol was appointed as our Senior Vice President and Chief Financial Officer, replacing Mr. Legon. For a summary of the employment agreement with Mr. Sabol, see “—Employment Agreement with New Chief Financial Officer of Comverse.” Mr. Legon continues to serve as CTI’s Senior Vice President and Interim Chief Financial Officer.

On August 5, 2012, Comverse Ltd. and Oded Golan, our Senior Vice President and Chief Operating Officer, entered into a separation agreement in which they mutually agreed upon the terms of transition and separation of employment of Mr. Golan. Pursuant to the separation agreement, Mr. Golan will continue to serve in his current capacity through January 31, 2013, at which time he will resign from his position. For a summary of the separation agreement, see, “—Potential Payments upon Termination or upon Change of Control—Named Executive Officers—Mr. Golan’s Separation Agreement.”

Executive Summary

The weakness in the global economy in recent years has adversely affected our communication service provider customers, who, in response to market conditions, decreased their spending levels. This trend resulted in reduced demand for our products, services and solutions, longer customer purchasing decisions and pricing pressures. During the fiscal year ended January 31, 2012 (referred to as fiscal 2011), the global economy experienced a gradual recovery resulting in a moderate increase in levels of spending by customers. Concurrently, however, there have been adverse developments in global debt markets (including European sovereign debt) that created substantial volatility and uncertainty.

Communication service providers are experiencing growth in global wireless subscriptions and traffic and rapid growth in the use of advanced services, such as data services and Internet browsing. In response to these market trends, communication service providers require enhanced BSS system functionality to accommodate their business needs. As a result, Comverse BSS is facing increasing complexity of project deployment resulting in extended periods of time required to complete project milestones and receive customer acceptance which are generally required for revenue recognition and receipt of payment. During fiscal 2011, Comverse BSS experienced a significant decline in BSS customer solutions orders, which we believe was attributable mainly to the deferral of BSS projects by customers, primarily in the fourth quarter. In addition, we believe that BSS customer solutions order activity was adversely affected during the fiscal year by uncertainty in economic conditions that prompted existing and potential customers to defer significant capital investments involved in deploying our BSS solutions and upgrading existing prepaid or postpaid systems to our converged BSS solution and concerns on the part of customers about our financial condition. We believe a portion of the decline was also attributable to the maturation of certain markets that historically accounted for a significant portion of our BSS growth.

Revenue and orders related to VAS customer solutions for fiscal 2011 declined compared to fiscal 2010. These declines are attributable in part to our strategy to pursue primarily higher margin VAS projects which led to lower levels of VAS revenue and customer order activity consistent with our expectations. In addition, in the VAS market, wireless subscriber preferences have changed in recent years as consumers transitioned to alternative messaging applications, such as SMS text messaging, in part as a substitute for voicemail usage, and increased the use of data in connection with the deployment of smartphones and other devices, such as tablets. This transition resulted in intensified competition due to the change in our business mix from the voicemail product line, in which we continue to hold a leading market position, to other applications and products in which Comverse VAS is continuing to face significant competitive challenges as part of its efforts to increase market share. In addition, Comverse VAS faces increasing competition from changing technologies that may provide alternatives to our products and services. For example, the introduction of open access to web-based applications from wireless devices allows end users to utilize web-based services, such as Facebook, Google, Yahoo or Hotmail, to access, among other things, instant messaging and electronic mail free of charge rather than use wireless carriers’ service offerings. We believe these changes have reduced demand for VAS’s products and services and increased pricing pressures, which have in turn reduced revenue and margins.

During fiscal 2011, in addition to addressing market and industry challenges, CTI continued its efforts to become current in its periodic reporting obligations under the federal securities laws, resolve significant litigation matters, including an administrative proceeding initiated by the SEC pursuant to Section 12(j) of the Exchange Act to revoke the registration of our securities (or the Section 12(j) Proceeding). During the second quarter of fiscal 2011, CTI completed the filing with the SEC of the delinquent periodic reports that were required to be filed under a settlement with the SEC. In September 2011, CTI resumed the timely filing of its periodic reports under the federal securities laws and satisfied the terms of the settlement with the SEC which resolved the Section 12(j) Proceeding. On September 23, 2011, CTI’s common shares were relisted, and trading in such shares resumed on The NASDAQ Global Select Market.

During the second half of the fiscal year ended January 31, 2011 (referred to as fiscal 2010), we commenced certain initiatives to improve our cash position, including a plan to restructure our operations with a view towards aligning operating costs and expenses with anticipated revenue. We successfully implemented the first phase of such plan commencing in the third quarter of fiscal 2010, significantly reducing our annualized operating costs. During fiscal 2011, we implemented a second phase of measures (referred to as the Phase II Business Transformation) seeking to achieve long-term improved operating performance and sustainable positive operating cash flows by reducing costs through process reengineering to maximize business performance, productivity and operational efficiency. We believe that during fiscal 2011, we realized some of the benefits of these initiatives. In fiscal 2011, we had income from operations, a change from loss from operations for fiscal year 2010, and significantly reduced our negative cash flows from operations despite a decline in revenue. We believe that the improvement in performance and cash flows is attributable, to a large extent, to management’s enhanced focus on profitability, improved cash collections and cost reduction measures.

Compensation Highlights

Throughout this challenging period, the CTI Compensation Committee prioritized the attraction and retention of talented and seasoned executives required to manage CTI’s business, including us, and complete its complex financial reporting activities. During fiscal 2011, CTI implemented the following actions with respect to the three primary elements of its executive compensation program:

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Base salaries, representing the fixed component of total direct compensation, were maintained at fiscal 2010 levels for the continuing Named Executive Officers and set for newly-hired or promoted executives at generally lower levels than continuing executives and the executives they replaced, consistent with the CTI Compensation Committee’s intention to moderate back towards the median market rate for base salaries as CTI’s situation normalized and the challenges associated with CTI’s unique circumstances were successfully addressed.

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Consistent with CTI’s compensation philosophy, payouts under the fiscal 2011 annual performance-based cash incentive awards plan for the Named Executive Officers were based upon actual achievement against specified pre-established financial performance objectives and a qualitative assessment of the achievement of individual performance objectives by each Named Executive Officer. In light of the ongoing challenges and the risks in successfully implementing the Phase II Business Transformation, the percentage of the annual cash incentive award opportunity based on financial performance objectives was decreased from eighty percent (80%) in fiscal 2010 to sixty percent (60%) in fiscal 2011 and the percentage based on achievement against individual performance objectives was increased from twenty percent (20%) in fiscal 2010 to forty percent (40%) in fiscal 2011. Key objectives furthering our and CTI’s short-term operating plan and long-term strategic goals were achieved as a result of the combination of the gradual recovery of the global economy and the Phase II Business Transformation. Key objectives achieved included maximum adjusted cash flow levels for CTI and us, above target BSS adjusted maintenance revenue, threshold but below target revenue, adjusted maintenance revenue, performance margin and BSS adjusted customer solutions revenue. Key objective that did not exceed threshold included our product bookings, BSS’s product bookings and BSS adjusted segment performance. As a result, the CTI Compensation Committee, after taking into account our overall performance, approved awarding a payment of $540,015 to Mr. Burdick and payments ranging from $108,624 to $230,319 to the other Named Executive Officers in accordance with the terms of CTI’s annual performance-based cash incentive awards plan.

After successfully addressing many of the challenges in fiscal 2011 and the implementation of the Phase II Business Transformation, for the fiscal year ending January 31, 2013 (referred to as fiscal 2012), the percentage of the annual cash incentive award opportunity based upon financial performance objectives has been increased to eighty percent (80%) and the percentage based on achievement against individual performance objectives has been decreased to twenty percent (20%).

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Time-vested equity incentive awards in the form of deferred stock unit (referred to as DSU) awards were awarded to align the interests of the Named Executive Officers with CTI’s shareholders, to recognize their performance and, in part, to facilitate their retention at a challenging time as a result of global economic, industry and company-specific conditions. DSU awards granted during fiscal 2011 included aggregate awards covering 170,116 of CTI common shares granted to Mr. Burdick and awards ranging from 40,000 to 100,000 of CTI common shares granted to other Named Executive Officers. In fiscal 2012, the annual broad-based long-term incentive employee equity grant, including the Named Executive Officer participants, was time-vested restricted stock unit of CTI common shares (referred to as RSU) awards. Similar to DSU awards, each RSU award represents a right to receive one CTI common share on a designated future date, contingent on vesting. One of the primary reasons for using time-vested DSU and RSU awards has been the difficulty in setting multi-year performance goals in the uncertain business environment in which CTI’s businesses operate and within the context of the planning and execution of CTI’s publicly disclosed intention to complete the share distribution in the second half of fiscal 2012.

Following the completion of the implementation of the Phase II Business Transformation and the share distribution, beginning in the fiscal year ending January 31, 2014 (referred to as fiscal 2013), CTI intends to condition the vesting of at least 50% of its senior executives’ long-term incentive equity on the achievement of predetermined, objectively measurable performance metrics. We anticipate that after the share distribution such awards will be made for our common stock and we expect that the vesting of a portion of such awards will be conditioned on the achievement of identified performance metrics.

While several executives previously hired were provided with limited perquisites and other personal benefits consistent with prior practice, such perquisites and personal benefits are being systematically phased out.

Reduction in Chief Executive Officer Compensation

The target total direct compensation, including base salary, target annual cash incentive award opportunity and equity awards, of Mr. Burdick, who was appointed as CTI’s and our Chief Executive Officer following Mr. Dahan’s resignation, was lower than Mr. Dahan’s target total compensation and consistent with the 25th percentile compensation practices of the Peer Group (as defined under “—Competitive Positioning”).

During fiscal 2011, the CTI Board, upon the recommendation of the CTI Compensation Committee, approved the terms and conditions in connection with the resignation of Mr. Dahan. The terms and conditions with respect to Mr. Dahan’s severance compensation contained in the Separation Agreement were structured based on the provisions set forth in his employment agreement dated April 11, 2007.

Executive Compensation Objectives and Principles

Compensation Objectives

CTI and its subsidiaries operate in the highly complex and competitive telecommunications industry. This requires a highly talented and seasoned team of telecommunications and business professionals capable of managing a complex global business. Consequently, CTI’s primary compensation objective is and ours will be to attract and retain the executives needed to manage a sophisticated global business operation in a rapidly changing segment of the telecommunications industry and to ensure that they are compensated commensurate with results and paid for performance.

CTI designed its executive compensation program to:

•	attract, retain and motivate highly-skilled executives by providing a total compensation package that is competitive in the market in which CTI and its subsidiaries compete for talent;

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support and reward the attainment of short-term and long-term financial and strategic objectives through the use of variable pay in which realized compensation fluctuates based on (a) the degree to which key financial and strategic goals are achieved and (b) positive changes in shareholder value;

•	provide differentiated pay based on executives’ contributions to company performance, role within CTI and skill set;

•	create commonality of interest between management and shareholders through the use of equity-based compensation and by encouraging executives to accumulate substantial ownership in CTI;

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foster a balanced focus among executives to ensure that they are held accountable for the long-term consequences of their business decisions and to avoid the incentive to take risks that are inconsistent with CTI’s financial and strategic goals; and

•	maximize the financial efficiency of the overall program from tax, accounting and cash flow perspectives.

Elements of Direct Compensation

Historically, CTI’s executive compensation packages have been, and continue to be, comprised of a mix of base salary, annual cash bonus and annual equity awards, plus limited perquisites. CTI believes that this relatively simple mix of compensation elements allows it to successfully achieve the compensation objectives outlined above; however, the CTI Compensation Committee periodically re-evaluates CTI’s compensation philosophy, objectives and tools. We expect that initially our compensation packages will be designed in a similar manner, will be comprised of base salary, annual cash bonus and annual equity awards and that levels for each component of compensation will be determined consistent with the philosophy used by the CTI Compensation Committee.

Base Salaries

As base salaries represent the fixed component of each Named Executive Officer’s total compensation, the CTI Compensation Committee set base salaries at a level that balanced the competing objectives of attracting and retaining high-quality executives with minimizing CTI’s overall fixed cost structure. The underlying philosophy adopted by the CTI Compensation Committee was to set base salaries, on average, at the median market rate. The CTI Compensation Committee maintained prior year base salaries for continuing executives and set base salaries at similar or lower levels for newly-hired or promoted executives.

The CTI Compensation Committee set, reviewed and approved any changes to base salaries for the Named Executive Officers annually, taking into account both the competitive positioning of each individual’s base salary relative to the indicated market rates; the individual skills and experience of the executive; the annual budget for base salary adjustments, if any, that had been established for the fiscal year; the positioning of each executive relative to others with comparable levels of responsibility; corporate financial performance in the prior fiscal year and expectations for the current fiscal year; and the difficulty of replacing the executive and relative importance of the position to CTI.

Annual Cash Incentive Awards

CTI believed that a significant portion of cash compensation for the Named Executive Officers should be “at-risk” by being linked to achievement of key objectives that furthered CTI’s short-term operating plan and long-term strategic goals. Consequently, CTI provided the Named Executive Officers with the opportunity to realize variable cash awards each year based on performance against a series of pre-established financial performance and individual objectives, for which the CTI Compensation Committee (and, in the case of the Chief Executive Officer, the CTI Board) established target and maximum award opportunities.

In designing the annual cash incentive awards, the CTI Compensation Committee was guided by the following overarching principles:

•	the performance measures were tied to key indicators of success and drivers of shareholder value, consistent with CTI’s business strategy and objectives;

•	the performance targets were reasonably achievable and viewed as fair, while at the same time encouraging stretch performance;

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the performance targets included a review of year-over-year performance and aligned with the annual operating plan approved by the CTI Board so that aggregate costs were supported by financial results;

•	the performance measures were simple to understand and within the control of the Named Executive Officer receiving the award;

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the portion of a Named Executive Officer’s target annual cash compensation attributable to his target annual cash incentive award opportunity increased with successively higher levels of responsibility; and

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the payouts reflected CTI’s performance and, if applicable, the performance of business unit to which the Named Executive Officer is affiliated, as well as such executive’s achievement of pre-established individual objectives.

Equity Incentive Awards

To support the objective of aligning the interests of the Named Executive Officers with shareholders and to ensure that realized compensation reflects long-term changes in shareholder value, CTI believed that the long-term incentives for the Named Executive Officers should be delivered primarily in the form of equity. In designing the long-term incentives, the CTI Compensation Committee was guided by the following principles:

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long-term incentives functioned to align the interests of the Named Executive Officers with CTI shareholders as appreciation of the underlying CTI common shares enhanced the value of these awards and therefore enhanced the focus on improvements in operating performance and the creation of shareholder value;

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the portion of a Named Executive Officer’s total compensation opportunity attributable to long-term incentives increased with increasingly higher levels of responsibility to ensure that the executives most responsible for changes in shareholder value were held most accountable for results;

•	awards supported long-term retention of key contributors through vesting and other benefit provisions, creating enough “hold” to provide stability of the executive team;

•	the aggregate annual share usage in employee equity plans was carefully managed to avoid excessive levels of potential shareholder dilution; and

•	the aggregate cost of long-term incentives was reasonable in comparison to peer companies, and the cost implications of such plans were supported by CTI’s annual and longer-term operating plans.

In recent years, the primary equity vehicle for delivering long-term incentives to the Named Executive Officers has been time-vested DSU awards. Each DSU represents a right to receive one CTI common share on a designated future date, contingent on continued service to CTI or us, as applicable. The primary reasons that CTI used DSU awards were:

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attraction and retention of talent, which, while always an important objective, had been critically important and especially challenging while CTI worked to become current in its periodic reporting obligations under the federal securities laws;

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the prohibition on exercise of vested stock options by all employees, including the Named Executive Officers, until October 5, 2011, the date on which CTI filed with the SEC an effective registration statement on Form S-8 after filing all periodic reports required to be filed by it in a 12-month period;

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the ability to defer the delivery of the shares in settlement of DSU awards (and a significant portion of the associated tax liability) until such time as the award recipients are able to sell the underlying CTI common share to cover tax liabilities;

•	the difficulty in setting multi-year performance goals in the uncertain business environment in which CTI and its subsidiaries currently operate and within the context of the share distribution; and

•	the perception of CTI employees that, in the context of the prohibition on stock option exercises and business environment uncertainty, stock options have limited value.

See “The Share Distribution—Treatment of Stock-Based Awards.”

Executive Compensation-Setting Process

The following is a summary of the process followed by the CTI Board and the CTI Compensation Committee in setting executive compensation. We anticipate that our Board and its Compensation and Leadership Committee will initially follow a similar process for setting executive compensation after the share distribution.

Roles and Responsibilities

The CTI Compensation Committee oversaw and administered CTI’s executive compensation program. The CTI Compensation Committee met near the beginning of fiscal 2011 to:

•	review base salaries to determine whether any adjustments were necessary or appropriate;

•	determine the payments, if any, under the annual cash incentive award plan for the prior fiscal year;

•	approve the target and maximum annual cash incentive award opportunities;

•	review and, if appropriate, recommend for approval by the CTI Board, including a majority of the independent directors, equity incentive awards; and

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establish the corporate and individual performance objectives and related target levels for the current fiscal year and the respective target levels for each quantifiable performance objective for that fiscal year.

In making these compensation-related decisions, the CTI Compensation Committee reviewed the total compensation for the Named Executive Officers to ensure consistency with the compensation philosophy and considered developments in compensation market practices. In addition, the CTI Compensation Committee was provided with certain compensation recommendations formulated by management and the compensation data described below provided by its executive compensation consultant. Although the CTI Compensation Committee received these recommendations and data, this information provided only a reference point for its deliberations. Ultimately, the CTI Compensation Committee applied its own business judgment and experience to determine the form and amount of compensation for the Named Executive Officers.

The CTI Compensation Committee worked with Mr. Dahan until his separation and, after he was appointed Chief Executive Officer, Mr. Burdick and other senior executives to ensure that its decisions and recommendations to the CTI Board were consistent with its compensation philosophy and policies. Prior to his separation, Mr. Dahan conducted an annual performance evaluation of each Named Executive Officer (other than himself) for fiscal 2010 performance and, based on that evaluation, made recommendations as to any and all adjustments that should be made in each executive’s base salary, annual cash incentive award opportunity and the value of any annual equity award for fiscal 2011. Mr. Burdick made these recommendations going forward for the balance of fiscal 2011. During the first quarter of fiscal 2012, Mr. Burdick conducted an annual performance evaluation of each Named Executive Officer (other than himself) for fiscal 2011 and, based on that evaluation, made recommendations as to each executive’s annual cash incentive award payouts for fiscal 2011 and base salary, annual cash incentive award opportunity, and the value of any annual equity award for fiscal 2012.

The CTI Compensation Committee supplemented Messrs. Dahan and Burdick’s recommendations with its own evaluation and that of other members of the Board of the senior executives’ performance in finalizing its compensation actions and decisions. The CTI Board made the decisions about (a) Mr. Burdick’s compensation and (b) Mr. Dahan’s compensation in connection with the Separation Agreement. Neither Mr. Burdick nor Mr. Dahan was present during any discussion or determination of his compensation by the CTI Board or the CTI Compensation Committee.

The CTI Compensation Committee has the authority to engage its own advisors to assist in carrying out its responsibilities. Since August 2007, the CTI Compensation Committee has engaged Frederic W. Cook & Co. (referred to as Cook), a national executive compensation consulting firm, to support its oversight and management of the executive compensation program. Cook provides the CTI Compensation Committee and the CTI Board with guidance regarding the amount and types of compensation that CTI provides to its executives and how these compare to other compensation practices, and advice regarding other compensation-related matters.

During fiscal 2011, Cook provided the following services to the CTI Compensation Committee:

•	assisted in developing and refining the executive compensation philosophy;

•	assisted in structuring the severance compensation for Mr. Dahan in connection with the negotiation of the Separation Agreement based on the provisions set forth in his employment agreement;

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assisted in structuring the compensation package for Mr. Burdick upon his appointment as Chief Executive Officer, and further assisted in structuring subsequent revisions in connection with his relocation to the United States;

•	assisted in structuring the severance compensation for Mr. Dahan based on the provisions set forth in his employment agreement;

•	assisted in reviewing potential changes to the CTI Compensation Committee Charter;

•	provided market data with regard to peer levels of annual share usage and potential share dilution attributable to equity compensation awards;

•	assisted in the design of the annual incentive plan and the equity compensation incentive plan submitted for shareholder approval;

•	developed a peer frame and assisted in determining market compensation rates for the position of our Chief Executive Officer in connection with the share distribution;

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assisted in the assessment of risk in relation to the compensation plans to determine whether any policies or practices were reasonably likely to have a material adverse effect on CTI and its subsidiaries; and

•	assisted in the review and design of CTI’s annual cash and long-term incentive compensation plans.

Representatives of Cook attended meetings of the CTI Compensation Committee as requested and also communicated with committee members outside of meetings. Cook reported to the CTI Compensation Committee and worked with management only under the direction of the Chair of the CTI Compensation Committee on projects in which the CTI Compensation Committee retains responsibility under its Charter. The CTI Compensation Committee may replace Cook or hire additional advisors at any time. During fiscal 2011, Cook did not provide any other services to CTI and has received no compensation other than with respect to the services described above. The charter for our Compensation and Leadership Committee permits such committee to engage its own advisors to assist in carrying out its responsibilities and setting executive compensation. It is expected that upon completion of the share distribution, the committee will retain Cook as an advisor and to provide it with services similar to the services provided to the CTI Compensation Committee.

Competitive Positioning

As the market for experienced executives in the telecommunications industry is highly competitive, and includes several well-established, international organizations, as well as CTI’s and its subsidiaries’ direct business competitors, the CTI Compensation Committee monitored the executive compensation practices of these companies, as well as those within CTI’s industry generally, to ensure that its executive compensation program reflects current market trends and to use as a resource in its deliberations.

In February 2010, at the request of the CTI Compensation Committee, Cook presented an updated group of peer companies to be used for comparative purposes in its executive compensation deliberations and a comparative analysis of the executive compensation program based on compensation information drawn from the pay practices of a group of publicly-traded companies (referred to as the Peer Group), within the telecommunications industry with revenues and market capitalizations comparable to CTI’s. This information was used to match the Named Executive Officer positions with the competitive marketplace on the basis of job functions and responsibilities. Market compensation data was derived from these market matches, and statistical reference points (such as median and 25th and 75th percentile rates) were calculated for total compensation and for each of the principal elements of the executive compensation program.

At that time, the Peer Group consisted of the following companies:

BMC Software	Neustar
Brocade Communications	Polycom
Ciena Corporation	Sybase, Inc.
Citrix Systems	Syniverse Holdings
Convergys Corporation	Tekelec
JDS Uniphase Corporation	Verisign
Juniper Networks, Inc.

This peer group was used in making compensation determinations throughout fiscal 2011. In July 2011, however, Cook updated the competitive analysis for the position of CTI’s and our Chief Executive Officer solely to assist the CTI Compensation Committee in making determinations with respect to Mr. Burdick’s compensation upon his appointment as Chief Executive Officer. Cook used the above Peer Group with the exception of the elimination of Sybase, Inc. and Syniverse Holdings as a result of their acquisitions by other companies. Although the CTI Compensation Committee received various recommendations and the data described above, this information provided only a reference point for its deliberations. Ultimately, the CTI Compensation Committee applied its own business judgment and experience to determine the form and amount of compensation for the Named Executive Officers.

Executive Compensation Elements

Base Salary

In March 2011, the CTI Compensation Committee decided to maintain the annual base salaries of the Named Executive Officers for fiscal 2011 at their fiscal 2010 levels. This decision was based, in part, on the CTI Compensation Committee’s recognition that CTI had previously established “above market” base salaries to recruit the management team. Consistent with this approach, in fiscal 2012, base salaries of the Named Executive Offices (other than Mr. Golan) were maintained at existing levels.

Promotions

Mr. Golan’s base salary was increased to $320,000 effective March 3, 2011 in recognition of his expanded responsibilities at that time in the position as our Senior Vice President, Business Transformation and Operations. In March 2012, Mr. Golan’s base salary was reviewed by the CTI Compensation Committee and increased to $400,000 in recognition of his expanded responsibilities upon being named our Senior Vice President, Chief Operating Officer in July 2011.

New Hires

On March 4, 2011, upon Mr. Dahan’s resignation as President and Chief Executive Officer, Mr. Burdick, the Chairman of the CTI Board, was appointed as its Chief Executive Officer and as our President, Chief Executive Officer and director. In connection with his appointment, the CTI Compensation Committee set Mr. Burdick’s annual base salary at $700,000, which, when taken together with the Mr. Burdick’s target annual cash incentive award opportunity and equity awards, was consistent with Peer Group median practice. On November 16, 2011, the Board, upon the recommendation of the CTI Compensation Committee and after determining that a temporary relocation of Mr. Burdick from London, England, to New York City would be in CTI’s and our best interests, approved an amendment to Mr. Burdick’s employment terms and conditions (or the Relocation Amendment) to implement a change in Mr. Burdick’s work location for a period of up to 12 months commencing on December 1, 2011. To offset the costs incurred by Mr. Burdick for the duration of this relocation, Mr. Burdick’s annual base salary was increased from $700,000 to $820,000 effective December 1, 2011.

On March 27, 2011, upon Mr. Levy’s appointment as our Senior Vice President, BSS General Manager, the CTI Compensation Committee set his annual base salary at $320,000. At this time, it was contemplated that Mr. Levy would be relocated to the United States and his employment agreement provided that his base salary would be increased to $350,000 upon his relocation. Mr. Levy relocated to the United States on January 3, 2012 and, consistent with the terms of his employment agreement, his base salary was increased to $350,000 upon relocation.

Annual Cash Incentive Awards

Individual Target Award Opportunities

The target annual cash incentive award opportunity for fiscal 2011 for each Named Executive Officer was determined by the CTI Compensation Committee (and, in the case of Mr. Burdick, by the Board) based on each executive’s anticipated contributions during fiscal 2011, the market rate of compensation for executives in comparable positions, job functions, internal pay equity and business unit performance.

Mr. Burdick’s target annual cash incentive award opportunity was originally set to equal his annual base salary and, in connection with the Relocation Amendment and increase in his base salary from $700,000 to $820,000 during the duration of the relocation, his target annual cash incentive award opportunity was established at $730,000 for fiscal 2011 and was contractually set to equal his actual annual base salary for subsequent fiscal years. Thus, the fiscal 2011 annual cash incentive award opportunities for the Named Executive Officers were as follows:

Named Executive Officer	Target Annual Cash Incentive Award Opportunity
Charles J. Burdick	$730,000
Joel E. Legon	$200,000
Oded Golan	$220,000
Aharon Levy	$250,000	(1)
Gabriel Matsliach	$320,000

(1)	Mr. Levy was hired on March 27, 2011 to serve as our Senior Vice President, BSS General Manager. His target annual cash incentive award opportunity for fiscal 2011 was established at $250,000 with the actual award to be determined on a pro rata basis for the remainder of the fiscal year and subject to a minimum guaranteed contractual payment of $100,000 for fiscal 2011.

Incentive Award Design

Sixty percent (60%) of each Named Executive Officer’s annual cash incentive award opportunity was based upon financial performance objectives, and forty percent (40%) of the target annual cash incentive award opportunity was based on a qualitative assessment of the individual’s performance in managing his business unit or function as measured against his individual performance objectives for the fiscal year, based on the specific responsibilities of the individual. The financial performance objectives for the Named Executive Officers (other than Mr. Levy) were based on CTI’s performance measured against the corporate financial objectives described below, and, in the case of Mr. Levy, his financial performance objectives were based equally on the corporate financial objectives described below and on the performance of the Comverse BSS segment measured against the BSS performance objectives described below. The CTI Compensation Committee determined these allocations to be appropriate because they linked a substantial portion of each Named Executive Officer’s award opportunity to financial performance, thereby motivating him to focus his efforts on successfully executing the annual operating plan, while also providing a significant financial incentive to effectively manage his respective business unit or function and achieve his personal objectives for the year.

Corporate Financial Objectives

The fiscal 2011 annual cash incentive awards were based, in part, on the level of achievement of the following pre-established corporate financial criteria, each of which was selected by the CTI Compensation Committee because they are tied to external key performance indicators and are considered to be critical to enhancing shareholder value:

•	Comverse’s revenue;

•	Comverse’s adjusted maintenance revenue;

•	Comverse’s product bookings;

•	Comverse performance margin;

•	the adjusted cash flow of Comverse (for the Named Executive Officers, other than Messrs. Burdick and Legon); and

•	the adjusted cash flow of CTI and Comverse for Messrs. Burdick and Legon.

The calculations of the achievement of Comverse’s revenue and Comverse performance margin objectives were to be based on the amounts and margin reported in CTI’s fiscal 2011 Form 10-K.

Comverse’s adjusted maintenance revenue is calculated by adjusting maintenance revenue as publicly disclosed to exclude the value assigned to services to be provided to customers during initial warranty periods as part of project deployments (referred to as the initial warranty period value).

The Comverse product bookings objective was to be measured based on Comverse’s fiscal 2011 annual product bookings, calculated as the aggregate projected revenue from purchase orders executed during the fiscal year, excluding revenue from maintenance agreements.

The calculation of the achievement of the adjusted cash flow objective of Comverse was to be made by determining the difference between collections and disbursements at Comverse for fiscal 2011 and adjusting the amount by adding the amount of accelerated collections of certain fiscal 2011 receivables to the prior year’s fourth quarter (referred to as the accelerated collections) and excluding certain extraordinary items, including:

•

professional fees in excess of $7.0 million paid primarily in connection with the efforts to become current in periodic reporting obligations under federal securities laws, the timely filing of certain periodic reports and the remediation of material weaknesses in internal control over financial reporting;

•	restructuring payments, including workforce reduction initiatives;

•	special retention bonuses;

•	repayment of borrowings by Comverse Ltd. under an existing line of credit;

•	remaining proceeds received by Comverse from the sale of land in Ra’anana, Israel;

•	interest income; and

•	other miscellaneous items.

The calculation of the achievement of the adjusted cash flow objective of CTI and Comverse was to be made by determining the difference between collections and disbursements at CTI and Comverse for fiscal 2011 and adjusting the amount by adding the amount of the accelerated collections and excluding (i) the extraordinary items applicable to Comverse disclosed above and (ii) certain extraordinary items attributable to CTI, including:

•	payments made by CTI in settlement of shareholder litigations;

•

professional fees in excess of $3.0 million paid by CTI primarily in connection with the efforts to become current in periodic reporting obligations under federal securities laws, the timely filing of certain periodic reports and the remediation of material weaknesses in internal control over financial reporting;

•	professional fees and other expenses paid in connection with the evaluation of strategic alternatives;

•	payments made by CTI in connection with a separation agreement with, Andrew Dahan, its former President and Chief Executive Officer;

•	payments made by CTI in connection with settlement agreements with the SEC and the U.S. Department of Justice resolving allegations of improper payments; and

•	proceeds received from sales and redemptions of ARS.

Comverse BSS Performance Objectives

The fiscal 2011 annual cash incentive award for Mr. Levy was based on the level of achievement of the following pre-established financial objectives of the Comverse BSS segment, each of which the CTI Compensation Committee selected because they are tied to external key performance indicators and are considered to be critical to enhancing shareholder value:

•	Comverse BSS adjusted customer solutions revenue;

•	Comverse BSS adjusted maintenance revenue;

•	Comverse BSS’s product bookings; and

•	Comverse BSS’s adjusted segment performance margin.

The Comverse BSS adjusted customer solutions revenue objective was to be measured based on the amount of Comverse BSS’s customer solutions revenue reported in CTI’s fiscal 2011 Form 10-K, adjusted to include the value assigned to services to be provided to customers during initial warranty periods as part of project deployments (referred to as the initial warranty period value). The Comverse BSS adjusted maintenance revenue objective was to be measured based on the amount of Comverse BSS’s maintenance revenue reported in CTI’s fiscal 2011 Form 10-K, adjusted to exclude the initial warranty period value.

The Comverse BSS product bookings objective was to be measured based on Comverse BSS’s fiscal 2011 product bookings, calculated as the aggregate projected revenue from BSS purchase orders executed during the fiscal year, excluding revenue from maintenance agreements.

The calculation of the achievement of the Comverse BSS adjusted segment performance margin reflects the percentage that Comverse BSS’s adjusted segment performance constitutes of Comverse BSS’s adjusted customer solutions revenue. Comverse BSS’s adjusted segment performance was to be measured based on Comverse BSS’s segment performance reported in CTI’s fiscal 2011 Form 10-K, adjusted to exclude maintenance revenue, costs and expenses.

Individual Performance Objectives

In June 2011, the CTI Compensation Committee approved the recommendations for individual performance objectives submitted by Mr. Burdick for the other Named Executive Officers. The CTI Compensation Committee formulated its own recommendations with respect to the individual performance objectives for Mr. Burdick, which were approved by the Board in July 2011.

In the case of Mr. Burdick, his individual performance objectives included timely filing with the SEC of quarterly and annual financial statements, developing a leadership team and strengthening our operations, facilitating the Board’s review of strategic alternatives to eliminate the holding company structure and developing CTI’s finance organization and its processes.

In the case of Mr. Legon, his individual performance objectives included developing the finance organization to ensure regular completion of all financial processes on a timely basis, developing a process for timely completion of quarterly and annual tax provision work, implementation of monthly internal financial reporting packages and reduction of SEC compliance-related costs and expenses.

In the case of Mr. Golan, his individual performance objectives included executing the business transformation plan, providing operational and managerial support to identify and address risks and challenges in connection with the execution of the business transformation plan, developing a three year business plan in coordination with finance and strategy, implementing the appropriate governance structure for the business in collaboration with our Chief Executive Officer and enhancing employee engagement as evidenced by reduced voluntary attrition.

In the case of Mr. Levy, his individual performance objectives included developing additional reference customer sites for our Comverse ONE solution, implementing processes and programs to enhance change request revenue, building best in class delivery practices, implementing project profitability measures and enhancing employee engagement to be evidenced by reduced voluntary attrition.

In the case of Dr. Matsliach, his individual performance objectives included developing additional reference customer sites for our Comverse ONE solution, coordinating with industry analysts with respect to the Comverse product roadmap, supporting critical BSS customer deployments, achieving product roadmap milestones and enhancing employee engagement to be evidenced by reduced voluntary attrition.

Payout Calculations

Awards were to range from 0% to a maximum of 200% of target level to ensure that the actual payment, if any, reflected both typical market practice as well as the degree to which each objective was achieved. A 50% payout was assigned for each financial objective if a specified threshold performance level was achieved, and a 200% payout was tied to achievement of a specified maximum performance level.

Under the terms of the fiscal 2011 cash incentive awards, the achievement of our fiscal 2011 operating plan would result in 100% payout for each financial objective, reflecting the CTI Compensation Committee’s intention that the awards payout for “on target” performance if we achieved on our operating plans for the fiscal year.

Payouts are calculated on a straight line basis for performance between the applicable performance levels (threshold, target and maximum) for each financial objective. Actual awards were to be determined after the end of the fiscal year based on the actual performance against each of these financial objectives.

No payouts were to be made against the financial objectives (including, with respect to Mr. Levy, the BSS financial objectives), unless we achieved at least the threshold adjusted cash flow level for fiscal 2011. The CTI Compensation Committee believed that this would encourage executives to improve our cash flow from business operations. If this threshold performance level had not been achieved, although no amounts for the financial objectives would be payable, the Named Executive Officers would be eligible to receive payouts for their achievement of their individual performance objectives.

The relative weightings for each of the corporate financial objectives for fiscal 2011, together with the payout percentages at different levels of achievement (relative to target performance level), were as follows (dollars in thousands):

Objective	Weighting	50% Threshold performance	60%	Target 100%	150%	200%
Comverse’s revenue	10%	$736,000	$785,000	$818,000	$859,000	$900,000
Comverse’s adjusted maintenance revenue	10%	$257,000	$265,000	$270,000	$277,000	$284,000
Comverse’s product bookings	40%	89.98%	95.99%	100%	104.90%	110.02%
Comverse performance margin	10%	8.0%	8.5%	10.4%	11.2%	12.0%
Adjusted cash flow of Comverse	30%	$0	$18,000	$29,000	$44,000	$59,000
	(other than for Messrs. Burdick and Legon)
Adjusted cash flow of CTI and Comverse	30%	$(30,000)	$(18,000)	$(1,000)	$16,000	$30,000
	(only for Messrs. Burdick and Legon)

The relative weightings for each of the Comverse BSS financial objectives for Mr. Levy, together with the payout percentages at different levels of achievement (relative to target performance level), were as follows (dollars in thousands):

Objective	Weighting	50% Threshold performance	60%	Target 100%	150%	200%
Comverse BSS adjusted customer solutions revenue	20%	$222,000	$236,000	$246,000	$259,000	$271,000
Comverse BSS adjusted maintenance revenue	20%	$119,000	$123,000	$126,000	$129,000	$132,000
Comverse BSS’s product bookings	40%	90.00%	96.15%	100%	105.00%	110.00%
Comverse BSS’s adjusted segment performance margin	20%	17.9%	19.8%	21.1%	22.7%	24.3%

In considering the challenge presented by these target performance levels for the financial objectives, the CTI Compensation Committee determined that because our actual financial performance in any given fiscal year is dependent on a variety of conditions and factors, including (a) our size and operating history relative to our competitors, (b) the competitive environment for customers and industry volatility, (c) the extended sales cycle for new business and (d) the overall financial climate, and with respect to fiscal 2011 specifically, the implementation of the Phase II Business Transformation, the proposed revenue, bookings and collections target levels for the year and achieving profitability would present a significant challenge for the executives.

Decisions and Analysis

On March 28, 2012, the CTI Board, upon recommendation of the CTI Compensation Committee, in consultation with and based upon the recommendations of Mr. Burdick and Cook, determined the amount of the annual cash incentive awards for fiscal 2011 for the Named Executive Officers.

With respect to the financial objectives, the CTI Compensation Committee determined we had achieved at least the threshold adjusted cash flow level for fiscal 2011 such that payouts could be made against the financial objectives. With respect to the corporate financial objectives, the CTI Compensation Committee determined that (i) the threshold for our product bookings was not exceeded; (ii) the thresholds for our revenue, adjusted maintenance revenue and our performance margin had been exceeded but were below target; and (iii) adjusted cash flow at each of us and CTI had been at the maximum level. As a result, the corporate financial objectives paid out at 79.96% of target for each of the Named Executive Officers, as reflected in the following table:

Objective	Weighting	Percentage Achievement	Corporate Percentage
Comverse’s revenue	10%	57.20%	5.72%
Comverse’s adjusted maintenance revenue	10%	59.70%	5.97%
Comverse’s product bookings	40%	—	—
Comverse performance margin	10%	82.70%	8.27%
Adjusted cash flow of Comverse(1)	30%	200.00%	60.00%
Adjusted cash flow of CTI and Comverse(2)	30%	200.00%	60.00%

			79.96%

(1)	Applicable to the Named Executive Officers, other than Messrs. Burdick and Legon.
(2)	Applicable to Messrs. Burdick and Legon.

With respect to the Comverse BSS financial objectives for Mr. Levy, the CTI Compensation Committee determined that the thresholds for Comverse BSS adjusted customer solutions revenue and Comverse BSS adjusted maintenance revenue had been exceeded, the Comverse BSS adjusted customer solutions revenue was below target, BSS adjusted maintenance revenue exceeded target and the thresholds for Comverse BSS’s product bookings and adjusted segment performance margin had not been exceeded. As a result, the Comverse BSS financial objectives paid out at 36.70% of target, as reflected in the following table:

Objective	Weighting	Percentage Achievement	BSS Percentage
Comverse BSS adjusted customer solutions revenue	20%	59.10%	11.80%
Comverse BSS adjusted maintenance revenue	20%	124.50%	24.90%
Comverse BSS’s product bookings	40%	—	—
Comverse BSS’s adjusted segment performance margin	20%	—	—

			36.70%

With respect to individual performance, after considering the recommendations of Mr. Burdick with respect to the Named Executive Officers (other than himself), the CTI Compensation Committee assessed each executive’s individual performance for purposes of determining the actual amount of this portion of the award. The financial objective achievement for each Named Executive Officer (other than Mr. Levy) was multiplied by sixty percent (60%) (relative weighting). Mr. Levy’s financial objective achievement was calculated (i) based on the average of (A) the corporate financial objective achievement of 79.97% described above, and (B) the BSS financial objective of 36.70%, as described above, and (ii) pro rated equivalent to 85.2% of his opportunity, to reflect the fact that Mr. Levy joined us on March 27, 2011. The individual objective achievement for each Named Executive officer was multiplied by forty percent (40%) (relative weighting). Based on its assessment, including a comprehensive review of all the facts and circumstances related to performance, the CTI Compensation Committee determined the amount of the annual incentive compensation award for each of the Named Executive Officers as follows:

Named Executive Officer	Target Award Opportunity	Final Payout Percentage	Final Award
Charles J. Burdick	$730,000	73.97%	$540,015
Joel E. Legon	$200,000	63.97%	$127,949
Oded Golan	$220,000	79.97%	$175,944
Aharon Levy	$250,000	51.00%	$108,624
Gabriel Matsliach	$320,000	71.97%	$230,319

Equity Incentive Awards

In March 2011, the CTI Compensation Committee approved the following DSU awards for the Named Executive Officers (other than Mr. Burdick):

Named Executive Officer (1)	Time- Based DSUs
Joel E. Legon	40,000
Oded Golan	60,000
Aharon Levy(2)	100,000
Gabriel Matsliach	40,000

(1)	Other than as described in footnote (2) below, each of these DSU awards provided for a three-year vesting schedule, with 40% vesting on the first anniversary of the date of grant and 30% vesting on each of the second and third anniversaries of the date of grant, subject to accelerated vesting under certain circumstances.
(2)	Mr. Levy was granted two DSU awards—one regular DSU award covering 70,000 CTI common shares vesting as set forth in footnote (1) above and a second make-whole award covering 30,000 CTI common share vesting in three, equal installments on the first, second and third anniversaries of the date of grant.

These awards were granted, in part, in recognition of each Named Executive Officer’s performance and, in part, as a means of retaining each executive over the intermediate and long term as the CTI Compensation Committee determined that each of them was important to efforts to reposition CTI and us for profitable growth.

In addition, in March, 2011, the CTI Board approved Mr. Burdick’s terms of employment as CTI’s Executive Chairman and Chief Executive Officer. These terms contemplated that, during his period of service as CTI’s Executive Chairman and Chief Executive Officer, he would receive DSU awards for a number of CTI common shares equal to a value of $400,000 per fiscal quarter, which, when taken together with the Mr. Burdick’s base salary and target annual cash incentive award opportunity, was consistent with the 25th percentile compensation practices of the Peer Group. The number of CTI common shares subject to each DSU award to be awarded would be based upon the closing price per CTI’s common share on the last trading day of each fiscal quarter with the DSU awards to be granted quarterly in arrears and prorated for any partial quarters. for the period from March 4, 2011 through December 31, 2011, the value of the CTI’s common shares underlying the DSU awards to be granted would be reduced by $52,500 per quarter to offset the value of DSU award granted to Mr. Burdick on December 2, 2010 for his service as a director and non-executive Chairman of the Board during calendar year 2011. Pursuant to this arrangement, Mr. Burdick was granted a DSU award covering 29,719 CTI common shares on April 29, 2011 for his service during the first fiscal quarter of fiscal 2011.

In July, 2011, the Board approved changes to Mr. Burdick’s terms of employment such that, in place of the future DSU awards that Mr. Burdick was eligible to receive under the original employment terms, Mr. Burdick received for his service for the remainder of fiscal 2011, a DSU award covering 140,397 CTI common shares, representing a market value of $1,060,000 as of the close of business on July 27, 2011. The change was made to ensure that Mr. Burdick would receive his entire equity award for service during fiscal 2011, the vesting of which would have accelerated had a change of control of CTI occurred during such fiscal year. For the period from and after February 1, 2012, Mr. Burdick is eligible to receive, consistent with the original employment terms, grants of DSU awards covering CTI common shares equal to the value of $400,000 per fiscal quarter, with such DSU awards to be granted quarterly in arrears and prorated for any partial quarters.

The DSU awards granted to Mr. Burdick vest and the underlying CTI common shares are to be delivered on the first anniversary of the date of grant of each respective award, subject to acceleration of vesting in certain circumstances.

In July 2011, the CTI Board, upon recommendation of the CTI Compensation Committee, approved a DSU award to Mr. Golan covering 40,000 CTI common shares in recognition of his promotion and assumption of expanded responsibilities upon being named our Chief Operating Officer. This award will vest as to 40% on July 27, 2012 with the remainder vesting in two equal installments on July 27, 2013 and July 27, 2014, subject to accelerated vesting under certain circumstances.

Other Executive Compensation Matters

Health, Welfare and Other Employee Benefits

CTI maintains an array of benefit programs to meet the health care and welfare needs of its employees, including medical and prescription drug coverage, dental and vision programs, short-term disability insurance, long-term disability insurance and group life insurance, as well as customary vacation, paid holiday, leave of absence and other similar policies. The Named Executive Officers are eligible to participate in these programs on the same basis as CTI’s other salaried employees. After the share distribution, we expect to maintain similar benefit programs for our salaried employees and the Named Executive Officers will be eligible to participate in these programs on the same basis as our other salaried employees.

In addition, a Section 401(k) tax-qualified retirement savings plan is maintained for salaried U.S. employees. The Named Executive Officers are eligible to participate in this plan on the same basis as other salaried employees. 50% of each employee-participant’s individual contributions to the plan is matched, up to an annual maximum of $2,000 per participant. After the share distribution, we expect to maintain a similar plan for our salaried employees and the Named Executive Officers will be eligible to participate in the plan on the same basis as our other salaried employees.

Finally, Comverse Ltd., a subsidiary of ours, maintains managers’ insurance (“bituach minahalim”) and advanced study (“keren hishtalmut”) funds for its Israeli-based employees, including Mr. Golan and, prior to his relocation to the United States, Mr. Levy. These are customary benefits provided to all employees based in Israel (other than those in very junior positions). A managers’ insurance fund is a combination of severance savings (in accordance with Israeli law), defined contribution tax-qualified pension savings and disability insurance premiums. An advanced study fund is a savings fund of pre-tax contributions to be used after a specified period of time for educational or other permitted purposes.

Perquisites and other Personal Benefits

Although, historically, a limited number of perquisites and other personal benefits were provided to certain senior executives, these items have been eliminated using, in some cases, corresponding appropriate adjustments to the other cash and equity components of the executive compensation program to both streamline the program and allow for more effective cost control, consistent with the agreements reached with the senior executives.

We provide Mr. Golan and, prior to his relocation to the United States, Mr. Levy and other eligible Israeli-based employees with the use of a company car consistent with customary compensation practices in Israel.

Upon the CTI Board’s determination that a temporary relocation of CTI’s Chief Executive Officer from London, England, to New York City would be in the best interests of CTI and us, for the duration of the period of the relocation, Mr. Burdick is eligible to receive the benefits under the standard short-term international assignments policy, which include per diem allowances for hotel and food, certain travel expenses and a tax equalization payment sufficient to pay or reimburse covered employees for any increase in personal income taxes resulting from such assignment. In the case of Mr. Burdick, the tax equalization provision is expected to relate solely to income imputed on the value of allowances for hotel, food and travel expenses.

Under Mr. Levy’s employment agreement, dated March 6, 2011, he was entitled to reimbursement of relocation-related services in an amount up to $50,000 and reimbursement of legal fees and expenses incurred in connection with the negotiation of his employment agreement in an amount up to $5,000.

Employment Agreements

CTI and Comverse, as applicable, have entered into written employment agreements with each of the Named Executive Officers. These employment agreements contain the terms of employment of each executive, including base salary, annual cash incentive award opportunity, long-term equity incentive awards, perquisites, in-service benefits and, other than for Mr. Burdick, post-employment benefits. These agreements provide each Named Executive Officer (other than Mr. Burdick) with job security for the term of the agreement or the pendency of his employment, as applicable, by specifying the reasons for which his employment may be terminated and providing him with certain severance payments and benefits under certain circumstances.

The employment agreements for the Named Executive Officers (other than Mr. Burdick) protect CTI and our interests during and following termination of employment by providing for payments and benefits only in the event of a termination of employment by CTI or us without cause or by the Named Executive Officer for good reason and by prohibiting the Named Executive Officer from engaging directly or indirectly in competition with CTI and us, from recruiting or soliciting any officer or employee, from diverting customers to a competitor or from disclosing confidential information or business practices. We are continuing to assess the treatment of employment agreements with the Named Executive Officers in connection with the share distribution. Once a final determination is made, we will update this Information Statement to reflect the determination.

For a discussion of the employment agreements with the Named Executive Officers, see “—Employment Agreements and Arrangements with Named Executive Officers.”

Severance Payments and Benefits Following a Change in Control

CTI has provided for severance payments and benefits to the Named Executive Officers (other than Mr. Burdick) in connection with a termination of employment under certain circumstances following a change in control of CTI. The purposes of doing so are to:

•	foster the retention of senior executives by providing a sufficient economic incentive for them to remain with CTI through a change in control and in support of an acquirer;

•	promote the orderly succession of talent; and

•	encourage objectivity and independence among the senior leadership team with regard to considering various corporate transactions.

In addition, this protection also serves as an incentive for the Named Executive Officers to remain employed during the threat or negotiation of a change-in-control transaction, which preserves CTI’s value and the potential benefit to be received by CTI’s shareholders in the transaction.

Typically, these payments and benefits have been provided as part of a Named Executive Officer’s employment agreement or through a senior executive’s participation in the Executive Severance Protection Plan. As discussed below, each senior executive is eligible for these payments and benefits. For a discussion of the payments and benefits provided to the Named Executive Officers, see “—Potential Payments upon Termination or upon Change in Control.” We are continuing to assess whether following the share distribution severance payments and benefits will be provided in connection with a termination of employment under certain circumstances following a change in control of Comverse. Once a final determination is made, we will update this Information Statement to reflect the determination.

Equity Award Grant Practices

A Special Committee of the CTI Board established in March 2006 to investigate CTI’s historical stock option grant practices, made recommendations for remedial measures relating to the grant of equity-based compensation awards. On November 6, 2009, based on the recommendations of the Special Committee, the CTI Compensation Committee adopted an equity award grant policy that includes the following requirements:

•

all grants of equity awards must be (i) approved and recommended for approval by the Board by the CTI Compensation Committee and (ii) approved by the Board, which approval must include the affirmative vote of the majority of the independent directors;

•	annual grants are intended to be made on the fifth business day after release of annual results, provided CTI is not otherwise in possession of material non-public information at that time;

•	the date of grant of annual awards and ad hoc awards will be the approval date by the Board, which approval will include the affirmative vote of the majority of the independent directors;

•

the date of grant of new hire equity awards will be the later of the approval date by the Board, which approval will include the affirmative vote of the majority of the independent directors, or the first day of employment;

•	the exercise price of a stock option will be no less than the fair market value of CTI common share on the date of grant; and

•	fair market value will be determined based on the closing price of CTI common shares on the date of grant.

This equity award grant policy also includes procedures relating to management’s recommendations regarding grants of equity awards to the CTI Compensation Committee, communication of award grants to grantees, acceptance of equity awards by grantees, exercise of option awards and restrictions on granting awards and trading securities during “blackout” periods. In addition, the policy provides for management’s responsibilities in the equity grant process. Following the share distribution, we intend to adopt a similar policy for the granting of equity awards.

Stock Ownership Policy

In December 2009, the CTI Compensation Committee adopted a stock ownership policy for executives to encourage them to build their ownership position in CTI’s common shares over time by retaining the shares they acquire through the equity incentive plans. The guidelines are presented as stock values based upon a multiple of base salary providing that the Chief Executive Officer maintain equity ownership in CTI with a value equal to three times his base salary and that each of the other executive maintain equity ownership in CTI with a value equal to two times his base salary.

In recognition of the fact that each of the Named Executive Officers would need to build his ownership of CTI’s equity securities to comply with these requirements, prior to achieving the desired ownership levels, each Named Executive Officer is required to hold at least 50% of the CTI common shares issued upon the exercise of vested stock options or the vesting and delivery of DSU or RSU awards, less any shares sold or withheld to satisfy any associated tax obligations or, in the case of an option exercise, payment of the exercise price. Upon achieving the desired ownership level, this restriction will lapse and each Named Executive Officer will be required to maintain his required ownership level.

The stock ownership of each Named Executive Officer is reviewed in December of each year for compliance (or progress towards compliance) with the relevant ownership level. For purposes of the policy, CTI common shares that count towards satisfaction of the requisite stock ownership levels include shares directly owned by an executive, shares subject to “in-the-money” stock options that are currently exercisable, and shares that were acquired through the vesting and delivery of DSU awards. Shares subject to “out-of-the-money” stock options that are currently exercisable, shares underlying unvested DSU awards and shares that are otherwise subject to a risk of forfeiture do not count towards satisfaction of the requisite ownership levels.

Following the share distribution, we intend to adopt a similar stock ownership policy.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code imposes limitations on the deductibility for federal income tax purposes of remuneration in excess of $1 million paid to certain executive officers in a taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Code. The CTI Compensation Committee monitors the application of Section 162(m) and the associated Treasury regulations on an ongoing basis and is aware of the benefit of assuring that executive compensation qualifies for deductibility. The CTI Compensation Committee’s policy is to qualify the executive compensation for deductibility under applicable tax laws to the extent practicable. The CTI Compensation Committee also believes that it is in CTI’s best interests to have the flexibility to pay compensation that is not deductible under the limitations of Section 162(m) when circumstances warrant. Generally, compensation income realized upon the exercise of stock options granted under the stock option plans will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied. Compensation income realized by certain Named Executive Officers upon the vesting of time-based DSU awards will not be deductible to the extent the compensation income realized from such DSU awards, together with all other compensation not qualifying as “performance-based” under the Code, exceeds $1 million in the taxable year. We expect that our Compensation and Leadership Committee will adopt similar policies and practices with respect to Section 162(m) of the Code following the share distribution.

Accounting for Stock-Based Compensation

Since fiscal 2006, CTI has followed the FASB’s guidance, related to share-based payment awards, for the DSU awards. The FASB’s guidance requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options and DSU awards, based on the grant date “fair value” of these share-based compensation awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though the recipients may never realize any value from their awards. The FASB’s guidance also requires companies to recognize the compensation cost of their stock-based compensation awards in their statement of operations over the vesting period of the award. We expect to follow similar policies and practices with respect to the accounting treatment of our equity-based awards following the share distribution.

Compensation and Risk

Following the share distribution, we intend to establish and continuously review our compensation policies and practices to ensure that they do not encourage employees to take, or reward employees for taking, inappropriate or excessive risks or create risks that are reasonably likely to have a material adverse effect on us. In May 2011, the CTI Compensation Committee, with the assistance of Cook, reviewed the compensation policies and practices for employees, including the elements of the executive compensation program and the various factors that have the effect of mitigating risk, to determine whether any portion of such compensation encourages excessive risk-taking. Based on such review, we expect that the following characteristics of our compensation programs will work to reduce the possibility of employees, including executive officers, either individually or as a group, making excessively risky business decisions that could maximize short-term results at the expense of long-term value:

•	We intend to base our compensation policies and practices on a well-defined and appropriate pay philosophy, peer group and market positioning for each employee group.

•

We will attempt to structure employee compensation packages to reflect an effective balance between cash and equity-based compensation, and short-term and long-term performance focus, based on the nature of each employee groups’ responsibilities and market practices.

•	Performance objectives are expected to be set with a reasonable probability of achievement and tied to the annual operating budget and long-term strategic planning objectives approved by the Board.

•

Subject to regional differences, we will attempt to structure our compensation policies and practices that are based on performance goals uniformly across our company, using quarterly or annual targets that are based on company performance or unit performance and/or sales commissions.

•	In the case of the executive compensation program:

•	We intend to use multiple performance measures in the annual cash incentive award plan.

•	The annual cash incentive award plan is expected to be subject to annual maximum payouts.

•

Our Compensation and Leadership Committee is expected to have the discretion to reduce earned annual incentive compensation awards based on its evaluation of the quality of earnings, individual performance and other factors.

•

Equity-based incentives are expected to vest over a multi-year period to ensure that compensation realized by executives reflects changes in shareholder value over time and senior executives are subject to minimum stock ownership requirements that are based on a multiple of base salary.

•

We expect that our Compensation and Leadership Committee will retain an external, independent executive compensation consultant that does no other work for us to advise on market practices and the suitability of its compensation actions and decisions.

Executive Compensation Tables

Summary of Executive Compensation

The following table presents, for each of the fiscal years ended January 31, 2012, 2011 and 2010, summary information regarding the total compensation awarded to, earned by or paid to the Named Executive Officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2)(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Charles J. Burdick,	2011	$665,505	—	$1,286,456	$540,015	$15,110	$2,507,086
President, Chief Executive Officer and director of Comverse and Chairman of the Board and Chief Executive Officer of CTI(6)

Joel E. Legon,	2011	$414,000	$44,688	$290,800	$127,949	$8,077	$885,514
Former Global Finance Officer of Comverse and Current Senior Vice President and Interim Chief Financial Officer of CTI	2010	$350,673	$52,475	$541,050	$58,051	$30,000	$1,032,249

Oded Golan,	2011	$319,796	—	$738,200	$175,944	$103,553	$1,337,493
Senior Vice President, Chief Operating Officer of Comverse(7)

Aharon Levy,	2011	$268,065	—	$746,000	$108,624	$121,104	$1,243,793
Senior Vice President, BSS General Manager of Comverse(8)

Gabriel Matsliach,	2011	$320,008	$320,000	$290,800	$230,319	$16,846	$1,177,973
Senior Vice President, Chief Product Officer of Comverse(9)	2010	$305,243	—	$819,000	$258,016	$21	$1,382,280
	2009	$262,338	$65,000	$370,740	—	—	$698,078

Andre Dahan,	2011	$115,385	—	—	—	$9,084,397	$9,199,782
Then-President, Chief Executive Officer and director of CTI and Comverse	2010	$907,692	—	$1,365,000	$800,000	$30,000	$3,102,692
	2009	$992,308	—	$2,877,000	—	$28,575	$4,397,883

(1)	The payments to the Named Executive Officers under the annual cash incentive plan for fiscal 2011, fiscal 2010 and fiscal 2009 are reported in the Non-Equity Incentive Plan Compensation column. CTI paid no discretionary bonuses to the Named Executive Officers for fiscal 2011 and fiscal 2010. The amount reported in the Bonus column in fiscal 2011 for Dr. Matsliach represents the retention payments, which were paid in equal installments on June 3, 2011 and September 2, 2011, respectively, that he was entitled to receive under his amended employment agreement dated March 30, 2011. The amount reported in the Bonus column for Mr. Legon in fiscal 2011 and fiscal 2010 represents the amount that he received under a separate non-executive bonus plan for service prior to his appointment as CTI’s Senior Vice President and Interim Chief Financial Officer.
(2)	The amounts reported in the Stock Awards column represent the grant date fair value of the stock-based awards made to the Named Executive Officers during fiscal 2011, fiscal 2010 and fiscal 2009 in accordance with the FASB’s guidance, related to share-based payment awards. The grant date fair value of these stock-based awards was calculated by multiplying the number of shares in each award by the fair market value of CTI common shares on the award’s date of grant. See “—Grants of Plan-Based Awards Table” for additional information on the stock-based awards made to the Named Executive Officers during fiscal 2011. The amounts reported in this column reflect the compensation expense CTI expects to record in its financial statements over the vesting schedule of these stock-based awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from the awards.
(3)	The amounts reported for Mr. Dahan for fiscal 2009 include performance-based DSU awards granted on April 6, 2009, for which the number of shares and the grant date fair value (assuming the highest level of performance conditions would be achieved) was 100,000 and $685,000, respectively. The performance levels associated with these awards were not achieved for fiscal 2009 and, accordingly, the performance based DSU awards were forfeited.

(4)	The amounts reported in the Non-Equity Incentive Plan Compensation column represent the payments earned by the Named Executive Officers for fiscal 2011, fiscal 2010 and fiscal 2009 under the annual cash incentive plan (less any discretionary payments, which are reported in the Bonus column). The amounts for fiscal 2011 were paid in fiscal 2012, the amounts for fiscal 2010 were paid in fiscal 2011 and the amounts for fiscal 2009 were paid in fiscal 2010.
(5)	The amounts reported in the All Other Compensation column for the Named Executive Officers are as follows:

Named Executive Officer	401(k) Match	Auto Expenses	Vacation Pay Out	Education Fund	Social Security	Management Insurance— Pension Fund	Other Payments		Total
Charles J. Burdick	$2,000	—	—	—	—	—	$13,110	(a)	$15,110
Joel E. Legon	$2,000	—	$6,077	—	—	—	—		$8,077
Oded Golan	—	$16,682	—	$7,650	$13,382	$60,041	$5,798		$103,553
Aharon Levy	—	$15,084	$7,239	$20,966	$11,515	$35,414	$30,886	(b)	$121,104
Gabriel Matsliach	$2,000	—	$9,846	—	—	—	$5,000	(c)	$16,846
Andre Dahan	—	—	$128,000	—	—	—	$8,956,397	(d)	$9,084,397

(a)	The amount reported consists of payments to Mr. Burdick under CTI’s short-term international assignment policy in connection with his relocation to the United States, which include per diem allowances for hotel and food, certain travel expenses and a tax equalization payment sufficient to pay or reimburse Mr. Burdick for any increase in personal income taxes resulting from such assignment.
(b)	The amount reported primarily relates to the severance payment made to Mr. Levy on his termination of employment from Comverse Ltd. on January 2, 2012 and to a payment equal to $2,970 as reimbursement for legal fees and expenses incurred in connection with negotiating and executing his employment agreement. On January 3, 2012, Mr. Levy relocated to the United States where he continued to serve as Senior Vice President, BSS General Manager of Comverse. In addition to this severance payment, Mr. Levy was entitled to receive the release of all monies accrued in his managers’ insurance—pension fund, social security and education fund deposited by him and Comverse Ltd. during his employment and accrued but unused vacation.
(c)	The amount reported consists of a reimbursement for legal fees and expenses incurred in connection with negotiating and executing Dr. Matsliach’s amended employment agreement.
(d)	The amount reported consists of the severance payments made to Mr. Dahan as set forth in the Separation and Consulting Agreement between CTI and Mr. Dahan dated February 25, 2011, which are described under “—Potential Payments upon Termination of Employment or Change in Control of CTI Prior to the Share Distribution—Former Executive Officer—Termination Payments.” This amount does not include a cash payment of $800,000 representing the cash incentive award earned with respect to fiscal 2010 and reported in the “Non-Equity Incentive Plan Compensation” column for that fiscal year.
(6)	On February 25, 2011, the Board appointed Mr. Burdick, CTI’s non-executive Chairman of the Board, as Executive Chairman and Chief Executive Officer of CTI and our President, Chief Executive Officer and director, effective March 4, 2011. The amount reported in the Salary column includes $26,505 which relates to compensation received by Mr. Burdick for his service as a non-employee director during fiscal 2011 prior to his appointment as Executive Chairman and Chief Executive Officer of CTI and our President, Chief Executive Officer and director. Mr. Burdick received no other compensation in fiscal 2011 for his service as a director or Chairman of the Board. Effective May 21, 2012, Mr. Philippe Tartavull was named our President and Chief Executive Officer. In addition, in May 2012 Mr. Tartavull became a member of our Board and Mr. Burdick resigned from our Board. Mr. Burdick remains as Executive Chairman and Chief Executive Officer of CTI and a director of Comverse. For a summary of Mr. Tartavull’s compensation see “—Employment Agreement with New Chief Executive Officer of Comverse.”
(7)	Mr. Golan, as an Israeli-based employee, was paid in new Israeli shekels (or NIS). In calculating the U.S. dollar equivalent for disclosure purposes, each payment was converted into dollars based on the exchange rate in effect at the end of the month in which the payment was made. For fiscal 2011, the average monthly exchange rate for purposes of converting his base salary into U.S. dollars from NIS was approximately NIS 3.58 per U.S. dollar.
(8)	Mr. Levy became Senior Vice President, BSS General Manager of Comverse on March 6, 2011, in Tel Aviv, Israel. On January 3, 2012, Mr. Levy was relocated to the United States where he continued to serve as Senior Vice President, BSS General Manager of Comverse. Prior to relocating to New York, as an Israeli-based employee Mr. Levy was paid in NIS. In calculating the U.S. dollar equivalent for disclosure purposes, each payment during this period was converted into dollars based on the exchange rate in effect at the end of the month in which the payment was made. During this period, the average monthly exchange rate for purposes of converting his payments into U.S. dollars from NIS was approximately NIS 3.57 per U.S. dollar.
(9)	Dr. Matsliach became the Senior Vice President, Chief Product Officer of Comverse effective October 3, 2011.

Grants of Plan-Based Awards Table

The following table presents, for each of the Named Executive Officers, information concerning cash awards under the CTI annual cash incentive plan for fiscal 2011 and grants of DSU awards made during fiscal 2011. CTI made no stock option grants to any of the Named Executive Officers during fiscal 2011. In addition, Mr. Dahan did not receive any plan-based awards in fiscal 2011.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)
Charles J. Burdick	—	$219,000	$730,000	$1,460,000	—	—
	4/29/2011	—	—	—	29,719	$226,459
	7/27/2011	—	—	—	140,397	$1,059,997

Joel E. Legon	—	$60,000	$200,000	$300,000	—	—
	3/3/2011	—	—	—	40,000	$290,800

Oded Golan	—	$66,000	$220,000	$440,000	—	—
	3/3/2011	—	—	—	60,000	$436,200
	7/27/2011	—	—	—	40,000	$302,000

Aharon Levy	—	$75,000	$250,000	$500,000	—	—
	3/27/2011	—	—	—	100,000	$746,000

Gabriel Matsliach	—	$96,000	$320,000	$640,000	—	—
	3/3/2011	—	—	—	40,000	$290,800

(1)	The amounts reported in these columns reflect the threshold, target and maximum annual cash incentive award opportunities for each of the Named Executive Officers. Award payouts were made in March 2012 based on the CTI Compensation Committee’s determinations as discussed in “—Compensation Discussion and Analysis.” The actual cash incentive award payouts for fiscal 2011 for each of the Named Executive Officers are reported in the Non-Equity Incentive Plan Compensation column of “—Summary Compensation Table.”
(2)	The stock awards reported in this column for Messrs. Burdick, Legon and Matsliach consist of DSU awards made during fiscal 2011 under the Comverse Technology, Inc. 2004 Stock Incentive Compensation Plan. The stock awards reported in this column for Messrs. Levy and Golan consist of DSU awards made during fiscal 2011 under the Comverse Technology, Inc. 2005 Stock Incentive Compensation Plan. These awards have the vesting terms set forth in footnote (1) to the Outstanding Equity Awards at Fiscal Year-End Table set forth under “—Outstanding Equity Awards at Fiscal Year-End Table.” The awards also provided for accelerated automatic vesting in full under the following circumstances:

Mr. Burdick:

•

In the event of that his employment was terminated by CTI and director service was terminated due to death, disability, mandatory retirement pursuant to Board policy or failure of to be re-nominated or re-elected to the Board (provided such he has indicated his willingness to stand for re-nomination or re-election, as the case may be).

Mr. Legon:

•	In the event that his employment was terminated by CTI without cause or by him with good reason within 24 months following a change in control of CTI.

Mr. Golan:

•	In the event that his employment was terminated by Comverse Ltd. without cause or by him with good reason within 24 months following a change in control of CTI.

Mr. Levy:

•	In the event that his employment was terminated by Comverse, Inc. without cause or by him with good reason within 24 months following a change in control of CTI.

Dr. Matsliach:

•	In the event that his employment was terminated by Comverse, Inc. without cause or by him with good reason within 24 months following a change in control of CTI.

Mr. Dahan:

•	In the event that his employment was terminated by CTI without cause, by him with good reason, or upon his death or disability.

(3)	The amounts reported in this column represent the grant date fair value of the equity awards granted to the Named Executive Officers during fiscal 2011 computed in accordance with the FASB’s guidance related to share based payment awards.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of the Named Executive Officers, information regarding outstanding stock options and DSU awards held as of January 31, 2012. The market value of the CTI common shares reflected in the table is based upon the closing market price of CTI common shares on January 31, 2012, the last trading day of the fiscal year, as quoted on the NASDAQ Global Select Market, which was $6.30 per share. Mr. Dahan did not hold any outstanding equity awards as of January 31, 2012.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Units of Stock That Have Not Vested ($)
Charles J. Burdick	—	—	—	—	29,719	(a)	$187,230
	—	—	—	—	140,397	(b)	$884,501

Joel E. Legon	—	—	—	—	6,666	(c)	$41,996
	—	—	—	—	14,400	(d)	$90,720
	—	—	—	—	27,000	(e)	$170,100
	—	—	—	—	40,000	(f)	$252,000

Oded Golan	3,500	—	$16.70	12/19/2013	6,667	(g)	$42,002
	7,000	—	$22.39	12/6/2014	18,000	(g)	$113,400
	6,000	—	$24.04	10/14/2015	60,000	(f)	$378,000
	6,000	3,000	$7.10	5/28/2019	40,000	(h)	$252,000

Aharon Levy	—	—	—	—	30,000	(i)	$189,000
	—	—	—	—	70,000	(j)	$441,000

Gabriel Matsliach	40,000	—	$7.11	10/1/2012	6,000	(k)	$37,800
	6,000	—	$5.60	12/19/2013	6,000	(l)	$37,800
	15,000	—	$22.39	12/06/2014	4,000	(m)	$25,200
	30,000	—	$24.04	10/14/2015	54,000	(d)	$340,200
					40,000	(f)	$252,000

(1)	The DSU awards held by the Named Executive Officers as of January 31, 2012 that vested or were scheduled to vest are as follows:
a)	Vested on April 30, 2012.
b)	Scheduled to vest on July 27, 2012.
c)	Vested on February 23, 2012.
d)	Half of these DSU awards vested on March 11, 2012 and the other half is scheduled to vest on March 11, 2013.
e)	Scheduled to vest in two equal installments on October 10, 2012 and October 10, 2013.
f)	Vested as to 40% on March 3, 2012 and scheduled to vest as to 30% on each of March 3, 2013 and March 3, 2014.
g)	Scheduled to vest in two equal installments on June 27, 2012 and June 27, 2013.
h)	Scheduled to vest in three installments of 40%, 30% and 30% on July 27, 2012, July 27, 2013 and July 27, 2014, respectively.
i)	Vested as to one-third on March 27, 2012 and scheduled to vest as to one-third on each of March 27, 2013 and March 27, 2014.
j)	Vested as to 40% on March 27, 2012 and scheduled to vest as to 30% on each of March 27, 2013 and March 27, 2014.
k)	Vested on April 6, 2012.
l)	Scheduled to vest on September 15, 2012.
m)	Scheduled to vest on December 3, 2012.

Option Exercises and Stock Vested Table

The following table presents, for each of the Named Executive Officers, the number of CTI common shares acquired upon the vesting of DSU awards during the fiscal year ended January 31, 2012, and the value realized upon the vesting of such awards. For purposes of the table, the value realized is based upon the closing market price of CTI common shares on the vesting date.

As a result of the delinquency in the filing of periodic reports, CTI was ineligible to use registration statements on Form S-8 and, to ensure CTI did not violate the federal securities laws, in April 2006, CTI prohibited any exercise of stock options by employees, including the Named Executive Officers, until October 2011, the date CTI filed all periodic reports required in a 12-month period and had an effective registration statement on Form S-8 on file with the SEC. No stock options were exercised by the Named Executive Officers in fiscal 2011.

	Stock Awards
Name	Number of Shares Acquired on Vesting(#)	Value Realized on Vesting ($)
Charles J. Burdick	27,487	$188,561
Joel E. Legon	34,267	$233,976
Oded Golan	15,333	$113,464
Aharon Levy	—	$—
Gabriel Matsliach	12,000	$89,100
Andre Dahan(1)	619,490	$4,547,057

(1)	Represents the accelerated vesting of all outstanding unvested DSUs awarded to Mr. Dahan upon his resignation. These shares had a value of $7.34 per share (the closing market price of CTI common shares on February 25, 2011) and were delivered on September 6, 2011.

Pension Benefits

We and CTI did not sponsor any defined benefit pension or other actuarial plan for the Named Executive Officers during fiscal 2011.

Nonqualified Deferred Compensation

We and CTI did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for the Named Executive Officers during fiscal 2011.

Employment Agreements and Arrangements with Named Executive Officers

Mr. Burdick and Mr. Legon have entered into written employment agreements with CTI, while Mr. Golan has entered into a written employment agreement with Comverse Ltd. and Dr. Matsliach and Mr. Levy have entered into written employment agreements with Comverse. These agreements are described in this section. We are continuing to assess the treatment of employment agreements with the Named Executive Officers in connection with the share distribution. Once a final determination has been made, we will update this Information Statement to reflect that determination.

These agreements contain the terms of their employment, including base salary, annual cash incentive award opportunity, long-term equity incentive awards, perquisites, in-service benefits and post-employment benefits (other than for Mr. Burdick), and provide job security by specifying the reasons for which their employment may be terminated and providing them with certain severance payments and benefits (other than for Mr. Burdick) under certain circumstances.

These employment agreements (other than Mr. Burdick’s agreement) protect the interests of CTI, Comverse Ltd. and Comverse, as applicable, in the event of a termination of employment by stipulating the rights and responsibilities of the parties and prohibiting these individuals from engaging in certain specific harmful activities, including engaging directly or indirectly in competitive activities, from recruiting or soliciting any officer or employee, from diverting customers to a competitor or from disclosing confidential information or business practices.

The following narrative summarizes the material terms and conditions of these employment agreements. Each of these agreements (other than Mr. Burdick’s agreement) includes provisions relating to specific payments and benefits in the event of the Named Executive Officer’s termination of employment under specified circumstances, including following a change in control of CTI. For a summary of the material terms and conditions of these provisions, an estimate of the potential payments and benefits payable to the Named Executive Officers and the actual payments and benefits paid to Mr. Dahan upon his termination of employment, see “—Potential Payments upon Termination or upon Change in Control.” In connection with the share distribution, we are continuing to develop our policy for severance payments and benefits, including following a change in control of Comverse. Once a final determination is made, we will update this Information Statement to reflect that determination.

Current Named Executive Officers

Charles J. Burdick

Mr. Burdick, who became CTI’s Executive Chairman and Chief Executive Officer and our President and Chief Executive Officer effective March 4, 2011, has an employment agreement with CTI. Effective May 21, 2012, Mr. Burdick was replaced as our President and Chief Executive Officer by Mr. Tartavull. Following the share distribution, Mr. Burdick will not serve as one of our Named Executive Officers, but he will continue to serve as Executive Chairman and Chief Executive Officer of CTI and we expect him to serve as one of our directors. The agreement provides that such employment is terminable at will by either CTI or Mr. Burdick. Pursuant to the agreement, Mr. Burdick’s initial base salary was at a rate of $700,000 per annum. He is eligible to receive an annual cash incentive award, with the target annual incentive award opportunity equal to $700,000, pro-rated for his tenure as Executive Chairman and Chief Executive Officer (the payment of which will depend on the achievement of metrics to be determined by the Board or its Compensation and Leadership Committee), and to participate in any plan or arrangement (other than severance plans or arrangements) offered from time to time to other similarly situated executive officers. In addition, Mr. Burdick was based in London, United Kingdom, but traveled between London and New York, New York, Tel Aviv, Israel or as otherwise required and was entitled to the reimbursement of reasonable business expenses for such travel and related lodging.

During his period of service as Executive Chairman and Chief Executive Officer, Mr. Burdick is also entitled to receive equity awards in the form of DSUs under CTI’s stock incentive plans for a number of CTI common shares equal to a value of $400,000 per quarter (with the number of DSUs to be awarded to be based upon the closing price per CTI common share on the last trading day of each fiscal quarter and with the DSUs to be issued quarterly in arrears and prorated for any partial quarters); provided that for the period March 4, 2011 through December 31, 2011, the value of the common shares underlying DSUs to be granted will be reduced by $52,500 per quarter to offset the value of DSUs awarded to Mr. Burdick on December 2, 2010 for his service as a director and non-executive Chairman of the Board during calendar year 2011. Such DSUs will vest on the first anniversary of the date of grant, subject to acceleration in certain circumstances. Shares underlying such DSUs will be delivered on the first anniversary of the date of grant. In accordance with Mr. Burdick’s employment agreement, on April 29, 2011, CTI granted to Mr. Burdick a DSU award covering 29,719 CTI common shares, which in accordance with its terms vested in its entirety on the first anniversary of the date of grant.

Mr. Burdick’s employment agreement was amended on July 27, 2011. Mr. Burdick’s amended employment agreement provides that, in place of the future awards of DSUs to which Mr. Burdick was entitled, Mr. Burdick received for his service as Executive Chairman and Chief Executive Officer for the remainder of fiscal 2011, a

DSU award covering CTI common shares having a market value of $1,060,000 as of the close of business on July 27, 2011 (140,397 shares), with such shares to vest and be delivered on the first anniversary of the date of grant. For the period from and after February 1, 2012, Mr. Burdick will be entitled to receive, consistent with the terms of original employment agreement, grants of DSU awards under CTI’s stock incentive plans covering CTI common shares equal to the value of $400,000 per quarter (with the number of DSUs to be awarded to be based on the closing price per share of CTI’s common stock on the last trading day of each fiscal quarter), with such DSU awards to be issued quarterly in arrears and prorated for any partial quarters.

In addition, pursuant to the July 27, 2011 amended employment letter, if Mr. Burdick’s employment is terminated by CTI without cause in connection with or within one year after a change in control of CTI, Mr. Burdick will be entitled to a pro rata share of his on-target bonus opportunity for the fiscal year in which such termination occurs based on the number of days employed during such year to the extent that the bonus with respect to such fiscal year has not been paid.

Mr. Burdick’s employment agreement was also amended on November 17, 2011. Mr. Burdick’s amended employment agreement provides for an increase in his base salary to $820,000 per annum and an increase in his target incentive award opportunity to $730,000. Furthermore, his target incentive award opportunity for each future fiscal year will be equal to his earned annual base salary for such fiscal year. In addition, pursuant to the amendment, Mr. Burdick agreed to change his location to the New York City offices so long as circumstances require but not to exceed a period of twelve consecutive months commencing December 1, 2011. In conjunction with this change in location, Mr. Burdick is entitled to receive benefits under CTI’s short-term international assignment policy for the duration of the assignment.

Joel E. Legon

Mr. Legon’s employment agreement with us was executed on February 13, 2009 and sets forth his initial base salary, target bonus opportunity, certain severance provisions and reimbursement of relocation-related services in an amount up to $80,000. The agreement was amended on March 29, 2010 to reflect his relocation to Comverse’s offices at Wakefield, Massachusetts effective March 1, 2010 and one-time relocation bonus of $30,000 in connection therewith and was further amended on October 12, 2010 to reflect the increase in his base salary, increases in his target and maximum bonus opportunity and certain severance provisions approved by the CTI Board on October 10, 2010. Mr. Legon’s base salary was increased to $400,000. During the term of his employment, Mr. Legon is also eligible to receive an annual additional supplemental payment to cover perquisites of $14,000, payable as additional base salary. The agreement also provides that Mr. Legon is eligible to receive an annual cash incentive award, with the target annual incentive award opportunity equal to $200,000, subject to a maximum of $300,000. The actual amount of any annual cash incentive award would be determined based upon the level of achievement of certain performance objectives, as developed by the Chief Executive Officer.

Pursuant to his agreement, management recommended that Mr. Legon receive a DSU award in connection with his initial employment covering 20,000 CTI common shares. This DSU award, which was granted on March 12, 2009, vested as to one-third (1/3) on the first, second and third anniversaries of February 23, 2009, Mr. Legon’s employment start date. In addition, during the term of his employment, Mr. Legon is eligible to receive equity-based awards under the CTI stock incentive plans based on his performance and that of CTI. Following the share distribution, it is expected that Mr. Legon’s DSU awards will be converted into awards of our DSUs as described more fully in “The Share Distribution—Treatment of Stock-Based Compensation.” In addition, Mr. Legon will be eligible to receive future equity-based awards under Comverse’s stock incentive plan.

Oded Golan

Mr. Golan has an employment agreement with Comverse Ltd. and is based in Tel Aviv, Israel. This agreement was executed on June 15, 2010 and is for a term of twelve months, provided, that the term may be extended for an additional twelve month period by Comverse Ltd. Mr. Golan’s employment agreement sets forth his initial base salary of $275,000, annual target incentive award opportunity of $180,000, subject to a maximum of $300,000, and certain severance provisions. The actual amount of any annual incentive award would be determined based upon the level of achievement of certain performance objectives, as developed by Comverse Ltd. Mr. Golan is eligible to participate in all of the employee welfare and pension benefit plans, programs and arrangements that CTI makes available to its senior-level executives, and to participate in the fringe benefit programs applicable to senior-level executives (if any) and to be reimbursed for reasonable business expenses. In addition, Mr. Golan was entitled to be reimbursed for up to $5,000 of his reasonable legal fees and expenses incurred in connection with negotiating and executing his employment agreement.

Pursuant to his agreement, management recommended that Mr. Golan receive a DSU award in connection with his initial employment covering 30,000 CTI common shares and a special one-time grant covering an additional 10,000 CTI’s common shares. The initial DSU award, which was granted on September 1, 2010, vested as to 40% on the first anniversary of June 27, 2010, Mr. Golan’s employment start date and will vest and be delivered as to 30% on the second and third anniversaries of June 27, 2010. The special DSU award, which was also granted on September 1, 2010, vested as to one-third (1/3) on the first anniversary of June 27, 2010 and will vest as to an additional one-third (1/3) on each of the second and third anniversaries of June 27, 2010. The vesting of these awards is contingent upon Mr. Golan’s continued employment with Comverse and is subject to acceleration under certain circumstances. In addition, during the term of his employment, Mr. Golan is eligible to receive equity-based awards under the CTI stock incentive plans based on his performance and that of Comverse. Following the share distribution, it is expected that Mr. Golan’s DSU awards will be converted into awards of our DSUs as described more fully in “The Share Distribution—Treatment of Stock-Based Compensation.” In addition, Mr. Golan will be eligible to receive future equity-based awards under Comverse’s stock incentive plan.

On March 3, 2011, Mr. Golan’s employment agreement was amended to reflect an increase in his base salary to $320,000, an increase in his annual target incentive award opportunity to $220,000, subject to a maximum of $440,000, and changes to certain severance provisions. In addition, Mr. Golan’s employment agreement was further amended on September 22, 2011 to reflect a change in title from Senior Vice President, Business Transformation to Senior Vice President, Chief Operating Officer, effective July 2011, and his employment will now continue until termination of employment.

On March 29, 2012, Mr. Golan’s employment agreement was amended to reflect an increase in his base salary to $400,000, an increase in his annual target incentive award opportunity to $300,000, subject to a maximum of $600,000 in recognition of his promotion to Senior Vice President, Chief Operating Officer and the assumption of expanded responsibilities.

On August 5, 2012, Comverse Ltd. and Oded Golan, our Senior Vice President and Chief Operating Officer, entered into a separation agreement in which they mutually agreed upon the terms of transition and separation of employment of Mr. Golan. Pursuant to the separation agreement, Mr. Golan will continue to serve in his current capacity through January 31, 2013, at which time he will resign from his position. For a summary of the separation agreement, see, “—Potential Payments upon Termination or upon Change of Control—Named Executive Officers—Mr. Golan’s Separation Agreement.”

Aharon Levy

Mr. Levy initially had an employment agreement with Comverse Ltd. and was based in Tel Aviv, Israel. Mr. Levy’s agreement was executed on March 6, 2011 and sets forth his initial base salary of $320,000, annual target incentive award opportunity of $250,000, subject to a maximum of $500,000, and certain severance provisions. The actual amount of any annual target incentive award would be determined based upon the level of achievement of certain performance objectives, as developed by Comverse Ltd. Mr. Levy received a DSU award in connection with his initial employment covering 70,000 CTI common shares and a special one-time DSU award covering an additional 30,000 CTI common shares. These DSU awards, which were granted on March 27, 2011, vested as to 40% and one-third (1/3), respectively, on the first anniversary of March 27, 2011 and will vest as to an additional 30% and one-third (1/3), respectively, on each of the second and third anniversaries of March 27, 2011. The vesting of these awards is contingent upon Mr. Levy’s continued employment with Comverse and is subject to acceleration under certain circumstances. Following the share distribution, it is expected that Mr. Levy’s DSU awards will be converted into awards of our DSUs as described more fully in “The Share Distribution—Treatment of Stock-Based Compensation.”

On January 3, 2012, Mr. Levy was relocated to the United States. As part of this relocation, Mr. Levy executed a new employment agreement with Comverse, Inc. which supersedes the terms of his employment agreement dated March 6, 2011 with us. This new agreement sets forth Mr. Levy’s base salary of $350,000, annual target incentive award opportunity of $250,000, subject to a maximum of $500,000, and certain severance provisions. The actual amount of annual incentive award would be determined based upon the level of achievement of certain performance objectives; provided, however, that for the fiscal year 2011, Mr. Levy’s annual incentive award would not be less than $100,000. In addition, during the term of his employment, Mr. Levy is eligible to receive equity-based awards under the CTI stock incentive plans based on his performance and that of ours. In addition, Mr. Levy will be eligible to receive future equity-based awards under our stock incentive plan.

In conjunction with Mr. Levy’s relocation to the United States, Comverse. paid for certain relocation services up to an amount of $50,000 and following the completion of twelve months after his relocation and once in every twelve month period thereafter, Mr. Levy, and his family members are entitled to round-trip airfares to Israel. In addition, for the first six months of his employment, Mr. Levy is entitled to be reimbursed by us. for housing, lodging and car expenses of up to $3,000 per month. In the event of voluntary termination or termination for cause within one year from January 3, 2012, Mr. Levy is required to re-pay the costs of all relocation services and other costs directly associated with his relocation, paid for or reimbursed by us. Furthermore, Mr. Levy was entitled to receive payment for unused vacation days and all amounts accumulated under his employee benefits plan pursuant to his March 6, 2011 employment agreement with Comverse Ltd. In addition, Mr. Levy was entitled to be reimbursed for up to $5,000 of his reasonable legal fees and expenses incurred in connection with negotiating and executing his employment agreement.

Mr. Levy is eligible to participate in all of the employee welfare and pension benefit plans, programs and arrangements that are made available to senior-level executives, and to participate in the fringe benefit programs applicable to senior-level executives (if any) and to be reimbursed for reasonable business expenses.

Gabriel Matsliach

Dr. Matsliach’s employment agreement with us provides the initial annual base salary of Dr. Matsliach, and contemplates that this base salary will be reviewed at least annually and may be increased by the CTI Compensation Committee or the Board and may be decreased under certain circumstances as specified in his agreement. The agreement also provides that Dr. Matsliach is eligible to receive an annual cash incentive award, with the target annual incentive award opportunity equal to 100% of his base salary, subject to a maximum of 200% of his base salary. The actual amount of any annual cash incentive award would be determined based upon the level of achievement of certain performance objectives, as developed by the Chief Executive Officer. During the term of his employment, Dr. Matsliach is eligible to participate in the long-term incentive compensation plans, programs and arrangements, including equity-based plans, applicable to senior-level executives. In addition, Dr. Matsliach is eligible to receive equity-based awards at a level commensurate with his positions when other senior-level executives received such awards. Further, Dr. Matsliach is eligible to participate in all of the employee welfare and pension benefit plans, programs and arrangements that are made available to senior-level executives, to participate in the fringe benefit programs applicable to senior-level executives (if any) and to be reimbursed for reasonable business expenses. In addition, Dr. Matsliach was entitled to be reimbursed for up to $10,000 of his reasonable legal fees and expenses incurred in connection with negotiating and executing his employment agreement.

On March 30, 2011, Dr. Matsliach’s employment agreement was amended to provide that Dr. Matsliach is entitled to retention payments of $160,000 on each of June 3, 2011 and September 2, 2011, unless Dr. Matsliach terminates his employment without good reason or his employment is terminated by Comverse for cause. Dr. Matsliach’s employment agreement was further amended to provide that if his employment was terminated by us. without cause prior to September 1, 2012 other than a termination in connection with a change in control on or after October 1, 2011, the amount of certain severance payments that would otherwise be made to him pursuant to his employment agreement (as discussed below) would be reduced by the amount of the retention payments made on or prior to the date of termination. In addition, Dr. Matsliach was entitled to be reimbursed for up to $5,000 of his reasonable legal fees and expenses incurred in connection with negotiating and executing his amended employment agreement.

Other Provisions Applicable to Employment Agreements

The agreements impose certain obligations on each of Messrs. Legon, Golan and Levy and Dr. Matsliach with respect to maintaining confidential information (both during their employment and following termination of employment), and contain an assignment of intellectual property rights provision and non-solicitation provisions applicable during their employment and for a one-year period following termination of employment. In addition, Messrs. Legon, Golan and Levy and Dr. Matsliach’s agreements impose upon each executive certain non-competition provisions applicable during his employment and for a one-year period following termination of employment.

Former Executive Officer

Mr. Dahan had an employment agreement providing for his employment with CTI. Mr. Dahan resigned from his positions as CTI’s President and Chief Executive Officer of CTI and Comverse and terminated his employment with CTI effective March 4, 2011.

On February 25, 2011, CTI and Mr. Dahan entered into a Separation and Consulting Agreement (referred to as the Separation Agreement), pursuant to which, by mutual agreement, Mr. Dahan agreed to (i) resign as President and Chief Executive Officer and as a member of the Board of Directors of CTI and each of its subsidiaries effective March 4, 2011 (or the Separation Date) and (ii) serve as a consultant for a period of 90 days from the Separation Date (or the Consulting Period).

Employment Agreement with New Chief Executive Officer of Comverse

We and CTI entered into an employment agreement with Mr. Tartavull pursuant to which Mr. Tartavull joined us to serve as our Chief Executive Officer commencing on May 21, 2012 and continuing for a term of three years. Pursuant to the terms of the employment agreement, Mr. Tartavull receives an annual base salary of $700,000, subject to increase at the discretion of the Compensation and Leadership Committee of our Board, and will be eligible to receive an annual performance-based cash bonus in a target amount equal to 100% of his base salary and a maximum of 200% of his base salary.

Upon commencing employment, Mr. Tartavull received (i) an RSU award for 131,441 CTI common shares, which shares will vest and be delivered in three equal annual installments commencing May 21, 2013, and (ii) stock options to purchase 788,644 CTI common shares at the price of such common shares at the close of business on May 21, 2012, which options will vest in three equal annual installments commencing May 21, 2013 and will expire on May 21, 2022, subject to his continuing employment on each vesting date. During the term of employment, Mr. Tartavull will also be eligible to receive subsequent equity awards consistent with those provided to our other senior executives. Mr. Tartavull will also be eligible to participate in any benefit plans, including medical, disability and life insurance, offered by CTI on the same basis as those generally made available to other senior executives at CTI. Following the share distribution, it is expected that Mr. Tartavull’s RSU awards and stock options will be converted into awards of our RSU and stock options as described more fully in “The Share Distribution—Treatment of Stock-Based Compensation.” In addition, Mr. Tartavull will be eligible to receive future equity-based awards under our stock incentive plan.

If Mr. Tartavull’s employment is terminated by us without “cause” or he resigns for “good reason” (each as defined in the employment agreement), subject to his execution of a release of claims against us, he will be entitled to receive any accrued but unpaid base salary, a lump sum severance payment equal to two times his annual base salary then in effect, any earned but not yet paid cash bonus for a fiscal year ending prior to the date of termination, a pro-rata cash bonus for the fiscal year in which the termination occurs based on actual performance, and a lump sum payment equal to 24 months of the COBRA continuation coverage premium as if he were still an active employee. In addition, if Mr. Tartavull’s employment is terminated by us without cause, he will be entitled to immediate vesting of any portion of the equity awards described above that would have vested during the one year period following termination had he continued to be employed, or, if Mr. Tartavull resigns for good reason, he will be entitled to immediate vesting in full of such awards. If such termination occurs either prior to, but in contemplation of, a “change of control” (as defined in the employment agreement), or within 24 months following a change of control, the severance payment amount will be increased to 150% of the sum of his annual base salary and target cash bonus and the equity awards will vest in full.

Mr. Tartavull will be entitled to be reimbursed for reasonable business expenses and for reasonable legal fees and expenses up to $25,000 incurred in connection with the negotiation and execution of his employment agreement.

Mr. Tartavull is subject to ongoing covenants not to disparage us or disclose its confidential information and to assign to us all intellectual property created during employment. During employment and for one year thereafter, he is required not to compete with us or solicit its employees, consultants, customers or clients.

Employment Agreement with New Chief Financial Officer of Comverse

We and CTI entered into an employment agreement with Mr. Sabol pursuant to which Mr. Sabol joined us to serve as our Chief Financial Officer commencing on July 24, 2012 and continuing for a term of three years (referred to as the Term). Pursuant to the terms of the employment agreement, Mr. Sabol will receive an annual base salary of $425,000, subject to increase at the discretion of our Compensation Committee, and will be eligible to receive an annual performance-based cash bonus in a target amount equal to 80% of his base salary and a maximum of 160% of his base salary.

Upon commencing employment, Mr. Sabol will receive (i) an award of restricted stock units (referred to as the RSU Award) in respect of 50,000 CTI common shares, which shares will vest and be delivered in three equal annual installments commencing July 24, 2013, and (ii) stock options to purchase 300,000 CTI common shares at the price of such common stock at the close of business on the date of commencement of Mr. Sabol’s employment, which options will vest in three equal annual installments commencing July 24, 2013 and will expire on July 24, 2022, subject to his continuing employment on each vesting date (referred to together with the RSU Award as the Signing Equity). During the Term, Mr. Sabol will also be eligible to receive subsequent equity awards consistent with those provided to other senior executives. Mr. Sabol will also be eligible to participate in any benefit plans, including medical, disability and life insurance, offered by us on the same basis as those generally made available to other senior executives.

If Mr. Sabol’s employment is terminated by us without “cause” or he resigns for “good reason” (each as defined in the employment agreement), subject to his execution of a release of claims against us, he will be entitled to receive any accrued but unpaid base salary, a lump sum severance payment equal to 150% of his annual base salary then in effect, any earned but not yet paid cash bonus for a fiscal year ending prior to the date of termination, a pro-rata cash bonus for the fiscal year in which the termination occurs based on actual performance, and a lump sum payment equal to 18 months of the COBRA continuation coverage premium as if he were still an active employee. In addition, if Mr. Sabol’s employment is terminated by us without cause, he will be entitled to immediate vesting of any portion of the Signing Equity that would have vested during the one year period following termination had he continued to be employed, or, if Mr. Sabol resigns for good reason, he will be entitled to immediate vesting in full of the Signing Equity. If such termination occurs either prior to, but in contemplation of, a “Change of Control” (as defined in the employment agreement), or within 24 months following a Change of Control, the severance payment amount will be increased to 150% of the sum of his annual base salary and target cash bonus and the Signing Equity will vest in full. In addition, Mr. Sabol will be entitled to be reimbursed for reasonable business expenses.

Mr. Sabol is subject to ongoing covenants not to disparage us or disclose our confidential information and to assign us all intellectual property created during employment. During employment and for one year thereafter, he is required not to compete with us or solicit our employees, consultants, customers or clients.

Potential Payments upon Termination or upon Change in Control

Prior to the share distribution, each of the Named Executive Officers (other than Mr. Burdick) was eligible to receive certain severance payments and benefits in connection with his termination of employment under various circumstances, including following a change in control of CTI. For a summary of the material terms and conditions of the employment agreements that govern the disposition of these payments and benefits for the Named Executive Officers, see “—Employment Agreements and Arrangements with Named Executive Officers.” For a summary of the material terms and conditions of CTI’s Executive Severance Protection Plan, which governs the disposition of payments and benefits for Messrs. Legon, Golan and Levy and Dr. Matsliach, see below.

The following summarizes the estimated potential severance payments and benefits payable to each Named Executive Officer in the event of termination of his employment as of January 31, 2012 pursuant to his individual employment agreement or the Executive Severance Protection Plan, as applicable, and the actual payments and benefits, if any, paid or provided to Mr. Dahan upon termination of employment, are described below. We are continuing to assess our employment agreements with the Named Executive Officers and our policy related to potential payments upon termination or upon our change in control. We expect to implement similar severance arrangements after the share distribution. Once a final determination is made, we will update this Information Statement to reflect that determination.

The actual amounts that would be paid or distributed to the Named Executive Officers as a result of one of the termination events occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the Named Executive Officer’s base salary and the market price of our common shares. In addition, although CTI, Comverse Ltd. or Comverse, as applicable, has entered into individual employment agreements providing severance payments and benefits to the Named Executive Officers in connection with a termination of employment under particular circumstances, CTI, Comverse Ltd. or Comverse, as applicable, may mutually agree with the Named Executive Officers on severance terms that vary from those provided in the pre-existing agreements. Finally, in addition to the amounts presented below, each Named Executive Officer would also receive any DSUs that vested on or before his termination date and would be able to exercise any vested stock options that he held as of his termination date. For more information about the Named Executive Officers outstanding equity awards as of January 31, 2012, see “—Outstanding Equity Awards At Fiscal Year-End Table.”

In addition to the severance payments and benefits described in the Named Executive Officers’ individual employment agreements, these executives are eligible to receive any benefits accrued under broad-based benefit plans, such as disability benefits and accrued vacation pay, in accordance with those plans and policies.

Each of the Named Executive Officers, other than Mr. Burdick, is subject to compliance with certain restrictive covenants set forth in his individual employment agreement that continue following his termination of employment. Generally, these covenants prohibit the Named Executive Officers from disclosing proprietary or confidential information, developing certain intellectual property rights following termination of their employment and from competing with CTI for a certain period after termination of their employment. Each of the Named Executive Officers, other than Mr. Burdick, is prohibited for one year after termination of his employment from soliciting any of CTI’s employees to leave employment or any of its customers or suppliers to do business with any of its competitors.

Named Executive Officers

Under their employment agreements, the Named Executive Officers are eligible to receive certain severance payments and benefits in the event their employment is terminated under various circumstances, including following a change in control of CTI, as follows:

Termination Upon Death or Disability

In the event of a termination of employment and service as a director due to death or disability, Mr. Burdick will be entitled to receive immediate vesting of all of his outstanding DSU awards.

In the event of a termination of employment due to death or disability, Mr. Golan would be entitled to receive his earned but unpaid annual incentive award for the immediately preceding fiscal year and other benefits, if any, as may be provided under applicable plans, programs and arrangements of Comverse Ltd.

In the event of a termination of employment due to death or disability, Dr. Matsliach will be entitled to receive his earned but unpaid base salary, earned but unpaid annual incentive award and such other and additional benefits, if any, as may be provided under applicable plans, programs and arrangements of Comverse.

Termination for Cause, Without Good Reason or by Executive Nonrenewal

In the event of a termination of employment by CTI for cause or voluntarily by Mr. Burdick, all of Mr. Burdick’s unvested DSU awards shall be immediately forfeited as of the termination date.

In the event of a termination of employment by us for cause or by Dr. Matsliach without good reason, Dr. Matsliach will be entitled to receive his earned but unpaid base salary, earned but unpaid annual incentive award and such other and additional benefits, if any, as may be provided under applicable plans, programs and arrangements of us.

In the event of a termination of employment by CTI for cause or voluntarily by Mr. Legon, Mr. Legon will be entitled to receive his earned but unpaid base salary, earned but unpaid annual incentive award and such other and additional benefits, if any, as may be provided under applicable plans, programs and arrangements of us.

In the event of termination of employment by us for cause or by Mr. Levy without good reason within one year from his relocation to the United States, effective January 3, 2012, Mr. Levy will be required to repay the costs of all relocation services provided to him.

Termination Without Cause, for Good Reason or by Company Nonrenewal

Pursuant to the amendment to his employment agreement, dated October 12, 2011, in the event of a termination of employment by CTI without cause or by Mr. Legon for good reason, Mr. Legon will be entitled to receive a payment equal to (i) 50% of his base salary in effect immediately prior to the termination date and (ii) 50% of his target annual incentive award, regardless of any performance requirements.

In the event of a termination of employment by Comverse Ltd. without cause or by Mr. Golan for good reason, Mr. Golan would be entitled to receive the following payments and benefits:

•	any annual bonus earned, but unpaid, as of the termination date for the immediately preceding fiscal year;

•	75% of his target annual incentive award, regardless of any performance requirements;

•	such other or additional benefits, if any, as may be provided under applicable plans, programs and arrangements of Comverse Ltd.; and

•	earned, but unpaid, vacation days.

In the event of a termination of employment by us without cause, Mr. Levy will be entitled to receive the following payments and benefits:

•	a lump sum payment equal to the sum of 50% of his annual base salary and target annual incentive award;

•

the amount, to the extent not previously paid by Comverse Ltd. and to the extent that he did not receive from his employer prior to Comverse Ltd., he is entitled to upon termination (equal to one month of base salary for each month of prior service), up to an amount not to exceed NIS 230,000 (approximately USD $61,000); and

•	any annual bonus earned, but unpaid, as of the termination date for the immediately preceding fiscal year.

In the event of a termination of employment by us without cause or by Dr. Matsliach for good reason, Dr. Matsliach will be entitled to receive the following benefits and payments:

•	his earned, but unpaid, base salary and earned, but unpaid annual incentive award for the immediately preceding fiscal year;

•

100% of his base salary in effect immediately prior to the termination date and 100% of his target annual incentive award, regardless of any performance requirements; provided, however, that if the termination of employment is by Dr. Matsliach for good reason, the applicable percentages for the calculation of this payment will be reduced from 100% to 50%; and

•	such other or additional benefits, if any, as may be provided under applicable plans, programs and arrangements.

In addition to the foregoing and pursuant to his employment agreement dated June 1, 2010, Dr. Matsliach will be entitled to a payment equal to (i) 100% of his base salary in effect immediately prior to the termination date and (ii) 100% of his target annual incentive award, regardless of any performance requirements; provided, however, that if the termination of employment is by Dr. Matsliach for good reason, the applicable percentages for the calculation of this payment will be reduced from 100% to 50%.

Termination in Connection With or Following a Change in Control of CTI Prior to Share Distribution

In the event Mr. Burdick’s employment is terminated without cause in connection with or within one year after a change in control of CTI, Mr. Burdick will be entitled to a pro-rata share of his annual target incentive award opportunity for the fiscal year in which such termination occurs to the extent that the award with respect to such fiscal year has not yet been paid.

In the case of Dr. Matsliach, in the case of a change in control of CTI, in the event that he were to receive any payment or benefit that would be subject to the excise tax imposed by Section 4999 of the Code, or any related interest or penalties, then, under the terms of his employment arrangements, he would be entitled to receive such payments and benefits either in full or in such lesser amount which would result in no portion of such payments or benefits being subject to such excise taxes; whichever of the foregoing amounts, taking into account such excise taxes, results in his receipt on an after-tax basis of the greatest amount of benefits, notwithstanding that all or a portion of such payments and benefits may be taxable under Section 4999 of the Code.

Executive Severance Protection Plan

The Executive Severance Protection Plan provides for the payment of severance and other benefits to designated executives of CTI and its subsidiaries and affiliates in the event of their termination of employment in certain situations upon, following or in connection with a change in control of CTI (as defined in the plan). On November 11, 2008, the plan was amended by the CTI Compensation Committee to change certain provisions, including the potential payout formulas, to comply with the requirements of Sections 162(m) and 409A of the Code, and to make certain other changes involving the administration of the plan. Pursuant to the current terms of the plan, upon the execution of an appropriate release of claims against us and the continued obligations under certain restrictive covenants regarding confidentiality, non-competition and non-solicitation, an eligible executive would be entitled to receive:

•

a cash severance payment consisting of a percentage of his base salary, a percentage of his target bonus and a pro rata portion of the actual bonus that he would have earned for the period during which he provides services during the year of termination;

•

continued medical, dental and life insurance benefits at the same benefit level as provided immediately prior to the change in control and at the same cost as is generally provided to active employees for the period of time set forth in the Plan Notification;

•	accrued but unpaid base salary and bonus through the date of termination of employment;

•

reimbursement of unreimbursed expenses and such other compensation (including any stock options or other equity-related payments) and benefits, if any, to which the executive may be entitled from time to time pursuant to the terms and conditions of the employee compensation, incentive, equity, benefit or fringe benefit plans, policies or programs; and

•	accelerated vesting of any outstanding equity awards then held by the executive.

During fiscal 2011, Messrs. Legon, Golan and Levy and Dr. Matsliach were the only Named Executive Officers eligible to participate in the Executive Severance Protection Plan.

As of January 31, 2012, Messrs. Legon and Golan and Dr. Matsliach were entitled to participate at a level of 100% of base salary and target annual cash incentive award opportunity and Mr. Levy as entitled to participate at a level of 75% of base salary and target annual cash incentive award opportunity.

Potential Payments and Benefits

Upon Termination of Employment

or Change in Control of CTI Prior to the Share Distribution

The following table sets forth the potential (estimated) payments and benefits to which each Named Executive Officer would have been entitled assuming termination of his employment or a change in control of CTI as of January 31, 2012, as specified under his employment agreement.

Triggering Event(1)	Charles J. Burdick(3)	Joel E. Legon(4)	Oded Golan(5)	Aharon Levy(6)	Gabriel Matsliach(7)(8)
Termination Upon Death or Disability
Base Salary	$—	$—	$—	$—	$—
Annual Incentive Award(2)	$—	$—	$—	$—	$—
Accelerated Vesting of DSU Awards	$1,071,731	$—	$—	$—	$—
Severance Payment	$—	$—	$—	$—	$—
Health Benefit Payments	$—	$—	$—	$—	$—
TOTAL	$1,071,731	$—	$—	$—	$—
Termination Without Cause, for Good Reason or Company Nonrenewal
Base Salary	$—	$—	$—	$—	$—
Annual Incentive Award(2)	$—	$—	$—	$—	$—
Accelerated Vesting of DSU Awards	$—	$—	$—	$—	$—
Severance Payment	$—	$300,000	$405,000	$300,000	$640,000
Health Benefit Payments	$—	$4,137	$—	$2,890	$16,892
TOTAL	$—	$304,137	$405,000	$302,890	$656,892
Termination in Connection With Change in Control
Base Salary	$—	$—	$—	$—	$—
Annual Incentive Award(2)	$730,000	$200,000	$220,000	$250,000	$320,000
Accelerated Vesting of DSU Awards	$1,071,731	$554,816	$785,402	$630,000	$693,000
Severance Payment	$—	$600,000	$540,000	$450,000	$640,000
Health Care Benefits	$—	$16,489	$—	$4,302	$16,892
TOTAL	$1,801,731	$1,371,305	$1,545,402	$1,334,302	$1,669,892

(1)	Assumes the date of termination of employment was January 31, 2012 and that the market price of CTI common shares on January 31, 2012 (the last trading day of the fiscal year) was $6.30 per share (the closing market price of CTI common shares as quoted on the NASDAQ Global Select Market).
(2)	For purposes of these estimates, the pro rata portion of the actual annual cash incentive award payable assumes on-target achievement of the performance goals established for the Named Executive Officer for fiscal 2011 and payment of 100% of the target annual cash incentive award opportunity to each Named Executive Officer.
(3)	For the purpose of these estimates, Mr. Burdick’s compensation is as follows: current base salary equal to $820,000, a targeted annual cash incentive award opportunity equal to $730,000 and outstanding unvested DSU awards covering 170,116 CTI common shares.
(4)	For the purposes of these estimates, Mr. Legon’s compensation is as follows: current base salary equal to $400,000, a targeted annual cash incentive award opportunity equal to $200,000 and outstanding unvested DSU awards covering 88,067 CTI common shares.
(5)	For the purpose of these estimates, Mr. Golan’s compensation is as follows: current base salary equal to $320,000, a targeted annual cash incentive award opportunity equal to $220,000 and outstanding unvested DSU awards covering 124,666 CTI common shares. Upon termination of employment other than in connection with a change in control of CTI or other than for cause, Mr. Golan would remain an employee of Comverse Ltd. until the ninth month anniversary of the notice of termination date and he is entitled to receive the release of all monies accrued in his managers insurance fund and advanced education fund deposited by him and Comverse Ltd. during his employment. These amounts are not included in the estimates reported in the foregoing table.

(6)	For the purpose of these estimates, Mr. Levy’s compensation is as follows: current base salary equal to $350,000, a targeted annual cash incentive award opportunity equal to $250,000 and outstanding unvested DSU awards covering 100,000 CTI common shares.
(7)	For the purpose of these estimates, Dr. Matsliach’s compensation is as follows: current base salary equal to $320,000, a targeted annual cash incentive award opportunity equal to $320,000 and outstanding unvested DSU awards covering 110,000 CTI common shares.
(8)	On March 30, 2011, Dr. Matsliach’s employment agreement was amended to provide for aggregate retention payments of $320,000 which were paid in equal installments on each of June 3, 2011 and September 2, 2011. In the event Dr. Matsliach’s employment is terminated by Comverse, Inc., without cause prior to September 1, 2012, this severance payment would be reduced by $320,000, the aggregate amount of the retention payments made prior to the date of termination.

Mr. Golan’s Separation Agreement

On August 5, 2012, Comverse Ltd. and Oded Golan, our Senior Vice President and Chief Operating Officer, entered into a separation agreement in which they mutually agreed upon the terms of transition and separation of employment of Mr. Golan. Pursuant to the separation agreement, Mr. Golan will continue to serve in his current capacity through January 31, 2013, at which time he will resign from his position.

Pursuant to his separation agreement, Mr. Golan is entitled to a notice period and will continue to receive the compensation and benefits set forth in his employment agreement through August 31, 2013 (referred to as the termination date). Within 30 days after this date (unless otherwise provided below), Mr. Golan will be entitled to receive the following principal severance benefits:

•

the cash incentive award for the fiscal year ending January 31, 2013 in accordance with the terms of the Executive Bonus Plan, payable at the same time annual bonuses are paid to other senior executives of the Company;

•	$225,000, an amount representing 75% of Mr. Golan’s target bonus opportunity;

•

the release of severance and pension insurance funds deposited on his behalf during the term of his employment and the payment of the necessary supplement (to the extent required under applicable law) to the amount accrued in the severance pay portion of Mr. Golan’s pension plan;

•	accrued but unused recuperation and vacation pay; and

•	reimbursement of legal expenses of up to NIS 8,000 incurred in connection with the negotiations of the separation agreement.

In addition, Mr. Golan’s unvested deferred and restricted stock unit awards will continue to vest in accordance with their terms through the termination date.

Pursuant to his separation agreement, Mr. Golan agreed to waive and release us from any claims relating to circumstances existing through the termination date and certain non-disclosure, intellectual property assignment, non-competition and non-solicitation provisions set forth in Mr. Golan’s employment agreement will continue to apply. The terms of the separation agreement provide for clawback of certain sums paid to Mr. Golan in the event of a breach of the restrictive covenants or the terms of the waiver and release.

Former Executive Officer

Termination Payments. Pursuant to his Separation Agreement, Mr. Dahan agreed to (i) resign as President and Chief Executive Officer and as a member of the CTI Board and each of its subsidiaries effective March 4, 2011 and (ii) serve as a consultant to CTI for a period of 90 days from March 4, 2011. In addition, pursuant to the Separation Agreement, upon execution of a release of claims against CTI, Mr. Dahan received the following severance payments and benefits (which had an approximate aggregate value of $9,607,822):

•	a cash payment of $800,000 representing the cash incentive award for fiscal 2010 in accordance with terms previously agreed with CTI after waiving any payments based on his individual performance;

•

a lump sum cash payment equal to the sum of (a) $1,500,000 (representing 150% of his annual base salary at its then-current rate) and (b) $1,500,000 (representing 150% of his target annual cash incentive award opportunity);

•	a lump sum payment of $128,000 with respect to 32 accrued but unused vacation days as of the effective date of termination;

•

medical, dental and life insurance coverage continuation for him and his covered beneficiaries under COBRA for a period of 18 months following the date of termination (which coverage cost an aggregate of $40,719); and

•

the delivery of CTI common shares underlying vested DSU awards that were subject to deferred delivery, which had a net value of $1,092,046 or $7.10 per share (the per share closing market price of CTI common shares on February 24, 2011, the delivery date) and the immediate vesting of all outstanding unvested DSUs awarded to Mr. Dahan, which had a value of $4,547,057 or $7.34 per share (the per share closing market price of CTI common shares on February 25, 2011). These shares were delivered on September 6, 2011 and the associated withholding taxes determined (net shares calculated) at such time.

CTI also paid an amount of $30,000 for reasonable attorneys’ fees and disbursements incurred by Mr. Dahan in connection with the negotiation of the Separation Agreement and related documents on April 15, 2011.

During the consulting period, Mr. Dahan had the duties, responsibilities and authority assigned to him by the Chairman and Chief Executive Officer, received a fee of $246,575, paid in six equal installments and was entitled to reimbursement of reasonable business expenses incurred in connection with the performance of these consulting services.

APPRAISAL RIGHTS

Holders of CTI common shares entitled to vote on the share distribution have rights to dissent from the share distribution and obtain the fair value of their CTI common shares in cash in accordance with the procedures established by New York law. Any shares of our common stock allocable to holders of CTI common shares that properly exercise appraisal rights will be contributed to us by CTI.

Sections 623 and 910 of the New York Business Corporation Law (or the NYBCL) provide that if the share distribution is completed, holders of CTI common shares entitled to vote on the share distribution who object to the share distribution in writing prior to the Special Meeting or at the Special Meeting, but before the vote and who follow the procedures specified in Section 623 (summarized below) will have the right to receive cash payment of the fair value of their CTI common shares. The express procedures of Section 623 must be followed precisely; if they are not, holders of CTI common shares will lose their right to dissent. As described more fully below, such “fair value” would potentially be determined in judicial proceedings, the result of which cannot be predicted. We cannot assure you that holders of CTI common shares exercising dissenters’ rights will receive consideration equal to or greater than the combined market prices of Comverse common stock and CTI common shares after the share distribution.

The statutory procedures outlined below are complex. What follows is a summary and is qualified in its entirety by reference to the full text of Section 623 and Section 910 of the NYBCL. Holders of CTI common shares wishing to exercise their dissenters’ rights should consult their own legal advisors to ensure that they fully and properly comply with the requirements of New York law.

Any holder of CTI common shares who is entitled to vote on the share distribution will have the right to receive cash payment of the fair value of his or her CTI common shares and the other rights and benefits provided in Section 623 if such shareholder:

•

files with CTI a written objection to the share distribution prior to the vote by the CTI shareholders on the share distribution. The written objection must include: (1) notice of the shareholder’s election to dissent; (2) the shareholder’s name and residence address; (3) the number of CTI common shares as to which the shareholder dissents; and (4) a demand for payment of the fair value of such CTI common shares if the share distribution is completed; and

•	does not vote in favor of the share distribution.

A vote against the share distribution will not satisfy the requirement of filing a written objection. Failure to vote against the share distribution will not waive the right of a holder of CTI common shares to receive payment if such holder has filed a written objection in accordance with Section 623 and has not voted in favor of the share distribution. If a holder of CTI common shares abstains from voting on the share distribution, this will not waive his or her dissenters’ rights so long as the appropriate written objection to the share distribution is properly and timely filed. Since a proxy left blank will be voted for the share distribution, any holder of CTI common shares who wishes to exercise his or her dissenters’ rights must either vote against the share distribution or abstain. Written objection prior to the vote by the CTI shareholders on the share distribution may not be required from any holder of CTI common shares to whom CTI did not give proper notice of the Special Meeting.

A holder of CTI common shares may not dissent as to less than all CTI common shares held of record by him or her that he or she owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner of CTI common shares as to less than all CTI common shares of such owner held of record by the nominee or fiduciary.

All written objections to the share distribution and notices of election to dissent should be addressed to:

Comverse Technology, Inc.

810 Seventh Avenue

New York, New York 10019

Attention: Chairman

If the share distribution is approved by CTI’s shareholders, within 10 days after such action CTI will give written notice of such approval by registered mail to each holder of CTI common shares who filed a timely written objection, except for any holder of CTI common shares who voted in favor of the share distribution. Any holder of CTI common shares from whom objection was not required and who elects to dissent must file with CTI, within 20 days after the giving of notice to him or her, a written notice of election to dissent, stating his or her name and residence address, the number of CTI common shares as to which he or she dissents and a demand for payment of the fair value for his or her CTI common shares.

Either at the time of filing of the notice of election to dissent or within one month after the filing of the notice of election to dissent, a dissenting holder of CTI common shares must submit the certificates representing the dissenting CTI common shares to CTI, or to CTI’S transfer agent, which shall note conspicuously on the certificates that a notice of election has been filed and will then return such certificates to such holder. Any holder of CTI common shares who fails to submit his or her certificates for notation within one month after the filing of the notice of election to dissent shall, at the option of CTI upon written notice to such holder of CTI common shares within 45 days from the date of filing such notice of election to dissent, lose his or her dissenters’ rights unless a court, for good cause shown, otherwise directs.

Within 15 days after the expiration of the period within which holders of CTI common shares may file their notices of election to dissent, or within 15 days after the completion of the share distribution, whichever is later (but in no case later than 90 days after the CTI shareholders approve the share distribution), CTI will make a written offer by registered mail to each holder of CTI common shares who has filed a notice of election to pay for his or her dissenting shares at a specified price which CTI considers to be their fair value. If the share distribution has occurred, CTI must accompany the offer by an advance payment to each holder of CTI common shares who has submitted his or her share certificates to CTI of an amount equal to 80% of the amount of the offer or, if such holder has not submitted his or her share certificates, a statement that an advance payment equal to 80% of the offer will be made by CTI promptly upon submission of his or her certificates.

Acceptance of such payment does not constitute a waiver of any dissenter’s rights. The offer must be made at the same price per share to all the dissenting holders of CTI common shares. If, within 30 days after the making of an offer, CTI and any dissenting holder of CTI common shares agree on the price to be paid for dissenting shares, the balance of payment for such shares must be made within 60 days after the making of the offer or the completion of the share distribution, whichever is later, and upon surrender of the certificates representing such CTI common shares.

If CTI fails to make an offer to dissenting holders of CTI common shares within the 15-day period described above, or if it makes the offer and any dissenting holder of CTI common shares fails to agree with CTI within 30 days thereafter upon the price to be paid for his or her shares, CTI is required, within 20 days after the expiration of whichever is the applicable of the two periods, to institute a special proceeding in the Supreme Court of the State of New York in the judicial district required by New York corporate law to determine the rights of dissenting holders of CTI common shares and to fix the fair value of their CTI common shares. If CTI fails to institute a proceeding within the 20-day period, any dissenting holder of CTI common shares may institute a proceeding for the same purpose not later than 30 days after the expiration of the 20-day period. If a dissenting holder of CTI common shares does not institute a proceeding within the 30-day period, all dissenters’ rights are lost unless the court, for good cause shown, otherwise directs.

During each proceeding, the court will determine whether each dissenting holder of CTI common shares who has not agreed to an offer by CTI is entitled to receive payment for his or her shares and, if so, will fix the value of such shares as of the close of business on the day prior to the date the CTI shareholders voted to approve the share distribution, taking into consideration the nature of the transactions giving rise to the right of the holder of CTI common shares to receive payment for his or her dissenting shares and its effect on CTI and its shareholders, the concepts and methods then customary in relevant securities and financial markets for determining the fair value of shares of a corporation engaging in a similar transaction under comparable circumstances and all other relevant factors. The court shall determine the fair value of the CTI common shares without a jury and without referral to an appraiser or referee. The court will also award interest on such amount to be paid from the date of the completion of the share distribution to the date of payment unless the court finds that the refusal by a holder of CTI common shares to accept CTI’s offer of payment was arbitrary, vexatious or otherwise not in good faith. Each party to such proceeding will bear its own costs and expenses unless the court finds the refusal of payment by the holders of CTI common shares arbitrary, vexatious or otherwise not in good faith, in which case CTI’s costs will be assessed against any or all dissenting holders of CTI common shares who are party to such proceeding. The court, in its discretion, may also apportion or assess any part of the costs of dissenting holders of CTI common shares against CTI if it finds that the fair value of the shares as determined materially exceeds the amount which CTI offered to pay, or that no offer or advance payment was made by CTI, or that CTI failed to institute such special proceeding within the specified period, or that the actions of CTI in complying with its obligations under Section 623 were arbitrary, vexatious or otherwise not in good faith. Within 60 days following the final determination of the applicable proceeding, CTI shall pay to each dissenting holder of CTI common shares the amount found to be due him or her upon the surrender by such holder of all certificates representing dissenting shares.

The enforcement by a holder of CTI common shares of his or her right to receive payment for shares in accordance with Section 623 excludes the enforcement by such holder of CTI common shares of any other right to which he or she might otherwise be entitled by virtue of his or her ownership of CTI common shares (unless such holder of CTI common shares withdraws his or her notice of election or the share distribution is abandoned), except that the holder of CTI common shares will retain the right to bring or maintain an appropriate action to obtain relief on the grounds that the share distribution will be or is unlawful or fraudulent as to him or her. A notice of election by a holder of CTI common shares may be withdrawn at any time prior to his or her acceptance in writing of an offer to purchase his or her dissenting CTI common shares by CTI, but no withdrawal may be made later than 60 days from the completion of the share distribution (unless CTI failed to make a timely offer) without the consent of CTI.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, all of the outstanding shares of our common stock are beneficially owned by CTI. After the share distribution, CTI will not own any shares of our common stock. The following table provides information with respect to the anticipated beneficial ownership of our common stock following the share distribution by:

•	each person who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding shares of common stock;

•	each person we expect will be a director of ours following the share distribution;

•	each Named Executive Officer; and

•	all of our expected directors and executive officers following the share distribution as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of CTI common shares on August 31, 2012, giving effect to a distribution ratio of one share of our common stock for every ten CTI common shares held by such person (including shares held back by the distribution agent to satisfy any withholding obligations). As of August 31, 2012, there were approximately 219.2 million CTI common shares outstanding.

To the extent our directors and executive officers own CTI common shares at the record date of the share distribution, they will participate in the distribution on the same terms as other holders of CTI common shares. The beneficial owners listed in the table below may have also been granted stock-based awards whose value is derived from the value of CTI’s common shares, including options, RSUs and DSUs. In connection with the share distribution, CTI share based awards held by our employees (and any employees of CTI that will become our employee in connection with the share distribution) will become awards based on our common stock. These stock-based awards are not shown in the table because in connection with the share distribution the number of shares underlying such awards will be adjusted in the case of options, based on a Black-Scholes value of the option, and in the case of RSUs and DSUs, the trading price of our common stock on the distribution date. Therefore we cannot estimate the number of shares of our common stock that, immediately after the share distribution, each person will be entitled to acquire within 60 days. See “The Share Distribution—Treatment of Stock-Based Awards.”

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities they hold.

Name and Address(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Shares(2)
Principal Shareholders:
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	2,942,993	(3)	13.4%

Wellington Management Company, LLP 280 Congress Street Boston, Massachusetts 02210	1,671,685	(4)	7.6%

Soros Fund Management LLC and related parties 888 Seventh Avenue, 33rd Floor New York, New York 10106	1,471,666	(5)	6.7%

Expected or Potential Directors and Named Executive Officers:
Stephen Andrews	—		—
Susan D. Bowick	3,960		*
James Budge	—		—
Charles J. Burdick	14,816		*
Doron Inbar	—		—
Philippe Tartavull	—		—
Mark C. Terrell	4,338		*
Joel E. Legon	4,598		*
Oded Golan	6,766		*
Aharon Levy	584		*
Gabriel Matsliach	3,881		*
Andre Dahan		(6)
All directors and executive officers as a group (9 individuals)(7)	29,880		*

*	Less than one percent.
(1)	Unless otherwise indicated, the address of each of the persons whose name appears in the table above, other than Messrs. Andrews, Budge and Inbar, is: c/o Comverse, Inc. 810 Seventh Avenue, New York, New York 10019. The address of Mr. Andrews is c/o AbbeyBarn Communications Limited, Old Abbey Barn, Turf House Lane, Bremhill, Calne, Wiltshire, UK SN11 9HG. The address of Mr. Budge is c/o Genesys Telecommunications Laboratories, 2001 Junipero Serra Blvd., Daly City, CA 94014. The address of Mr. Inbar is c/o Carmel Ventures, 12 Abba Even Avenue, Ackerstein Towers Bldg. D, Herzeliya 46120 Israel.
(2)	The amounts and percentages are based on the assumption that approximately 21,922,996 shares of our common stock will be issued and outstanding after completion of the share distribution after applying the distribution ratio of one share of our common stock for every ten CTI common shares to the number of CTI common shares outstanding on August 31, 2012.
(3)	Reflects beneficial ownership as reported on a Schedule 13G/A filed with the SEC on February 14, 2012 by FMR LLC (or FMR 13G) and report sole voting power with respect to 339,486 CTI common shares and sole dispositive power with respect to 29,429,937 CTI common shares. The FMR 13G reported beneficial ownership of shares of common stock by Fidelity Management & Research Company, Edward C. Johnson 3d, FMR LLC and Pyramis Global Advisors Trust Company. The voting and investment power of the various holders with respect to these shares of common stock is as set forth in the FMR 13G. The information in the table is based on the information contained in the FMR 13G and assumes that the aforesaid filer will own all such shares on the record date for the share distribution and receive one share of our common stock for every ten CTI common shares held on such date (including any shares held back by the distribution agent to satisfy any withholding obligations).
(4)	Reflects beneficial ownership as reported on a Schedule 13G/A filed with the SEC on February 14, 2012 by Wellington Management Company, LLP (or Wellington 13G). The Wellington 13G reports that Wellington Management Company, LLP has shared voting power and shared dispositive power with respect to 13,953,101 CTI common shares and 16,716,857 CTI common shares, respectively. The information in the table is based on the Wellington 13G and assumes that it will own all such shares on the record date for the share distribution and receive one share of our common stock for every ten CTI common shares held on such date (including any shares held back by the distribution agent to satisfy any withholding obligations).
(5)	Reflects beneficial ownership as reported on a Schedule 13G/A filed with the SEC on January 6, 2012 by Soros Fund Management LLC, George Soros, Robert Soros and Jonathan Soros (or Soros 13G). The Soros 13G reports that Soros Fund Management LLC, George Soros and Robert Soros share voting and dispositive power with respect to all of these shares. The information in the table is based on the information contained in the Soros 13G and assumes that the aforesaid filer will own all such shares on the record date for the share distribution and receive one share of our common stock for every ten CTI common shares held on such date (including any shares held back by the distribution agent to satisfy any withholding obligations).
(6)	Mr. Dahan resigned from his position as CTI President and Chief Executive Officer effective March 4, 2011 and served as a consultant until June 4, 2011. Therefore, CTI is unable to provide a current address or confirm Mr. Dahan’s beneficial ownership.
(7)	Includes (i) the following directors: Ms. Bowick, and Messrs. Andrews, Budge, Burdick, Inbar and Terrell and (ii) the following executive officers: Messrs. Golan, Sabol and Tartavull.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements between CTI and Comverse Relating to the Share Distribution

Following the share distribution, we and CTI will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between CTI and us after the share distribution and to provide mechanisms for an orderly transition, we and CTI intend to enter into agreements pursuant to which certain services and rights will be provided for following the share distribution, and CTI and Comverse will indemnify each other (and in certain cases Verint) against certain liabilities arising from their respective businesses, the services that will be provided under such agreement and the share distribution. The following is a summary of the terms of the material agreements we expect to enter into with CTI.

Neither this summary nor the summary set forth in the CTI Proxy Statement purports to be complete and may not contain all of the information about these agreements that is important to you. These summaries are subject to, and qualified in their entirety by reference to, the agreements described below, the form of each of which will be an exhibit to the Form 10. You are encouraged to read each of these agreements carefully and in their entirety, as they are the primary legal documents governing the relationship between CTI and Comverse following the share distribution.

Except for matters covered by the Distribution Agreement, the Transition Services Agreement, the Tax Disaffiliation Agreement, the Employee Matters Agreement and the other agreements we intend to enter into with CTI in connection with the share distribution or other arm’s-length transactions entered into in the ordinary course of business, any and all agreements, arrangements, commitments and understandings, between us and our subsidiaries and other affiliates, on the one hand, and CTI and its subsidiaries and other affiliates, on the other hand, will terminate as of the distribution date of our common stock.

We do not expect that any material changes will be made to the Distribution Agreement or any of the ancillary agreements following distribution of the Information Statement. In the event, however, that any material change is made to the Distribution Agreement or any ancillary agreement following distribution of the Information Statement, the parties will disclose such change in accordance with applicable law, including for example, by mailing a supplement to shareholders or by filing a Form 8-K.

Distribution Agreement

We intend to enter into a Distribution Agreement with CTI before the share distribution to CTI’s shareholders. The Distribution Agreement will set forth our agreement with CTI regarding the principal transactions necessary to separate us from CTI. It also will set forth other agreements that govern certain aspects of our relationship with CTI after the completion of the share distribution and will provide certain indemnities to CTI (including Verint, after the Verint Merger) related to the Verint Merger Agreement, the share distribution and our business.

In general, we will not make any representations or warranties regarding the transactions contemplated by the Distribution Agreement or the business, assets, liabilities, condition or prospects of CTI or Comverse. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

Distribution. On the distribution date, CTI will distribute to its shareholders one share of our common stock for every ten CTI common shares held by its shareholders. Fractional shares of our common stock will not be distributed. Fractional shares of our common stock to which holders of record of CTI common shares would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices.

Transfer of Assets and Assumptions of Liabilities. The Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of the share distribution so that each of us and CTI retains the assets of, and the liabilities associated with, our respective businesses.

The Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and CTI.

Misallocated Transfers. We and CTI will agree that if at any time after the share distribution either party discovers that it or any of its affiliates is the owner of or receives any asset or is liable for any liability that is attributable to the other party or any person that is an affiliate of the other party, it will promptly convey, or cause to be conveyed the applicable asset or liability to the proper party.

Release of Claims. We will agree to broad releases pursuant to which we will release CTI and its affiliates, successors and assigns from, and indemnify and hold harmless all such persons against and from, any claims against any of them that arise out of or relate to the management of our business, certain events that took place prior to the share distribution, the share distribution, the terms of the Distribution Agreement and the other agreements being entered into in connection with the share distribution, our post-share distribution certificate of incorporation and the bylaws, and any other decision made or action taken relating to us. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the share distribution, including, but not limited to, the Distribution Agreement, the Transition Services Agreement, the Tax Disaffiliation Agreement and the Employee Matters Agreement.

Indemnification. We and CTI will agree to indemnify each other and each of our respective affiliates and representatives, and each of the heirs, executors, successors and assigns of such representatives against certain liabilities in connection with our respective businesses and any breach by such company of the Distribution Agreement.

In addition, under the Distribution Agreement we have agreed to indemnify CTI and its affiliates (including Verint after the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution. Certain of these indemnification obligations are capped at $25.0 million and certain are uncapped. Specifically, the capped indemnification obligations include indemnifying Verint against losses stemming from breaches by CTI of representations, warranties and covenants in the Verint Merger Agreement and for any liabilities of CTI that are known by CTI but not included on the net worth statement to be delivered at the closing of the Verint Merger. Our uncapped indemnification obligations include indemnifying Verint against liabilities relating to our business; claims by any shareholder or creditor of CTI related to the share distribution, the Verint Merger or related transactions or disclosure documents (including the CTI Proxy Statement and this Information Statement); certain claims made by employees or former employees of CTI and any claims made by employees and former employees of ours (including but not limited to the Israeli optionholder suits discussed under “Business—Legal Proceedings”); any failure by us to perform under any of the agreements entered into in connection with the share distribution; claims related to the CTI’s ownership or operation of our company; claims related to the Starhome Disposition; certain retained liabilities of CTI that are not reflected on or reserved against on the net worth statement to be delivered by CTI at the closing of the Verint Merger; and claims arising out of the exercise of appraisal rights by a CTI shareholder in connection with the share distribution. CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against us by Verint. The escrow funds cannot be used for claims related to the Israeli optionholder suit. We will also assume all pre-share distribution tax obligations of each of us and CTI.

Exchange of Information. We and CTI will agree to provide each other with information relating to the other party or the conduct of its business prior to the share distribution, and information reasonably necessary to prepare financial statements and any reports or filings to be made with any governmental authority. We and CTI will also agree to retain such information in accordance with our respective record retention policies as in effect on the date of the Distribution Agreement or as otherwise required by law or agreement.

Access to Information; Witnesses; Confidentiality. We and CTI will allow each other and our respective representatives reasonable access to all records in our or their possession relating to the business and affairs of the other party, including for audit, accounting, litigation, income taxes, financial reporting and regulatory compliance purposes. We and CTI will also use reasonable efforts to make available to the other party and its accountants, counsel and other designated representatives, upon written request, its directors, officers, employees and representatives as witness and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party’s business and operation before the share distribution. Subject to limited exceptions, we and CTI and our representatives are required to hold confidential all information in our or their possession concerning the other party.

Appraisal Rights. The Distribution Agreement will provide that we will indemnify CTI and each of its affiliates against all liabilities arising out of the exercise of appraisal rights by any shareholder of CTI with respect to the share distribution. In exchange, CTI will contribute to us all shares of our common stock that are allocable to a holder of CTI common shares that exercises its appraisal rights.

Further Assurances. We and CTI will agree to take all actions reasonably necessary or desirable to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements related thereto, including using commercially reasonable efforts to promptly obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of such transactions.

Third-Party Beneficiaries. We and CTI will agree that, (i) Verint and each of its subsidiaries and affiliates is an intended third-party beneficiary of the Distribution Agreement until the Verint Merger Agreement is terminated in accordance with its terms and (b) each party identified as an indemnitee in the Distribution Agreement who is not a party to the agreement is an intended third-party beneficiary of the indemnification provisions.

Termination. The Distribution Agreement will provide that it may be terminated by CTI at any time prior to the share distribution in the sole discretion of CTI without the approval of us or the shareholders of CTI. In the event of such termination, neither we nor CTI will have any liability of any kind to the other party.

Transition Services Agreement

Prior to the share distribution, we will enter into a Transition Services Agreement with CTI, pursuant to which each of us and CTI will provide the other with certain services to help ensure an orderly transition following the share distribution.

The services to be provided by us to CTI under the Transition Services Agreement include: payroll services; health and welfare plan administration; finance, treasury, accounting and internal audit services; tax return preparation; financial reporting; insurance services; information technology services; and other operation support and services. In addition, CTI is permitted to request that we provide it with certain services not contemplated by the Transition Services Agreement, to the extent the request is made in good faith and the terms and conditions of such additional services are agreed. Under the Transition Services Agreement, CTI will provide us with the type of general operational support historically provided to us by CTI employees, in each case limited to providing executive oversight, granting approvals and performing other duties required for filings.

Amounts payable for services provided under the Transition Services Agreement will generally equal the costs and expenses incurred by the party providing the services, and a significant portion of the services that we are to provide will have fixed fees. The Transition Services Agreement requires that the services be provided in a manner to permit CTI to comply with its legal obligations and in a manner and at a level of service that is consistent with past practice for the parties and in any event with at least a reasonable degree of care.

Subject to limited exceptions, each of us and CTI has agreed to limit our liability to the other in respect of causes of action arising under the agreement. In addition, we have agreed to indemnify CTI against certain losses stemming from the provision of services and certain breaches of the agreement.

The Transition Services Agreement will continue in effect until terminated in accordance with its terms. Each party has the right to terminate the services provided to it under the Transition Services Agreement upon thirty days prior written notice. In addition, CTI can terminate the agreement upon five days prior written notice upon the occurrence of certain corporate events.

Tax Disaffiliation Agreement

The Tax Disaffiliation Agreement will govern CTI’s and our respective rights, responsibilities and obligations with respect to both pre- and post-distribution periods, including tax liabilities and benefits, the preparation and filing of tax returns, and the control of audits and other tax matters. We and CTI will enter into the Tax Disaffiliation Agreement effective as of the share distribution. In general, we are required under the Tax Disaffiliation Agreement to pay all CTI group and Comverse group taxes attributable to periods ending on or before the distribution. In general, CTI is required under the Tax Disaffiliation Agreement to pay all taxes for the CTI group for taxable periods beginning the day after the distribution and the portion of any straddle period beginning on the day after the distribution date.

Our obligations under the Tax Disaffiliation Agreement are not limited in amount or subject to any cap. Further, even if we are not responsible for tax liabilities under the Tax Disaffiliation Agreement, we nonetheless could be liable under applicable tax law. If we are required to pay any tax liabilities under the circumstances set forth in the Tax Disaffiliation Agreement or pursuant to applicable tax law, the amounts may be significant.

Employee Matters Agreement

Prior to the share distribution, we will enter into an employee matters agreement with CTI (the Employee Matters Agreement). The Employee Matters Agreement will allocate liabilities and responsibilities between us and CTI relating to employee compensation and benefit plans and programs, including the treatment of certain employment agreements, severance plans, outstanding annual and long-term incentive awards, and health and welfare benefit obligations.

In general, the Employee Matters Agreement will provide that following the distribution we will be responsible for all employment and benefit-related obligations and liabilities related to those individuals employed by us prior to the share distribution (or the Comverse employees) and those individuals whose employment will be transferred to us in connection with the share distribution (or the transferred employees). In general, CTI will be responsible for any employment and benefit-related obligations and liabilities of any employees who continue to be employees of CTI following the share distribution (or the remaining CTI employees).

Specific provisions of the Employee Matters Agreement include the following:

•	Employment Agreements. We will assume and CTI will assign all employment-related agreements and arrangements for all transferred employees following the share distribution.

•

Severance Plans. Remaining CTI employees will continue to participate in CTI’s executive severance protection plan following the share distribution, but our employees and transferred employees will cease to participate in such plan. We will be required to adopt a severance plan for the benefit of certain of our executives that is substantially similar to the plan maintained by CTI prior to the distribution.

•	401(k) Plan. We will be required to assume sponsorship of the CTI 401(k) Plan and to assume all assets and liabilities thereunder. Remaining CTI employees will cease to participate in the CTI 401(k)

Plan, but they will be eligible to receive a cash bonus during the first quarter of 2013, in lieu of a company 401(k) plan matching contribution.

•

Health and Welfare Plans. We will be required to assume sponsorship of certain CTI health and welfare plans set forth in the Employee Matters Agreement and to maintain certain healthcare continuation requirements. Remaining CTI employees will continue to participate in such plans for a period of time following the share distribution and CTI will reimburse us for the costs associated with such coverage.

•

Cash Incentive Plans. We will be required to assume all liabilities in connection with bonus awards payable to our employees and transferred employees for the year in which the share distribution occurs and thereafter. CTI will retain all liabilities in connection with bonus awards payable to remaining CTI employees for the year in which the share distribution occurs and thereafter.

The Employee Matters Agreement also provides for adjustments to outstanding equity awards, which is more fully described under “The Share Distribution—Treatment of Stock Based Awards.”

Other Agreements

Immediately prior to the share distribution, CTI will contribute to us Exalink Ltd., a CTI wholly-owned subsidiary. Other than holding certain intellectual property rights, Exalink Ltd. has no operations.

We may also enter into certain other agreements with CTI as are necessary to complete the share distribution, which will govern certain ongoing relationships between us and CTI.

CTI’s Settlement Agreement with Cadian Capital

On May 30, 2012, the CTI Board entered into the Letter Agreement with the Cadian Group, which are shareholders of CTI, with respect to the solicitation for the election of CTI director nominees at the upcoming election of directors at the CTI AGM by the Cadian Group pursuant to the proxy statement filed with SEC on March 28, 2012. For a more detailed discussion of the Letter Agreement, see note 15 to the interim unaudited condensed financial statements and note 25 to the audited combined financial statements appearing elsewhere in this Information Statement. For more information regarding the terms of the Letter Agreement as they relate to the composition of our initial Board, see “Management—Our Board Following the Share Distribution.”

Indemnification Agreements

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Existing Agreements with CTI and its Subsidiaries

We are party to certain existing agreements with CTI and its other subsidiaries. Such agreements (other than the transactions with Verint) will be terminated in connection with the share distribution. See note 15 to the interim unaudited condensed financial statements and notes 23 and 25 to the audited combined financial statements.

Review and Approval of Related Person Transactions

Recognizing that related person transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception or appearance thereof), in connection with the share distribution our Board will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying a related person transaction.

For purposes of the policy, a “related person” will be any person or entity who is, or at any time since the beginning of our last fiscal year was:

•	a director or executive officer or director nominee of ours;

•	any shareholder who is known to us to beneficially own more than 5% of our total outstanding common stock;

•	an immediate family member of the foregoing; or

•

any entity that is owned or controlled by any of the foregoing or with respect to which any of the foregoing serves as an officer or general partner or an entity in which any of the foregoing has a substantial ownership interest.

For purposes of the policy, a “related person transaction” will be any transaction or series of similar or related transactions (including any amendment to a previously approved related person transaction) in which we or any of our subsidiaries is a participant (other than transactions by and among us and our direct and indirect wholly-owned subsidiaries), in which the aggregate amount involved exceeds or is reasonably expected to exceed $120,000 and any related person has or will have a direct or indirect material interest (including, but not limited to, ownership interests, investments or positions of interest), as determined by our Board.

We expect that our Board will determine that the Audit Committee, in conjunction with our legal staff, will be best suited to review and, when appropriate, approve and ratify related person transactions. In approving or ratifying a related person transaction, the Audit Committee must determine, based on the facts and circumstances, whether such related person transaction is:

•	consistent with our best interests;

•	fair and reasonable to us (without requiring the Audit Committee to obtain a fairness opinion or other third party support or advice);

•	would not impair or jeopardize the independence of an outside director; and

•	would not present an improper conflict of interest for any director or executive officer of ours after taking into account the factors set forth below.

The Audit Committee will take into consideration all facts and circumstances when making a determination whether to approve or ratify a related person transaction, as applicable, including the following factors:

•	the related person’s relationship to us and interest in the related person transaction;

•	the material facts of the related person transaction, including the proposed aggregate value, purpose and proposed benefits to us;

•	the materiality of the related person transaction to the related person and us;

•	whether the related person transaction is on terms no less favorable to us than terms that could have been reached with an unrelated third party;

•	whether the related person transaction is in the ordinary course of our business;

•	whether the related person transaction would violate any provision of our Code of Conduct;

•	the effect of the related person transaction on our business and operations, including our internal control over financial reporting and system of disclosure controls and procedures;

•	whether the related person transaction was initiated by us or the related person; and

•	any other information regarding the related person transaction or the related person that would be material to investors in light of the circumstances of the particular related person transaction.

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections titled “Compensation of Directors” and “Compensation of Executive Officers,” there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we have been or will be a participant:

•	in which the amount involved exceeded or will exceed $120,000; and

•	in which any director, nominee, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock following the share distribution. The summary below does not purport to be a complete statement of the relevant provisions of our certificate of incorporation, bylaws or Delaware law. The summary is qualified in its entirety by reference to these documents, which we urge you to read for complete information on our capital stock. The certificate of incorporation and bylaws that CTI and our Board will adopt prior to the share distribution are included as exhibits to our Registration Statement on Form 10, of which this Information Statement is part.

Authorized Capital Stock

Immediately following the share distribution, our authorized capital stock will consist of 100.0 million shares of common stock, with $0.01 par value per share and 2.5 million shares of preferred stock, with $0.01 par value per share.

Common Stock

Shares Outstanding. Immediately following the share distribution, the actual number of shares of our common stock outstanding will depend on the actual number of CTI common shares outstanding on the record date for the share distribution. Assuming approximately 219.2 million CTI common shares are outstanding as of the record date for the share distribution (which was the actual number of CTI common shares outstanding on July 31, 2012), the number of shares of our common stock to be distributed in the share distribution, and the number of shares of our common stock which will be outstanding immediately following the share distribution, will be approximately 21.9 million.

Dividends. Holders of shares of our common stock are entitled to receive dividends when, or if, declared by our Board out of funds legally available for that purpose. Future dividends will be dependent on our earnings, financial condition, cash flow and business requirements, as determined by our Board.

Voting Rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Other Rights. Subject to any preferential liquidation rights of holders of preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our shareholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preemptive Rights. The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our certificate of incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without shareholder approval. Our board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

Certificate of Incorporation and Bylaws

We expect our bylaws to provide for the election of directors by a “majority of votes cast” in uncontested elections and plurality voting in any election that is contested. An election is considered “contested” if, as determined by the board, the number of nominees exceeds the number of directors to be elected. A “majority of votes” cast will mean that the number of shares voted “for” a director exceeds the number of votes cast “against” that director. Abstentions, if any, will not be counted as votes cast and therefore will have no effect. Our Corporate Governance Guidelines and Principles will provide that a nominee who does not receive a majority of the votes cast shall immediately tender his or her resignation, and the Board shall decide, through a process managed by the Corporate Governance and Nominating Committee and excluding the nominee in question, whether to accept the resignation at its next regularly scheduled meeting and in any event within 90 days after the certification of the election results. Absent a compelling reason for the director to remain on the Board, it is expected that the Board will accept the resignation. The Board’s explanation of its decision shall be promptly disclosed in a Current Report on Form 8-K filed with the SEC.

Certain provisions in our proposed certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Our certificate of incorporation will contain provisions that permit the Board of Directors to issue, without any further vote or action by the shareholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested shareholder” (as defined below) for a period of three years following the date that such shareholder became an interested shareholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; (2) on consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested shareholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested shareholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested shareholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested shareholder; or (5) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested shareholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust company.

Listing

We have applied to list our common stock on NASDAQ under the trading symbol “CNSI.”

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our certificate of incorporation or bylaws, a vote of shareholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer in his or her capacity as such, to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide that, to the fullest extent permitted under Delaware law, no Comverse director shall be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director.

Our bylaws will require indemnification, to the fullest extent permitted under Delaware law or other applicable law, of any person who is or was a director or officer of ours and who is or was involved in any manner or threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was serving as a director, officer, employee or agent of ours or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our bylaws will provide that all reasonable expenses incurred by or on behalf of a director or officer in connection with any investigation, claim, action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our bylaws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our bylaws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this Information Statement. This Information Statement is a part of, but does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to our company and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the share distribution, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Investor Relations

Comverse, Inc.

810 Seventh Avenue

New York, New York 10019

Telephone: (212) 739-1000

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this Information Statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this Information Statement.

INDEX TO COMBINED FINANCIAL STATEMENTS

COMVERSE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Comverse, Inc.

New York, New York

We have audited the accompanying combined balance sheets of Comverse, Inc. and subsidiaries, Starhome B.V. and subsidiaries and Exalink Ltd. (the “Company”) as of January 31, 2012 and 2011, and the related combined statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended January 31, 2012. Our audits also included the financial statement schedules listed in the Index at page F-1. These combined financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Comverse, Inc. and subsidiaries, Starhome B.V. and subsidiaries and Exalink Ltd. as of January 31, 2012 and 2011, and the combined results of their operations and their combined cash flows for each of the three years in the period ended January 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the Company changed its method of recognizing revenue for multiple element arrangements for the year ended January 31, 2012 in accordance with the Financial Accounting Standards Board’s Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements and ASU 2009-14, Certain Revenue Arrangements that include Software Elements.

Also, as discussed in Note 1 to the combined financial statements, the Company is comprised of Comverse, Inc. and subsidiaries, Starhome B.V. and subsidiaries and Exalink Ltd. The combined financial statements also include allocations from Comverse Technology, Inc. and subsidiaries. These allocations may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Comverse Technology, Inc.

/s/ DELOITTE & TOUCHE LLP

New York, New York

September 19, 2012

COMVERSE, INC.

COMBINED BALANCE SHEETS

(In thousands)

	January 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$160,726	$191,829
Restricted cash and bank time deposits	28,893	26,111
Accounts receivable, net of allowance of $9,168 and $7,669, respectively	132,003	160,348
Inventories	27,275	47,117
Deferred cost of revenue	34,364	44,032
Deferred income taxes	8,441	14,943
Prepaid expenses and other current assets	53,074	56,543
Receivables from affiliates	2,576	2,961
Current assets of discontinued operations	40,773	34,483

Total current assets	488,125	578,367
Property and equipment, net	44,687	40,639
Goodwill	155,517	155,694
Intangible assets, net	22,034	39,389
Deferred cost of revenue	107,878	135,975
Deferred income taxes	10,153	9,664
Other assets	65,592	78,938
Noncurrent assets of discontinued operations	8,961	9,780

Total assets	$902,947	$1,048,446

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$187,773	$225,589
Deferred revenue	347,891	401,344
Deferred income taxes	8,742	11,494
Line of credit	—	6,000
Income taxes payable	2,647	5,229
Current liabilities of discontinued operations	27,984	24,598

Total current liabilities	575,037	674,254
Deferred revenue	201,998	221,042
Deferred income taxes	40,595	41,359
Note payable to CTI	8,536	7,019
Other long-term liabilities	147,438	156,595
Noncurrent liabilities of discontinued operations	5,430	11,468

Total liabilities	979,034	1,111,737

Commitments and contingencies
Equity:
Net investment of CTI	(104,073)	(84,602)
Accumulated other comprehensive income	20,999	17,095

Total Comverse Inc. stockholders’ equity	(83,074)	(67,507)
Noncontrolling interest	6,987	4,216

Total equity	(76,087)	(63,291)

Total liabilities and equity	$902,947	$1,048,446

The accompanying notes are an integral part of these combined financial statements.

COMVERSE, INC.

COMBINED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Years Ended January 31,
	2012	2011	2010
Revenue:
Product revenue	$276,459	$300,902	$244,417
Service revenue	494,698	561,934	550,370

Total revenue	771,157	862,836	794,787

Costs and expenses:
Product costs	136,024	138,378	117,412
Service costs	332,843	335,510	355,720
Research and development, net	94,238	148,817	175,949
Selling, general and administrative	175,882	269,973	341,294
Other operating expenses:
Restructuring charges	20,728	29,934	15,272
Impairment of intangible assets	—	—	3,356

Total other operating expense	20,728	29,934	18,628

Total costs and expenses	759,715	922,612	1,009,003

Income (loss) from operations	11,442	(59,776)	(214,216)
Interest income	1,755	1,717	3,169
Interest expense	(953)	(900)	(314)
Interest (expense) income on notes (payable) receivable with CTI	(409)	(19)	4,845
Other (expense) income, net	(7,192)	(3,645)	476

Income (loss) before income tax provision	4,643	(62,623)	(206,040)
Income tax provision	(25,291)	(30,118)	(15,930)

Net loss from continuing operations	(20,648)	(92,741)	(221,970)
Income from discontinued operations, net of tax	7,761	2,826	3,049

Net loss	(12,887)	(89,915)	(218,921)
Less: net income attributable to noncontrolling interest	(2,574)	(1,030)	(1,071)

Net loss attributable to Comverse, Inc.	$(15,461)	$(90,945)	$(219,992)

The accompanying notes are an integral part of these combined financial statements.

COMVERSE, INC.

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Years Ended January 31,
	2012	2011	2010
Net loss	$(12,887)	$(89,915)	$(218,921)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	4,523	(3,368)	(1,181)
Changes in available-for-sale securities, net of tax	—	(12)	(143)
Changes in cash flow hedges, net of tax	(630)	145	3,810

Other comprehensive income (loss), net of tax	3,893	(3,235)	2,486

Comprehensive loss	(8,994)	(93,150)	(216,435)
Less: comprehensive income attributable to noncontrolling interest	(2,563)	(1,046)	(1,071)

Comprehensive loss attributable to Comverse, Inc.	$(11,557)	$(94,196)	$(217,506)

The accompanying notes are an integral part of these combined financial statements.

COMVERSE, INC.

COMBINED STATEMENTS OF EQUITY

(In thousands)

		Accumulated Other Comprehensive Income (Loss)
	Net Investment of CTI	Unrealized Gains (Losses) on Available-for-Sale Securities	Unrealized (Losses) Gains on Derivatives	Cumulative Translation Adjustment	Total Accumulated Other Comprehensive Income (Loss)	Comverse, Inc.’s Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance, January 31, 2009	$295,925	$155	$(3,086)	$20,791	$17,860	$313,785	$—	$313,785
Net loss	(219,992)	—	—	—	—	(219,992)	1,071	(218,921)
Other comprehensive income (loss), net of tax	—	(143)	3,810	(1,181)	2,486	2,486	—	2,486
Decrease in net investment of CTI	(6,693)	—	—	—	—	(6,693)	1,584	(5,109)
Stock-based compensation expense	6,012	—	—	—	—	6,012	—	6,012

Balance, January 31, 2010	$75,252	$12	$724	$19,610	$20,346	$95,598	$2,655	$98,253
Net loss	(90,945)	—	—	—	—	(90,945)	1,030	(89,915)
Other comprehensive income (loss), net of tax	—	(12)	129	(3,368)	(3,251)	(3,251)	16	(3,235)
Decrease in net investment of CTI	(72,692)	—	—	—	—	(72,692)	515	(72,177)
Stock-based compensation expense	3,783	—	—	—	—	3,783	—	3,783

Balance, January 31, 2011	$(84,602)	$—	$853	$16,242	$17,095	$(67,507)	$4,216	$(63,291)
Net loss	(15,461)	—	—	—	—	(15,461)	2,574	(12,887)
Other comprehensive income (loss), net of tax	—	—	(619)	4,523	3,904	3,904	(11)	3,893
Decrease in net investment of CTI	(8,091)	—	—	—	—	(8,091)	208	(7,883)
Stock-based compensation expense	4,081	—	—	—	—	4,081	—	4,081

Balance, January 31, 2012	$(104,073)	$—	$234	$20,765	$20,999	$(83,074)	$6,987	$(76,087)

The accompanying notes are an integral part of these combined financial statements.

COMVERSE, INC.

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended January 31,
	2012	2011	2010
Cash flows from operating activities:
Net loss	$(12,887)	$(89,915)	$(218,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash items	42,047	47,723	78,634
Changes in operating assets and liabilities:
Accounts receivable	22,150	16,567	13,559
Inventories	(2,788)	3,092	(10,215)
Deferred cost of revenue	37,760	27,185	(1,477)
Prepaid expenses and other current assets	4,852	19,642	3,538
Accounts payable and accrued expenses	(33,377)	(30,059)	(37,722)
Deferred revenue	(70,894)	(112,860)	14,616
Other assets and liabilities	(224)	13,565	(20,706)
Other, net	—	(2,334)	470

Net cash used in operating activities—continuing operations	(13,361)	(107,394)	(178,224)
Net cash provided by operating activities—discontinued operations	11,807	7,638	4,467

Net cash used in operating activities	(1,554)	(99,756)	(173,757)

Cash flows from investing activities:
Proceeds from sales and maturities of investments	—	—	148,836
Advances under promissory note to CTI	—	—	(200,000)
Proceeds from repayment of promissory note by CTI	—	—	200,000
Purchase of property and equipment	(5,371)	(11,169)	(16,952)
Net change in restricted cash and bank time deposits	(4,432)	22,691	(35,221)
Proceeds from asset sales	1,421	27,345	60
Other, net	172	(12)	(7)

Net cash (used in) provided by investing activities—continuing operations	(8,210)	38,855	96,716
Net cash (used in) provided by investing activities—discontinued operations	(525)	724	(297)

Net cash (used in) provided by investing activities	(8,735)	39,579	96,419

Cash flows from financing activities:
Decrease in net investment by CTI	(7,861)	(72,146)	(5,156)
Borrowing under note payable to CTI	1,500	7,000	—
Borrowings under lines of credit	—	12,000	—
Repayment of lines of credit	(6,031)	(6,000)	—

Net cash used in financing activities—continuing operations	(12,392)	(59,146)	(5,156)
Net cash (used in) provided by financing activities—discontinued operations	(25)	(31)	47

Net cash used in financing activities	(12,417)	(59,177)	(5,109)

Effects of exchange rates on cash and cash equivalents	2,860	2,981	5,059
Net decrease in cash and cash equivalents	(19,846)	(116,373)	(77,388)
Cash and cash equivalents, beginning of year including cash of discontinued operations	213,038	329,411	406,799

Cash and cash equivalents, end of year including cash of discontinued operations	193,192	213,038	329,411
Less: Cash and cash equivalents of discontinued operation, end of year	(32,466)	(21,209)	(12,878)

Cash and cash equivalents, end of year	$160,726	$191,829	$316,533

The accompanying notes are an integral part of these combined financial statements.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1.	ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Comverse, Inc. (the “Company”) is a wholly-owned subsidiary of Comverse Technology, Inc. (“CTI”) organized as a Delaware corporation in November 1997.

The Company is a leading provider of software-based products, systems and related services that:

•

provide converged, prepaid and postpaid billing and active customer management systems (“Business Support Systems” or “BSS”) for wireless, wireline and cable network operators delivering a value proposition designed to ensure timely and efficient service monetization, consistent customer experience, reduced complexity and cost, and enable real-time marketing based on all relevant customer profile information;

•

enable wireless and wireline (including cable) network-based Value-Added Services (“VAS”), comprised of two categories—Voice and Messaging—that include voicemail, visual voicemail, call completion, short messaging service (“SMS”) text messaging (“texting”), multimedia picture and video messaging, and Internet Protocol (“IP”) communications; and

•	provide wireless users with optimized access to Internet websites, content and applications, manage and enforce policy and generate data usage and revenue for wireless operators.

The Company’s products and services are used by more than 450 wireless, wireline and cable network communication service providers in more than 125 countries, including the majority of the world’s 100 largest wireless network operators. The Company’s products and services are designed to generate voice and data network traffic, increase revenue and customer loyalty, monetize services and improve operational efficiency.

The Share Distribution

On January 11, 2012, CTI announced its plan to spin–off the Company as an independent, publicly-traded company, to be accomplished by means of a pro rata distribution of 100% of the Company’s outstanding common shares to CTI’s shareholders (the “share distribution”). Following the share distribution, CTI will no longer hold any of the Company’s outstanding capital stock, and the Company will be an independent publicly-traded company.

The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and the Company from a nationally recognized provider of such opinions, final approval of the transaction by CTI’s Board, the approval of the share distribution by holders of at least two-thirds of the CTI common shares, final approval of certain material agreements by the boards of each of CTI and the Company and completion of the review of the Company’s registration statement on Form 10 by the Securities and Exchange Commission (the “SEC”).

Immediately prior to the share distribution, CTI will contribute to the Company Exalink Ltd. (“Exalink”), its wholly-owned subsidiary. Other than holding certain intellectual property rights, Exalink has no operations. Following the share distribution, the Company and CTI will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between CTI and the Company after the share distribution and to provide mechanisms for an orderly transition, the Company intends to enter into agreements with CTI pursuant to which certain services and rights will be provided for following the share distribution, and the Company and CTI will indemnify each other against certain liabilities arising from their respective businesses and the services that will be provided under such agreements (see Note 25, Subsequent Events).

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Merger of CTI and Verint

As a result of the Company’s efforts to evaluate and eliminate CTI’s holding company structure, on August 12, 2012, CTI entered into an agreement and plan of merger (the “Verint Merger Agreement”) with Verint Systems Inc. (“Verint”), its majority-owned publicly traded subsidiary, pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (the “Verint Merger”). Completion of the Verint Merger is contingent upon, among other things, completion by CTI of the disposition of its significant assets and liabilities (including the Company and Starhome B.V. (“Starhome”)), other than its ownership interest in Verint (see Note 25, Subsequent Events).

Contribution and Sale of Starhome

Starhome is a provider of wireless service mobility solutions that enhance international roaming. Wireless operators use Starhome’s software-based solutions to generate additional revenue and to improve profitability by directing international roaming traffic to preferred networks and by providing a wide range of services to subscribers traveling outside their home network.

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (the “Starhome Share Purchase Agreement”) with Fortissimo Capital Fund II (Israel), L.P., Fortissimo Capital Fund III (Israel), L.P. and Fortissimo Capital Fund III (Cayman), L.P. (collectively, “Fortissimo”) pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome (the “Starhome Disposition”). Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or Fortissimo may terminate the Starhome Share Purchase Agreement; provided, that the Starhome Share Purchase Agreement may not be terminated by Fortissimo before December 31, 2012 in the event that a creditor objects to the consummation of the Starhome Disposition and notice has been given that Starhome intends to contest such objection.

It is a condition to the Verint Merger that CTI dispose of its interest in Starhome prior to the consummation of the merger. As a result, on September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement, in order to ensure it can meet the condition to the Verint Merger. As of the date hereof, the Company holds 66.5% of Starhome’s outstanding share capital.

As a result of the anticipated Starhome Disposition, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net income (loss) in the Company’s combined statements of operations for all periods presented. The assets and liabilities of Starhome are included in discontinued operations as separate components to the Company’s combined balance sheets as of all dates presented (see Note 19, Discontinued Operations).

Basis of Presentation

The combined financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s combined financial statements have been derived from the consolidated financial statements and accounting records of CTI, using the historical results of operations, and historical basis of assets and liabilities of the Company’s business. The Company’s combined financial statements combine, on the basis of common control, the results of operations and financial position of Comverse, Inc. and its subsidiaries with

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Starhome (66.5% owned by CTI as of January 31, 2012) and Exalink. Management believes the assumptions and methodologies underlying the allocation of general, corporate expenses from CTI are reasonable (see Note 3, Expense Allocations). However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. As such, the combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position or cash flows in the future or what its results of operations, financial position or cash flows would have been had the Company been an independent company during the periods presented.

Transactions between the Company and CTI and CTI’s other subsidiaries have been identified in the combined financial statements as transactions between related parties (see Note 23, Related Party Transactions).

For the purposes of the combined statements of cash flows, the Company reflects transactions with CTI as a financing activity.

Intercompany accounts and transactions within the Company have been eliminated.

Segment Reporting

The Company determines its reportable segments in accordance with the Financial Accounting Standards Board’s (the “FASB”) guidance relating to disclosures about segments of an enterprise and related information. The Company’s Chief Executive Officer is its chief operating decision maker (the “CODM”). The CODM uses segment performance as its primary basis for assessing the financial results of the operating segments and for the allocation of resources (see Note 21, Business Segment Information, for additional discussion, including the definition of segment performance).

The Company’s reportable segments consist of Comverse BSS and Comverse VAS. The results of operations of all the other operations of the Company are included in the column captioned “Comverse Other” as part of the Company’s business segment presentation. The operating segments included in “Comverse Other” do not meet the quantitative thresholds required for a separate presentation or the aggregation criteria under segment reporting guidance. Specifically, they do not have similar economic characteristics with any separately presented reportable segment.

The Company’s business units consist of the following:

•

BSS, which conducts the Company’s converged, prepaid and postpaid billing and active management systems business and includes groups engaged in product management, professional services, research and development and product sales support;

•

VAS, which conducts the Company’s value-added services business and includes groups engaged in VAS delivery, voice product research and development, messaging product research and development and product sales support; and

•

Mobile Internet (“Comverse MI”), which is responsible for the Company’s mobile Internet products and includes groups engaged in product management, solution engineering, delivery, research and development and product sales support.

In addition, the Company’s Global Services (“Comverse GLS”) provides customer post-delivery services and includes groups engaged in support services for BSS, VAS and mobile Internet products, services sales and product management.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Certain of the Company’s business operations are conducted through the following global corporate functions:

•	Customer Facing Group, which is primarily engaged in providing overall customer account management and sales for all product lines;

•	Operations Group, which provides centralized information technology, procurement, supply chain management and global business operations services to all business units; and

•	Strategy and planning, finance, legal and human resources groups, which continue to support all business operations.

Comverse BSS, Comverse VAS and Comverse MI are operating segments of the Company. The revenue of each of Comverse BSS, Comverse VAS and Comverse MI includes the revenue generated by Comverse GLS that is attributable to the operations of each such operating segment. The costs and expenses of each of Comverse BSS, Comverse VAS and Comverse MI are comprised of direct costs, such as product materials and personnel-related costs, and costs and expenses incurred by Comverse GLS in connection with the operations of each such operating segment. The CODM uses the segment performance of Comverse BSS, Comverse VAS and Comverse MI, after including the amounts attributable to Comverse GLS, for assessing the financial results of the segments and for the allocation of resources. The discrete financial information of Comverse GLS is not used by the CODM for the assessment of financial results or the allocation of resources.

The Company does not maintain balance sheets for the Comverse BSS, Comverse VAS and Comverse MI operating segments.

The Company’s reportable segments are as follows:

•	Comverse BSS—comprised of the Company’s BSS operating segment; and

•	Comverse VAS—comprised of the Company’s VAS operating segment.

Comverse Other is comprised of all the Company’s other operations, including the Comverse MI operating segment, the Company’s Netcentrex operations, the Company’s global corporate functions that support its business units, and Exalink.

Starhome’s results of operations are included in discontinued operations and therefore not presented in segment information.

Use of Estimates

The preparation of the combined financial statements and the accompanying notes in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses.

The most significant estimates include:

•

Estimates relating to the recognition of revenue, including the determination of vendor specific objective evidence (“VSOE”) of fair value and the determination of best estimate of selling price for multiple element arrangements;

•	Inventory write-offs;

•	Allowance for doubtful accounts;

•	Fair value of CTI stock-based compensation;

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

•	Allocation of expenses by CTI to the Company;

•	Fair value of reporting units for the purpose of goodwill impairment test;

•	Valuation of other intangible assets;

•	Valuation of investments and financial instruments;

•	Realization of deferred tax assets; and

•	The identification and measurement of uncertain tax positions.

The Company’s actual results may differ from its estimates.

Functional Currency and Foreign Currency Translation and Transactions

The determination of the functional currency for the Company’s foreign subsidiaries is made based on appropriate economic factors, including the currency in which the subsidiary sells its products, the sales market in which the subsidiary operates and the currency in which the subsidiary’s financing is denominated. For foreign subsidiaries, whose functional currency is not the U.S. dollar, assets and liabilities are translated using current exchange rates at the balance sheet date, and income and expense accounts using average exchange rates for the period, except revenue previously deferred which is translated using historical rates. The resulting foreign currency translation adjustments are reported as a separate component of “Other comprehensive income (loss), net of tax” in the combined statements of comprehensive loss. For foreign subsidiaries, whose functional currency is not the local currency, remeasurement gains and losses are recorded during each period in “Other (expense) income, net” in the combined statements of operations.

Unrealized and realized foreign currency transaction gains and losses on transactions denominated in currencies other than the functional currency of the entity are included in the combined statements of operations in “Other (expense) income, net” for the period in which the exchange rates changed.

Business Combinations

The Company allocates the fair value of consideration transferred in a business combination to the estimated fair value at the acquisition date of the tangible and intangible assets acquired, the liabilities assumed and any non-controlling interest. Acquisition costs are expensed as incurred. Any residual consideration is recorded as goodwill. The fair value of consideration includes cash, equity securities, other assets and contingent consideration. The Company remeasures the fair value of contingent consideration at each reporting period and any change in the fair value from either the passage of time or events occurring after the acquisition date, is recorded in earnings. The Company’s determination of the fair values of assets acquired and liabilities assumed requires the Company to make significant estimates, primarily with respect to intangible assets. These estimates can include, but are not limited to, cash flow projections for the acquired business, and the appropriate weighted-average cost of capital. The results of operations of the acquired business are included in the Company’s combined results of operations from the date of the acquisition. The Company had no business combinations in any period presented.

Noncontrolling Interest

Noncontrolling interest represents the minority shareholders’ interest in Starhome, the Company’s majority-owned subsidiary (see Note 19, Discontinued Operations). The Company recognizes noncontrolling interest as a separate component of total equity in the Company’s combined balance sheets and recognizes income

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

attributable to the noncontrolling interest as a separate component of net loss in the Company’s combined statements of operations.

As of January 31, 2012 and 2011, the noncontrolling interest of Starhome was 33.5%.

Cash and Cash Equivalents

Cash primarily consists of cash on hand and bank deposits. Cash equivalents primarily consist of interest-bearing money market accounts, commercial paper, agency notes and other highly liquid investments with an original maturity of three months or less when purchased. The Company maintains cash and cash equivalents in U.S. dollars and in foreign currencies, which are subject to risks related to foreign currency exchange rate fluctuations.

Restricted Cash and Bank Time Deposits

Restricted cash and bank time deposits include compensating cash balances related to existing lines of credit and deposits that are pledged as collateral or restricted for use to settle specified performance guarantees to customers and vendors, letters of credit, foreign currency transactions in the ordinary course of business and pending tax judgments. If cash is restricted for more than one year from the balance sheet date, it is classified within “Other assets” as long-term restricted cash. Restricted bank time deposits generally consist of certificates of deposit with original maturities of twelve months or less.

Accounts Receivable, Net

The application of revenue recognition guidance often results in circumstances for which the Company is unable to recognize revenue relating to sales transactions that have been billed. In these circumstances, the Company does not recognize the deferred revenue or the related account receivable and no amounts are recognized in the combined balance sheets for such transactions with the exception of certain arrangements recognized in accordance with the FASB’s guidance relating to accounting for performance of construction-type and certain production-type contracts. Only to the extent that the Company has recognized revenue and not received cash for such transactions are amounts included in “Accounts receivable, net.” Also, only to the extent that the Company has received cash for such transactions is the amount included in “Deferred revenue” in the combined balance sheets.

Allowance for Doubtful Accounts

The Company estimates the collectability of its accounts receivable balances for each accounting period and adjusts its allowance for doubtful accounts accordingly. The Company exercises judgment in assessing the collectability of accounts receivable, including consideration of current economic conditions, the creditworthiness of customers, their collection history and the related aging of past due receivables balances. The Company evaluates specific accounts when it becomes aware that a customer may be experiencing a deterioration of its financial condition due to lower credit ratings, bankruptcy or other factors that may affect such customer’s ability to meet its payment obligations. The Company charges off uncollectible trade receivables when all collection efforts have been exhausted and the Company believes the amount will not be collected.

Investments

The Company accounts for investments in accordance with the FASB’s guidance relating to accounting for certain investments in debt and equity securities. Purchases are recorded on the settlement date.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Interest on short-term investments is recognized in the combined statements of operations when earned. Realized gains and losses on available-for-sale securities are recognized when securities are sold and are calculated using the specific identification method, and are recorded in “Other (expense) income, net” in the combined statements of operations. Unrealized gains and losses, net of taxes, are recorded as a component of “Total comprehensive loss” in the combined statements of equity.

Generally, investments with original maturities of greater than three months and remaining maturities of less than one year are classified as short-term investments.

The Company reviews its investments for indications of impairment in value on a quarterly basis. The Company considers an investment to be impaired when the fair value is less than the carrying value (or amortized cost). The Company evaluates each impaired investment individually to determine whether such investment is other-than-temporarily impaired.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out and weighted-average methods. The Company reduces the carrying value of inventory when it holds excess or obsolete inventories which is determined through an evaluation of both historical usage and expected future demand. Such charges are included as a component of “Product costs” in the combined statements of operations.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. The Company depreciates and amortizes its property and equipment on a straight-line basis. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the related lease term. The cost of maintenance and repairs is expensed as incurred. The estimated useful lives of property and equipment are as follows:

	Useful Life in Years
	Shortest	Longest
Fixtures and equipment	1	15
Software	1	5
Leasehold improvements	3	15

Goodwill

Goodwill represents the excess of the fair value of consideration transferred in a business combination over the fair value of tangible and intangible assets acquired net of the fair value of liabilities assumed and the fair value of any noncontrolling interest in the acquiree. The Company has no indefinite-lived intangible assets other than goodwill. The carrying amount of goodwill is reviewed annually for impairment on November 1 and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Company applies the FASB’s guidance when testing goodwill for impairment which permits the Company to make a qualitative assessment of whether goodwill is impaired, or opt to bypass the qualitative assessment, and proceed directly to performing the first step of the two-step impairment test. If the Company performs a qualitative assessment and concludes it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the two-step impairment test is unnecessary. However, if the Company concludes otherwise, it is then required to perform the first step of the two-step impairment test.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The Company has the unconditional option to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period.

For reporting units where the Company decides to perform a qualitative assessment, the Company’s management assesses and makes judgments regarding a variety of factors which potentially impact the fair value of a reporting unit, including general economic conditions, industry and market-specific conditions, customer behavior, cost factors, financial performance and trends, strategies and business plans, capital requirements, management and personnel issues, and stock price, among others. Management then considers the totality of these and other factors, placing more weight on the events and circumstances that are judged to most affect a reporting unit’s fair value or the carrying amount of its net assets, to reach a qualitative conclusion regarding whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.

For reporting units where the Company performs the two-step goodwill impairment test, the first step requires the Company to compare the fair value of each reporting unit to the carrying value of its net assets. The Company considers both an income-based approach using projected discounted cash flows and a market-based approach using multiples of comparable companies to determine the fair value of its reporting units. The Company’s estimate of fair value of each reporting unit is based on a number of subjective factors, including: (i) the appropriate weighting of valuation approaches (income-based approach and market-based approach), (ii) estimates of the future revenue and cash flows, (iii) discount rate for estimated cash flows, (iv) selection of peer group companies for the market-based approach, (v) required levels of working capital, (vi) assumed terminal value, (vii) the time horizon of cash flow forecasts; and (viii) control premium.

If the fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired and no further evaluation is necessary. If the carrying value of the reporting unit is greater than the estimated fair value of the reporting unit, there is an indication that impairment may exist and the second step is required. In the second step, the implied fair value of goodwill is calculated as the excess of the fair value of a reporting unit over the fair value assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment charge.

The Company did not record any impairment of goodwill for the fiscal years ended January 31, 2012, 2011 and 2010.

The Company’s forecasts and estimates are based on assumptions that are consistent with the plans and estimates used to manage the business. Changes in these estimates could change the conclusion regarding an impairment of goodwill.

Impairment of Long-Lived and Intangible Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and intangible assets with finite lives, whenever events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. Any impairment of these assets must be considered prior to the Company’s impairment review of goodwill. The assessment of impairment is based on the Company’s ability to recover the carrying value of the asset by analyzing the expected future undiscounted pre-tax cash flows specific to the asset or asset group.

Circumstances which could trigger a review include, but are not limited to, significant decreases in the market price of the asset, significant adverse changes in the business climate or legal factors, accumulation of costs significantly in excess of the amount expected for the acquisition of a long-lived asset, current period

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

negative cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset.

The Company assesses the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If undiscounted cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. An impairment loss on intangible assets is reported as “Impairment of intangible assets” in the combined statements of operations. Assets to be disposed of are written-down to the greater of fair value or salvage value. Estimated fair values are based on assumptions regarding the amount and timing of estimated future cash flows and appropriate discount rates to reflect varying degrees of perceived risk.

Fair Value Measurements

Under the FASB’s guidance, fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., “the exit price”).

In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The FASB’s guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company’s judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•

Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability is classified in its entirety based on the lowest level of input that is significant to the measurement of fair value.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The FASB’s guidance requires that the valuation techniques used are consistent with at least one of the three possible approaches: the market approach, income approach, and/or cost approach. The Company’s Level 2 valuations use the market approach and are based on significant other observable inputs such as quoted prices for financial instruments not traded on a daily basis.

The FASB’s guidance relating to the fair value option for financial assets and financial liabilities permits an instrument-by-instrument irrevocable election to account for selected financial instruments at fair value. The Company elected not to apply the fair value option to any eligible financial assets or financial liabilities.

The Company also elected not to apply the fair value option for non-financial assets and non-financial liabilities.

Derivative Instruments and Hedge Accounting

As part of the Company’s risk management strategy, it uses derivative financial instrument, primarily forward contracts to hedge against certain foreign currency exposures. The Company recognizes all derivatives as either assets or liabilities in the combined balance sheets at their fair value on a trade date basis. Short-term derivatives in a gain position are reported in “Prepaid expenses and other current assets” in the combined balance sheets and derivatives in a loss position are recorded in “Other current liabilities” in the combined balance sheets. The Company does not have long-term derivatives as of January 31, 2012 and 2011.

In order to qualify for hedge accounting, the Company formally documents at the inception of each hedging relationship the hedging instrument, the hedged item, the risk management objective and strategy for undertaking each hedging relationship, and the method used to assess hedge effectiveness, which includes the Company’s assessment of the creditworthiness of each party and their ability to comply with the contractual terms of the hedging derivative.

When derivative financial instruments qualify for cash flow hedge accounting, the Company records the effective portion of changes in fair value as part of other comprehensive income (loss) in the combined statements of equity. When the hedged item is recognized in the combined statements of operations, the related derivative gain or loss is reclassified from “Accumulated other comprehensive income (loss)” in the combined statements of equity to the combined statements of operations within the line item in which the hedged item is recorded. The cash flows from a derivative financial instrument qualifying for cash flow hedge accounting are classified in the combined statements of cash flows in the same category as the cash flows from the hedged item.

If a derivative financial instrument does not qualify for hedge accounting, the Company records the changes in fair value of derivative instruments in “Other (expense) income, net” in the combined statements of operations.

The Company does not purchase, hold or sell derivative financial instruments for trading and speculative purposes.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to credit risk, consist primarily of investments, derivatives and accounts receivable. From time to time, the Company invests excess cash in high credit-quality financial institutions and invests primarily in money market funds placed with major banks and financial institutions and corporate commercial paper. The Company believes no significant concentration of credit risk exists with respect to these investments.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

A significant portion of accounts receivable are with communication service providers. However, the concentration of credit risk is diversified due to the large number of commercial and government entities comprising the Company’s customer base and their dispersion across different industries and geographic regions. The Company manages credit risk on trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and limiting the extension of credit when deemed necessary.

For the fiscal year ended January 31, 2011, one customer represented approximately 15% of total revenue. No customer accounted for 10% or more of total revenue for the fiscal years ended January 31, 2012 and 2010. No customer accounted for more than 10% of combined accounts receivable as of January 31, 2012 or 2011. The Company believes that no significant customer credit risk exists.

Revenue Recognition

The Company reports its revenue in two categories: (i) product revenue, including hardware and software products; and (ii) service revenue, including revenue from professional services, training services and post-contract customer support (“PCS”). Professional services primarily include installation, customization and consulting services.

A majority of the Company’s revenue is accounted for in accordance with the FASB’s guidance relating to revenue recognition for software arrangements as the software component of most of the Company’s multiple element arrangements are more than incidental to the products being sold. However, multiple element arrangements entered into or materially modified on or after February 1, 2011 that include hardware which functions together with software to provide the essential functionality of the product are accounted under the FASB’s new guidance applicable to multiple element arrangements. In applying the FASB’s guidance, the Company exercises judgment and uses estimates in determining the revenue to be recognized in each accounting period.

For arrangements that do not require significant customization of the underlying software, the Company recognizes revenue when it has persuasive evidence of an arrangement, the product has been shipped and the services have been provided to the customer, the sales price is fixed or determinable, collectability is probable, and all other pertinent criteria are met as required by the FASB’s guidance.

In certain instances, payment terms extend beyond the Company’s customary practices. In these situations, if a customer does not have an adequate history of abiding by its contractual payment terms without concessions, the sales price is not considered fixed or determinable. As such, revenue recognition commences upon collection, provided all other revenue recognition criteria have been met.

Under certain contractual arrangements, the Company is required to pay a penalty or liquidated damages if delivery of the Company’s products and installation services are not completed by a certain date. In other arrangements, the Company has guaranteed product performance and warranty service response rates, which, if not met, can result in penalties. The Company accounts for such penalties or liquidated damages in accordance with the FASB’s guidance relating to contingencies.

Shipping and handling amounts billed to the Company’s customers are included in product revenue and the related shipping and handling costs are included in product costs.

The Company reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue producing transactions.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The following are the specific revenue recognition policies for each major category of revenue.

Multiple Element Arrangements

Revenue arrangements may incorporate one or more elements in a single transaction or combination of related transactions. In September 2009, the FASB issued revenue recognition guidance applicable to multiple element arrangements, which:

•

applies to multiple element revenue arrangements that contain both software and hardware elements, focusing on determining which revenue arrangements are within the scope of the software revenue guidance; and

•

addresses how to separate consideration related to each element in a multiple element arrangement, excluding software arrangements, and establishes a hierarchy for determining the selling price of an element. It also eliminates the residual method of allocation by requiring that arrangement consideration be allocated at the inception of the arrangement to all elements using the relative selling price method.

The Company adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after February 1, 2011.

Certain of the Company’s multiple element arrangements include hardware that functions together with software to provide the essential functionality of the product. Therefore, such arrangements entered into or materially modified on or after February 1, 2011 are no longer accounted for in accordance with the FASB’s software accounting guidance. Accordingly, the selling price used for each deliverable is based on vendor specific objective evidence (“VSOE”) of fair value, if available, third party evidence (“TPE”) of fair value if VSOE is not available, or the Company’s best estimate of selling price (“BESP”) if neither VSOE nor TPE is available. In determining the units of accounting for these arrangements, the Company evaluates whether each deliverable has stand-alone value as defined in the FASB’s guidance. Given that the hardware and software function together to provide the essential functionality of the product and each element is critical to the overall tangible product sold, neither the software nor the hardware have stand-alone value. Professional services performed prior to the product’s acceptance do not have stand-alone value and are therefore combined with the related hardware and software as one non-software deliverable. After determining the fair value for each deliverable, the arrangement consideration is allocated using the relative selling price method. Revenue is recognized accordingly for each deliverable once the respective revenue recognition criteria are met for that deliverable.

The Company has not yet established VSOE of fair value for any element other than PCS for a portion of its arrangements. Generally, the Company is not able to determine TPE because its offerings contain a significant level of differentiation such that the comparable pricing of substantially similar products or services cannot be obtained. When the Company is unable to establish fair value of its non-software deliverables using VSOE or TPE, it uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which it would transact a sale if the product or service were sold on a stand-alone basis, which requires significant judgment. The Company determines BESP for a product or service by considering multiple factors, including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies and customer classes. The Company exercises judgment and uses estimates in determining the revenue to be recognized in each accounting period.

The majority of multiple element arrangements contain at least two of the following elements: (1) tangible product (hardware, software, and professional services performed prior to the product’s acceptance), (2) post-contract support (PCS), (3) training, and (4) post acceptance services. The Company’s tangible products

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

are rarely sold separately. In addition, the Company’s tangible products are complex, and contain a high degree of customizations such that the Company is unable to demonstrate pricing within a pricing range to establish BESP as very few contracts are comparable. Therefore, the Company has concluded that cost plus a target gross profit margin provides the best estimate of the selling price.

PCS, training, and post acceptance services have various pricing practices based on several factors, including the geographical region of the customer, the size of the customer’s installed base, the volume of services being sold and the type or class of service being performed. As noted above, the Company has VSOE of PCS for a portion of its arrangements. For PCS, the Company uses its minimum substantive VSOE thresholds by region plus a reasonable margin as the basis to estimate BESP of PCS for transactions that do not meet the VSOE criteria. For training and post-acceptance services, the Company performs an annual study of stand-alone training and post-acceptance sales to arrive at BESP. While the study does not result in VSOE, it is useful in determining the Company’s BESP.

With the exception of arrangements that require significant customization of the product to meet the particular requirements of the customer, which are accounted for using the percentage-of-completion method, the initial revenue recognition for each non-software product deliverable is generally upon completion of the related professional services. The impact of implementing the guidance was significant for the fiscal year ended January 31, 2012. For the fiscal year ended January 31, 2012, an additional $48.9 million of revenue was recognized as a result of the adoption of the new guidance. Such additional revenue included $40.9 million of additional revenue recognized under the new guidance as compared to the revenue that would have been recognized under prior accounting guidance for the fiscal year ended January 31, 2012 resulting from material modifications of three existing contracts. Deferred revenue associated with those contracts that were modified during the fiscal year ended January 31, 2012, were $19.3 million and $8.2 million as of January 31, 2012 and 2011, respectively.

For all transactions entered into prior to February 1, 2011 that have not been subsequently materially modified, as well as multiple element arrangements without hardware, the Company allocates revenue to the delivered elements of the arrangement using the residual method, whereby revenue is allocated to the undelivered elements based on VSOE of fair value of the undelivered elements with the remaining arrangement fee allocated to the delivered elements and recognized as revenue assuming all other revenue recognition criteria are met. If the Company is unable to establish VSOE of fair value for the undelivered elements of the arrangement, revenue recognition is deferred for the entire arrangement until all elements of the arrangement are delivered. However, if the only undelivered element is PCS, the Company recognizes the arrangement fee ratably over the PCS period.

PCS revenue is derived primarily from providing technical software support services, unspecified software updates and upgrades to customers on a when and if available basis. PCS revenue is recognized ratably over the term of the PCS period. When PCS is included within a multiple element arrangement and the arrangement is within the scope of the software revenue guidance, the Company primarily utilizes the substantive renewal rate to establish VSOE of fair value for PCS.

The Company’s policy for establishing VSOE of fair value for professional services and training is based upon an analysis of separate sales of services, which are then compared with the fees charged when the same elements are included in a multiple element arrangement. The Company has not yet established VSOE of fair value for any element other than PCS.

When using the substantive renewal rate method, the Company may be unable to establish VSOE of fair value for PCS because the renewal rate is deemed to be non-substantive or there are no contractually-stated renewal rates. If the stated renewal rate is non-substantive, the entire arrangement fee is recognized ratably over

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

the estimated economic life of the product (five to eight years) beginning upon delivery of all elements other than PCS. The Company believes that the estimated economic life of the product is the best estimate of how long the customer will renew PCS. If there is no contractually stated renewal rate, the entire arrangement fee is recognized ratably over the relevant contractual PCS term beginning upon delivery of all elements other than PCS.

In certain multiple element arrangements, the Company is obligated to provide training services to customers related to the operation of the Company’s software products. These training services are either provided to the customer on a “defined” basis (limited to a specified number of days or training classes) or on an “as-requested” basis (unlimited training over a contractual period).

For multiple element arrangements containing as-requested training obligations that are within the scope of the software revenue guidance, the Company recognizes the total arrangement consideration ratably over the contractual period during which the Company is required to “stand ready” to perform such training, provided that all other criteria for revenue recognition have been met.

For multiple element arrangements containing defined training obligations, the training services are typically provided to the customer prior to the completion of the installation services. For arrangements that are within the scope of the software revenue guidance, because revenue recognition does not commence until the completion of installation, the defined training obligations do not impact the timing of recognition of revenue. In certain circumstances in which training is provided after the end of the installation period, the Company commences revenue recognition upon the completion of training, provided that all other criteria for revenue recognition have been met.

In its multiple element arrangements the Company may offer a discount on future purchases of products and services. A discount is considered an additional element of an arrangement if the discount is considered more than insignificant. A more-than-insignificant discount with respect to future purchases is a discount that is: (i) incremental to the range of discounts reflected in the pricing of the other elements of the arrangement, (ii) incremental to the range of discounts typically given in comparable transactions, and (iii) significant. Insignificant discounts and discounts that are not incremental do not affect revenue recognition. If the discount is considered more than insignificant, then a portion of the fee received is deferred and recognized as revenue as the future purchases are made by the customer or upon expiration of the period that the discount is available.

Some of the Company’s arrangements require significant customization of the product to meet the particular requirements of the customer. For these arrangements, revenue is typically recognized in accordance with the FASB’s guidance for long-term construction type contracts using the percentage-of-completion (“POC”) method.

The determination of whether services entail significant customization requires judgment and is primarily based on alterations to the features and functionality to the standard release, complex or unusual interfaces as well as the amount of hours necessary to complete the customization solution relative to the size of the contract. Revenue from these arrangements is recognized on the POC method based on the ratio of total hours incurred to date compared to estimated total hours to complete the contract.

Management is required to make judgments to estimate the total estimated costs and progress to completion. Changes to such estimates can impact the timing of the revenue recognition period to period. The Company uses historical experience, project plans, and an assessment of the risks and uncertainties inherent in the arrangement to establish these estimates. Uncertainties in these arrangements include implementation delays or performance issues that may or may not be within the Company’s control. If some level of profitability is assured, but the related revenue and costs cannot be reasonably estimated, then revenue is recognized to the extent of costs

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

incurred until such time that the project’s profitability can be estimated or the services have been completed. If VSOE of fair value of PCS does not exist, all revenue will be deferred until completion of the professional services and recognized ratably over the respective PCS period. If the Company determines that based on its estimates its costs exceed the sales price, the entire amount of the estimated loss is accrued in the period that such losses become known.

Revenue derived from sales to distributors, resellers, and value-added resellers are recognized when the resellers in turn sell the software product to their customers and installation of the software product has occurred, provided all other revenue recognition criteria are met. This is commonly referred to as the sell-through method. The contractual arrangements between the reseller and end user, or between the reseller and the Company, generally obligate the Company to provide services to the end user that are subject to end user acceptance. Further, payment terms are generally subject to the reseller’s receiving payment from the end user and the end user’s acceptance of the product. Therefore, the Company defers recognition until there is a “sell-through” by the reseller to an actual end user customer and acceptance by the end user.

In the combined statements of operations, the Company classifies revenue as product revenue or service revenue. For multiple element arrangements that include both product and service elements, management evaluates various available indicators of fair value and applies its judgment to reasonably classify the arrangement fee between product revenue and service revenue. The amount of multiple element arrangement fees classified as product and service revenue based on management estimates of fair value when VSOE of fair value for all elements of an arrangement does not exist could differ from amounts classified as product and service revenue if VSOE of fair value for all elements existed. The allocation of multiple element arrangement fees between product revenue and service revenue, when VSOE of fair value for all elements does not exist, is for combined financial statement presentation purposes only and does not affect the timing or amount of revenue recognized.

In determining the amount of a multiple element arrangement fee that should be classified between product revenue and service revenue, the Company first allocates the arrangement fee to product revenue and PCS (PCS is classified as service revenue) based on management’s estimate of fair value for those elements. The remainder of the arrangement fee, which is comprised of all other service elements, is allocated to service revenue. The estimate of fair value of the product element is based primarily on management’s evaluation of direct costs and reasonable profit margins on those products. This was determined to be the most appropriate methodology as the Company has historically been product-oriented with respect to pricing policies which facilitates the evaluation of product costs and related margins in arriving at a reasonable estimate of the product element fair value. Management’s estimate of reasonable profit margins requires significant judgment and consideration of various factors, such as the impact of the economic environment on margins, the complexity of projects, the stability of product profit margins and the nature of products. The estimate of fair value for PCS is based on management’s evaluation of the weighted-average of PCS rates for arrangements for which VSOE of fair value of PCS exists.

Post-Contract Customer Support Renewals

The Company’s multiple element arrangements typically provide for renewal of PCS terms upon expiration of the original term. The amounts of these PCS renewals are recognized as revenue ratably over the specified PCS renewal period.

Professional Services Only Arrangements

Based on the type and nature of its professional-services-only arrangements, the Company recognizes revenue using either the proportional performance method, completed performance method or on a time and materials basis. For fixed-fee arrangements recognized based on the proportional performance method, the

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Company typically measures progress to completion based on the ratio of hours incurred to total estimated project hours, an input method. For fixed-fee arrangements recognized based on the completed performance method, the Company recognizes revenue once the services are completed and there are no other obligations of the Company. The Company recognizes revenue for time and materials arrangements as the services are performed based on contractually stipulated billing rates.

Product and Service Costs

The Company’s product and service cost of revenue primarily consists of hardware and software material costs and compensation and related expenses for personnel involved in the customization of the Company’s products for customer delivery, contractor costs, maintenance and professional services, such as installation costs and training, royalties and license fees, depreciation of equipment used in operations, amortization of capitalized software costs and certain purchased intangible assets and related overhead costs.

When revenue is recognized over multiple periods in accordance with the Company’s revenue recognition policies, the material cost, including hardware and third party software license fees are deferred and amortized over the same period that product revenue is recognized. These costs are recognized as “Deferred cost of revenue” on the combined balance sheets. However, the Company has made an accounting policy election whereby the cost for installation and other service costs are expensed as incurred, except for arrangements recognized in accordance with the FASB’s guidance for long-term construction type contracts.

For certain contracts where revenue is recognized in accordance with the FASB’s guidance for long-term construction type contracts, revisions in estimates of costs are reflected in the accounting period in which the facts that require the revision become known. These costs include all direct material and labor costs and overhead related to contract performance.

Research and Development, Net

Research and development expense primarily consists of personnel-related costs involved in product development. Research and development expense also includes third party development and programming costs and the amortization of purchased software code and services content used in research and development activities. Research and development costs are expensed as incurred.

The Company receives non-refundable grants that fund a portion of research and development expenditures. These grants are recorded as a reduction to “Research and development, net” in the combined statements of operations.

Software Costs

Costs of software developed for internal use are capitalized in accordance with the FASB’s guidance during the application development stage and are then amortized over the estimated useful life of the software, which to date has been four years or less once the software is ready for its intended use. These costs are included in “Property and equipment, net” in the combined balance sheets.

Costs of software developed for sale to customers are capitalized in accordance with the FASB’s guidance relating to costs of computer software to be sold, leased, or otherwise marketed to customers. Software costs incurred are capitalized subsequent to establishing technological feasibility and continue through general release of the software products. These capitalized costs are included in “Other assets” in the combined balance sheets. Amortization of capitalized costs begins in the period in which the related product is available for general release to customers and is recorded on a straight-line basis over the estimated economic life of the related software

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

products, which approximates the pattern in which the economic benefits are expected to be realized. The economic life of the related software products is generally seven years or less. The Company did not have unamortized software development cost as of January 31, 2012 and 2011.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits, stock-based compensation, and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions and other programs. In addition, the Company, records customer acquisition and origination costs, including sales commissions as incurred, with the exception of certain sales referral fees that are capitalized and amortized ratably over the revenue recognition period. Advertising costs are expensed as incurred.

Stock-Based Compensation

Certain employees of the Company have historically participated in various plans of CTI that provided options to acquire shares of CTI and deferred stock awards. The Company’s combined statements of operations include expenses related to the Company’s employee participation in CTI plans.

Stock-based compensation expense is measured at the grant date based on the fair value of the award derived using the Black-Scholes option-pricing model and the cost is recognized as expense ratably over the award’s vesting period. The Black-Scholes model requires making certain assumptions used within the model, the most significant of which are the CTI stock price volatility assumption over the term of the awards and the expected life of the option award based on the actual and projected employee stock option behaviors. Other assumptions include the risk-free rate of return and CTI’s dividends during the expected term.

CTI estimates expected forfeitures of stock-based awards at the grant date and recognize compensation cost only for those awards expected to vest. Forfeiture rates are estimated based on historical experience. The forfeiture assumption is adjusted to the actual forfeitures that occur. Therefore, changes in the forfeiture assumptions may impact the amount and timing of the total amount of expense recognized over the vesting period. Estimated forfeitures are reassessed in subsequent periods and may change based on new facts and circumstances.

The fair value of equity instruments issued to a nonemployee is measured by using the stock price and other measurement assumptions as of the date earlier of either: (i) a commitment for performance by the nonemployee has been reached; or (ii) the counterparty’s performance is complete. Expenses related to nonemployee awards are generally recognized in the same period and in the same manner as the Company incurs the related liability for goods and services received.

APIC Pool

The long form method is used to determine the Company’s pool of excess tax benefits available within CTI’s additional paid-in capital. Excess tax benefits resulting from stock option exercises are recognized as additions to CTI’s APIC in the period the benefit is realized. In the event of a shortfall (that is, the tax benefit realized is less than the amount previously recognized through periodic stock-based compensation expense recognition and related deferred tax accounting), the shortfall is charged against APIC to the extent of previous excess benefits, if any, including the hypothetical APIC pool, and then to tax expense.

Income Taxes

Income taxes are provided using the asset and liability method, such that income taxes (i.e., deferred tax assets, deferred tax liabilities, taxes currently payable/refunds receivable and tax expense/benefit) are recorded

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

based on amounts refundable or payable in the current year and include the results of any difference between U.S. GAAP and tax reporting. Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. Valuation allowances are established when management determines that it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The subsequent realization of net operating loss and general business credit carryforwards acquired in acquisitions accounted for using the acquisition method of accounting is recognized in the combined statement of operations.

The Company is included in the CTI consolidated federal and certain combined state income tax returns. As such, the Company is not a separate taxable entity for U.S. federal and certain state income tax purposes. In addition, the Company does not have a written tax sharing agreement with CTI. The Company’s provisions for income taxes and related balance sheet accounts are presented as if the Company were a separate taxpayer (“separate return method”). This method of allocating the CTI consolidated current and deferred income taxes is systematic, rational and consistent with the asset and liability method. The separate return method represents a hypothetical computation assuming that the reported revenue and expenses of the Company were incurred by a separate taxable entity. Accordingly, the reported provision for income taxes and the related balance sheet accounts (including but not limited to the NOL deferred tax assets) will not equal the amounts that are allocable to the Company under the applicable consolidated federal and state tax laws. Further, as the Company does not have a tax-sharing agreement with CTI in place, the expected payable or receivable is treated as a dividend or capital contribution to the parent.

From time to time, the Company has business transactions in which the tax consequences are uncertain. Significant judgment is required in assessing and estimating the tax consequences of these transactions. The Company prepares and files tax returns based on its interpretation of tax laws. In the normal course of business, the Company’s tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax, interest and penalty assessments. In determining the Company’s tax provision for financial reporting purposes, the Company establishes a liability for uncertain tax positions unless such positions are determined to be more-likely-than-not of being sustained upon examination, based on their technical merits. That is, for financial reporting purposes, the Company only recognizes tax benefits that it believes are more-likely-than-not of being sustained and then recognizes the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. There is considerable judgment involved in determining whether positions taken on the tax return are more-likely-than-not of being sustained and determining the likelihood of various potential settlement outcomes.

The Company adjusts its estimated liability for uncertain tax positions periodically because of new information discovered as a function of ongoing examinations by, and settlements with, the various taxing authorities, as well as changes in tax laws, regulations and interpretations. The combined tax provision of any given year includes adjustments to prior year income tax accruals that are considered appropriate as well as any related estimated interest. The Company’s policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense (see Note 20, Income Taxes).

As part of the Company’s accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Impairment charges associated with goodwill are generally not tax deductible and will result in an increased effective income tax rate in the quarter any impairment is recorded. Amortization expenses associated with acquired intangible assets are generally not tax deductible pursuant to the Company’s existing tax structure; however, deferred taxes have been recorded for non-deductible amortization expenses as a part of the purchase price allocation process. The Company has taken into account the allocation of these

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

identified intangibles among different taxing jurisdictions, including those with nominal or zero percent tax rates, in establishing the related deferred tax liabilities. Under the FASB’s guidance, the income tax benefit from future releases of the acquisition date valuation allowances or income tax contingencies, if any, are reflected in the income tax provision in the combined statements of operations, rather than as an adjustment to the purchase price allocation.

Contingencies

Contingencies by their nature relate to uncertainties that require management to exercise judgment both in assessing the likelihood that a liability has been incurred as well as in estimating the amount of potential loss, if any. The Company accrues for costs relating to litigation, claims and other contingent matters when such liabilities become probable and reasonably estimable.

Cash Position

The Company incurred substantial losses and had negative cash flows during the three fiscal years ended January 31, 2012.

The Company forecasts that available cash and cash equivalents will be sufficient to meet its liquidity needs, including capital expenditures, for at least the next 12 months. The Company’s forecast is based upon a number of assumptions, which the Company believes are reasonable. However, should one or more of the assumptions prove incorrect, or should one or more of the risks or uncertainties attendant to the Company and its business materialize, the Company’s business and operations could be materially adversely affected and, in such event, the Company may need to seek new borrowings, asset sales or the issuance of equity or debt securities. Management believes that sources of liquidity could be identified.

2. RECENT	ACCOUNTING PRONOUNCEMENTS

Standards Implemented

Revenue Recognition

In September 2009, the FASB issued revenue recognition guidance applicable to multiple element arrangements. The Company adopted this guidance on a prospective basis for revenue arrangements entered into, or materially modified, on or after February 1, 2011 (see Note 1, Organization, Business and Summary of Significant Accounting Policies—Revenue Recognition).

Goodwill Impairment

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether a reporting unit’s fair value is more likely than not less than its carrying value, including goodwill. In performing its qualitative assessment, an entity considers the extent to which adverse events or circumstances (or factors) identified, such as changes in economic conditions, industry and market conditions or entity specific events, could affect the comparison of the reporting unit’s fair value with its carrying amount. If an entity concludes that the fair value of a reporting unit is more likely than not less than its carrying amount, the entity is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and, accordingly, measure the amount, if any, of goodwill impairment loss to be recognized for that reporting unit. The guidance is effective for the Company for interim and annual periods commencing February 1, 2012.

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

In the fourth quarter of the fiscal year ended January 31, 2012, in conjunction with management’s annual testing of goodwill, the Company early adopted the new accounting guidance.

Under the qualitative assessment, various factors that would affect the estimated fair value of a reporting unit are identified. These factors are then classified by the type of impact they would have on the estimated fair value using positive, neutral, and adverse categories based on current business conditions. Additionally, an assessment of the level of impact that a particular factor would have on the estimated fair value is determined using high, medium, and low weighting.

During the annual testing of goodwill for the fiscal year ended January 31, 2012, CTI’s management performed the qualitative assessment for its Starhome reporting unit. The qualitative assessment included the review of changes of the following: recent financial performance, financial forecasts, discount rates, carrying amount, market values of comparable companies, industry conditions, and general economic conditions. Furthermore, CTI’s management considered the results of the most recent two-step quantitative impairment test completed for a reporting unit (in this instance, the Starhome reporting unit, as of November 1, 2010). Management concluded that it was not more likely than not that the estimated fair value of the Starhome reporting unit’s equity was less than its carrying value. As such, no further analysis of the Starhome reporting unit was required.

Other Standards Implemented

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in an active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a gross presentation of activity within the Level 3 (significant unobservable inputs) roll forward, presenting information on purchases, sales, issuance, and settlements separately. The guidance was effective for the Company for interim and annual periods that commenced February 1, 2010, except for the gross presentation of the Level 3 roll forward, which became effective for the Company for interim and annual periods that commenced February 1, 2011. The adoption of this guidance did not have a material impact on the combined financial statements.

In December 2010, the FASB issued updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. This new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010 and should be applied prospectively as of the date of adoption, although early adoption is permitted. The Company adopted this new guidance effective February 1, 2011. The adoption of this guidance did not have a material impact on the combined financial statements.

In December 2010, the FASB issued guidance on when to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. Upon adoption, if the carrying amount of the reporting unit is zero or negative, the reporting entity must perform step two of the goodwill impairment test if it is more likely than not that goodwill is impaired as of the date of adoption. In determining if it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating an impairment may exist. Goodwill impairment recognized upon adoption of the guidance should be presented as a cumulative-effect adjustment to opening retained earnings as of the adoption date reflecting a

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

change in accounting principle. This guidance was effective for the Company for interim and annual periods that commenced on February 1, 2011. Because the carrying value of the reporting unit (which included all the Company’s operations other than Netcentrex) was negative as of February 1, 2011 and the existence of adverse qualitative factors indicated potential impairment, step two of the goodwill impairment test was performed as of such date and did not result in an impairment. The adoption of this guidance did not have a material impact on the combined financial statements for the fiscal year ended January 31, 2012.

In June 2011, the FASB issued accounting guidance, which revises the manner in which entities present comprehensive income in their financial statements. The new guidance eliminates the option to present components of other comprehensive income as part of the combined statements of equity. Under the new guidance, entities are required to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. In December 2011, the FASB amended and updated the guidance issued in June 2011 to defer certain presentation requirements. The amended and updated guidance was effective for the Company for interim and annual periods commencing February 1, 2012 with early adoption permitted. The Company adopted the guidance and applied it retrospectively to all periods presented. Other than the change in presentation, adoption of this guidance did not impact the Company’s combined financial statements.

Standards to be Implemented

In May 2011, the FASB issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. The guidance was effective for the Company for the interim period ended April 30, 2012. The Company believes that application of this guidance will not have a material impact on its combined financial statements.

In July 2012, the FASB issued new accounting guidance on indefinite-lived intangible assets. The new guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. The guidance is effective for the Company for annual and, if any, interim impairment tests in the fiscal year ending January 31, 2014, with early adoption permitted. The Company believes that the adoption of this guidance will not have a material impact on its combined financial statements.

3.	EXPENSE ALLOCATIONS

CTI provides a variety of services to the Company. CTI directly assigned, where possible, certain general and administrative costs to the Company based on actual use of those services. Where direct assignment of costs is not possible, or practical, CTI uses other indirect methods, to estimate the allocation of costs. Allocated costs include general support services such as information technology, legal services, human resource services, general accounting and finance, and executive support. Substantially all of these allocations are reflected in “Selling, general, and administrative” expenses in the Company’s combined statements of operations.

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NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Employee compensation and overhead expenses were allocated utilizing a time study of CTI employees’ percentage of time spent on Company-related matters. External vendor expenses were allocated based on information provided by the vendor or an internal analysis of benefits derived by the Company from the services incurred by CTI.

The Company considered these expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as an independent company. Actual costs which may have been incurred if the Company had been an independent company for the fiscal years ended January 31, 2012, 2011 and 2010 would depend on a number of factors, including how the Company chose to organize itself, what, if any, functions were outsourced or performed by the Company’s employees.

The following table presents the expense allocations from CTI reflected in the Company’s combined statements of operations:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Employee compensation expenses	$6,665	$8,845	$5,060
Overhead expenses	2,988	3,346	2,341
External vendor expenses	5,812	70,704	107,853

Total	$15,465	$82,895	$115,254

Net Investment of CTI

CTI primarily uses a centralized approach for cash management and for financing of its operations with all related activity between the Company and CTI, reflected as equity transactions in “Net investment of CTI” in the combined statements of equity. Intercompany transactions between the Company and CTI primarily include: (i) borrowings from CTI used to fund operations and capital expenditures, as well as repayment thereof and (ii) allocations of CTI’s corporate expenses identified above.

Certain loan arrangements between CTI and the Company not included in “Net investment of CTI” are disclosed in Note 11, Debt, Note 23, Related Party Transactions and Note 25, Subsequent Events.

4.	INVENTORIES

Inventories as of January 31, 2012 and 2011 consist of:

	January 31,
	2012	2011
	(In thousands)
Raw materials	$18,835	$22,662
Work in process	8,290	24,047
Finished goods	150	408

	$27,275	$47,117

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net as of January 31, 2012 and 2011 consist of:

	January 31,
	2012	2011
	(In thousands)
Fixtures and equipment	$171,579	$243,310
Software	14,853	18,707
Leasehold improvements	14,980	17,884

	201,412	279,901
Less: accumulated depreciation and amortization	(156,725)	(239,262)

Total	$44,687	$40,639

Depreciation and amortization expense of property and equipment was $16.9 million, $20.2 million, and $28.7 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. The Company also wrote off and disposed of property and equipment, net of $2.3 million, $0.9 million and $5.8 million during the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

On September 16, 2010, Comverse Ltd., an Israeli company and a wholly-owned subsidiary of the Company, entered into an agreement for the sale of land in Ra’anana, Israel to a third party for approximately $28.5 million. Approximately $27.1 million of such proceeds were received in the fiscal year ended January 31, 2011. The balance, originally held in escrow to cover, to the extent necessary, any applicable taxes and levies, was received during the fiscal year ended January 31, 2012. The Company recorded a net gain of $2.4 million on the sale of this land in the fiscal year ended January 31, 2011.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

6.	GOODWILL

The changes in the carrying amount of goodwill in the Company’s reportable segments for the fiscal years ended January 31, 2012, 2011 and 2010 are as follows:

	Comverse BSS	Comverse VAS	Comverse Other(1)	Total
	(In thousands)
For the Year Ended January 31, 2010
Goodwill, gross, at January 31, 2009	$83,522	$65,625	$162,023	$311,170
Accumulated impairment losses at January 31, 2009	—	—	(156,455)	(156,455)

Goodwill, net, at January 31, 2009	83,522	65,625	5,568	154,715
Effect of changes in foreign currencies and other	525	412	35	972

Goodwill, net, at January 31, 2010	$84,047	$66,037	$5,603	$155,687

For the Year Ended January 31, 2011
Goodwill, gross, at January 31, 2010	$84,047	$66,037	$162,058	$312,142
Accumulated impairment losses at January 31, 2010	—	—	(156,455)	(156,455)

Goodwill, net, at January 31, 2010	84,047	66,037	5,603	155,687
Effect of changes in foreign currencies and other	3	3	1	7

Goodwill, net, at January 31, 2011	$84,050	$66,040	$5,604	$155,694

For the Year Ended January 31, 2012
Goodwill, gross, at January 31, 2011	$84,050	$66,040	$162,059	$312,149
Accumulated impairment losses at January 31, 2011	—	—	(156,455)	(156,455)

Goodwill, net, at January 31, 2011	84,050	66,040	5,604	155,694
Effect of changes in foreign currencies and other	(95)	(74)	(8)	(177)

Goodwill, net, at January 31, 2012	$83,955	$65,966	$5,596	$155,517

Balance at January 31, 2012
Goodwill, gross, at January 31, 2012	$83,955	$65,966	$162,051	$311,972
Accumulated impairment losses at January 31, 2012	—	—	(156,455)	(156,455)

Goodwill, net, at January 31, 2012	$83,955	$65,966	$5,596	$155,517

(1)	The amount of goodwill in “Comverse Other” is attributable to Comverse MI and Netcentrex. The goodwill associated with Netcentrex was fully impaired during the fiscal year ended January 31, 2009 and prior fiscal years.

The Company tests goodwill for impairment annually as of November 1 or more frequently if events or circumstances indicate the potential for an impairment exists. The Company performed its goodwill impairment tests for each of its reporting units as of November 1, 2011, 2010 and 2009.

During the fiscal year ended January 31, 2012, the Company identified circumstances that required goodwill to be tested three times for impairment. Because the fair value of a reporting unit that included all of the Company’s operations other than Netcentrex was negative as of February 1, 2011 and the existence of adverse qualitative factors indicated potential impairment, step two of the goodwill impairment test was performed as of such date. The Company determined that the reporting unit’s fair value exceeded its carrying value, and such goodwill impairment test did not result in an impairment charge for the three months ended April 30, 2011. Due to a change in CTI’s reportable segments that occurred during the fiscal year ended January 31, 2012, the Company performed an interim goodwill impairment test as of October 31, 2011. Such goodwill impairment test did not result in an impairment

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

charge during the three months ended October 31, 2011. The Company also identified circumstances that required the goodwill to be tested for impairment after the November 1, 2011 annual impairment testing date. As a result, the Company performed an impairment test of its goodwill as of January 31, 2012 and determined that the fair value exceeded the carrying value and goodwill was not impaired as of that date.

7.	INTANGIBLE ASSETS, NET

Intangible assets, net as of January 31, 2012 and 2011 are as follows:

		January 31,
	Useful Life	2012	2011
		(In thousands)
Gross carrying amount:
Acquired technology	5 to 7 years	$98,002	$98,002
Customer relationships	6 to 10 years	35,784	35,889
Trade names	3 to 10 years	3,400	3,400

Total intangible assets		137,186	137,291
Accumulated amortization:
Acquired technology		86,977	73,161
Customer relationships		24,775	21,341
Trade names		3,400	3,400

		115,152	97,902

Total		$22,034	$39,389

Acquired intangible assets, net relate to Comverse BSS segment as of January 31, 2012 and 2011.

Amortization of intangible assets was $17.3 million, $18.5 million, and $22.0 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively. In connection with its testing of goodwill for impairment, the Company also tested long-lived assets, including finite-lived intangible assets. The Company did not record an impairment charge related to finite-lived intangible assets for the fiscal years ended January 31, 2012 and 2011. The Company recorded non-cash, pre-tax impairment charges to finite-lived intangible assets of the Netcentrex reporting unit of $3.4 million for the fiscal year ended January 31, 2010, representing the remainder of the Netcentrex reporting unit’s intangible assets.

Estimated future amortization expense on finite-lived acquisition-related assets for each of the four succeeding fiscal years is as follows:

Fiscal Years Ending January 31,	(In thousands)
2013	$14,033
2014	2,792
2015	2,792
2016	2,417

$22,034

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

8.	OTHER ASSETS

Other assets as of January 31, 2012 and 2011 consist of:

	January 31,
	2012	2011
	(In thousands)
Severance pay fund(1)	$35,510	$44,674
Deposits	1,545	6,536
Long-term tax receivable	18,338	18,209
Long-term restricted cash	9,753	8,406
Other	446	1,113

	$65,592	$78,938

(1)	Represents deposits into insurance policies to fund severance liability (see Note 15, Other Long-Term Liabilities).

9.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of January 31, 2012 and 2011 consist of:

	January 31,
	2012	2011
	(In thousands)
Accrued compensation and benefits	$60,374	$70,787
Accounts payable	42,641	52,447
Accrued legal, audit and professional fees	4,530	10,953
Accrued taxes—other than income taxes	34,500	41,950
Accrued commissions	16,370	22,009
Accrued outside services—contractors	11,485	13,278
Accrued workforce reduction and restructuring	3,672	5,813
Accrued travel and entertainment	3,862	2,860
Other accrued expenses(1)	10,339	5,492

	$187,773	$225,589

(1)	Includes liabilities related to the Company’s 401(k) Plans.

The Company maintains a 401(k) plan for its full-time employees. These plans allow eligible employees to elect to contribute up to 60% of their annual compensation, subject to the prescribed maximum amount. The Company matches employee contributions at a rate of 50%, limited to a maximum annual matched contribution of $2,000 per employee. Employee contributions are always fully vested. The Company’s matching contributions for each year vest on the last day of the calendar year providing the employee remains employed with the Company on that day. The Company’s matching contributions to the 401(k) plan amounted to $0.9 million, $1.0 million, and $1.2 million for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

10.	RESTRUCTURING

The Company reviews its business, manages costs and aligns resources with market demand and in conjunction with various acquisitions. As a result, the Company has taken several actions to improve its cash position, reduce fixed costs, eliminate redundancies, strengthen operational focus and better position itself to respond to market pressures or unfavorable economic conditions.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

First Quarter 2010 Restructuring Initiative

During the first quarter of the fiscal year ended January 31, 2011, the Company’s management approved a restructuring plan to eliminate staff positions and close certain facilities in order to streamline the Company’s activities. The aggregate cost of the plan of $7.0 million was recorded during the fiscal year ended January 31, 2011. Severance-related and facilities-related costs of $6.0 million and $0.9 million, respectively, were paid during the fiscal year ended January 31, 2011. The remaining costs of $0.1 million were paid during the fiscal year ended January 31, 2012.

Third Quarter 2010 Restructuring Initiatives and Business Transformation

During the second half of the fiscal year ended January 31, 2011, the Company commenced certain initiatives to improve its cash position, including a plan to restructure its operations with a view towards aligning operating costs and expenses with anticipated revenue. The Company implemented the first phase of such plan commencing in the third quarter of the fiscal year ended January 31, 2011, reducing its annualized operating costs. During the fiscal year ended January 31, 2012, the Company implemented a second phase of measures (the “Phase II Business Transformation”) that focuses on process reengineering to maximize business performance, productivity, and operational efficiency. As part of the Phase II Business Transformation, the Company restructured its operations into new business units that are designed to improve operational efficiency and business performance. One of the primary purposes of the Phase II Business Transformation is to solidify the Company’s leadership in BSS and leverage the growth in mobile data usage, while maintaining its leading market position in VAS and implementing further cost savings through operational efficiencies and strategic focus. In relation to these restructuring plans, the Company recorded severance-related costs of $12.6 million and $11.6 million for the fiscal years ended January 31, 2012 and 2011, respectively, and facilities-related costs of $0.2 million for each such fiscal year. During the fiscal years ended January 31, 2012 and 2011, the Company paid severance-related costs of $12.4 million and $9.1 million, respectively, and facilities-related costs of $0.3 million and $0.1 million, respectively. The remaining costs of $2.5 million are expected to be paid by January 31, 2013.

Netcentrex 2010 Initiative

During the fiscal year ended January 31, 2011, management, as part of initiatives to improve focus on the Company’s core business and to maintain its ability to face intense competitive pressures in its markets, approved the first phase of a restructuring plan to eliminate staff positions primarily located in France. During the fiscal year ended January 31, 2012, the Company began the second phase of its Netcentrex restructuring plan. In relation to these initiatives, the Company recorded severance-related costs of $7.6 million and $10.9 million for the fiscal years ended January 31, 2012 and 2011, respectively, and facilities-related costs of $0.1 million in the fiscal year ended January 31, 2012. During the fiscal years ended January 31, 2012 and 2011, the Company paid severance-related costs of $9.3 million and $8.0 million, respectively. The remaining costs of $1.2 million relating to the Netcentrex second phase are expected to be substantially paid by January 31, 2013. Although Netcentrex is not focusing its efforts on increasing its customer base, as part of its commitment to its customers, Netcentrex is providing, and is expected to continue to provide, maintenance, support and certain other services to address the ongoing needs of its existing customer base.

Pre 2010 Initiatives

During prior fiscal years, management implemented a number of restructuring programs. These programs had various objectives, including changes to organizational structure and product offerings, to better align its cost structure with the business environment and to improve the efficiency of its operations through reductions in

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

workforce, restructuring of operations, abandoning and closing certain facilities, innovations to enhance the quality of its product offerings to better meet its customers’ needs and improve delivery and service capabilities. The remaining costs related to these initiatives were paid during the fiscal year ended January 31, 2012.

The following table represents a roll forward of the workforce reduction and restructuring activities noted above:

	Third Quarter 2010 Initiative(1)		Netcentrex 2010 Initiative		First Quarter 2010 Initiative		Pre 2010 initiatives
	Severance Related	Facilities Related	Severance Related	Facilities Related	Severance Related	Facilities Related	Severance Related	Facilities Related	Total
	(In thousands)
January 31, 2009	$—	$—	$—	$—	$—	$—	$1,746	$8,670	$10,416
Charges	—	—	—	—	—	—	13,019	2,558	15,577
Change in assumptions	—	—	—	—	—	—	(32)	(273)	(305)
Paid or utilized	—	—	—	—	—	—	(14,034)	(6,468)	(20,502)

January 31, 2010	$—	$—	$—	$—	$—	$—	$699	$4,487	$5,186

Charges	11,600	191	10,885	—	6,035	1,007	18	314	30,050
Change in assumptions	—	—	—	—	—	—	(120)	4	(116)
Paid or utilized	(9,138)	(105)	(7,975)	—	(6,029)	(913)	(370)	(4,776)	(29,306)

January 31, 2011	$2,462	$86	$2,910	$—	$6	$94	$227	$29	$5,814

Charges	12,611	211	7,621	52	16	13	274	82	20,880
Change in assumptions	(140)	—	(12)	—	(3)	—	1	2	(152)
Translation adjustments	—	—	(7)	—	—	—	—	—	(7)
Paid or utilized	(12,447)	(289)	(9,334)	(52)	(19)	(107)	(502)	(113)	(22,863)

January 31, 2012	$2,486	$8	$1,178	$—	$—	$—	$—	$—	$3,672

(1)	Includes charges attributable to the Phase II Business Transformation.

11.	DEBT

Debt incurred by the Company was primarily extended by CTI.

Comverse Ltd. Lines of Credit

As of January 31, 2011, Comverse Ltd., the Company’s wholly-owned Israeli subsidiary, had a $10.0 million line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings. The line of credit bears no interest and is subject to renewal on an annual basis. Comverse Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. In June 2011, the line of credit increased to $20.0 million with a corresponding increase in the cash balances that Comverse Ltd. is required to maintain with the bank to $20.0 million. As of January 31, 2012 and 2011, Comverse Ltd. had utilized $17.8 million and $4.0 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

As of January 31, 2011, Comverse Ltd. had an additional line of credit with a bank for $15.0 million, to be used for borrowings, various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. The line of credit bears no interest other than on

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

borrowings thereunder and is subject to renewal on an annual basis. Borrowings under the line of credit bear interest at an annual rate of London Interbank Offered Rate (“LIBOR”) plus a variable margin determined based on the bank’s underlying cost of capital. Comverse Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts borrowed or utilized under the line of credit. As of January 31, 2011, Comverse Ltd. had outstanding borrowings of $6.0 million under the line of credit which was repaid in full during the first quarter of the fiscal year ended January 31, 2012. In December 2011, the line of credit decreased to $8.0 million with a corresponding decrease in the cash balances that Comverse Ltd. is required to maintain with the bank to $8.0 million. As of January 31, 2012 and 2011, Comverse Ltd. had utilized $3.3 million and $7.3 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Comverse Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks were classified as “Restricted cash and bank time deposits” and long-term restricted cash included in “Other Assets” within the combined balance sheets as of January 31, 2012 and 2011.

Note Payable to CTI

On January 11, 2011, the Company entered into a promissory note to borrow up to $10.0 million from CTI, with the note scheduled to mature on January 11, 2016. Borrowings may be repaid by the Company without penalty. The contractual interest rate applicable to borrowings under this promissory note is LIBOR plus 4.0%. The interest expense for the fiscal year ended January 31, 2012 was negligible and the amount owed to CTI as of January 31, 2012, including accrued interest, was approximately $8.5 million.

Loan Agreement with CTI

On May 9, 2012, the Company entered into a revolving loan agreement (the “Loan Agreement”) with CTI, pursuant to which CTI extended the Company a $25.0 million revolving credit facility. Borrowings under the Loan Agreement are to be used to fund the Company’s operating expenses and working capital needs. (see Note 25, Subsequent Events).

12.	DERIVATIVES AND FINANCIAL INSTRUMENTS

The Company entered into derivative arrangements to manage a variety of risk exposures during the fiscal years ended January 31, 2012, 2011 and 2010, including foreign currency risk related to forecasted foreign currency denominated payroll costs. The Company assessed the counterparty credit risk for each party related to its derivative financial instruments for the periods presented.

Forward Contracts

During the fiscal years ended January 31, 2012, 2011 and 2010, the Company entered into a series of short-term foreign currency forward contracts to limit the variability in exchange rates between the U.S. dollar (the “USD”) and the new Israeli shekels (“NIS”) to hedge probable cash flow exposure from expected future payroll expense. The transactions qualified for cash flow hedge accounting under the FASB’s guidance and there was no hedge ineffectiveness. Accordingly, the Company recorded all changes in fair value of the forward contracts as part of other comprehensive income (loss) in the combined statements of comprehensive loss. Such amounts are reclassified to the combined statements of operations when the effects of the item being hedged are recognized in the combined statements of operations. The derivatives outstanding as of January 31, 2012 are short-term in nature and are due to contractually settle within the next twelve months.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The following tables summarize the Company’s derivative positions and their respective fair value as of January 31, 2012 and 2011:

	January 31, 2012
Type of Derivative	Notional Amount	Balance Sheet Classification	Fair Value
	(In thousands)
Assets
Derivatives designated as hedging instruments
Short-term foreign currency forward	$36,600	Prepaid expenses and other current assets	$236

Total assets			$236

	January 31, 2011
Type of Derivative	Notional Amount	Balance Sheet Classification	Fair Value
	(In thousands)
Assets
Derivatives designated as hedging instruments
Short-term foreign currency forward	$16,404	Prepaid expenses and other current assets	$829

Total assets			$829

The following tables summarize the Company’s classification of gains and losses on derivative instruments for the fiscal years ended January 31, 2012, 2011 and 2010:

	Fiscal Year Ended January 31, 2012
	Gain (Loss)
Type of Derivative	Recognized In Other Comprehensive Income	Reclassified from Accumulated Other Comprehensive Income Into Statement of Operations(1)	Recognized In Other (Expense) Income, Net
	(In thousands)
Derivatives designated as hedging instruments
Foreign currency forward	$1,741	$2,334	$—

Total	$1,741	$2,334	$—

	Fiscal Year Ended January 31, 2011
	Gain (Loss)
Type of Derivative	Recognized In Other Comprehensive Income	Reclassified from Accumulated Other Comprehensive Income Into Statement of Operations(1)	Recognized In Other (Expense) Income, Net
	(In thousands)
Derivatives designated as hedging instruments
Foreign currency forward	$1,770	$1,665	$—

Total	$1,770	$1,665	$—

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

	Fiscal Year Ended January 31, 2010
	Gain (Loss)
Type of Derivative	Recognized In Other Comprehensive Income	Reclassified from Accumulated Other Comprehensive Income Into Statement of Operations(1)	Recognized In Other (Expense) Income, Net
	(In thousands)
Derivatives designated as hedging instruments
Foreign currency forward	$6,423	$2,613	$—

Total	$6,423	$2,613	$—

(1)	Amounts reclassified from accumulated other comprehensive loss into the statement of operations are classified as operating expenses.

The components of other comprehensive income (loss) (“OCI”) related to cash flow hedges are as follows:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Accumulated OCI related to cash flow hedges, beginning of year	$853	$724	$(3,086)
Unrealized gains on cash flow hedges	1,758	1,897	6,423
Reclassification adjustment for gains included in net loss	(2,388)	(1,752)	(2,613)

Changes in accumulated OCI on cash flow hedges, net of tax(1)	(630)	145	3,810

Other comprehensive income (loss) attributable to noncontrolling interest	11	(16)	—

Accumulated OCI related to cash flow hedges, end of year	$234	$853	$724

(1)	There was no tax impact on OCI related to cash flow hedges for the fiscal years ended January 31, 2012, 2011 and 2010.

13.	FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of financial instruments is estimated by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Commercial paper. The Company uses quoted prices for similar assets and liabilities.

Derivative assets. The fair value of derivative instruments is based on quotes or data received from counterparties and third party financial institutions. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts considering the terms and maturities of the contracts and markets rates for similar contracts using readily observable market prices thereof.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The following tables present financial instruments according to the fair value hierarchy as defined by the FASB’s guidance as of January 31, 2012 and 2011:

Financial Assets Measured at Fair Value on a Recurring Basis as of January 31, 2012

	January 31, 2012
	Quoted Prices to Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
Financial Assets:
Commercial paper(1)	$—	$9,383	$—	$9,383
Derivative assets	—	236	—	236

	$—	$9,619	$—	$9,619

Financial Assets Measured at Fair Value on a Recurring Basis as of January 31, 2011

	January 31, 2011
	Quoted Prices to Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
Financial Assets:
Commercial paper(1)	$—	$9,375	$—	$9,375
Derivative assets	—	829	—	829

	$—	$10,204	$—	$10,204

(1)	As of January 31, 2012 and 2011, $9.4 million of commercial paper was classified in “Cash and cash equivalents” within the combined balance sheets.

The Company did not recognize any transfers between levels of fair value measurement hierarchy during the fiscal years ended January 31, 2012 and 2011.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a nonrecurring basis. The Company measures non-financial assets, including goodwill, intangible assets and property and equipment, at fair value when there is an indication of impairment. These assets are recorded at fair value only when an impairment charge is recognized. The Company also elected not to apply the fair value option for non-financial assets and non-financial liabilities. For further details regarding impairment reviews, see Note 1, Organization, Business and Summary of Significant Accounting Policies.

As of January 31, 2011, the fair value of Comverse Ltd.’s borrowings under its line of credit was estimated to be equal to the principal amount outstanding.

The carrying amounts of cash and cash equivalents, restricted cash and bank time deposits, accounts receivable and accounts payable are reasonable estimates of their fair value.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

14.	LEASES

The Company leases office and warehouse space, as well as certain equipment and vehicles, under non-cancelable operating leases. Gross rent expense was $21.6 million, $29.4 million and $34.3 million in the fiscal years ended January 31, 2012, 2011 and 2010, respectively. Sublease income was $2.0 million, $4.2 million and $4.3 million, in the fiscal years ended January 31, 2012, 2011 and 2010 respectively.

The majority of the Company’s leases include options that allow it to renew or extend the lease term beyond the initial lease period, subject to terms and conditions agreed upon at the inception of the lease. Such terms and conditions include rental rates agreed upon at the inception of the lease that could represent below-or above-market rental rates later in the life of the lease, depending upon market conditions at the time of such renewal or extension.

The Company has entered into various sublease agreements to lease excess space. As of January 31, 2012, the minimum annual rent obligations (excluding taxes, maintenance and other pass-throughs), sublease income to be received under non-cancelable subleases, and minimum net rentals of the Company are as follows for the fiscal years ending January 31:

	Minimum Lease Commitments	Noncancelable Subleases	Minimum Net Rentals
	(In thousands)
2013	$18,734	$(1,842)	$16,892
2014	13,436	(1,842)	11,594
2015	9,349	(1,842)	7,507
2016	5,106	(152)	4,954
2017	3,085	—	3,085
2018 and thereafter	1,065	—	1,065

	$50,775	$(5,678)	$45,097

In May 2012, the Company entered into an agreement for the lease of a facility of approximately 271,200 square feet in Raanana, Israel that is intended to replace its existing office space in Tel Aviv, Israel. The term of the lease is for ten years, expected to commence in October 2014. In addition, the Company has the right to extend the term of the lease by up to 5 years. The annual base rent under the agreement is approximately $5.1 million.

15.	OTHER LONG-TERM LIABILITIES

Other long-term liabilities as of January 31, 2012 and 2011 consist of the following:

	January 31,
	2012	2011
	(In thousands)
Liability for severance pay	$47,044	$57,558
Tax contingencies	96,533	92,313
Other long-term liabilities	3,861	6,724

	$147,438	$156,595

Severance

Under Israeli law, the Company is obligated to make severance payments to employees of its Israeli subsidiaries on the basis of each individual’s current salary and length of employment. The Company’s liability

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent monthly salary of the employee multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The gross severance liability as of January 31, 2012 and 2011 was $47.0 million and $57.6 million, respectively, and is included in “Other long-term liabilities” within the combined balance sheets. A portion of such liability is funded by monthly deposits into insurance policies, which are restricted to only be used to satisfy such severance payments. The amount of deposits is classified in “Other assets” within the combined balance sheets as severance pay fund in the amounts of $35.5 million and $44.7 million as of January 31, 2012 and 2011, respectively (see Note 8, Other Assets).

16.	RESEARCH AND DEVELOPMENT ARRANGEMENTS

A portion of the Company’s research and development operations are located in Israel, where benefits are derived from participation in programs sponsored by the Government of Israel for the support of research and development activities in Israel. Certain of the Company’s research and development activities include projects partially funded by the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel (the “OCS”) under which the funding organization reimburses a portion of the Company’s research and development expenditures under approved project budgets. Although the Government of Israel does not own proprietary rights in the OCS-funded Products and there is no specific restriction by the OCS with regard to the export of the OCS-funded Products, under certain circumstances, there may be limitations on the ability to transfer technology, know-how and manufacture OCS-funded Products outside of Israel. Such limitations could result in the requirement to pay increased royalties or a redemption fee calculated according to the applicable regulations.

The Company’s gross research and development expenses for the fiscal years ended January 31, 2012, 2011, and 2010 were $94.3 million, $150.3 million, and $177.8 million, respectively. Amounts reimbursable by the OCS and others for the fiscal years ended January 31, 2012, 2011, and 2010, were $0.1 million, $1.5 million, and $1.9 million, respectively, which were recorded as a reduction to gross research and development expenses within “Research and development, net.”

17.	STOCK-BASED COMPENSATION

Certain employees of the Company have historically received, under stock incentive compensation plans maintained by CTI, share-based awards, including stock options, deferred stock unit and restricted stock awards, entitling the recipients to acquire or receive shares of CTI common stock. Accordingly, the following presentation reflects the stock-based compensation expense attributable to awards granted by CTI to employees of the Company. Amounts presented may not be indicative of future stock-based compensation expense and may not necessarily reflect the stock-based compensation expense that the Company would have recorded had it been an independent, publicly-traded company for the periods presented.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Stock-based compensation expense associated with awards made by CTI to employees of the Company is included in the Company’s combined statements of operations as follows:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Stock options:
Product costs	$7	$(26)	$243
Service costs	49	(61)	461
Research and development, net	30	(79)	529
Selling, general and administrative	216	156	1,255

	302	(10)	2,488

Restricted/Deferred stock awards:
Service costs	469	281	66
Research and development, net	322	343	179
Selling, general and administrative	2,567	1,825	1,437

	3,358	2,449	1,682

Total	$3,660	$2,439	$4,170

Stock-based compensation expense associated with awards granted by CTI and options granted by Starhome to Starhome’s employees is included in discontinued operations and therefore not presented in the table above. For the fiscal years ended January 31, 2012, 2011 and 2010, such stock-based compensation expense was $0.4 million, $1.3 million and $1.9 million, respectively.

CTI Plans

Overview of CTI’s Stock Incentive Plans

CTI granted stock options, deferred stock unit (“DSUs”) awards and restricted stock unit (“RSUs”) awards under its various stock incentive plans during the fiscal years ended January 31, 2012, 2011 and 2010. The plans generally permit the issuance of incentive and non-qualified stock options, DSU awards, RSU awards, restricted stock and stock appreciation rights (“SARs”) to employees, officers and directors of CTI and its subsidiaries and terminate in ten years. Termination of a plan does not affect awards outstanding under such plan. These plans generally provide that unexercised options expire within 90 days of termination of service from CTI and its subsidiaries. Under CTI’s 2011 Stock Incentive Compensation Plan (the “2011 Plan”), stock options may be granted with an exercise price of not less than the fair market value of the underlying shares. Under CTI’s other plans (i) stock options which are designated as “incentive stock options” may be granted with an exercise price of not less than the fair market value of the underlying shares on the date of grant and are subject to certain limitations specified in Section 422 of the Internal Revenue Code and (ii) stock options that are not intended to qualify as incentive stock options may be granted at a price below fair market value. The stock options and the underlying shares are subject to adjustment in accordance with the terms of the plans in the event of stock dividends, recapitalizations and similar transactions. Stock options, DSUs and RSUs generally vest over a three or four-year period from the date of grant with the right to exercise up to a maximum term of ten years for all stock options granted. The stock-based compensation expense is recognized on a straight-line basis over the vesting period, reduced by estimated forfeitures and adjusted for actual forfeitures. Upon exercise of stock options, issuance of restricted stock and issuance in settlement of DSU and RSU awards, or issuance of shares under the stock incentive plans, CTI issues authorized but unissued common stock.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

1996 Stock Option Plan

CTI’s 1996 Stock Option Plan provided that stock options that qualify as incentive stock options under Section 422A of the Internal Revenue Code may be granted to key employees and non-qualifying options may be granted to other employees, independent contractors or directors of CTI and its subsidiaries. The plan authorized up to 3 million shares of CTI’s common stock to be granted. The plan provided that for qualified awards the exercise price was based on fair value of CTI’s common stock at the date of the grant, except for the individuals who hold 10% or more interest in CTI, for whom the exercise price should not be less than 110% of the share price. The plan also provided that for non-qualified awards, the exercise price was not to be lower than $0.10 per share. Due to the lapse of ten years from the date of approval, no awards may be granted by CTI under the plan.

Boston Technology, Inc. 1996 Stock Option Plan

The plan authorized the granting of awards in the form of stock options, both qualified and non-qualified, CTI’s common stock in the form of DSUs, restricted and unrestricted stock awards and SARs. The plan authorized up to 5.85 million shares or options to purchase shares of CTI’s common stock to be granted. The plan provided that for qualified stock option awards, the exercise price be based on the fair value of CTI’s common stock at the date of the grant, except for the individuals who hold more than a 10% interest in CTI, for whom the exercise price should not be less than 110% of the share price. Due to the lapse of ten years from the date of approval, no awards may be granted by CTI under the plan.

1997 and 1999 Stock Incentive Compensation Plans

CTI’s 1997 and 1999 Stock Incentive Compensation Plans, authorized the granting of awards in the form of stock options, both qualified and non-qualified, as well as CTI’s common stock in the form of DSU and restricted stock awards. Additionally, the plan provided that SARs may be issued to any officer or other key employee of CTI and its subsidiaries. The plans authorized up to 7.5 million and 7.0 million shares or options, respectively, to purchase shares of CTI’s common stock to be granted. The plans provided that for qualified awards the exercise price be based on the fair value of CTI’s common stock at the date of the grant, except for the individuals who hold 10% or more interest in CTI, for whom the exercise price should not be less than 110% of the share price. The plans also provided that the exercise price for the non-qualified awards in the form of stock options may be less than the fair market value of CTI’s common stock at the date of the grant as determined by the compensation committee. Due to the lapse of ten years from the dates of approval, no awards may be granted by CTI under these plans.

2000, 2001, 2004 and 2005 Stock Incentive Compensation Plans

CTI’s 2000 and 2001 Stock Incentive Compensation Plan authorized, and the 2004 and 2005 Stock Incentive Compensation Plans authorize the granting of awards in the form of stock options, both qualified and non-qualified, as well as CTI’s common stock in the form of DSUs and restricted stock awards. Additionally, under the plans, SARs may be issued to any officer or other key employee of the Company. The 2000 and 2001 plans authorized up to 9.0 million and 9.7 million and the 2004 and 2005 plans authorize up to 2.5 million and 6.0 million shares or options to purchase shares of CTI’s common stock to be granted, respectively. The plans have a maximum term of ten years. The 2000 and 2001 plans terminated in September 2010 and June 2011, respectively, and, as such, no additional awards may be granted by CTI under such plans. The 2004 and 2005 plans are scheduled to terminate in June 2014 and 2015, respectively. The plans provide that for qualified awards the exercise price be based on the fair value of CTI’s common stock at the date of the grant, except for the individuals who hold a 10% or more interest in CTI, for whom the exercise price should not be less than 110% of the share price. The plans also provide that the exercise price for the non-qualified awards in the form of stock options may be less than the fair market value of CTI’s common stock at the date of the grant, as determined by

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

the compensation committee of CTI’s Board of Directors, provided that the discount is expressly granted in lieu of a reasonable amount of salary or bonus and the discount shall not exceed 15% of the fair market value of CTI’s common stock at the date of the grant.

2011 Stock Inventive Compensation Plan

In September 2011, CTI’s Board approved the 2011 Plan and such plan was approved by CTI’s shareholders at the annual shareholder meeting held on November 16, 2011.

The 2011 Plan provides for the issuance of nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock, other stock-based awards and performance-based compensation awards. A total of 22,000,000 shares of CTI’s common stock are reserved for issuance under the 2011 Plan. The 2011 Plan is scheduled to terminate in September 2021. Options will be designated as either nonqualified stock options or incentive stock options. An option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a nonqualified option. The exercise price of an option, either incentive stock option or nonqualified stock options may not be less than the fair market value of underlying shares on the date of grant, except for individuals who hold a 10% or more interest in CTI, for whom the exercise price may not be less than 110% of the share price. The term of each option may not exceed ten years (or, in the case of an incentive stock option granted to a 10% shareholder, five years). The maximum number of shares with respect to which any options may be granted to any grantee in any consecutive twelve (12) month period shall be 3,000,000 shares. In addition, the maximum number of shares with respect to which any stock appreciation rights may be granted to any grantee in any consecutive twelve (12) month period shall be 3,000,000 shares. The maximum amount of compensation under an award that is intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code (“Performance-Based Compensation Awards”) (other than options and stock appreciation rights) granted to any grantee in any consecutive twelve (12) month period shall be 1,500,000 shares and the maximum amount of Performance-Based Compensation Awards granted to any grantee in any consecutive twelve (12) month period shall be $10,000,000 if such Performance-Based Compensation Awards are denominated in cash rather than shares.

CTI intends to grant future equity awards solely under the 2011 Plan. As of January 31, 2012, 21,909,870 shares of CTI common stock were available for issuance under the plan.

CTI’s Restricted Period

As a result of the delinquency in the filing of periodic reports under the Exchange Act since April 2006, CTI had been ineligible to use its registration statements on Form S-8 for the offer and sale of equity securities, including equity securities issuable upon exercise of stock options by employees. Consequently, to ensure that it did not violate the federal securities laws, CTI prohibited the exercise of vested stock options from April 2006 until such time as it was determined that CTI has filed all periodic reports required in a 12-month period and had an effective registration statement on Form S-8 on file with the SEC. This period is referred to as the “restricted period.” In October 2011, CTI resumed option exercises.

April 2006 Modification

During the restricted period, certain employees left the Company whose vested stock options lapsed as a result of the prohibition on exercise of the stock options during the plan-mandated post-employment exercise period. In order to accommodate these former employees, CTI extended their exercise rights with respect to their vested stock options until the later of (i) 90 days after the date of his or her termination of employment, or (ii) 30 days after the restricted period has expired. However, this accommodation did not extend any stock option’s term

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

beyond its contractual termination date; typically ten years after the date of grant. The Company accounted for the additional time to exercise afforded to these employees as modifications of the original awards on the date the restricted period commenced. Certain individuals who received additional time to exercise were terminated employees at the time of the modification. Their modifications were accounted for using the liability method of accounting. This is referred to as the “April 2006 Modification.”

July 2006 Modification

Consistent with its commitment to employees and upon approval by its board of directors, CTI voluntarily compensated, in cash, current employees holding in-the-money options whose original 10-year terms expired during the restricted period, resulting in a modification charge. For the fiscal years ended January 31, 2012 and 2011, changes in fair value of these awards increased (decreased) the Company’s liability and compensation expense by a de minimus amount and $(0.4) million, respectively. CTI made de minimus cash payments for expired stock options to employees of the Company during the fiscal years ended January 31, 2012, 2011 and 2010, respectively. This is referred to as the “July 2006 Modification.”

Liability Awards

Primarily as a result of the aforementioned decision made during the restricted period to cash settle expired CTI options held by current employees and the modification of certain CTI awards held by employees terminated before the April 2006 Modification, but who could still exercise their awards as of the April 2006 Modification, such awards were accounted for under the liability method of accounting. Under the liability method, the award is measured at each balance sheet date based on its estimated fair value. Compensation expense for each period thereafter is based on the change in fair value of the award. The Company’s related stock- based compensation expense for the fiscal years ended January 31, 2012, 2011 and 2010 includes (credits) expense of a de minimus amount $(0.4) million and $0.2 million, respectively.

Restricted Awards and Stock Options

CTI grants restricted stock, DSU awards and RSU awards subject to vesting provisions (collectively, “Restricted Awards”) to certain key employees and directors. For the fiscal years ended January 31, 2012, 2011 and 2010, CTI granted Restricted Awards to employees of the Company valued at $6.4 million, $6.1 million and $2.6 million, respectively, based on the fair market value of CTI’s common stock on the date of grant. The Company’s stock-based compensation associated with Restricted Awards, net of credits for forfeitures, for the fiscal years ended January 31, 2012, 2011 and 2010, was $3.4 million, $2.4 million and $1.7 million, respectively, and was primarily included in “Selling, general and administrative” in the combined statements of operations.

In addition to the Restricted Awards above, CTI granted DSU awards to employees of the Company covering an aggregate 30,000 shares of CTI’s common stock with vesting and delivery conditioned upon the achievement of certain performance criteria (“Performance Awards”) in the fiscal year ended January 31, 2010. These Performance Awards were valued at $0.2 million based on the fair market value of CTI’s common stock on the date of grant. However, CTI later determined that the performance criteria were unlikely to be achieved, and no stock-based compensation expense was recorded for these awards. During the fiscal quarter ended April 30, 2010, it was determined that the performance criteria were not achieved and, accordingly, the Performance Awards were forfeited.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

As of January 31, 2012, 2,422,693 stock options to purchase CTI’s common stock and 1,198,532 restricted awards were held by employees of the Company under CTI’s Stock Incentive Compensation Plans. The following table summarizes exercisable stock options and vested Restricted Awards:

	Stock Options Exercisable			Restricted Awards Vested
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Shares/Units	Weighted Average Grant Date Fair Value
January 31, 2012	2,290,359	$18.36	3.3	310,400	$8.52
January 31, 2011	9,967,531	$17.54	3.2	146,668	$9.93
January 31, 2010	11,015,455	$18.37	3.7	134,919	$12.61

The following table presents the combined activity of all the CTI Stock Incentive Compensation Plans attributable to employees of the Company for the fiscal years ended January 31, 2012, 2011 and 2010:

	Outstanding Options		Nonvested Restricted/Deferred Stock
	Shares(1)	Weighted Average Exercise Price	Shares	Weighted Average Grant Date Fair Value
Balance, January 31, 2009	11,732,232	$18.24	312,250	$13.56
Options granted	866,800	$7.10	—	$—
Options expired	(687,238)	$15.99	—	$—
Options forfeited	(85,339)	$13.07	—	$—
Deferred shares granted	—	$—	376,000	$6.84
Restricted/deferred shares vested(2)	—	$—	(134,919)	$12.61
Restricted/deferred shares forfeited	—	$—	(109,999)	$10.04

Balance, January 31, 2010	11,826,455	$17.60	443,332	$9.02
Options granted	—	$—	—	$—
Options expired	(1,292,275)	$22.61	—	$—
Options forfeited	(183,581)	$7.16	—	$—
Deferred shares granted	—	$—	732,000	$8.32
Restricted/deferred shares vested(2)	—	$—	(146,668)	$9.93
Restricted/deferred shares forfeited	—	$—	(129,332)	$9.40

Balance, January 31, 2011	10,350,599	$17.15	899,332	$8.25
Options granted	—	$—	—	$—
Options expired	(7,457,467)	$17.64	—	$—
Options forfeited	(111,327)	$8.79	—	$—
Options exercises	(359,112)	$5.60	—	$—
Deferred shares granted	—	$—	880,000	$7.33
Restricted/deferred shares vested(2)	—	$—	(310,400)	$8.52
Restricted/deferred shares forfeited	—	$—	(270,400)	$8.00

Balance, January 31, 2012(3)(4)(5)	2,422,693	$17.74	1,198,532	$7.56

(1)	The fair value of vested stock options was $0.4 million, $0.6 million and $2.2 million during the fiscal years ended January 31, 2012, 2011 and 2010, respectively.
(2)	The total fair value of vested Restricted Awards during the fiscal years ended January 31, 2012, 2011 and 2010 was $2.6 million, $1.5 million and $1.7 million, respectively.
(3)	Outstanding stock options held by employees of the Company as of January 31, 2012 include 135,334 nonvested stock options with a weighted-average grant date fair value of $2.34, an expected term of 4.00 years and a total fair value of $0.3 million. The unrecognized compensation expense related to the remaining nonvested stock options was $0.1 million which is expected to be recognized over a weighted-average period of 0.33 years.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

(4)	As of January 31, 2012, the unrecognized compensation expense related to nonvested Restricted Awards was $6.2 million, which is expected to be recognized over a weighted-average period of 1.92 years.
(5)	As of January 31, 2012, stock options to purchase an aggregate of 2,290,359 shares of CTI’s common stock held by employees of the Company under the plan were vested and exercisable.

The following table summarizes information relating CTI’s stock options held by employees of the Company as of January 31, 2012:

	As of January 31, 2012
	Options Outstanding				Options Exercisable
Range of Exercise Price	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$00.01 - $05.60	143,601	1.9	$5.60	143,601	1.9	$5.60
$05.61 - $10.52	500,761	6.0	$7.27	368,427	5.6	$7.34
$10.53 - $17.70	437,052	1.9	$16.72	437,052	1.9	$16.72
$17.71 - $23.35	622,944	2.9	$22.41	622,944	2.9	$22.41
$23.36 - $25.33	718,335	3.7	$24.05	718,335	3.7	$24.05

	2,422,693			2,290,359

As of January 31, 2012, the aggregate intrinsic value was $0.1 million for both outstanding and exercisable stock options.

Fair Value Assumptions

The fair value of stock options was estimated on the date of grant or modification utilizing the Black-Scholes option valuation model. Assumptions for all grants and significant modifications are detailed below.

The fair value assumptions for the July 2006 Modification for the period July 2006 through January 31, 2012 were as follows:

	Minimum	Maximum
Risk-Free Rate	0.15%	5.18%
Volatility	25.64%	67.30%
Expected Term (years)	0.03	4.39
Market Value	$6.32	$22.68

The fair value assumptions for stock options granted during the fiscal year ended January 31, 2010, which had a weighted-average grant date fair value of $2.34, were as follows:

Risk-Free Rate	1.98%
Volatility	38.77%
Expected Term (years)	3.99
Market Value	$7.12

CTI based the risk-free interest rate on the implied yields on U.S. Treasury zero-coupon issues with an equivalent remaining term at the time of grant.

The expected term in years represents the period of time that the awards granted are expected to be outstanding based on historical exercise patterns. The assumption for dividend yield is zero because CTI has not historically paid dividends.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

During the fiscal year ended January 31, 2012, CTI granted DSU and RSU awards covering an aggregate of 880,000 shares of CTI’s common stock to certain executive officers and key employees of the Company.

18.	OTHER (EXPENSE) INCOME, NET

Other (expense) income, net, for the fiscal years ended January 31, 2012, 2011 and 2010 is comprised of the following:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Foreign currency transaction losses, net	$(5,897)	$(4,229)	$(1,125)
Other, net	(1,295)	584	1,601

	$(7,192)	$(3,645)	$476

19.	DISCONTINUED OPERATIONS

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (the “Starhome Share Purchase Agreement”) with Fortissimo Capital Fund II (Israel), L.P., Fortissimo Capital Fund III (Israel), L.P. and Fortissimo Capital Fund III (Cayman), L.P. (collectively, “Fortissimo”) pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome (the “Starhome Disposition”). On September 19, 2012, CTI contributed to the Company its interest in Starhome, including its rights and obligations under the Starhome Share Purchase Agreement discussed below.

Under the terms of the Starhome Share Purchase Agreement, Starhome’s shareholders are expected to receive aggregate cash proceeds of approximately $80.3 million, subject to adjustment for fees, transaction expenses and certain taxes. Of this amount, $10.5 million will be held in escrow to cover potential post-closing indemnification claims, with $5.5 million being released after 18 months and the remainder released after 24 months, in each case, less any claims made on or prior to such dates. The Company is expected to receive aggregate net cash consideration (including amounts deposited in escrow at closing) of approximately $37.4 million, after payments that CTI agreed to make to certain other Starhome shareholders of up to $4.5 million.

CTI and the other Starhome shareholders have made customary representations and warranties and covenants in the Starhome Share Purchase Agreement, including an agreement not to solicit Starhome employees or interfere with Starhome’s clients, customers, suppliers, licensors or other business relationships for a period of four years following the closing. CTI has also agreed for a period of four years following the closing that it will not, and will cause its affiliates (other than Verint) not to, create, design, develop or offer for sale any product or service which directly competes with any products or services offered by Starhome, subject to certain limited exceptions. In addition, the Starhome Share Purchase Agreement contemplates that Starhome and the Company will enter into a transition services agreement at the closing of the Starhome Disposition.

Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or Fortissimo may terminate the Starhome Share Purchase Agreement; provided, that the Starhome Share Purchase Agreement may not be terminated by Fortissimo before December 31, 2012 in the event that a creditor objects to the consummation of the Starhome Disposition and notice has been given that Starhome intends to contest such objection.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The Company does not expect to have significant continuing involvement in Starhome’s operations following the closing of the Starhome Disposition, and accordingly, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in the Company’s combined statements of operations for all fiscal years presented and the assets and liabilities of Starhome are included in discontinued operations as separate components in the Company’s combined balance sheets as of all dates presented.

Starhome’s results of operations included in discontinued operations were as follows:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Total revenue	$45,049	$37,201	$37,471
Income before income tax provision	8,453	3,126	3,321

Income tax provision	(692)	(300)	(272)

Total income from discontinued operations, net of tax	$7,761	$2,826	$3,049

Income from discontinued operations, net of tax
Attributable to Comverse, Inc.	$5,187	$1,796	$1,978
Attributable to noncontrolling interest	$2,574	$1,030	$1,071

Starhome’s assets and liabilities included in discontinued operations in the combined balance sheets were as follows:

	January 31,
	2012	2011
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$32,466	$21,209
Accounts receivable, net of allowance of $105 and $173, respectively	3,832	7,623
Inventories	2,716	2,506
Deferred cost of revenue	888	1,169
Prepaid expenses and other current assets	871	1,976

Total current assets	40,773	34,483

Property and equipment, net	1,173	1,208
Goodwill	7,559	7,559
Deferred cost of revenue	229	1,013

Total assets	$49,734	$44,263

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$9,959	$8,430
Deferred revenue	17,912	16,064
Income taxes payable	113	104

Total current liabilities	27,984	24,598

Deferred revenue	2,683	9,468
Other long-term liabilities	2,747	2,000

Total liabilities	$33,414	$36,066

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The Company and Starhome had previously entered into transactions pursuant to which the Company performed certain production, support and maintenance services for Starhome, and it is expected that these transactions will continue following the completion of the Starhome Disposition. The Company does not consider these transactions to be significant. The Company recognized revenue of $3.1 million, $2.6 million and $1.8 million and cost of revenue of $1.4 million, $0.1 million and $0.2 million related to transactions with Starhome for the fiscal years ended January 31, 2012, 2011 and 2010, respectively.

20.	INCOME TAXES

The components of United States and foreign income (loss) from operations before income taxes are as follows:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
United States	$(29,077)	$4,361	$(87,748)
Foreign	33,720	(66,984)	(118,292)

Income (loss) before income taxes	$4,643	$(62,623)	$(206,040)

The provision for income taxes from continuing operations consists of the following:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Current income tax provision (benefit):
U.S. Federal	$456	$713	$2,666
U.S. State	(69)	301	46
Foreign	22,097	24,702	4,497

Total current income tax provision	$22,484	$25,716	$7,209

Deferred income tax provision (benefit):
U.S. Federal, net of federal benefit of state	$2,668	$2,855	$1,194
U.S. State	533	1,415	1,001
Foreign	(394)	132	6,526

Total deferred income tax provision	$2,807	$4,402	$8,721

Total income tax provision	$25,291	$30,118	$15,930

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The reconciliation of the U.S. federal statutory income tax rate to the effective tax rate on income (loss) before income tax provision is as follows:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(Dollars in thousands)
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Income tax provision (benefit) at the U.S. statutory rate	$1,625	$(21,918)	$(72,114)
Valuation allowance	13,253	13,329	14,904
Foreign rate differential	(6,706)	10,263	32,571
U.S. tax effects of foreign operations	(16)	5,087	54,106
Impairment of Goodwill and Intangible assets	—	—	1,156
Tax contingencies	15,059	24,420	(18,524)
Stock based and other employee compensation	9,192	605	1,078
Non-deductible expenses	3,543	2,472	691
Foreign exchange	(505)	(558)	(35)
Change in tax laws	(1,221)	888	—
State tax provision	1,079	1,318	179
Tax credits	3,640	(4,264)	2,529
Return to provision and other adjustments	(13,652)	(1,524)	(611)

Total income tax provision	$25,291	$30,118	$15,930

Effective Income Tax Rate	544.7%	(48.1)%	(7.7)%

The significant differences that impact the effective tax rate relate to changes to the valuation allowance, tax contingencies, the difference between the U.S. federal statutory rate and the rates in foreign jurisdictions, the U.S. tax effect on foreign earnings and the re-measurement of certain foreign assets.

The Company’s operations in Israel have been granted “Approved Enterprise” status by the Investment Center for the Israeli Ministry of Industry, Trade and Labor, which makes the Company eligible for tax benefits under the Israeli Law for Encouragement of Capital Investments, 1959. Under the terms of the program, income attributable to an Approved Enterprise is exempt from income tax for a period of two years and is subject to a reduced income tax rate for the subsequent five to fifteen years (generally 10-15%, depending on the percentage of foreign investment in the Company).

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Significant components of the Company’s deferred tax assets and deferred tax liabilities are as follows:

	As of January 31,
	2012	2011
	(In thousands)
Deferred tax assets:
Deferred revenue	$89,368	$87,932
Loss carryforwards	97,979	75,821
Stock-based and other compensation	7,361	21,376
Tax credits- net of foreign withholding taxes	60,672	58,459
Other intangibles	22,751	18,086
Other	5,254	5,138

Total deferred tax assets	$283,385	$266,812

Deferred tax liabilities:
Deferred cost of revenue	$(64,872)	$(55,526)
Goodwill	(18,047)	(15,306)

Total deferred tax liabilities	$(82,919)	$(70,832)

Valuation allowance	(231,209)	(224,226)

Net deferred income tax liability	$(30,743)	$(28,246)

Recognized as:
Current deferred income tax assets	$8,441	$14,943
Noncurrent deferred income tax assets	10,153	9,664
Current deferred income tax liabilities	(8,742)	(11,494)
Noncurrent deferred income tax liabilities	(40,595)	(41,359)

Total	$(30,743)	$(28,246)

U.S. income and foreign withholding taxes have not been recorded on permanently reinvested earnings of certain subsidiaries aggregating $81.9 million, $49.2 million and $105.0 million as of January 31, 2012, 2011 and 2010, respectively. At this time, determination of the amounts of deferred U.S. federal and state income taxes and foreign withholding taxes related to these foreign subsidiaries is not practicable. As of January 31, 2012, $149.0 million of earnings from certain subsidiaries are not considered to be permanently reinvested and therefore, related deferred U.S. income taxes and foreign withholding taxes were provided. A portion of the earnings of subsidiaries in the following countries are not considered permanently reinvested: Australia, Israel, Brazil, Canada, Hong Kong, New Zealand, Mexico, Portugal, Netherlands, and the United Kingdom.

The Company has net operating loss carryforwards (“NOLs”) for tax purposes and other deferred tax benefits that are available to offset future taxable income.

The Company’s gross NOLs for tax return purposes are as follows:

	As of January 31,
	2012	2011
	(In thousands)
U.S. Federal NOLs	$487,879	$448,355
U.S. State NOLs	250,617	230,109
Foreign NOLs	791,136	808,854

Total	$1,529,632	$1,487,318

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The Company is included in the CTI consolidated federal and certain combined state income tax returns. NOL and other carry forwards are presented on a separate return method and therefore, will not equal the amounts that are allocable to the Company under the applicable federal and state tax laws. The U.S. federal NOL carry forwards expire in various years ending from January 31, 2016 to January 31, 2032. The U.S. state NOL carry forwards expire in various years ending from January 31, 2013 to January 31, 2032. At January 31, 2012, all but $6.9 million of the foreign NOLs have indefinite carryforward periods. The table above reflects gross NOLs for tax return basis which are different from financial statement NOLs, primarily due to the reduction of the financial statement NOLs under the FASB’s guidance on accounting for uncertainty in income taxes. The Company has U.S. federal, state and foreign tax credit carryforwards of approximately $68.7 million and $50.4 million as of January 31, 2012 and 2011, respectively. The utilization of these carryforwards is subject to limitations. The federal AMT credit has no expiration date. The foreign tax credit carryforwards expire in various years ending from January 31, 2012 to 2017.

In accordance with the FASB’s guidance relating to accounting for uncertainty in income taxes, the Company recognizes unrecognized tax benefits in non-current tax liabilities. The following table reconciles the amounts recorded for unrecognized tax benefits for the fiscal years ended January 31, 2012, 2011 and 2010:

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Gross unrecognized tax benefits as of February 1	$280,703	$253,686	$254,725
Increases related to tax positions taken in prior years	6,636	—	4,006
Decreases related to tax positions taken in prior years	(2,549)	(5,007)	(10,858)
Increases related to tax positions in current year	12,769	31,967	16,086
Decreases related to tax positions in current year	—	—	(4,877)
Decreases due to settlements with taxing authorities	(369)	—	(850)
Reductions resulting from lapse in statute of limitations	(6,019)	(1,829)	(10,254)
(Decreases) increases related to foreign currency exchange rate fluctuations	(3,325)	1,886	5,708

Gross unrecognized tax benefits as of January 31	$287,846	$280,703	$253,686

The balances of unrecognized tax benefits as of January 31, 2012, 2011 and 2010 are $287.8 million, $280.7 million and $253.7 million of which $95.2 million, $85.1 million and $69.8 million represent the amounts that, if recognized, may impact the effective income tax rate in future periods.

The Company recognized interest and penalties related to unrecognized tax benefits in its income tax provision. As of January 31, 2012, 2011 and 2010, the Company accrued $43.1 million, $40.5 million and $31.8 million for interest and penalties, respectively.

The Company estimates that it is reasonably possible that the balance of unrecognized tax benefits as of January 31, 2012 may decrease by approximately $4.5 million in the next twelve months, as a result of lapse of statutes of limitation and settlements with tax authorities. These unrecognized tax benefits relate to permanent establishment and other tax positions in the amounts of $2.1 million and $2.4 million, respectively.

The significant tax jurisdictions in which the Company is currently under examination by tax authorities include Israel, India, France, Canada, Brazil, the United Kingdom, Hong Kong, New York State, New York City and California. The Company is currently in discussions with the Israeli tax authorities regarding tax adjustments to the fiscal years ended January 31, 2006 through January 31, 2010. The Company anticipates that it is reasonably possible that new tax matters could be raised by tax authorities that may require increases or decreases to the balance of unrecognized tax benefits; however, an estimate of such increases or decreases cannot be made.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The Company files income tax returns in the U.S. federal, various state and local, and foreign tax jurisdictions. As of January 31, 2012, the Company was subject to income tax examination in these major jurisdictions:

Jurisdiction	Tax Years Ended
United States	January 31, 1999—January 31, 2012
Israel	January 31, 2006—January 31, 2012
United Kingdom	December 31, 2005—January 31, 2012
India	March 31, 2002, March 31, 2004—March 31, 2012
France	January 31, 2008—January 31, 2012
Brazil	December 31, 2004—December 31, 2005
December 31, 2007—December 31, 2011
Canada	January 31, 2007—January 31, 2012
Hong Kong	January 31, 2005—January 31, 2012
Various U.S. States	January 31, 1999—January 31, 2012
New York City	January 31, 2000—January 31, 2012

The Company regularly assesses the adequacy of its provisions for income tax contingencies in accordance with the FASB’s guidance. As a result, the Company may adjust the liabilities for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitations.

The Company maintains valuation allowances in jurisdictions where it is more-likely-than-not that all or a portion of a deferred tax asset may not be realized. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, reversal of existing taxable temporary differences, carry-back and carry-forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. Changes in valuation allowances are included in the Company’s tax provision in the period of change except for items related to additional paid-in capital. During the fiscal year ended January 31, 2012, the Company recorded an increase of $7.0 million to its valuation allowance related primarily to net operating losses in the U.S. and foreign jurisdictions. The increase in the valuation allowance is comprised of a $7.4 million charge included in the provision for income taxes and a $(0.4) million charge to the balance sheet.

21.	BUSINESS SEGMENT INFORMATION

The Company’s reportable segments consist of Comverse BSS and Comverse VAS. The results of operations of all the other operations of the Company, including the Comverse MI operating segment, the Company’s Netcentrex operations, the Company’s global corporate functions that support its business units, and Exalink are included in the column captioned “Comverse Other” as part of the Company’s business segment presentation. The operating segments included in “Comverse Other” do not meet the quantitative thresholds required for a separate presentation or the aggregation criteria under segment reporting guidance. Specifically, they do not have similar economic characteristics with any separately presented reportable segment.

Starhome’s results of operations are included as discontinued operations and therefore not presented in segment information.

During the fiscal year ended January 31, 2012, as part of the Phase II Business Transformation, the Company restructured its operations into new business units that are designed to improve operational efficiency and business performance. For a more comprehensive discussion relating to the Phase II Business Transformation (see Note 10, Restructuring).

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Segment Performance

The Company evaluates its business by assessing the performance of each of its operating segments. The Company’s Chief Executive Officer is its chief operating decision maker (“CODM”). The CODM uses segment performance, as defined below, as the primary basis for assessing the financial results of the operating segments and for the allocation of resources. Segment performance, as the Company defines it in accordance with the FASB’s guidance relating to segment reporting, is not necessarily comparable to other similarly titled captions of other companies.

Segment performance is computed by management as income (loss) from operations adjusted for the following: (i) stock-based compensation expense; (ii) amortization of acquisition-related intangibles; (iii) compliance-related professional fees; (iv) compliance-related compensation and other expenses; (v) impairment charges; (vi) impairment of property and equipment; (vii) litigation settlements and related costs; (viii) acquisition-related charges; (ix) restructuring charges; and (x) certain other gains and charges. Compliance-related professional fees and compliance-related compensation and other expenses relate to fees and expenses recorded in connection with CTI’s efforts to (a) complete certain financial statements and audits of such financial statements, (b) become current in periodic reporting obligations under the federal securities laws, and (c) remediate material weaknesses in internal control over financial reporting. Compliance-related professional fees and compliance-related compensation and other expenses recorded for the fiscal year ended January 31, 2012 also relate to fees and expenses incurred in connection with the timely filing of certain periodic reports of CTI. Although following the share distribution the Company will not continue to incur compliance-related professional fees and compliance-related compensation and other expenses for the filing of CTI’s periodic reports, the Company expects to incur significant fees and expenses related to compliance with its periodic reporting obligations under federal securities laws.

In evaluating each segment’s performance, management uses segment revenue, which consists of revenue generated by the segment. Certain segment performance adjustments relate to expenses included in the calculation of income (loss) from operations, while, from time to time, certain segment performance adjustments may be presented as adjustments to revenue. The Company had no segment performance adjustments to revenue for the fiscal years ended January 31, 2012, 2011 and 2010.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

The tables below present information about total revenue, total costs and expenses, income (loss) from operations, segment performance, interest expense, depreciation and amortization, and other non-cash items, for the fiscal years ended January 31, 2012, 2011 and 2010:

	Comverse BSS	Comverse VAS	Comverse Other	Total
	(In thousands)
Fiscal Year Ended January 31, 2012:
Total revenue(1)	$365,008	$356,413	$49,736	$771,157

Total costs and expenses	$287,913	$232,477	$239,325	$759,715

Income (loss) from operations	$77,095	$123,936	$(189,589)	$11,442

Computation of segment performance:
Segment revenue(1)	$365,008	$356,413	$49,736

Total costs and expenses	$287,913	$232,477	$239,325
Expense adjustments:
Stock-based compensation expense	—	—	3,660
Amortization of acquisition-related intangibles	17,308	—	—
Compliance-related professional fees	—	—	10,901
Compliance-related compensation and other expenses	2,203	1,789	2,727
Impairment of property and equipment	170	238	1,923
Litigation settlements and related costs	—	—	804
Restructuring charges	—	—	20,728
Other	—	—	(48)

Segment expense adjustments	19,681	2,027	40,695

Segment expenses	268,232	230,450	198,630

Segment performance	$96,776	$125,963	$(148,894)

Interest expense	$—	$—	$(953)	$(953)

Depreciation and amortization	$(20,609)	$(4,707)	$(8,849)	$(34,165)

Other non-cash items(2)	$(170)	$(238)	$(1,923)	$(2,331)

(1)	Total and segment revenue of the Comverse BSS and Comverse VAS segments include $42.7 million and $5.8 million, respectively, of additional revenue that was recognized as a result of the adoption of new accounting guidance relating to revenue recognition.
(2)	Other non-cash items consist of write-downs of property and equipment.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

	Comverse BSS	Comverse VAS	Comverse Other	Total
	(In thousands)
Fiscal Year Ended January 31, 2011:
Total revenue	$340,502	$460,899	$61,435	$862,836

Total costs and expenses	$284,148	$285,572	$352,892	$922,612

Income (loss) from operations	$56,354	$175,327	$(291,457)	$(59,776)

Computation of segment performance:
Segment revenue	$340,502	$460,899	$61,435

Total costs and expenses	$284,148	$285,572	$352,892
Expense adjustments:
Stock-based compensation expense	—	—	2,439
Amortization of acquisition-related intangibles	18,505	—	—
Compliance-related professional fees	—	—	82,136
Compliance-related compensation and other expenses	1,557	330	2,655
Restructuring charges	—	—	29,934
Gain on sale of land	—	—	(2,371)
Other	—	—	(1,402)

Segment expense adjustments	20,062	330	113,391

Segment expenses	264,086	285,242	239,501

Segment performance	$76,416	$175,657	$(178,066)

Interest expense	$—	$—	$(900)	$(900)

Depreciation and amortization	$(23,402)	$(5,505)	$(9,798)	$(38,705)

Other non-cash items(1)	$—	$—	$(923)	$(923)

(1)	Other non-cash items consist of write-downs of property and equipment.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

	Comverse BSS	Comverse VAS	Comverse Other	Total
	(In thousands)
Fiscal Year Ended January 31, 2010:
Total revenue	$349,089	$384,965	$60,733	$794,787

Total costs and expenses	$304,924	$291,217	$412,862	$1,009,003

Income (loss) from operations	$44,165	$93,748	$(352,129)	$(214,216)

Computation of segment performance:
Segment revenue	$349,089	$384,965	$60,733

Total costs and expenses	$304,924	$291,217	$412,862
Expense adjustments:
Stock-based compensation expense	—	—	4,170
Amortization of acquisition-related intangibles	18,672	—	3,286
Compliance-related professional fees	—	—	113,306
Compliance-related compensation and other expenses	2,879	2,462	5,396
Impairment charges	—	—	3,356
Impairment of property and equipment	—	—	2,906
Acquisition-related charges	54	—	(157)
Restructuring charges	—	—	15,272
Other	—	—	831

Segment expense adjustments	21,605	2,462	148,366

Segment expenses	283,319	288,755	264,496

Segment performance	$65,770	$96,210	$(203,763)

Interest expense	$—	$—	$(314)	$(314)

Depreciation and amortization	$(23,737)	$(10,058)	$(16,842)	$(50,637)

Other non-cash items(1)	$—	$—	$(9,109)	$(9,109)

(1)	Other non-cash items consist of write-downs and impairments of intangible assets and property and equipment.

The Company does not maintain balance sheets for the Comverse BSS, Comverse VAS and Comverse MI operating segments and therefore is unable to present total assets for Comverse BSS, Comverse VAS and Comverse Other.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Revenue by major geographical region is based upon the geographic location of the customers who purchase the Company’s products and services. The geographical locations of distributors, resellers and systems integrators who purchase products and utilize the Company’s services may be different from the geographical locations of end customers. Revenue by geographic region and revenue by geographic region as a percentage of total revenue, for the fiscal years ended January 31, 2012, 2011 and 2010 was as follows:

	Fiscal Years Ended January 31,
	2012		2011		2010
	(Dollars in thousands)
United States	$93,901	12%	$188,766	22%	$131,424	17%
Russia	73,818	10%	42,922	5%	56,449	7%
India	57,543	7%	46,591	5%	29,119	4%
Australia	43,249	6%	61,541	7%	34,949	4%
Japan	43,243	6%	49,227	6%	25,699	3%
Italy	24,578	3%	46,019	5%	53,695	7%
France	22,827	3%	39,137	5%	50,131	6%
Other foreign(1)	411,998	53%	388,633	45%	413,321	52%

Total	$771,157	100%	$862,836	100%	$794,787	100%

(1)	Other foreign consists of numerous countries, none of which represents more than 5% of total revenue in any fiscal year presented.

Long-lived assets primarily consist of property and equipment, net, capitalized software development costs, net, and deferred costs of revenue. The Company believes that property and equipment, net, is exposed to the geographic area risks and uncertainties more than other long-lived assets, because these tangible assets are difficult to move and are relatively illiquid.

Property and equipment, net, by country of domicile consists of the following as of January 31, 2012 and 2011:

	January 31,
	2012	2011
	(In thousands)
United States	$6,688	$9,259
Israel	33,484	24,910
Other	4,515	6,470

	$44,687	$40,639

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	Fiscal Years Ended January 31,
	2012	2011	2010
	(In thousands)
Non-cash operating items:
Net income of discontinued operations	$(7,761)	$(2,826)	$(3,049)
Depreciation and amortization	34,165	38,705	50,637
Impairment of intangible assets	—	—	3,356
Provision for doubtful accounts	4,811	(467)	2,402
Stock-based compensation expense	3,660	2,439	4,170
Operating asset write-downs	2,331	923	5,752
Deferred income taxes	2,807	4,402	8,721
Gains on sale of assets	(67)	(2,774)	—
Inventory write-offs	4,456	10,734	5,888
Other non-cash items, net	(2,355)	(3,413)	757

Net non-cash operating items	$42,047	$47,723	$78,634

Non-cash investing transactions:
Accrued but unpaid purchases of property and equipment	$(312)	$623	$579

Inventory transfers to property and equipment	$18,190	$3,462	$2,860

Cash paid during the year for interest(1)	$363	$3	$—

Cash paid during the year for income taxes	$4,943	$5,628	$8,314

(1)	Including interest paid to affiliate.

23.	RELATED PARTY TRANSACTIONS

Note Payable to CTI

On January 11, 2011, the Company entered into a promissory note to borrow up to $10.0 million from CTI, with the note scheduled to mature on January 11, 2016. Borrowings may be prepaid by the Company without penalty. The contractual interest rate applicable to borrowings under this promissory note is LIBOR plus 4.0%. The interest expense for the fiscal year ended January 31, 2012 was negligible and the amount owed to CTI as of January 31, 2012, including accrued interest, was approximately $8.5 million.

Loan Agreement with CTI

On May 9, 2012, the Company entered into a revolving loan agreement (the “Loan Agreement”) with CTI, pursuant to which CTI extended the Company a $25.0 million revolving credit facility. Borrowings under the Loan Agreement are to be used to fund the Company’s operating expenses and working capital needs. (see Note 25, Subsequent Events).

Advances to CTI

On April 13, 2009, the Company entered into a promissory note to advance CTI $200.0 million, with the note scheduled to mature on April 13, 2010. The contractual interest rate in relation to this promissory note was LIBOR plus 2.4%. The promissory note was repaid in full by CTI on October 13, 2009. The Company recognized interest income of $4.8 million for the fiscal year ended January 31, 2010 in relation to this promissory note.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Transactions with other CTI Subsidiaries

In the ordinary course of business, the Company enters into commercial transactions with Verint, which is a majority-owned subsidiary of CTI. As of January 31, 2012 and 2011, the Company had net receivables of $1.8 million and $1.9 million from Verint, respectively.

Other Arrangements with CTI

CTI provides a variety of services to the Company (see Note 3, Expense Allocations).

24.	COMMITMENTS AND CONTINGENCIES

Guarantees

The Company provides certain customers in the ordinary course of business with financial performance guarantees, which in certain cases are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized and accounted for as restricted cash and bank time deposits. The Company is only liable for the amounts of those guarantees in the event of its nonperformance, which would permit the customer to exercise the guarantee. As of January 31, 2012 and 2011, the Company believes that it was in compliance with its performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on the Company’s combined results of operations, financial position or cash flows. The Company also obtained bank guarantees primarily to provide customer assurance relating to the performance of certain obligations required by customer agreements for the guarantee of certain payment obligations. These guarantees, which aggregated $27.2 million as of January 31, 2012, are generally scheduled to be released upon the Company’s performance of specified contract milestones, a majority of which are scheduled to be completed at various dates through January 31, 2016.

Unconditional Purchase Obligations

In the ordinary course of business, the Company enters into certain unconditional purchase obligations, which are agreements to purchase goods or services that are enforceable, legally binding and specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty. The Company had unconditional purchase obligations of approximately $29.1 million as of January 31, 2012. Of these obligations, $23.2 million are due in the next twelve months and $5.9 million are due in one to three years.

Litigation Overview

Except as disclosed below, the Company does not believe that it is currently party to any other claims, assessments or pending legal action that could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Proceedings Related to CTI’s Special Committee Investigations

Overview

On March 14, 2006, CTI announced the creation of a Special Committee of its Board of Directors (the “Special Committee”) composed of outside directors to review CTI’s historic stock option grant practices and related accounting matters, including, but not limited to, the accuracy of the stated dates of option grants and whether all proper corporate procedures were followed. In November 2006, the Special Committee’s

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

investigation was expanded to other financial and accounting matters, including the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts, the misclassification of certain expenses, the misuse of accounting reserves and the misstatement of backlog. The Special Committee issued its report on January 28, 2008. Following the commencement of the Special Committee’s investigation, CTI, certain of its subsidiaries and some of CTI’s former directors and officers were named as defendants in several class and derivative actions, and CTI commenced direct actions against certain of its former officers and directors.

Beginning on or about April 19, 2006, class action lawsuits were filed by persons identifying themselves as CTI shareholders, purportedly on behalf of a class of CTI’s shareholders who purchased its publicly-traded securities. The actions were later consolidated and adjudicated at the United States District Court for the Eastern District of New York. The complaint named CTI and certain of its former officers and directors as defendants and alleged, among other things, violations of Sections 10(b) and 14(a) of the Exchange Act, Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act in connection with prior statements made by CTI with respect to, among other things, its accounting treatment of stock options. The action sought compensatory damages in an unspecified amount.

The parties to this action entered into a settlement agreement on December 16, 2009, which was amended on June 19, 2010 and approved by the court in which such action was pending on June 23, 2010. Under the settlement agreement, CTI paid the plaintiffs $160.2 million, of which $82.5 million was paid through the issuance of 12,462,236 CTI common shares and the remainder was paid in cash.

Israeli Optionholder Class Actions

CTI and certain of its subsidiaries, including Comverse Ltd. (a subsidiary of the Company), were named as defendants in four potential class action litigations in the State of Israel involving claims to recover damages incurred as a result of purported negligence or breach of contract that allegedly prevented certain current or former employees from exercising certain stock options. The Company intends to vigorously defend these actions.

Two cases were filed in the Tel Aviv District Court against CTI on March 26, 2009, by plaintiffs Katriel (a former Comverse Ltd. employee) and Deutsch (a former Verint Systems Ltd. employee). The Katriel case (Case Number 1334/09) and the Deutsch case (Case Number 1335/09) both seek to approve class actions to recover damages that are claimed to have been incurred as a result of CTI’s negligence in reporting and filing its financial statements, which allegedly prevented the exercise of certain stock options by certain employees and former employees. By stipulation of the parties, on September 30, 2009, the court ordered that these cases, including all claims against CTI in Israel and the motion to approve the class action, be stayed until resolution of the actions pending in the United States regarding stock option accounting, without prejudice to the parties’ ability to investigate and assert the unique facts, claims and defenses in these cases. On April 4, 2012, plaintiffs filed a motion to lift the stay based on the resolution of the actions in the United States. On May 7, 2012, the court lifted the stay, and the plaintiffs have filed an amended complaint and motion to certify a class of plaintiffs in a single consolidated class action. The defendants’ deadline to respond is October 24, 2012. On July 13, 2012, plaintiffs filed a motion seeking an order that CTI hold back $150 million in assets as a reserve to satisfy any potential damage awards that may be awarded in this case, but does not seek to enjoin the share distribution. The Company does not believe that the motion has merit. On July 25, 2012, the court indicated that it will not rule on the motion until after it rules on plaintiffs’ motion to certify a class of plaintiffs. The deadline for CTI to respond to plaintiffs’ motion has been extended to October 24, 2012. On August 16, 2012, plaintiffs filed a motion for leave to appeal the court’s order to the Israeli Supreme Court.

Two cases were also filed in the Tel Aviv Labor Court by plaintiffs Katriel and Deutsch, and both seek to approve class actions to recover damages that are claimed to have been incurred as a result of breached

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

employment contracts, which allegedly prevented the exercise by certain employees and former employees of certain CTI and Verint Systems stock options, respectively. The Katriel litigation (Case Number 3444/09) was filed on March 16, 2009, against Comverse Ltd., and the Deutsch litigation (Case Number 4186/09) was filed on March 26, 2009, against Verint Systems Ltd. The Tel Aviv Labor Court has ruled that it lacks jurisdiction, and both cases have been transferred to the Tel Aviv District Court. These cases have been consolidated with the Tel Aviv District Court cases discussed above. The Company did not accrue for these matters as the potential loss is currently not probable or estimable.

Additional cases have been filed by individual plaintiffs similarly seeking to recover damages up to an aggregate of $3.5 million allegedly incurred as a result of the inability to exercise certain stock options. The cases generally allege the same causes of actions alleged in the potential class action discussed above. The Company did not accrue for these matters as the potential loss is currently not probable or estimable.

Investigation of Alleged Unlawful Payments

On March 16, 2009, CTI disclosed that the Audit Committee of its Board of Directors was conducting an internal investigation of alleged improper payments made by certain Company employees and external sales agents in foreign jurisdictions in connection with the sale of certain products. The Audit Committee also reviewed the Company’s other existing and prior arrangements with agents. When CTI’s Audit Committee commenced the investigation, CTI voluntarily disclosed to the SEC and the Department of Justice (the “DOJ”) these facts and advised that the Audit Committee had initiated an internal investigation and that the Audit Committee would provide the results of its investigation to the agencies. On April 27, 2009, the SEC advised CTI that it was investigating the matter and issued a subpoena to CTI in connection with its investigation. The Audit Committee provided information to, and cooperated fully with, the DOJ and the SEC with respect to its findings of the internal investigation and resulting remedial action.

On April 7, 2011, CTI entered into a non-prosecution agreement with the DOJ and the SEC submitted a settlement agreement with CTI to the United States District Court for the Eastern District of New York for its approval, which was obtained on April 12, 2011. These agreements resolved allegations that CTI and certain of the Company’s foreign subsidiaries violated the books and records and internal controls provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) by inaccurately recording certain improper payments made from 2003 through 2006 by certain former employees and an external sales agent of Comverse Ltd. or its subsidiaries, in connection with the sale of certain products in foreign jurisdictions.

Under the non-prosecution agreement with the DOJ, CTI paid a fine of $1.2 million to the DOJ and the Company and CTI agreed to continue to implement improvements in their internal controls and anti-corruption practices and policies. Under the settlement agreement with the SEC, CTI paid approximately $1.6 million in disgorgement and pre-judgment interest and the Company and CTI are required under a conduct-based injunction to comply with the books and records and internal controls provisions of the FCPA.

The Company recorded charges associated with this matter during the fiscal year ended January 31, 2009.

Other Legal Proceedings

In addition to the litigation discussed above, the Company is, and in the future, may be involved in various other lawsuits, claims and proceedings incident to the ordinary course of business. The results of litigation are inherently unpredictable. Any claims against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, the Company believes that the ultimate resolution of these current matters will not have a material adverse effect on its combined financial statements taken as a whole.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. The Company evaluates its indemnifications for potential losses and in its evaluation considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Generally, the Company has not encountered significant charges as a result of such indemnification provisions.

In addition, under the Distribution Agreement the Company will enter into in connection with the share distribution, the Company has agreed to indemnify CTI and its affiliates (including Verint after the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution (see Note 25, Subsequent Events).

25.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through September 19, 2012, the date the combined financial statements were available to be issued.

Loan Agreement with CTI

On May 9, 2012, the Company entered into a revolving loan agreement (the “Loan Agreement”) with CTI, pursuant to which CTI extended the Company a $25.0 million revolving credit facility. Borrowings under the Loan Agreement are to be used to fund the Company’s operating expenses and working capital needs. As of July 31, 2012, $9.0 million of borrowings were outstanding under the Loan Agreement. Loans disbursed under the Loan Agreement mature on May 9, 2013, unless extended by CTI.

The commitment period under the Loan Agreement terminates on the earlier of (a) November 9, 2012, (b) the date upon which the Company and CTI cease to be affiliates, (c) the effective date of the share distribution, and (d) CTI’s contribution to the Company’s capital of substantially all of CTI’s cash in anticipation of the share distribution. CTI’s funding obligation under the Loan Agreement is subject to certain conditions, including the Company providing CTI with a budget acceptable to CTI in its sole and absolute discretion.

Borrowings under the Loan Agreement bear interest at the one-month London Interbank Offered Rate (“LIBOR”) plus 4.00%. The Loan Agreement provides for the mandatory prepayment of the principal and interest outstanding under the Loan Agreement with all cash swept from the Company’s bank accounts from time to time in accordance with the Company’s cash management operations with CTI.

The Company’s obligations under the Loan Agreement are unsecured. The Loan Agreement does not contain any restrictive covenants but does contain customary events of default.

Appointment of President and Chief Executive Officer

On May 21, 2012, Philippe Tartavull was appointed as the Company’s President and Chief Executive Officer, replacing Mr. Burdick. Mr. Burdick continues to serve as CTI’s Chairman of the Board and Chief Executive Officer.

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

CTI’s Settlement Agreement with Cadian Capital

On May 30, 2012, the CTI Board entered into a letter agreement with Cadian Capital Management, LLC (“Cadian Capital”), Cadian Fund LP, Cadian Master Fund LP and Cadian GP LLC (Cadian Capital, together with the aforementioned entities other than CTI and Verint being referred to collectively as the “Cadian Group”) with respect to the solicitation for the election of CTI director nominees at the election of directors at the Annual Meeting of Shareholders of CTI that was held on June 28, 2012 (the “CTI AGM”) by the Cadian Group pursuant to the proxy statement filed with SEC on March 28, 2012, as subsequently amended. Such letter agreement is referred to herein as the “Letter Agreement.”

Pursuant to the terms and conditions of the Letter Agreement, the Cadian Group immediately abandoned its solicitation for the election of its or any other person’s nominees as directors of CTI other than those nominees proposed by CTI in connection with the CTI AGM and agreed to vote all securities of CTI over which it has beneficial ownership in favor of the slate of directors named in CTI’s proxy statement filed in connection with the CTI AGM, the parties also agreed to take various actions with respect to the composition of the Board of Directors of Verint Systems (the “Verint Board”), the Board of Directors of the Company (the “Comverse Board”) and the CTI Board.

With respect to the Verint Board, the parties to the Letter Agreement agreed, among other things, that three nominees designated by Cadian Capital (the “CTI-Cadian Verint Nominees”) and acceptable to the CTI Board and the Verint Board under the “Applicable Standard” (as defined below) to replace Augustus Oliver, Theodore Schell and Mark Terrell, three members of the CTI Board who also currently serve as members of the Verint Board.

With respect to the Comverse Board, CTI agreed that, immediately prior to the share distribution, it will cause the Comverse Board to be comprised of seven directors, one of whom shall be the chief executive officer of Comverse, three of whom shall be designated by the CTI Board (which three shall be Charles J. Burdick, Susan Bowick and Mark Terrell), and three of whom shall be designated by Cadian Capital (which three shall be James Budge, Stephen Andrews and Doron Inbar), each of whom is currently acceptable to the CTI Board to serve as directors of the Comverse Board; provided, however, that if any facts or circumstances arise which the CTI Board determines under the Applicable Standard make any Cadian Capital designee unacceptable to serve on the Comverse Board, Cadian Capital will recommend one or more substitute nominees for approval by the CTI Board under the Applicable Standard.

With respect to the CTI Board, in the event that either the share distribution has not occurred by October 31, 2012 or CTI has publicly announced that the share distribution is delayed beyond October 31, 2012 or announced its intent to abandon the share distribution at any time prior to October 31, 2012, CTI shall use reasonable best efforts to cause (a) the CTI Board to be immediately expanded and for each of James Budge, Stephen Andrews and Doron Inbar to be promptly appointed to the CTI Board to fill such vacancies, subject to each aforementioned nominee being properly vetted and approved by the CTI Board under the Applicable Standard and (b) each of Augustus Oliver, Theodore Schell and Robert Dubner to resign from the CTI Board by the earlier of (i) the consummation of the share distribution and (ii) January 31, 2013.

The “Applicable Standard” means, with respect to any decision of a board of directors or any individual director with regard to whether to approve or find acceptable any nominee or designee for election or appointment as a director, such board of directors or director acting reasonably and in good faith but in no event constrained from exercising its, his or her fiduciary duties.

In addition, each member of the Cadian Group agreed that (a) it will vote all securities of CTI over which it has beneficial ownership in favor of the share distribution and publicly announce its intention to vote in favor of

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

the share distribution (provided, that the terms and conditions of the share distribution are, in the reasonable business judgment of Cadian Capital, fair and reasonable to, and in the best interests of, CTI shareholders) and (b) if a merger between CTI and Verint is proposed on terms and conditions that, in the reasonable business judgment of Cadian Capital acting in good faith, are fair and reasonable to, and in the best interests of, both CTI shareholders and Verint stockholders, it will vote all securities of CTI and Verint over which it has beneficial ownership in favor of such merger and publicly announce its intention to vote in favor of such merger.

In consideration of the foregoing, CTI has agreed to reimburse up to $300,000 of the reasonable, out-of-pocket documented expenses of the Cadian Group that have been incurred since March 2012.

The rights and obligations of the Cadian Group and CTI under the Letter Agreement (a) with respect to the CTI Board will terminate and be of no further force or effect in the event that the Cadian Group at any time ceases to own, in the aggregate, at least 1,000,000 shares of CTI common stock, (b) with respect to the Verint Board will terminate and be of no further force and effect (i) in the event that the Cadian Group ceases to own, in the aggregate, at least 1,000,000 shares of Verint common stock or (ii) in the event that CTI ceases to be the beneficial owner of a majority of the outstanding voting securities of Verint. In addition, the Letter Agreement will terminate and be of no further force or effect (x) from and after June 28, 2013 or (y) earlier, in the event that any member of the Cadian Group breaches in any material respect certain of its obligations under the Letter Agreement and such breach remains uncured after receipt of notice.

Appointment of Chief Financial Officer

Effective July 24, 2012, Mr. Sabol was appointed as the Company’s Senior Vice President and Chief Financial Officer, replacing Mr. Legon. Mr. Legon continues to serve as CTI’s Senior Vice President and Interim Chief Financial Officer.

Separation of Chief Operating Officer

On August 5, 2012, Comverse Ltd. and Oded Golan, the Company’s Senior Vice President and Chief Operating Officer, entered into a Separation Agreement (the “ Separation Agreement”) in which they mutually agreed upon the terms of transition and separation of employment of Mr. Golan. Pursuant to the Separation Agreement, Mr. Golan will continue to serve in his current capacity through January 31, 2013, at which time he will resign from his position.

Merger of Verint and CTI

On August 12, 2012, CTI entered into an agreement and plan of merger (the “Verint Merger Agreement”) with Verint pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (the “Verint Merger”). The completion of the Verint Merger is subject to certain conditions, including the completion of the share distribution or other disposition by CTI of the Company and that CTI dispose of its interest in Starhome prior to the consummation of the merger.

The Verint Merger Agreement also anticipates CTI’s entry into a distribution agreement (the “Distribution Agreement”), transition services agreement, tax disaffiliation agreement and employee matters agreement (collectively, the “Share Distribution Agreements”) with Comverse in connection with the share distribution. In particular, the Distribution Agreement, among other things, would provide for the allocation between Comverse and CTI of various assets, liabilities and obligations attributable to periods prior to the share distribution. Under the Distribution Agreement, the Company has agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share

COMVERSE, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (continued)

distribution. Certain of the Company’s indemnification obligations are capped at $25.0 million and certain are uncapped. Specifically, the capped indemnification obligations include indemnifying CTI and its affiliates (including Verint following the Verint Merger) against losses stemming from breaches by CTI of representations, warranties and covenants in the Verint Merger Agreement and for any liabilities of CTI that are known by CTI but not included on the net worth statement to be delivered by CTI at the closing of the Verint Merger. The Company’s uncapped indemnification obligations include indemnifying CTI and its affiliates (including Verint following the Verint Merger) against liabilities relating to the Company’s business; claims by any shareholder or creditor of CTI related to the share distribute on, the Verint Merger or related transactions or disclosure documents; certain claims made by employees or former employees of CTI and any claims made by employees and former employees of the Company (including but not limited to the Israeli optionholder suits discussed in Note 24, Commitments and Contingencies); any failure by the Company to perform under any of the agreements entered into in connection with the share distribution; claims related to CTI’s ownership or operation of the Company; claims related to the Starhome Disposition (discussed below); certain retained liabilities of CTI that are not reflected on or reserved against on the net worth statement to be delivered by CTI at the closing of the Verint Merger; and claims arising out of the exercise of appraisal rights by a CTI shareholder in connection with the share distribution. CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against it by CTI and its affiliates (including Verint following the Verint Merger), any cash balance remaining in such escrow fund 18 months after the closing of the Verint Merger will be released to the Company. The escrow funds cannot be used for claims related to the Israeli optionholder suit. The Company will also assume all pre-share distribution tax obligations of each of it and CTI.

Under the transition services agreement, each of the Company and CTI will provide the other with certain services on an interim basis following the share distribution. Amounts payable for services provided under the transition services agreement will generally equal the costs and expenses incurred by the party providing the services, and a significant portion of the services that the Company is to provide will have fixed fees. Further, the Company and CTI will enter into a tax disaffiliation agreement that will govern their respective rights, responsibilities and obligations after the share distribution with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. The Company and CTI will also enter into an employee matters agreement, which will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.

Contribution and Sale of Starhome

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement with Fortissimo pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome. On September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement (see Note 19, Discontinued Operations).

SCHEDULE I - CONDENSED FINANCIAL STATEMENTS OF THE REGISTRANT

COMVERSE, INC. (PARENT COMPANY ONLY)

CONDENSED BALANCE SHEETS

(In thousands)

	January 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$18,327	$32,234
Account receivable, net	25,795	29,007
Deferred cost of revenue	37,115	24,618
Deferred income tax	7,217	7,950
Prepaid expenses and other current assets	624	2,893

Total current assets	89,078	96,702
Property and equipment, net	6,689	9,259
Goodwill	47,349	47,349
Intangible assets, net	21,044	45,364
Deferred cost of revenue	118,028	92,065
Other assets	448	550
Investment in discontinued operations	9,359	3,984

Total assets	$291,995	$295,273

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$34,160	$31,171
Deferred revenue	126,521	87,301

Total current liabilities	160,681	118,472
Deferred revenue	99,183	70,583
Deferred income taxes	40,432	38,376
Advances from subsidiaries, net	58,249	118,345
Other long-term liabilities	16,524	17,004

Total liabilities	375,069	362,780

Equity:
Common stock	28	28
Net investment of CTI	(104,101)	(84,630)
Accumulated other comprehensive income	20,999	17,095

Total equity	(83,074)	(67,507)

Total liabilities and equity	$291,995	$295,273

See notes to condensed financial statements.

COMVERSE, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENTS OF OPERATIONS

(In thousands)

	Fiscal Years Ended January 31,
	2012	2011	2010
Revenue	$226,992	$331,374	$233,707

Costs and expenses:
Cost of revenue	173,418	226,194	184,592
Research and development, net	33,104	43,266	49,642
Selling, general and administrative	50,249	74,011	87,254
Other operating expenses:
Restructuring charges	1,613	3,943	4,111

Total costs and expenses	258,384	347,414	325,599

Loss from operations	(31,392)	(16,040)	(91,892)
Interest income	4	2,671	3,280
Interest expense	(4,748)	(2,265)	(917)
Other income, net	140	761	50

Loss before income tax provision	(35,996)	(14,873)	(89,479)
Income tax provision	(5,657)	(5,560)	(7,087)
Equity in earnings (losses) of subsidiaries	21,005	(72,308)	(125,404)

Net loss from continuing operations	(20,648)	(92,741)	(221,970)

Income from discontinued operations, net of tax	5,187	1,796	1,978

Net loss attributable to Comverse, Inc.	$(15,461)	$(90,945)	$(219,992)

See notes to condensed financial statements.

COMVERSE, INC. (PARENT COMPANY ONLY)

STATEMENT OF COMPREHENSIVE LOSS

(In thousands)

	Fiscal Years Ended January 31,
	2012	2011	2010
Net loss	$(15,461)	$(90,945)	$(219,992)

Other Comprehensive income (loss), net of tax:
Foreign currency translation adjustments	4,523	(3,368)	(1,181)
Changes in accumulated OCI on available-for-sale securities, net of tax	—	(12)	(143)
Changes in accumulated OCI on cash flow hedges, net of tax	(619)	129	3,810

Other comprehensive income, net of tax	3,904	(3,251)	2,486

Comprehensive loss	$(11,557)	$(94,196)	$(217,506)

See notes to condensed financial statements.

COMVERSE, INC. (PARENT COMPANY ONLY)

CONDENSED STATEMENT OF CASH FLOWS

(In thousands)

	Fiscal Years Ended January 31,
	2012	2011	2010
Net cash provided by (used in) operating activities	$30,685	$5,408	$(84,153)

Cash flows from investing activities:
Investments in and net change in inter-company balances with subsidiaries	(40,359)	68,510	174,336
Purchase of property and equipment	(1,151)	(1,410)	(5,804)
Net change in restricted cash and bank time deposits	(262)	10,000	(10,000)

Net cash (used in) provided by investing activities	(41,772)	77,100	158,532

Cash flows from financing activities:
Decrease in net investment by CTI	(2,820)	(93,743)	(77,904)

Net cash used in financing activities	(2,820)	(93,743)	(77,904)

Effects of exchange rates on cash and cash equivalents	—	4	(4)
Net decrease in cash and cash equivalents	(13,907)	(11,231)	(3,529)
Cash and cash equivalents, beginning of year	32,234	43,465	46,994

Cash and cash equivalents, end of year	$18,327	$32,234	$43,465

See notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS OF THE REGISTRANT

1. BASIS OF PRESENTATION

Comverse, Inc. (the “Parent Company”) is a wholly-owned subsidiary of Comverse Technology, Inc. (“CTI”) organized as a Delaware corporation in November 1997.

Verint Merger and Contribution and sale of Starhome

On August 12, 2012, CTI entered into an agreement and plan of merger (the “Verint Merger Agreement”) with Verint Systems Inc. (“Verint”), a CTI majority-owned publicly-traded subsidiary, pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (the “Verint Merger”). The completion of the Verint Merger is subject to certain conditions, including the completion of the share distribution (as defined below) or other disposition by CTI of the Parent Company and its subsidiaries and that CTI dispose of its interest in Starhome B.V. (“Starhome”) prior to the consummation of the merger. As a result, on September 19, 2012, CTI contributed to the Parent Company its interest in Starhome, including its rights and obligations under the Starhome Share Purchase Agreement discussed below. Prior to its contribution to the Parent Company, Starhome was a privately-held consolidated subsidiary of CTI, in which CTI held a 66.5% equity interest.

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (the “Starhome Share Purchase Agreement”) with Fortissimo Capital Fund II (Israel), L.P., Fortissimo Capital Fund III (Israel), L.P. and Fortissimo Capital Fund III (Cayman), L.P. (collectively, “Fortissimo”) pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome (the “Starhome Disposition”).

The Share Distribution

On January 11, 2012, CTI announced its plan to spin–off the Parent Company and its subsidiaries as an independent, publicly-traded company, to be accomplished by means of a pro rata distribution of 100% of the Parent Company’s outstanding common shares to CTI’s shareholders (the “share distribution”). Following the share distribution, CTI will no longer hold any of the Parent Company’s outstanding capital stock and the Parent Company will be an independent, publicly traded company.

The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and the Parent Company and its subsidiaries from a nationally recognized provider of such opinions, final approval of the transaction by CTI’s Board, the approval of the share distribution by holders of at least two-thirds of the CTI common shares, final approval of certain material agreements by the boards of each of CTI and the Parent Company and completion of the review of the Parent Company’s registration statement on Form 10 by the Securities and Exchange Commission (the “SEC”).

Immediately prior to the share distribution, CTI will contribute to the Parent Company Exalink Ltd. (“Exalink”), a CTI wholly-owned subsidiary. Other than holding certain intellectual property rights, Exalink has no operations. Following the share distribution, the Parent Company and CTI will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between CTI and the Parent Company after the share distribution and to provide mechanisms for an orderly transition, the Parent Company intends to enter into agreements with CTI pursuant to which certain services and rights will be provided for following the share distribution, and the Parent Company and CTI will indemnify each other against certain liabilities arising from their respective businesses and the services that will be provided under such agreements.

Parent Company Presentation

Under a parent-only presentation, the Parent Company’s investments in its subsidiaries are presented under the equity method of accounting.

These parent-only condensed financial statements should be read in conjunction with the audited combined financial statements appearing elsewhere in this Information Statement.

Restrictions on Access to Subsidiary Cash

The ability of the Parent Company to access certain cash of its subsidiaries is subject to limitations. Starhome is precluded from paying cash dividends to its shareholders without the approval of certain minority shareholders pursuant to its investment agreements and without the consent of Fortissimo pursuant to the Starhome Share Purchase Agreement.

As of January 31, 2012 and 2011, the Parent Company’s Comverse Ltd. subsidiary was required to maintain an aggregate of $28.0 million and $25.0 million, respectively, as compensating cash balances under the terms of lines of credit that Comverse Ltd. has with two banks, restricting Comverse Ltd.’s ability to use such funds. As the Parent Company’s net assets as of January 31, 2012 are negative, these restrictions require presentation of condensed financial statements on a “parent-only” basis.

2. COMMITMENTS AND CONTINGENCIES

Guarantees

The Parent Company provides certain financial guarantees related primarily to certain customers in the ordinary course of business and operating lease agreements, which as of January 31, 2012 aggregated approximately $2.8 million, and in certain cases are backed by standby letters of credit or surety bonds. The Parent Company is only liable for the amounts of the customer related guarantees in the event of its nonperformance, which would permit the customer to exercise the guarantee. As of January 31, 2012 and 2011, the Parent Company believes that it was in compliance with its performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on the Parent Company’s results of operations, financial position or cash flows.

In addition, under the Distribution Agreement the Parent Company will enter into in connection with the share distribution, the Parent Company has agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution (see Note 25, Subsequent Events of the audited combined financial statements appearing elsewhere in this Information Statement).

Litigation Overview

The Parent Company is a party to various actions. For a more comprehensive discussion, see Note 24, Commitments and Contingencies of the audited combined financial statements appearing elsewhere in this Information Statement.

Investigation of Alleged Unlawful Payments

On April 7, 2011, CTI entered into a non-prosecution agreement with the DOJ and the SEC submitted a settlement agreement with CTI to the United States District Court for the Eastern District of New York for its approval, which was obtained on April 12, 2011. These agreements resolved allegations that CTI and certain of the Parent Company’s foreign subsidiaries violated the books and records and internal controls provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”) by inaccurately recording certain improper payments made from 2003 through 2006 by certain former employees and an external sales agent of Comverse Ltd. or its subsidiaries, in connection with the sale of certain products in foreign jurisdictions.

Under the non-prosecution agreement with the DOJ, CTI paid a fine of $1.2 million to the DOJ and the Parent Company and CTI agreed to continue to implement improvements in their internal controls and anti-

corruption practices and policies. Under the settlement agreement with the SEC, CTI paid approximately $1.6 million in disgorgement and pre-judgment interest and the Parent Company and CTI are required under a conduct-based injunction to comply with the books and records and internal controls provisions of the FCPA. Charges associated with this matter were recorded by Comverse Ltd. during the fiscal year ended January 31, 2009.

3. DEBT

Loan Agreement with CTI

On May 9, 2012, the Parent Company entered into a revolving loan agreement (the “Loan Agreement”) with CTI, pursuant to which CTI extended the Parent Company a $25.0 million revolving credit facility. Borrowings under the Loan Agreement are to be used to fund the Parent Company’s operating expenses and working capital needs. As of July 31, 2012, $9.0 million of borrowings were outstanding under the Loan Agreement. For a more detailed discussion, see Note 25, Subsequent Events of the audited combined financial statements appearing elsewhere in this Information Statement.

4. DISCONTINUED OPERATIONS

Under the terms of the Starhome Share Purchase Agreement, Starhome’s shareholders are expected to receive aggregate cash proceeds of approximately $80.3 million, subject to adjustment for fees, transaction expenses and certain taxes. Of this amount, $10.5 million will be held in escrow to cover potential post-closing indemnification claims, with $5.5 million being released after 18 months (less any claims made on or prior to such date) and the remainder released after 24 months. The Parent Company is expected to receive aggregate net cash consideration (including amounts deposited in escrow at closing) of approximately $37.4 million, after payments that CTI agreed to make to certain other Starhome shareholders of up to $4.5 million.

CTI and the other Starhome shareholders have made customary representations and warranties and covenants in the Starhome Share Purchase Agreement, including an agreement not to solicit Starhome employees or interfere with Starhome’s clients, customers, suppliers, licensors or other business relationships for a period of four years following the closing. CTI has also agreed for a period of four years following the closing that it will not, and will cause its affiliates (other than Verint) not to, create, design, develop or offer for sale any product or service which directly competes with any products or services offered by Starhome, subject to certain limited exceptions. In addition, the Starhome Share Purchase Agreement contemplates that Starhome and the Parent Company will enter into a transition services agreement at the closing of the Starhome Disposition.

Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or Fortissimo may terminate the Starhome Share Purchase Agreement; provided, that the Starhome Share Purchase Agreement may not be terminated by Fortissimo before December 31, 2012 in the event that a creditor objects to the consummation of the Starhome Disposition and notice has been given that Starhome intends to contest such objection.

The Parent Company does not expect to have significant continuing involvement in Starhome’s operations following the closing of the Starhome Disposition, and accordingly, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in the Parent Company’s condensed statements of operations for all fiscal years presented and the assets and liabilities of Starhome are included in discontinued operations as separate components in the Parent Company’s condensed balance sheets as of all dates presented.

The Parent Company’s share in Starhome’s income, net of tax was $5.2 million, $1.8 million and $2.0 million for the fiscal years ended January 31, 2012, 2011, and 2010, respectively, and is reflected in discontinued operations, less applicable taxes, as a separate component of net loss in the Parent Company’s condensed statements of operations.

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

	Balance at Beginning of Fiscal Year	Additions Charged (Credited) to Expenses	Net Deductions (Recoveries)	Other(1)	Balance at End of Fiscal Year
	(In thousands)
Allowance for doubtful accounts:
Fiscal Year Ended January 31, 2012	$7,669	$4,811	$(3,166)	$(146)	$9,168
Fiscal Year Ended January 31, 2011	11,981	(467)	(4,721)	876	7,669
Fiscal Year Ended January 31, 2010	9,714	2,402	(483)	348	11,981

Valuation allowance on income tax assets:
Fiscal Year Ended January 31, 2012	$(224,226)	$(7,379)	$—	$396	$(231,209)
Fiscal Year Ended January 31, 2011	(210,782)	(14,267)	—	823	(224,226)
Fiscal Year Ended January 31, 2010	(192,045)	(14,904)	—	(3,833)	(210,782)

(1)	Primarily consists of adjustments to equity and other adjustments.

COMVERSE, INC.

CONDENSED COMBINED BALANCE SHEETS

(UNAUDITED)

(In thousands)

	July 31,	January 31,
	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	$116,320	$160,726
Restricted cash and bank time deposits	28,622	28,893
Accounts receivable, net of allowance of $8,722 and $9,168, respectively	148,142	132,003
Inventories	30,426	27,275
Deferred cost of revenue	34,455	34,364
Deferred income taxes	5,603	8,441
Prepaid expenses and other current assets	37,582	53,074
Receivables from affliates	2,414	2,576
Current assets of discontinued operations	43,357	40,773

Total current assets	446,921	488,125
Property and equipment, net	41,270	44,687
Goodwill	155,450	155,517
Intangible assets, net	13,957	22,034
Deferred cost of revenue	93,377	107,878
Deferred income taxes	9,414	10,153
Other assets	61,397	65,592
Noncurrent assets of discontinued operations	8,827	8,961

Total assets	$830,613	$902,947

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued expenses	$171,998	$187,773
Deferred revenue	341,584	347,891
Deferred income taxes	8,755	8,742
Income taxes payable	2,570	2,647
Current liabilities of discontinued operations	27,924	27,984

Total current liabilities	552,831	575,037
Deferred revenue	155,844	201,998
Deferred income taxes	39,106	40,595
Notes payable to CTI	18,286	8,536
Other long-term liabilities	142,042	147,438
Noncurrent liabilities of discontinued operations	3,143	5,430

Total liabilities	911,252	979,034

Commitments and contingencies
Equity:
Net investment of CTI	(115,567)	(104,073)
Accumulated other comprehensive income	26,788	20,999

Total Comverse, Inc. stockholders’ equity	(88,779)	(83,074)
Noncontrolling interest	8,140	6,987

Total equity	(80,639)	(76,087)

Total liabilities and equity	$830,613	$902,947

The accompanying notes are an integral part of these condensed combined financial statements.

COMVERSE, INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In thousands)

	Six Months Ended July 31,
	2012	2011
Revenue:
Product revenue	$99,539	$114,629
Service revenue	209,437	231,190

Total revenue	308,976	345,819

Costs and expenses:
Product costs	51,933	58,569
Service costs	146,668	162,948
Research and development, net	38,864	48,717
Selling, general and administrative	79,497	90,619
Other operating expenses:
Restructuring charges	1,107	13,050

Total costs and expenses	318,069	373,903

Loss from operations	(9,093)	(28,084)
Interest income	443	883
Interest expense	(376)	(471)
Interest expense on notes payable to CTI	(250)	(182)
Other expense, net	(3,896)	(2,556)

Loss before income tax provision	(13,172)	(30,410)
Income tax provision	(7,324)	(11,850)

Net loss from continuing operations	(20,496)	(42,260)
Income from discontinued operations, net of tax	4,711	3,204

Net loss	(15,785)	(39,056)
Less: net income attributable to noncontrolling interest	(1,010)	(1,407)

Net loss attributable to Comverse, Inc.	$(16,795)	$(40,463)

The accompanying notes are an integral part of these condensed combined financial statements.

COMVERSE, INC.

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands)

	Six Months Ended July 31,
	2012	2011
Net loss	$(15,785)	$(39,056)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	7,081	(2,951)
Changes in cash flow hedges, net of tax	(1,335)	(428)

Other comprehensive income (loss), net of tax	5,746	(3,379)

Comprehensive loss	(10,039)	(42,435)

Less: comprehensive income attributable to noncontrolling interest	(967)	(1,393)

Comprehensive loss attributable to Comverse, Inc.	$(11,006)	$(43,828)

The accompanying notes are an integral part of these condensed combined financial statements.

COMVERSE, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands)

	Six Months Ended July 31,
	2012	2011
Net cash used in operating activities - continuing operations	$(50,496)	$(38,034)
Net cash (used in) provided by operating activities - discontinued operations	(2,964)	3,920

Net cash used in operating activities	(53,460)	(34,114)

Cash flows from investing activities:
Purchase of property and equipment	(3,269)	(2,574)
Net change in restricted cash and bank time deposits	5	(9,745)
Proceeds from asset sales	309	1,409
Other, net	—	160

Net cash used in investing activities - continuing operations	(2,955)	(10,750)
Net cash used in investing activities - discontinued operations	(153)	(144)

Net cash used in investing activities	(3,108)	(10,894)

Cash flows from financing activities:
Increase in net investment of CTI	1,669	1,809
Borrowing under notes payable to CTI	9,500	—
Repayment of lines of credit and other financing obligations	(32)	(6,025)

Net cash provided by (used in) financing activities - continuing operations	11,137	(4,216)
Net cash provided by (used in) financing activities - discontinued operations	—	—

Net cash provided by (used in) financing activities	11,137	(4,216)

Effects of exchange rates on cash and cash equivalents	(2,092)	6,084

Net decrease in cash and cash equivalents	(47,523)	(43,140)
Cash and cash equivalents, beginning of period including cash from discontinued operations	193,192	213,038

Cash and cash equivalents, end of period including cash from discontinued operations	145,669	169,898
Less: Cash and cash equivalents of discontinued operations, end of period	(29,349)	(24,985)

Cash and cash equivalents, end of period	$116,320	$144,913

The accompanying notes are an integral part of these condensed combined financial statements.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

(UNAUDITED)

1.	ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Comverse, Inc. (the “Company”) is a wholly-owned subsidiary of Comverse Technology, Inc. (“CTI”) organized as a Delaware corporation in November 1997.

The Company is a leading provider of software-based products, systems and related services that:

•

provide converged, prepaid and postpaid billing and active customer management systems (“Business Support Systems” or “BSS”) for wireless, wireline and cable network operators delivering a value proposition designed to ensure timely and efficient service monetization, consistent customer experience, reduced complexity and cost, and enable real-time marketing based on all relevant customer profile information;

•

enable wireless and wireline (including cable) network-based Value-Added Services (“VAS”), comprised of two categories—Voice and Messaging—that include voicemail, visual voicemail, call completion, short messaging service (“SMS”) text messaging (“texting”), multimedia picture and video messaging, and Internet Protocol (“IP”) communications; and

•	provide wireless users with optimized access to Internet websites, content and applications, manage and enforce policy and generate data usage and revenue for wireless operators.

The Company’s products and services are used by more than 450 wireless, wireline and cable network communication service providers in more than 125 countries, including the majority of the world’s 100 largest wireless network operators. The Company’s products and services are designed to generate voice and data network traffic, increase revenue and customer loyalty, monetize services and improve operational efficiency.

The Share Distribution

On January 11, 2012, CTI announced its plan to spin–off the Company as an independent, publicly-traded company, to be accomplished by means of a pro rata distribution of 100% of the Company’s outstanding common shares to CTI’s shareholders (the “share distribution”). Following the share distribution, CTI will no longer hold any of the Company’s outstanding capital stock, and the Company will be an independent, publicly-traded company.

The share distribution is subject to a number of conditions, including receipt of an opinion with respect to the capital adequacy of CTI and the Company from a nationally recognized provider of such opinions, final approval of the transaction by CTI’s Board, the approval of the share distribution by holders of at least two-thirds of the CTI common shares, final approval of certain material agreements by the boards of each of CTI and the Company and completion of the review of the Company’s registration statement on Form 10 by the Securities and Exchange Commission (the “SEC”).

Immediately prior to the share distribution, CTI will contribute to the Company Exalink Ltd. (“Exalink”), its wholly-owned subsidiary. Other than holding certain intellectual property rights, Exalink has no operations. Following the share distribution, the Company and CTI will operate independently, and neither will have any ownership interest in the other. In order to govern certain ongoing relationships between CTI and the Company after the share distribution and to provide mechanisms for an orderly transition, the Company intends to enter into agreements with CTI pursuant to which certain services and rights will be provided for following the share distribution, and the Company and CTI will indemnify each other against certain liabilities arising from their respective businesses and the services that will be provided under such agreements (see Note 19, Subsequent Events).

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

Merger of CTI and Verint

As a result of the Company’s efforts to evaluate and eliminate CTI’s holding company structure, on August 12, 2012, CTI entered into an agreement and plan of merger (the “Verint Merger Agreement”) with Verint Systems Inc. (“Verint”), its majority-owned publicly traded subsidiary, pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (the “Verint Merger”). Completion of the Verint Merger is contingent upon, among other things, completion by CTI of the disposition of its significant assets and liabilities (including the Company and Starhome B.V. (“Starhome”)), other than its ownership interest in Verint (see Note 19, Subsequent Events).

Contribution and Sale of Starhome

Starhome is a provider of wireless service mobility solutions that enhance international roaming. Wireless operators use Starhome’s software-based solutions to generate additional revenue and to improve profitability by directing international roaming traffic to preferred networks and by providing a wide range of services to subscribers traveling outside their home network.

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (the “Starhome Share Purchase Agreement”) with Fortissimo Capital Fund II (Israel), L.P., Fortissimo Capital Fund III (Israel), L.P. and Fortissimo Capital Fund III (Cayman), L.P. (collectively, “Fortissimo”) pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome (the “Starhome Disposition”). Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or Fortissimo may terminate the Starhome Share Purchase Agreement; provided, that the Starhome Share Purchase Agreement may not be terminated by Fortissimo before December 31, 2012 in the event that a creditor objects to the consummation of the Starhome Disposition and notice has been given that Starhome intends to contest such objection.

It is a condition to the Verint Merger that CTI dispose of its interest in Starhome prior to the consummation of the merger. As a result, on September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement, in order to ensure it can meet the condition to the Verint Merger. As of the date hereof, the Company holds 66.5% of Starhome’s outstanding share capital.

As a result of the anticipated Starhome Disposition, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net income (loss) in the Company’s condensed combined statements of operations for all periods presented. The assets and liabilities of Starhome are included in discontinued operations as separate components to the Company’s condensed combined balance sheets as of all dates presented (see Note 12, Discontinued Operations).

Condensed Combined Financial Statements Preparation

The condensed combined financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and on the same basis as the audited combined financial statements appearing elsewhere in this Information Statement.

The condensed combined statements of operations, comprehensive loss and cash flows for the periods ended July 31, 2012 and 2011, and the condensed combined balance sheet as of July 31, 2012 are not audited but in the

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

opinion of management reflect all adjustments that are of a normal recurring nature and that are considered necessary for a fair presentation of the results of the periods presented. The combined balance sheet as of January 31, 2012 is derived from the audited combined financial statements appearing elsewhere in the Information Statement. Certain information and disclosures normally included in audited combined financial statements have been omitted in these condensed combined financial statements pursuant to the rules and regulations of the SEC. Because the condensed combined financial statements do not include all of the information and disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the audited combined financial statements and notes appearing elsewhere in the Information Statement. The results for interim periods are not necessarily indicative of a full fiscal year’s results.

The Company’s condensed combined financial statements have been derived from the condensed consolidated financial statements and accounting records of CTI, using the historical results of operations, and historical basis of assets and liabilities of the Company’s business. The Company’s condensed combined financial statements combine, on the basis of common control, the results of operations and financial position of the Company and its subsidiaries with Starhome (66.5% owned by CTI as of July 31, 2012) and Exalink. Management believes the assumptions and methodologies underlying the allocation of general, corporate expenses from CTI are reasonable (see Note 3, Expense Allocations). However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly-traded company or of the costs expected to be incurred in the future. As such, the condensed combined financial statements included herein may not necessarily reflect the Company’s results of operations, financial position, comprehensive loss or cash flows in the future or what its results of operations, financial position, comprehensive loss or cash flows would have been had the Company been an independent company during the periods presented.

Transactions between the Company and CTI and CTI’s other subsidiaries have been identified in the condensed combined financial statements as transactions between related parties (see Note 15, Related Party Transactions).

For the purposes of the condensed combined statements of cash flows, the Company reflects transactions with CTI as a financing activity.

Intercompany accounts and transactions within the Company have been eliminated.

Use of Estimates

The preparation of the condensed combined financial statements and the accompanying notes in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses.

The most significant estimates include:

•

Estimates relating to the recognition of revenue, including the determination of vendor specific objective evidence (“VSOE”) of fair value and the determination of best estimate of selling price for multiple element arrangements;

•	Inventory write-off;

•	Allowance for doubtful accounts;

•	Fair value of CTI stock-based compensation;

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

•	Allocation of expenses by CTI to the Company;

•	Fair value of reporting units for the purpose of goodwill impairment testing;

•	Valuation of other intangible assets;

•	Valuation of investments and financial instruments;

•	Realization of deferred tax assets; and

•	The identification and measurement of uncertain tax positions.

The Company’s actual results may differ from its estimates.

Cash Position

The Company incurred substantial losses and had negative cash flows during the three fiscal years ended January 31, 2012 and the six months ended July 31, 2012.

The Company forecasts that available cash and cash equivalents will be sufficient to meet its liquidity needs, including capital expenditures, for at least the next 12 months. The Company’s forecast is based upon a number of assumptions, which the Company believes are reasonable. However, should one or more of the assumptions prove incorrect, or should one or more of the risks or uncertainties attendant to the Company and its business materialize, the Company’s business and operations could be materially adversely affected and, in such event, the Company may need to seek new borrowings, asset sales or the issuance of equity or debt securities. Management believes that sources of liquidity could be identified.

2.	RECENT ACCOUNTING PRONOUNCEMENTS

Standards Implemented

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued updated accounting guidance to amend existing requirements for fair value measurements and disclosures. The guidance expands the disclosure requirements around fair value measurements categorized in Level 3 of the fair value hierarchy and requires disclosure of the level in the fair value hierarchy of items that are not measured at fair value but whose fair value must be disclosed. It also clarifies and expands upon existing requirements for fair value measurements of financial assets and liabilities as well as instruments classified in stockholders’ equity. The guidance was effective for the Company for the interim period ended July 31, 2012. The adoption of this guidance did not materially impact the Company’s condensed combined financial statements.

Standards to be Implemented

In July 2012, the FASB issued new accounting guidance on indefinite-lived intangible assets. The new guidance provides an entity the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. The guidance is effective for the Company for annual and, if any, interim impairment tests in the fiscal year ending January 31, 2014, with early adoption permitted. The Company believes that the adoption of this guidance will not have a material impact on its condensed combined financial statements.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

3.	EXPENSE ALLOCATIONS

CTI provides a variety of services to the Company. CTI directly assigned, where possible, certain general and administrative costs to the Company based on actual use of those services. Where direct assignment of costs is not possible, or practical, CTI uses other indirect methods to estimate the allocation of costs. Allocated costs include general support services such as information technology, legal services, human resource services, general accounting and finance, and executive support. Substantially all of these allocations are reflected in “Selling, general, and administrative” expenses in the Company’s condensed combined statements of operations.

Employee compensation and overhead expenses were allocated utilizing a time study of CTI employees’ percentage of time spent on Company-related matters. External vendor expenses were allocated based on information provided by the vendor or an internal analysis of benefits derived by the Company from the services incurred by CTI.

The Company considered these expense allocations to be a reasonable reflection of the utilization of services provided. The allocations may not, however, reflect the expense the Company would have incurred as an independent company. Actual costs which may have been incurred if the Company had been an independent company for the six months ended July 31, 2012 and 2011 would depend on a number of factors, including how the Company chose to organize itself, and what, if any, functions were outsourced or performed by the Company’s employees.

The following table presents the expense allocations from CTI reflected in the Company’s condensed combined statements of operations:

	Six Months Ended July 31,
	2012	2011
	(In thousands)
Employee compensation expenses	$1,427	$3,917
Overhead expenses and external vendor expenses	3,743	9,259

Total	$5,170	$13,176

Net Investment of CTI

CTI primarily uses a centralized approach for cash management and for financing of its operations with all related activity between the Company and CTI, reflected as equity transactions in “Net investment of CTI” in the condensed combined balance sheets. Intercompany transactions between the Company and CTI primarily include: (i) borrowings from CTI used to fund operations and capital expenditures, as well as repayment thereof and (ii) allocations of CTI’s corporate expenses identified above.

Certain loan arrangements between CTI and the Company not included in “Net investment of CTI” are disclosed in Note 7 Debt and Note 15, Related Party Transactions.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

4.	INVENTORIES

Inventories as of July 31, 2012 and January 31, 2012 consist of:

	July 31, 2012	January 31, 2012
	(In thousands)
Raw materials	$20,872	$18,835
Work in process	9,391	8,290
Finished goods	163	150

	$30,426	$27,275

5.	INTANGIBLE ASSETS, NET

Amortization of intangible assets was $8.1 million and $9.0 million for the six months ended July 31, 2012 and 2011, respectively.

6.	RESTRUCTURING

The Company reviews its business, manages costs and aligns resources with market demand and in conjunction with various acquisitions. As a result, the Company has taken several actions to improve its cash position, reduce fixed costs, eliminate redundancies, strengthen operational focus and better position itself to respond to market pressures or unfavorable economic conditions.

Third Quarter 2010 Restructuring Initiatives and Business Transformation

During the second half of the fiscal year ended January 31, 2011, the Company commenced certain initiatives to improve its cash position, including a plan to restructure its operations with a view towards aligning operating costs and expenses with anticipated revenue. The Company implemented the first phase of such plan commencing in the third quarter of the fiscal year ended January 31, 2011, reducing its annualized operating costs. During the fiscal year ended January 31, 2012, the Company implemented a second phase of measures (the “Phase II Business Transformation”) that focuses on process reengineering to maximize business performance, productivity and operational efficiency. As part of the Phase II Business Transformation, the Company restructured its operations into new business units that are designed to improve operational efficiency and business performance. One of the primary purposes of the Phase II Business Transformation is to solidify the Company’s leadership in BSS and leverage the growth in mobile data usage, while maintaining its leading market position in VAS and implementing further cost savings through operational efficiencies and strategic focus. In relation to these restructuring plans, the Company recorded severance-related costs of $0.5 million during the six months ended July 31, 2012. Severance-related costs of $2.9 million were paid during the six months ended July 31, 2012.

Netcentrex 2010 Initiative

During the fiscal year ended January 31, 2011, management, as part of initiatives to improve focus on the Company’s core business and to maintain its ability to face intense competitive pressures in its markets, approved the first phase of a restructuring plan to eliminate staff positions primarily located in France. During the fiscal year ended January 31, 2012, the Company began the second phase of its Netcentrex restructuring plan. In relation to these initiatives, the Company recorded severance and facilities related costs of $0.9 million and paid $0.6 million of such costs during the six months ended July 31, 2012. The remaining costs of $1.2 million

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

relating to the Netcentrex second phase are expected to be substantially paid by January 31, 2013. Although Netcentrex is not focusing its efforts on increasing its customer base, as part of its commitment to its customers, Netcentrex is providing, and is expected to continue to provide, maintenance, support and certain other services to address the ongoing needs of its existing customer base.

The following table represents a roll forward of the workforce reduction and restructuring activities noted above:

	Third Quarter 2010 Initiative (1)		Netcentrex 2010 Initiative
	Severance Related	Facilities Related	Severance Related	Facilities Related	Total
			(In thousands)
For the Six Months Ended July 31, 2012
January 31, 2012	$2,486	$8	$1,178	$—	$3,672
Charges	531	—	13	872	1,416
Change in assumptions	(136)	(8)	(165)	—	(309)
Translation adjustments	(2)	—	(42)	(50)	(94)
Paid or utilized	(2,850)	—	(395)	(218)	(3,463)

July 31, 2012	$29	$—	$589	$604	$1,222

	Third Quarter 2010 Initiative (1)		Netcentrex 2010 Initiative	First Quarter 2010 Initiative		Pre 2010 initiatives
	Severance Related	Facilities Related	Severance Related	Severance Related	Facilities Related	Severance Related	Facilities Related	Total
				(In thousands)
For the Six Months Ended July 31, 2011
January 31, 2011	$2,462	$86	$2,910	$6	$94	$227	$29	$5,814
Charges	6,128	17	6,692	—	13	272	80	13,202
Change in assumptions	(140)	—	(12)	(3)	—	1	2	(152)
Translation adjustments	—	—	514	—	—	—	—	514
Paid or utilized	(7,134)	(68)	(3,871)	(3)	(107)	(500)	(96)	(11,779)

July 31, 2011	$1,316	$35	$6,233	$—	$—	$—	$15	$7,599

(1)	Includes charges attributable to the Phase II Business Transformation.

7.	DEBT

Debt incurred by the Company was primarily extended by CTI.

Comverse Ltd. Lines of Credit

As of July 31, 2012 and January 31, 2012, Comverse Ltd., the Company’s wholly-owned Israeli subsidiary, had a $20.0 million line of credit with a bank to be used for various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. This line of credit is not available for borrowings. The line of credit bears no interest and is subject to renewal on an annual basis. Comverse Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts utilized under the line of credit. As of July 31, 2012 and January 31, 2012, Comverse Ltd. had utilized $17.5 million and $17.8 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

As of July 31, 2012 and January 31, 2012, Comverse Ltd. had an additional line of credit with a bank for $8.0 million, to be used for borrowings, various performance guarantees to customers and vendors, letters of credit and foreign currency transactions in the ordinary course of business. The line of credit bears no interest other than on borrowings thereunder and is subject to renewal on an annual basis. Borrowings under the line of credit bear interest at an annual rate of LIBOR plus a variable margin determined based on the bank’s underlying cost of capital. Comverse Ltd. is required to maintain cash balances with the bank of no less than the capacity under the line of credit at all times regardless of amounts borrowed or utilized under the line of credit. As of July 31, 2012 and January 31, 2012, Comverse Ltd. had no outstanding borrowings under the line of credit. As of July 31, 2012 and January 31, 2012, Comverse Ltd. had utilized $7.0 million and $3.3 million, respectively, of capacity under the line of credit for guarantees and foreign currency transactions.

Other than Comverse Ltd.’s requirement to maintain cash balances with the banks as discussed above, the lines of credit have no financial covenants. These cash balances required to be maintained with the banks were classified as “Restricted cash and bank time deposits” and long-term restricted cash included in “Other assets” within the condensed combined balance sheets as of July 31, 2012 and January 31, 2012.

Note Payable to CTI

On January 11, 2011, the Company entered into a promissory note to borrow up to $10.0 million from CTI, with the note scheduled to mature on January 11, 2016. Borrowings may be prepaid by the Company without penalty. The contractual interest rate applicable to borrowings under this promissory note is LIBOR plus 4.0%. The interest expense for the six months ended July 31, 2012 and 2011 was negligible and the amount owed to CTI as of July 31, 2012 and January 31, 2012, including accrued interest, was approximately $9.3 million and $8.5 million, respectively.

Loan Agreement with CTI

On May 9, 2012, the Company entered into a revolving loan agreement (the “Loan Agreement”) with CTI, pursuant to which CTI extended the Company a $25.0 million revolving credit facility. Borrowings under the Loan Agreement are to be used to fund the Company’s operating expenses and working capital needs. As of July 31, 2012, $9.0 million of borrowings were outstanding under the Loan Agreement. Loans disbursed under the Loan Agreement mature on May 9, 2013, unless extended by CTI.

The commitment period under the Loan Agreement terminates on the earlier of (a) November 9, 2012, (b) the date upon which the Company and CTI cease to be affiliates, (c) the effective date of the share distribution, and (d) CTI’s contribution to the Company’s capital of substantially all of CTI’s cash in anticipation of the share distribution. CTI’s funding obligation under the Loan Agreement is subject to certain conditions, including the Company providing CTI with a budget acceptable to CTI in its sole and absolute discretion.

Borrowings under the Loan Agreement bear interest at the one-month London Interbank Offered Rate (“LIBOR”) plus 4.00%. The Loan Agreement provides for the mandatory prepayment of the principal and interest outstanding under the Loan Agreement with all cash swept from the Company’s bank accounts from time to time in accordance with the Company’s cash management operations with CTI.

The Company’s obligations under the Loan Agreement are unsecured. The Loan Agreement does not contain any restrictive covenants but does contain customary events of default.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

8.	DERIVATIVES AND FINANCIAL INSTRUMENTS

The Company entered into derivative arrangements to manage a variety of risk exposures during the six months ended July 31, 2012 and 2011, including foreign currency risk related to forecasted foreign currency denominated payroll costs. The Company assessed the counterparty credit risk for each party related to its derivative financial instruments for the periods presented.

Forward Contracts

During the six months ended July 31, 2012 and 2011, the Company entered into a series of short-term foreign currency forward contracts to limit the variability in exchange rates between the U.S. dollar (the “USD”) and the new Israeli shekel (“NIS”) to hedge probable cash flow exposure from expected future payroll expense. The transactions qualified for cash flow hedge accounting under the FASB’s guidance and there was no hedge ineffectiveness. Accordingly, the Company recorded all changes in fair value of the forward contracts as part of other comprehensive income (loss) in the condensed combined statement of comprehensive loss. Such amounts are reclassified to the condensed combined statements of operations when the effects of the item being hedged are recognized in the condensed combined statements of operations. The Company’s derivatives outstanding as of July 31, 2012 are short-term in nature and are due to contractually settle within the next twelve months.

The following tables summarize the Company’s derivative positions and their respective fair values as of July 31, 2012 and January 31, 2012:

	July 31, 2012
Type of Derivative	Notional Amount	Balance Sheet Classification	Fair Value
	(In thousands)
Assets
Derivatives designated as hedging instruments
Short-term foreign currency forward	$23,415	Prepaid expenses and other current assets	$971

Total assets			$971

	January 31, 2012
Type of Derivative	Notional Amount	Balance Sheet Classification	Fair Value
		(In thousands)
Assets
Derivatives designated as hedging instruments
Short-term foreign currency forward	$36,600	Prepaid expenses and other current assets	$236

Total assets			$236

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

The following tables summarize the Company’s classification of gains and losses on derivative instruments for the six months ended July 31, 2012 and 2011:

	Six Months Ended July 31, 2012
	Gain (Loss)
Type of Derivative	Recognized In Other Comprehensive Income	Reclassified from Accumulated Other Comprehensive Income Into Statement of Operations (1)	Recognized In Other (Expense) Income, Net
	(In thousands)
Derivatives designated as hedging instruments
Foreign currency forward	$(1,814)	$607	$—

Total	$(1,814)	$607	$—

	Six Months Ended July 31, 2011
	Gain (Loss)
Type of Derivative	Recognized In Other Comprehensive Income	Reclassified from Accumulated Other Comprehensive Income Into Statement of Operations (1)	Recognized In Other (Expense) Income, Net
	(In thousands)
Derivatives designated as hedging instruments
Foreign currency forward	$3,324	$(3,712)	$—

Total	$3,324	$(3,712)	$—

(1)	Amounts reclassified from accumulated other comprehensive income into the statement of operations are classified as operating expenses.

The components of other comprehensive loss (“OCI”) related to cash flow hedges are as follows:

	Six Months Ended July 31,
	2012	2011
	(In thousands )
Accumulated OCI related to cash flow hedges, beginning of the period	$234	$853
Unrealized (loss) gains on cash flow hedges	(1,960)	3,339
Reclassification adjustment for gains included in net loss	625	(3,767)

Changes in accumulated OCI on cash flow hedges, net of tax(1)	(1,335)	(428)

Other comprehensive income attributable to noncontrolling interest	43	14

Accumulated OCI related to cash flow hedges, end of the period	$(1,058)	$439

(1)	There was no tax impact on OCI related to cash flow hedges for the six months ended July 31, 2012 and 2011.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

9.	FAIR VALUE MEASUREMENTS

Under the FASB’s guidance, fair value is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., “the exit price”).

The FASB’s guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The fair value hierarchy consists of three levels based on the reliability of inputs as follows:

•

Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

•

Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. Changes in the observability of valuation inputs may result in transfers within fair value measurement hierarchy. All transfers into and/or out of all levels are assumed to occur at the end of the reporting period. The Company did not have any transfers between levels of the fair value measurement hierarchy during the six months ended July 31, 2012 and 2011.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The fair value of financial instruments is estimated by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Commercial paper. The Company uses quoted prices for similar assets and liabilities.

Money Market Funds. The Company values these assets using quoted market prices for such funds.

Derivative assets. The fair value of derivative instruments is based on quotes or data received from counterparties and third party financial institutions. These quotes are reviewed for reasonableness by discounting the future estimated cash flows under the contracts, considering the terms and maturities of the contracts and markets rates for similar contracts using readily observable market prices thereof.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

The following tables present financial instruments according to the fair value hierarchy as defined by the FASB’s guidance as of July 31, 2012 and January 31, 2012:

Financial Assets Measured at Fair Value on a Recurring Basis as of July 31, 2012

	July 31, 2012
	Quoted Prices to Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
Financial Assets:
Commercial paper (1)	$—	$9,386	$—	$9,386
Derivative assets	—	971	—	971

	$—	$10,357	$—	$10,357

Financial Assets Measured at Fair Value on a Recurring Basis as of January 31, 2012

	January 31, 2012
	Quoted Prices to Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value
	(In thousands)
Financial Assets:
Commercial paper (1)	$—	$9,383	$—	$9,383
Derivative assets	—	236	—	236

	$—	$9,619	$—	$9,619

(1)	As of July 31, 2012 and January 31, 2012, $9.4 million of commercial paper and money market funds were classified in “Cash and cash equivalents” within the condensed combined balance sheets.

Assets and Liabilities Not Measured at Fair Value on a Recurring Basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, the Company also measures certain assets and liabilities at fair value on a nonrecurring basis. The Company measures non-financial assets, including goodwill, intangible assets and property, plant and equipment, at fair value when there is an indication of impairment. These assets are recorded at fair value only when an impairment charge is recognized. The Company has elected not to apply the fair value option for non-financial assets and non-financial liabilities.

10.	SEVERANCE

Under Israeli law, the Company is obligated to make severance payments under certain circumstances to employees of its Israeli subsidiaries on the basis of each individual’s current salary and length of employment. The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent monthly salary of the employee multiplied by the number of years of employment, as of the balance

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The gross severance liability as of July 31, 2012 and January 31, 2012 was $45.5 million and $47.0 million, respectively, and is included in “Other long-term liabilities” within the condensed combined balance sheets. A portion of such liability is funded by monthly deposits into insurance policies, which are restricted to only be used to satisfy such severance payments. The amount of deposits is classified in “Other assets” within the condensed combined balance sheets as severance pay fund in the amounts of $33.2 million and $35.5 million as of July 31, 2012 and January 31, 2012, respectively.

11.	STOCK-BASED COMPENSATION

Certain employees of the Company have historically received, under stock incentive compensation plans maintained by CTI, share-based awards, including stock options, deferred stock unit and restricted stock awards, entitling the recipients to acquire or receive shares of CTI common stock. Accordingly, the following presentation reflects the stock-based compensation expense attributable to awards granted by CTI to employees of the Company. Amounts presented may not be indicative of future stock-based compensation expense and may not necessarily reflect the stock-based compensation expense that the Company would have recorded had it been an independent, publicly-traded company for the periods presented.

Stock-based compensation expense associated with awards made by CTI to the employees of the Company is included in the Company’s condensed combined statements of operations as follows:

	Six Months Ended July 31,
	2012	2011
	(In thousands)
Stock options:
Product costs	$—	$7
Service costs	24	24
Research and development, net	4	19
Selling, general and administrative	187	109

	215	159

Restricted/Deferred stock awards:
Service costs	712	281
Research and development, net	400	223
Selling, general and administrative	2,305	1,034

	3,417	1,538

Total	$3,632	$1,697

Stock-based compensation expense associated with awards granted by CTI and options granted by Starhome to Starhome’s employees is included in discontinued operations and therefore not presented in the table above. For the six months ended July 31, 2012 and 2011, such stock-based compensation expense was $0.2 million for both periods.

CTI’s Restricted Period

As a result of the delinquency in the filing of periodic reports under the Exchange Act since April 2006, CTI had been ineligible to use its registration statements on Form S-8 for the offer and sale of equity securities, including equity securities issuable upon exercise of stock options by employees. Consequently, to ensure that it

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

did not violate the federal securities laws, CTI prohibited the exercise of vested stock options from April 2006 until such time as it was determined that CTI has filed all periodic reports required in a 12-month period and had an effective registration statement on Form S-8 on file with the SEC. This period is referred to as the “restricted period.” In October 2011, CTI resumed option exercises.

Restricted Awards and Stock Options

CTI granted restricted stock unit awards (“RSU”) awards, deferred stock unit (“DSU”) awards (collectively “Restricted Awards”) and stock options under its various stock incentive plans.

During the six months ended July 31, 2012 and 2011, CTI granted RSU awards covering an aggregate of 3,186,696 shares and DSU awards covering 845,000 shares, respectively, of CTI’s common stock to certain executive officers and key employees of the Company.

During the six months ended July 31, 2012, CTI granted stock options to purchase an aggregate of 1,088,644 shares of CTI’s common stock to certain executive officers. No options were granted in the six months ended July 31, 2011.

During the six months ended July 31, 2012, 4,502 shares of CTI common stock were issued to certain employees of the Company upon exercise of stock options under CTI’s stock incentive plans. Total proceeds for these shares were negligible.

As of July 31, 2012, stock options to purchase 3,399,530 shares of CTI’s common stock and Restricted Awards with respect to 3,783,603 shares of CTI’s common stock granted to employees of the Company were outstanding and 17,269,072 shares of CTI’s common stock were available for future grant under CTI’s Stock Incentive Compensation Plans.

The total fair value of Restricted Awards vested during the six months ended July 31, 2012 and 2011 was $3.7 million and $2.4 million, respectively. As of July 31, 2012, the unrecognized compensation expense related to unvested Restricted Awards was $21.9 million, which is expected to be recognized over a weighted-average period of 2.3 years.

Outstanding stock options as of July 31, 2012 include unvested stock options to purchase 1,088,644 shares of CTI’s common stock with a weighted-average grant date fair value of $2.02, an expected term of 4 years and a total fair value of $2.2 million. The unrecognized compensation cost related to the remaining unvested stock options to purchase CTI’s common stock was $2.1 million, which is expected to be recognized over a weighted average period of 2.98 years.

The fair value of stock options to purchase CTI’s common stock vested during the six months ended July 31, 2012 and 2011 was $0.3 million and $0.4 million, respectively.

12.	DISCONTINUED OPERATIONS

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement (the “Starhome Share Purchase Agreement”) with Fortissimo Capital Fund II (Israel), L.P., Fortissimo Capital Fund III (Israel), L.P. and Fortissimo Capital Fund III (Cayman), L.P. (collectively, “Fortissimo”) pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

(the “Starhome Disposition”). On September 19, 2012, CTI contributed to the Company its interest in Starhome, including its rights and obligations under the Starhome Share Purchase Agreement discussed below.

Under the terms of the Starhome Share Purchase Agreement, Starhome’s shareholders are expected to receive aggregate cash proceeds of approximately $80.3 million, subject to adjustment for fees, transaction expenses and certain taxes. Of this amount, $10.5 million will be held in escrow to cover potential post-closing indemnification claims, with $5.5 million being released after 18 months and the remainder released after 24 months, in each case, less any claims made on or prior to such dates. The Company is expected to receive aggregate net cash consideration (including amounts deposited in escrow at closing) of approximately $37.4 million, after payments that CTI agreed to make to certain other Starhome shareholders of up to $4.5 million.

CTI and the other Starhome shareholders have made customary representations and warranties and covenants in the Starhome Share Purchase Agreement, including an agreement not to solicit Starhome employees or interfere with Starhome’s clients, customers, suppliers, licensors or other business relationships for a period of four years following the closing. CTI has also agreed for a period of four years following the closing that it will not, and will cause its affiliates (other than Verint) not to, create, design, develop or offer for sale any product or service which directly competes with any products or services offered by Starhome, subject to certain limited exceptions. In addition, the Starhome Share Purchase Agreement contemplates that Starhome and the Company will enter into a transition services agreement at the closing of the Starhome Disposition.

Completion of the Starhome Disposition is subject to customary conditions, including antitrust filings and approvals. The Starhome Disposition is expected to close in October 2012. If the closing of the Starhome Disposition does not occur by October 19, 2012, either the Starhome shareholders or Fortissimo may terminate the Starhome Share Purchase Agreement; provided, that the Starhome Share Purchase Agreement may not be terminated by Fortissimo before December 31, 2012 in the event that a creditor objects to the consummation of the Starhome Disposition and notice has been given that Starhome intends to contest such objection.

The Company does not expect to have significant continuing involvement in Starhome’s operations following the closing of the Starhome Disposition, and accordingly, the results of operations of Starhome are included in discontinued operations, less applicable income taxes, as a separate component of net loss in the Company’s condensed combined statements of operations for all periods presented and the assets and liabilities of Starhome are included in discontinued operations as separate components in the Company’s condensed combined balance sheets as of all dates presented.

Starhome’s results of operations included in discontinued operations were as follows:

	Six Months Ended July 31,
	2012	2011
	(In thousands)
Total revenue	$23,907	$21,671

Income before income tax benefit (provision)	3,182	4,269

Income tax benefit (provision)	1,529	(1,065)

Total income from discontinued operations, net of tax	$4,711	$3,204

Income from discontinued operations, net of tax:
Attributable to Comverse, Inc.	$3,701	$1,797
Attributable to noncontrolling interest	$1,010	$1,407

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

Starhome’s assets and liabilities included in discontinued operations in the condensed combined balance sheets were as follows:

	July 31, 2012	January 31, 2012
	(In thousands)
ASSETS
Current assets:
Cash and cash equivalents	$29,349	$32,466
Accounts receivable, net of allowance of $142 and $105, respectively	9,718	3,832
Inventories	2,861	2,716
Deferred cost of revenue	669	888
Prepaid expenses and other current assets	760	871

Total current assets	43,357	40,773

Property and equipment, net	1,123	1,173
Goodwill	7,559	7,559
Deferred cost of revenue	145	229

Total assets	$52,184	$49,734

LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	$9,412	$9,959
Deferred revenue	18,454	17,912
Income taxes payable	58	113

Total current liabilities	27,924	27,984

Deferred revenue	1,877	2,683
Other long-term liabilities	1,266	2,747

Total liabilities	$31,067	$33,414

The Company and Starhome had previously entered into transactions pursuant to which the Company performed certain production, support and maintenance services for Starhome, and it is expected that these transactions will continue following the completion of the Starhome Disposition. The Company does not consider these transactions to be significant. The Company recognized revenue related to transactions with Starhome of $2.3 million and $1.7 million for the six months ended July 31, 2012 and 2011, respectively. The Company recognized cost of revenue related to transactions with Starhome of $0.4 million and $1.2 million for six months ended July 31, 2012 and 2011, respectively.

13.	INCOME TAXES

The Company’s quarterly provision for income taxes is measured using an annual effective tax rate, adjusted for discrete items that occur within the periods presented. The significant differences that impact the effective tax rate relate to the difference between the U.S. federal statutory rate and the rates in foreign jurisdictions, incremental valuation allowances and tax contingencies.

For the six months ended July 31, 2012 and 2011, the Company recorded an income tax provision from continuing operations of $7.3 million and $11.9 million, respectively, which represents an effective tax rate of (55.6)% and (39.0)%, respectively. The effective tax rate is negative due to the fact that the Company recorded

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

income tax expense on a combined pre-tax loss primarily due to the mix of income and losses by jurisdiction. The Company did not record an income tax benefit on the loss for the period, primarily because it maintains valuation allowances against certain of its U.S. and foreign net deferred tax assets.

The income tax provisions from continuing operations for the periods are comprised of income tax expense recorded in non-loss jurisdictions, withholding taxes, and certain tax contingencies.

The Company recorded a deferred tax asset and related valuation allowance of approximately $12.4 million for the six months ended July 31, 2012 which represents the excess of the tax basis over the book basis of the investment in Starhome as a result of the Starhome Share Purchase Agreement (see Note 12, Discontinued Operations) because it is likely that the disposition of Starhome will cause this deferred tax asset and related valuation allowance to be recognized in the foreseeable future.

As required by the authoritative guidance on accounting for income taxes, the Company evaluates the realizability of deferred tax assets on a jurisdictional basis at each reporting date. Accounting for income taxes requires that a valuation allowance be established when it is more-likely-than-not that all or a portion of the deferred tax assets will not be realized. In circumstances where there is sufficient negative evidence indicating that the deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance. The Company determined that there is sufficient negative evidence to maintain valuation allowances against certain of the Company’s federal, state and foreign deferred tax assets as a result of historical losses in the most recent three-year period in the U.S. and certain state and foreign jurisdictions. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

The Company regularly assesses the adequacy of the Company’s provisions for income tax contingencies in accordance with the applicable authoritative guidance on accounting for income taxes. As a result, the Company may adjust the reserves for unrecognized tax benefits for the impact of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitation. As of July 31, 2012, the total amount of unrecognized tax benefits that, if recognized, would impact the Company’s effective tax rate were approximately $89.2 million. The Company believes that it is reasonably possible that the total amount of unrecognized tax benefits as of July 31, 2012 could decrease by approximately $3.2 million in the next twelve months as a result of settlements of certain tax audits or lapses of statutes of limitation. Such decreases may involve the payment of additional taxes, the adjustment of deferred taxes, including the need for additional valuation allowances and the recognition of tax benefits. The Company’s income tax returns are subject to ongoing tax examinations in several jurisdictions in which the Company operates. The Company believes that it is reasonably possible that new issues may be raised by tax authorities or developments in tax audits may occur which would require increases or decreases to the balance of reserves for unrecognized tax benefits. However, an estimate of such changes cannot reasonably be made.

The Company’s policy is to include interest and penalties related to unrecognized tax benefits as a component of the provision for income taxes in the condensed combined statements of operations. Accrued interest and penalties were $42.5 million and $43.1 million as of July 31, 2012 and January 31, 2012, respectively.

14.	BUSINESS SEGMENT INFORMATION

The Company’s reportable segments consist of Comverse BSS and Comverse VAS. The results of operations of all the other operations of the Company, including the Comverse MI operating segment, the Company’s

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

Netcentrex operations, the Company’s global corporate functions that support its business units and Exalink, are included in the column captioned “Comverse Other” as part of the Company’s business segment presentation. The operating segments included in “Comverse Other” do not meet the quantitative thresholds required for a separate presentation or the aggregation criteria under segment reporting guidance. Specifically, they do not have similar economic characteristics with any separately presented reportable segment. The Company does not maintain balance sheets for its operating segments.

Starhome results of operations are included as discontinued operations and therefore not presented in segment information.

During the fiscal year ended January 31, 2012, as part of the Phase II Business Transformation, the Company restructured its operations into new business units that are designed to improve operational efficiency and business performance. For a more comprehensive discussion relating to the Phase II Business Transformation, (see Note 6, Restructuring).

Segment Performance

The Company evaluates its business by assessing the performance of each of its operating segments. The Company’s Chief Executive Officer is its chief operating decision maker (“CODM”). The CODM uses segment performance, as defined below, as the primary basis for assessing the financial results of the operating segments and for the allocation of resources. Segment performance, as the Company defines it in accordance with the FASB’s guidance relating to segment reporting, is not necessarily comparable to other similarly titled captions of other companies.

Segment performance is computed by management as income (loss) from operations adjusted for the following: (i) stock-based compensation expense; (ii) amortization of acquisition-related intangibles; (iii) compliance-related professional fees; (iv) compliance-related compensation and other expenses; (v) impairment of property and equipment; (vi) litigation settlements and related costs; (vii) restructuring charges; and (viii) certain other gains and charges. Compliance-related professional fees and compliance-related compensation and other expenses relate to fees and expenses recorded in connection with CTI’s efforts to (a) complete financial statements and audits of such financial statements, (b) become current in periodic reporting obligations under the federal securities laws, and (c) remediate material weaknesses in internal control over financial reporting. Although following the share distribution the Company will not continue to incur compliance-related professional fees and compliance-related compensation and other expenses for the filing of CTI’s periodic reports, the Company expects to incur significant fees and expenses related to compliance with its periodic reporting obligations under federal securities laws.

In evaluating each segment’s performance, management uses segment revenue, which consists of revenue generated by the segment. Certain segment performance adjustments relate to expenses included in the calculation of income (loss) from operations, while, from time to time, certain segment performance adjustments may be presented as adjustments to revenue. The Company had no segment performance adjustments to revenue for the six months ended July 31, 2012 and 2011.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

The tables below present information about total revenue, total costs and expenses, income (loss) from operations, segment performance, interest expense, depreciation and amortization, and other non-cash items for the six months ended July 31, 2012 and 2011:

	Comverse BSS	Comverse VAS	Comverse Other	Total
	(In thousands)
Six Months Ended July 31, 2012
Total revenue	$126,732	$157,211	$25,033	$308,976

Total costs and expenses	$107,703	$110,191	$100,175	$318,069

Income (loss) from operations	$19,029	$47,020	$(75,142)	$(9,093)

Computation of segment performance:
Segment revenue	$126,732	$157,211	$25,033

Total costs and expenses	$107,703	$110,191	$100,175
Expense adjustments:
Stock-based compensation expense	—	—	3,632
Amortization of acquisition-related intangibles	8,072	—	—
Compliance-related professional fees	—	—	13
Compliance-related compensation and other expenses	678	916	(41)
Impairment of property and equipment	1	—	35
Litigation settlements and related costs	—	—	(243)
Restructuring charges	—	—	1,107
Other	—	—	(208)

Segment expense adjustments	8,751	916	4,295

Segment expenses	98,952	109,275	95,880

Segment performance	$27,780	$47,936	$(70,847)

Interest expense	$—	$—	$(376)	$(376)

Depreciation and amortization	$(9,663)	$(2,444)	$(3,848)	$(15,955)

Other non-cash items (1)	$(1)	$—	$(35)	$(36)

(1)	Other non-cash items consist of write-downs of property and equipment.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

	Comverse BSS	Comverse VAS	Comverse Other	Total
	(In thousands)
Six Months Ended July 31, 2011:
Total revenue	$160,672	$163,580	$21,567	$345,819

Total costs and expenses	$134,760	$112,929	$126,214	$373,903

Income (loss) from operations	$25,912	$50,651	$(104,647)	$(28,084)

Computation of segment performance:
Segment revenue	$160,672	$163,580	$21,567

Total costs and expenses	$134,760	$112,929	$126,214
Expense adjustments:
Stock-based compensation expense	—	—	1,697
Amortization of acquisition-related intangibles	8,996	—	—
Compliance-related professional fees	—	—	10,467
Compliance-related compensation and other expenses	2,067	1,236	604
Impairment of property and equipment	—	5	152
Litigation settlements and related costs	—	—	474
Restructuring charges	—	—	13,050
Other	—	—	(47)

Segment expense adjustments	11,063	1,241	26,397

Segment expenses	123,697	111,688	99,817

Segment performance	$36,975	$51,892	$(78,250)

Interest expense	$—	$—	$(471)	$(471)

Depreciation and amortization	$(10,840)	$(2,033)	$(4,475)	$(17,348)

Other non-cash items (1)	$—	$(5)	$(152)	$(157)

(1)	Other non-cash items consist of write-downs of property and equipment.

15.	RELATED PARTY TRANSACTIONS

Note Payable to CTI

On January 11, 2011, the Company entered into a promissory note to borrow up to $10.0 million from CTI, with the note scheduled to mature on January 11, 2016. Borrowings may be prepaid by the Company without penalty. The contractual interest rate applicable to borrowings under this promissory note is LIBOR plus 4.0%. The interest expense for the six months ended July 31, 2012 and 2011 was negligible and the amount owed to CTI as of July 31, 2012 and January 31, 2012, including accrued interest, was approximately $9.3 million and $8.5 million, respectively.

Loan Agreement with CTI

On May 9, 2012, the Company entered into a revolving loan agreement (the “Loan Agreement”) with CTI, pursuant to which CTI extended the Company a $25.0 million revolving credit facility. Borrowings under the Loan Agreement are to be used to fund the Company’s operating expenses and working capital needs. (see Note 7, Debt).

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

Transactions with other CTI Subsidiaries

In the ordinary course of business, the Company enters into commercial transactions with Verint Systems Inc. (“Verint”), which is a majority-owned subsidiary of CTI. As of July 31, 2012 and January 31, 2012, the Company had net receivables of $1.6 million and $1.8 million from Verint, respectively.

Other Arrangements with CTI

CTI provides a variety of services to the Company (see Note 3, Expense Allocations).

CTI’s Settlement Agreement with Cadian Capital

On May 30, 2012, the CTI Board entered into a letter agreement with Cadian Capital Management, LLC (“Cadian Capital”), Cadian Fund LP, Cadian Master Fund LP and Cadian GP LLC (Cadian Capital, together with the aforementioned entities other than CTI and Verint being referred to collectively as the “Cadian Group”) with respect to the solicitation for the election of CTI director nominees at the election of directors at the Annual Meeting of Shareholders of CTI that was held on June 28, 2012 (the “CTI AGM”) by the Cadian Group pursuant to the proxy statement filed with SEC on March 28, 2012, as subsequently amended. Such letter agreement is referred to herein as the “Letter Agreement.”

Pursuant to the terms and conditions of the Letter Agreement, the Cadian Group immediately abandoned its solicitation for the election of its or any other person’s nominees as directors of CTI other than those nominees proposed by CTI in connection with the CTI AGM and agreed to vote all securities of CTI over which it has beneficial ownership in favor of the slate of directors named in CTI’s proxy statement filed in connection with the CTI AGM, the parties also agreed to take various actions with respect to the composition of the Board of Directors of Verint Systems (the “Verint Board”), the Board of Directors of the Company (the “Comverse Board”) and the CTI Board.

With respect to the Verint Board, the parties to the Letter Agreement agreed, among other things, that three nominees designated by Cadian Capital (the “CTI-Cadian Verint Nominees”) and acceptable to the CTI Board and the Verint Board under the “Applicable Standard” (as defined below) to replace Augustus Oliver, Theodore Schell and Mark Terrell, three members of the CTI Board who also currently serve as members of the Verint Board.

With respect to the Comverse Board, CTI agreed that, immediately prior to the share distribution, it will cause the Comverse Board to be comprised of seven directors, one of whom shall be the chief executive officer of Comverse, three of whom shall be designated by the CTI Board (which three shall be Charles J. Burdick, Susan Bowick and Mark Terrell), and three of whom shall be designated by Cadian Capital (which three shall be James Budge, Stephen Andrews and Doron Inbar), each of whom is currently acceptable to the CTI Board to serve as directors of the Comverse Board; provided, however, that if any facts or circumstances arise which the CTI Board determines under the Applicable Standard make any Cadian Capital designee unacceptable to serve on the Comverse Board, Cadian Capital will recommend one or more substitute nominees for approval by the CTI Board under the Applicable Standard.

With respect to the CTI Board, in the event that either the share distribution has not occurred by October 31, 2012 or CTI has publicly announced that the share distribution is delayed beyond October 31, 2012 or announced its intent to abandon the share distribution at any time prior to October 31, 2012, CTI shall use reasonable best efforts to cause (a) the CTI Board to be immediately expanded and for each of James Budge, Stephen Andrews

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

and Doron Inbar to be promptly appointed to the CTI Board to fill such vacancies, subject to each aforementioned nominee being properly vetted and approved by the CTI Board under the Applicable Standard and (b) each of Augustus Oliver, Theodore Schell and Robert Dubner to resign from the CTI Board by the earlier of (i) the consummation of the share distribution and (ii) January 31, 2013.

The “Applicable Standard” means, with respect to any decision of a board of directors or any individual director with regard to whether to approve or find acceptable any nominee or designee for election or appointment as a director, such board of directors or director acting reasonably and in good faith but in no event constrained from exercising its, his or her fiduciary duties.

In addition, each member of the Cadian Group agreed that (a) it will vote all securities of CTI over which it has beneficial ownership in favor of the share distribution and publicly announce its intention to vote in favor of the share distribution (provided, that the terms and conditions of the share distribution are, in the reasonable business judgment of Cadian Capital, fair and reasonable to, and in the best interests of, CTI shareholders) and (b) if a merger between CTI and Verint is proposed on terms and conditions that, in the reasonable business judgment of Cadian Capital acting in good faith, are fair and reasonable to, and in the best interests of, both CTI shareholders and Verint stockholders, it will vote all securities of CTI and Verint over which it has beneficial ownership in favor of such merger and publicly announce its intention to vote in favor of such merger.

In consideration of the foregoing, CTI has agreed to reimburse up to $300,000 of the reasonable, out-of-pocket documented expenses of the Cadian Group that have been incurred since March 2012.

The rights and obligations of the Cadian Group and CTI under the Letter Agreement (a) with respect to the CTI Board will terminate and be of no further force or effect in the event that the Cadian Group at any time ceases to own, in the aggregate, at least 1,000,000 shares of CTI common stock, (b) with respect to the Verint Board will terminate and be of no further force and effect (i) in the event that the Cadian Group ceases to own, in the aggregate, at least 1,000,000 shares of Verint common stock or (ii) in the event that CTI ceases to be the beneficial owner of a majority of the outstanding voting securities of Verint. In addition, the Letter Agreement will terminate and be of no further force or effect (x) from and after June 28, 2013 or (y) earlier, in the event that any member of the Cadian Group breaches in any material respect certain of its obligations under the Letter Agreement and such breach remains uncured after receipt of notice.

16.	EQUITY ATTRIBUTABLE TO COMVERSE, INC. AND NONCONTROLLING INTEREST

Noncontrolling interest represents minority stockholders’ interest in Starhome. The Company recognizes noncontrolling interest as a separate component of “Total equity” in the condensed combined balance sheets and recognizes income attributable to the noncontrolling interest as a separate component of “Net loss” in the condensed combined statements of operations.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

Components of equity attributable to Comverse, Inc. and noncontrolling interest are as follows:

	Six Months Ended July 31, 2012			Six Months Ended July 31, 2011
	Comverse, Inc.’s Stockholders’ Equity	Noncontrolling Interest	Total Equity	Comverse, Inc.’s Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance, January 31	$(83,074)	$6,987	$(76,087)	$(67,507)	$4,216	$(63,291)

Comprehensive loss:

Net (loss) income	(16,795)	1,010	(15,785)	(40,463)	1,407	(39,056)
Other comprehensive income (loss), net of tax	5,789	(43)	5,746	(3,365)	(14)	(3,379)

Total comprehensive loss	(11,006)	967	(10,039)	(43,828)	1,393	(42,435)
Stock-based compensation expense	3,818	—	3,818	1,913	—	1,913
Decrease in net investment of CTI	1,483	186	1,669	1,790	19	1,809

Balance, July 31	$(88,779)	$8,140	$(80,639)	$(107,632)	$5,628	$(102,004)

17.	LEASES

In May 2012, the Company entered into an agreement for the lease of a facility of approximately 271,200 square feet in Raanana, Israel that is intended to replace its existing office space in Tel Aviv, Israel. The term of the lease is for ten years, expected to commence in October 2014. In addition, the Company has the right to extend the term of the lease by up to 5 years. The annual base rent under the agreement is approximately $5.1 million.

18.	COMMITMENTS AND CONTINGENCIES

Guarantees

The Company provides certain customers in the ordinary course of business with financial performance guarantees, which in certain cases are backed by standby letters of credit or surety bonds, the majority of which are cash collateralized and accounted for as restricted cash and bank time deposits. The Company is only liable for the amounts of those guarantees in the event of its nonperformance, which would permit the customer to exercise the guarantee. As of July 31, 2012 and January 31, 2012, the Company believes that it was in compliance with its performance obligations under all contracts for which there is a financial performance guarantee, and that any liabilities arising in connection with these guarantees will not have a material adverse effect on the Company’s condensed combined results of operations, financial position or cash flows. The Company also obtained bank guarantees primarily to provide customer assurance relating to the performance of certain obligations required by customer agreements for the guarantee of certain payment obligations. These guarantees, which aggregated $29.0 million as of July 31, 2012, are generally scheduled to be released upon the Company’s performance of specified contract milestones, a majority of which are scheduled to be completed at various dates through January 31, 2016.

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NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

Litigation Overview

Except as disclosed below, the Company does not believe that it is currently party to any other claims, assessments or pending legal action that could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Proceedings Related to CTI’s Special Committee Investigations

Overview

On March 14, 2006, CTI announced the creation of a Special Committee of its Board of Directors (the “Special Committee”) composed of outside directors to review CTI’s historic stock option grant practices and related accounting matters, including, but not limited to, the accuracy of the stated dates of option grants and whether all proper corporate procedures were followed. In November 2006, the Special Committee’s investigation was expanded to other financial and accounting matters, including the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts, the misclassification of certain expenses, the misuse of accounting reserves and the misstatement of backlog. The Special Committee issued its report on January 28, 2008. Following the commencement of the Special Committee’s investigation, CTI, certain of its subsidiaries and some of CTI’s former directors and officers were named as defendants in several class and derivative actions, and CTI commenced direct actions against certain of its former officers and directors.

Beginning on or about April 19, 2006, class action lawsuits were filed by persons identifying themselves as CTI shareholders, purportedly on behalf of a class of CTI’s shareholders who purchased its publicly-traded securities. The actions were later consolidated and adjudicated at the United States District Court for the Eastern District of New York. The complaint named CTI and certain of its former officers and directors as defendants and alleged, among other things, violations of Sections 10(b) and 14(a) of the Exchange Act, Rule 10b-5 promulgated thereunder and Section 20(a) of the Exchange Act in connection with prior statements made by CTI with respect to, among other things, its accounting treatment of stock options. The action sought compensatory damages in an unspecified amount.

The parties to this action entered into a settlement agreement on December 16, 2009, which was amended on June 19, 2010 and approved by the court in which such action was pending on June 23, 2010. Under the settlement agreement, CTI paid the plaintiffs $160.2 million, of which $82.5 million was paid through the issuance of 12,462,236 CTI common shares and the remainder was paid in cash.

Israeli Optionholder Class Actions

CTI and certain of its subsidiaries, including Comverse Ltd. (a subsidiary of the Company), were named as defendants in four potential class action litigations in the State of Israel involving claims to recover damages incurred as a result of purported negligence or breach of contract that allegedly prevented certain current or former employees from exercising certain stock options. The Company intends to vigorously defend these actions.

Two cases were filed in the Tel Aviv District Court against CTI on March 26, 2009, by plaintiffs Katriel (a former Comverse Ltd. employee) and Deutsch (a former Verint Systems Ltd. employee). The Katriel case (Case Number 1334/09) and the Deutsch case (Case Number 1335/09) both seek to approve class actions to recover damages that are claimed to have been incurred as a result of CTI’s negligence in reporting and filing its financial statements, which allegedly prevented the exercise of certain stock options by certain employees and former employees. By stipulation of the parties, on September 30, 2009, the court ordered that these cases, including all claims against CTI in Israel and the motion to approve the class action, be stayed until resolution of

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

the actions pending in the United States regarding stock option accounting, without prejudice to the parties’ ability to investigate and assert the unique facts, claims and defenses in these cases. On April 4, 2012, plaintiffs filed a motion to lift the stay based on the resolution of the actions in the United States. On May 7, 2012, the court lifted the stay, and the plaintiffs have filed an amended complaint and motion to certify a class of plaintiffs in a single consolidated class action. The defendants’ deadline to respond is October 24, 2012. On July 13, 2012, plaintiffs filed a motion seeking an order that CTI hold back $150 million in assets as a reserve to satisfy any potential damage awards that may be awarded in this case, but does not seek to enjoin the share distribution. The Company does not believe that the motion has merit. On July 25, 2012, the court indicated that it will not rule on the motion until after it rules on plaintiffs’ motion to certify a class of plaintiffs. The deadline for CTI to respond to plaintiffs’ motion has been extended to October 24, 2012. On August 16, 2012, plaintiffs filed a motion for leave to appeal the court’s order to the Israeli Supreme Court.

Two cases were also filed in the Tel Aviv Labor Court by plaintiffs Katriel and Deutsch, and both seek to approve class actions to recover damages that are claimed to have been incurred as a result of breached employment contracts, which allegedly prevented the exercise by certain employees and former employees of certain CTI and Verint Systems stock options, respectively. The Katriel litigation (Case Number 3444/09) was filed on March 16, 2009, against Comverse Ltd., and the Deutsch litigation (Case Number 4186/09) was filed on March 26, 2009, against Verint Systems Ltd. The Tel Aviv Labor Court has ruled that it lacks jurisdiction, and both cases have been transferred to the Tel Aviv District Court. These cases have been consolidated with the Tel Aviv District Court cases discussed above. The Company did not accrue for these matters as the potential loss is currently not probable or estimable.

Additional cases have been filed by individual plaintiffs similarly seeking to recover damages up to an aggregate of $3.5 million allegedly incurred as a result of the inability to exercise certain stock options. The cases generally allege the same causes of actions alleged in the potential class action discussed above. The Company did not accrue for these matters as the potential loss is currently not probable or estimable.

Other Legal Proceedings

In addition to the litigation discussed above, the Company is, and in the future, may be involved in, various other lawsuits, claims and proceedings incident to the ordinary course of business. The results of litigation are inherently unpredictable. Any claims against the Company, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time and result in diversion of significant resources. The results of these lawsuits, claims and proceedings cannot be predicted with certainty. However, the Company believes that the ultimate resolution of these current matters will not have a material adverse effect on its condensed combined financial statements taken as a whole.

Indemnifications

In the normal course of business, the Company provides indemnifications of varying scopes to customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. The Company evaluates its indemnifications for potential losses and in its evaluation considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Generally, the Company has not encountered significant charges as a result of such indemnification provisions.

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

In addition, under the Distribution Agreement the Company will enter into in connection with the share distribution, the Company has agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution (see Note 19, Subsequent Events).

19.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through September 19, 2012, the date the condensed combined financial statements were available to be issued.

Separation of Chief Operating Officer

On August 5, 2012, Comverse Ltd. and Oded Golan, the Company’s Senior Vice President and Chief Operating Officer, entered into a Separation Agreement (the “Separation Agreement”) in which they mutually agreed upon the terms of transition and separation of employment of Mr. Golan. Pursuant to the Separation Agreement, Mr. Golan will continue to serve in his current capacity through January 31, 2013, at which time he will resign from his position.

Merger of Verint and CTI

On August 12, 2012, CTI entered into an agreement and plan of merger (the “Verint Merger Agreement”) with Verint pursuant to which CTI will merge with and into a subsidiary of Verint and become a wholly-owned subsidiary of Verint (the “Verint Merger”). The completion of the Verint Merger is subject to certain conditions, including the completion of the share distribution or other disposition by CTI of the Company and that CTI dispose of its interest in Starhome prior to the consummation of the merger.

The Verint Merger Agreement also anticipates CTI’s entry into a distribution agreement (the “Distribution Agreement”), transition services agreement, tax disaffiliation agreement and employee matters agreement (collectively, the “Share Distribution Agreements”) with Comverse in connection with the share distribution. In particular, the Distribution Agreement, among other things, would provide for the allocation between Comverse and CTI of various assets, liabilities and obligations attributable to periods prior to the share distribution. Under the Distribution Agreement, the Company has agreed to indemnify CTI and its affiliates (including Verint following the Verint Merger) against certain losses that may arise as a result of the Verint Merger and the share distribution. Certain of the Company’s indemnification obligations are capped at $25.0 million and certain are uncapped. Specifically, the capped indemnification obligations include indemnifying CTI and its affiliates (including Verint following the Verint Merger) against losses stemming from breaches by CTI of representations, warranties and covenants in the Verint Merger Agreement and for any liabilities of CTI that are known by CTI but not included on the net worth statement to be delivered by CTI at the closing of the Verint Merger. The Company’s uncapped indemnification obligations include indemnifying CTI and its affiliates (including Verint following the Verint Merger) against liabilities relating to the Company’s business; claims by any shareholder or creditor of CTI related to the share distribution, the Verint Merger or related transactions or disclosure documents; certain claims made by employees or former employees of CTI and any claims made by employees and former employees of the Company (including but not limited to the Israeli optionholder suits discussed in Note 18, Commitments and Contingencies); any failure by the Company to perform under any of the agreements entered into in connection with the share distribution; claims related to CTI’s ownership or operation of the Company; claims related to the Starhome Disposition (discussed below); certain retained liabilities of CTI that are not reflected on or reserved against on the net worth statement to be delivered by CTI at the closing of the Verint Merger; and claims arising out of the exercise of appraisal rights by a CTI shareholder in connection with

COMVERSE, INC.

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)

(UNAUDITED)

the share distribution. CTI has agreed to place $25.0 million in cash in escrow to support indemnification claims to the extent made against it by CTI and its affiliates (including Verint following the Verint Merger), any cash balance remaining in such escrow fund 18 months after the closing of the Verint Merger will be released to the Company. The escrow funds cannot be used for claims related to the Israeli optionholder suit. The Company will also assume all pre-share distribution tax obligations of each of it and CTI.

Under the transition services agreement, each of the Company and CTI will provide the other with certain services on an interim basis following the share distribution. Amounts payable for services provided under the transition services agreement will generally equal the costs and expenses incurred by the party providing the services, and a significant portion of the services that the Company is to provide will have fixed fees. Further, the Company and CTI will enter into a tax disaffiliation agreement that will govern their respective rights, responsibilities and obligations after the share distribution with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. The Company and CTI will also enter into an employee matters agreement, which will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs.

Contribution and Sale of Starhome

On August 1, 2012, CTI, certain other Starhome shareholders and Starhome entered into a Share Purchase Agreement with Fortissimo pursuant to which Fortissimo agreed to purchase all of the outstanding share capital of Starhome. On September 19, 2012, CTI contributed to us its interest in Starhome, including its rights and obligations under the Starhome Purchase Agreement (see Note 12, Discontinued Operations).